Form 20-F
Dynasty Gaming Inc
filed 2006-10-27
CIK 1349507

    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. 3)
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

TABLE OF CONTENTS

	PART I	Page
Item 1.	Identity Of Directors, Senior Management And Advisers	5
Item 2.	Offer Statistics And Expected Timetable	6
Item 3.	Key Information	7
Item 4.	Information On The Company	16
Item 5.	Operating And Financial Review And Prospectus	25
Item 6.	Directors, Senior Management And Employees	32
Item 7.	Major Shareholders And Related Transactions	42
Item 8.	Financial Information	44
Item 9.	The Offer And Listing	46
Item 10.	Additional Information	48
Item 11.	Quantitative And Qualitative Disclosure About Market Risk	60
Item 12.	Description Of Securities Other Than Equity Securities	60

	PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies	61
Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds
Item 15.	Controls and Procedures	61
Item 16	[Reserved]	61

	PART III

Item 17	Financial Statements	F-1
Item 18.	Financial Statements	56
Item 19	Exhibits	57

CERTAIN INFORMATION

As used in this annual report, “we,” “us,” “our,” the “Company,” “DNY” and “Dynasty” refers to Dynasty Gaming Inc. and its subsidiaries, Mahjong Systems Ltd. and Mahjong Development Inc., except where it is clear that such terms mean only Dynasty Gaming Inc.

We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See “Item 19.” All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars. See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On September 29, 2006, the exchange rate was approximately Cdn.$1.00 per US$ 0.8966. *As reported by Bank of Canada

FORWARD-LOOKING STATEMENTS

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Directors and senior management.    The following table provides the names and titles of our directors and senior management.

Name	Title
Albert Barbusci	Director, President, and Chief Executive Officer (1)
David Wolk	Director (1) (4)
Linda Lemieux	Director (1) (2)
Kiyoshi Eguchi	Director (1)
Mark Billings	Chief Financial Officer and Corporate Secretary (1) (5)
Adriaan Brink	President and Director of Mahjong Systems Ltd. (1)
(3)

(1) The business address for our directors and senior management is 759 Square Victoria, Suite 300, Montréal, Québec, Canada H2Y 2J7.
(2) Since the date of filing of the Registration Statement, Amendment No.2 on Form 20-F with the SEC on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc.
(3) Since the date of the filing of the Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc, and Tony Barbusci resigned as Vice President of Finance and Secretary of the Company.
(4) At the Company’s board of directors meeting on October 6, 2006, David Wolk was appointed as President and Secretary of Mahjong Development Inc.
(5) At the Company’s board of directors meeting on October 6, 2006, Mark Billings was appointed as Secretary of Dynasty Gaming Inc.

  Auditors. The following table provides the names and addresses of our auditors for the preceding three years.

Name and business address	Term
Horwath Appel 1 Westmount Square, Suite 900 Montréal, Québec, Canada H3Z 2PY	1994 - Present

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 - Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:
	Year Ended December 31
	2005	2004	2003	2002	2001
(a) Total revenue	$161,700	$26,053	$-	$2,610	$3,653
(b) Loss from continuing operations	($1,378,923)	($474,698)	($382,071)	$(194,547)	($67,495)
Total	($1,371,174)	($434,438)	($340,8748)	$(194,547)	($67,495)
Per Share¹	($0.03)	($0.01)	($0.01)	($0.01)	($0.00)
(c) Earnings (loss) from discontinued operations	186,615	($2,874,136)	($463,890)	$238,702	($466,751)
Total	186,615	($1,770,466)	($362,594)	$362,598	($344,223)
Per Share¹	$0.00	($0.05	($0.01)	$0.01	($0.01)
(d) Total assets	$11,286,534	$3,023,375	$9,535,808	$11,581,996	$6,787,146
(e) Total long-term debt	$-	$-	$-	$-	$-
(f) Capital stock	$12,405,434	$3,589,810	$3,831,116	$3,831,116	$2,336,590
(g) Total shareholders’ equity	$8,774,587	$721,987	$3,112,702	$3,887,565	$2,224,988
(h) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(i) Net earnings (loss) for the period
Total	($1,184,559)	($2,204,904)	($703,468)	$168,051	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	(0.00	($0.01)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:
	Year Ended December 31
	2005	2004	2003	2002	2001
(a) Total revenue	$7,956,157	$6,238,792	$3,959,448	$9,901,611	$13,426,270
(b) Earnings (loss) from continuing operations	($1,184,559)	($903,403)	($297,162)	$162,176	($411,718)
Total	($1,184,559)	($2,219,987)	($718,118)	$162,176	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)
(c) Earnings (loss) from discontinued operations	($1,184,559)	($888,320)	($282,512)	$168,051	($411,718)
Total	($1,184,559)	($2,204,904)	($703,468)	$168,051	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)
(c) Total assets	$11,286,534	$3,023,375	$9,535,808	$11,581,996	$6,787,146
(d) Total long-term debt	-	$-	$-	$-	$-
(e) Capital stock	$12,139,934	$3,589,810	$3,831,116	$3,831,116	$2,336,590
(f) Total shareholders’ equity	$8,774,587	$721,987	$3,112,702	$3,887,565	$2,224,988
(g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h) Net earnings (loss) for the period
Total	($1,238,554)	($2,285,145)	($789,513)	$162,805	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)

Exchange Rates

The following table sets forth the high and low for each month during the previous six months, For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.

	September 2006	August 2006	July 2006	June 2006	May 2006	April 2006
High	1.13	1.13	1.14	1.12	1.13	1.18
Low	1.11	1.11	1.11	1.10	1.10	1.12

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

	Year Ended December 31
	2005	2004	2003	2002	2001
Average for the period (1)	1.2085	1.2980	1.3918	1.5699	1.5513

(1) The average rates set forth for each period are based on exchange rate of the amount of Cdn. Dollars equaling $1US Dollar.

B.  Capitalization and indebtedness

The following table summarizes our capitalization and indebtedness as of May 31, 2006 and July 31, 2006. The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

Capitalization and indebtedness
	As At May 31, 2006 (Unaudited) (Cdn$)	As At Jul 31, 2006 (Unaudited) (Cdn$)
Indebtedness
Guaranteed	Nil	Nil
Unguaranteed	Nil	Nil
Secured	Nil	Nil
Unsecured	Nil	Nil

Shareholders' Equity
Common Shares, issued and outstanding: May 31, 2006 - 77,321,559; July 31, 2006 - 77,464,226	$12,534,559	$12,594,628
unlimited number of authorized common shares, with no par value

Accumulated deficit	$(6,617,765)	$(7,163,224)

Subject to escrow agreement (1)	14,881,112	14,881,112

Free trading common shares	62,440,447	62,583,114

Warrants (expiring 12/29/07)	7,500,000	7,425,000

Brokers' options (expiring 12/29/07)	1,350,000	1,350,000
Options to acquire stock	5,109,889	5,242,222

Fully Diluted Shares	91,281,448	91,481,448
Net shareholders' equity	$6,574,280	$5,979,050
Total capitalization	$6,623,417	$5,998,526

(1) In connection with the reverse take-over (“RTO”) effected by Events International Holding Corporation (the predecessor company to Dynasty Gaming Inc.) of Golden Gram Capital Inc., the common shares held by the directors and officers consequent to the RTO were held in escrow and released over a six-year period, in accordance with the rules and regulations of the TSX Venture Exchange. More specifically, common shares were to be released from escrow every six months after the listing of the Company on the TSX Venture Exchange, which was April 25, 2002. These escrowed shares include those of Albert Barbusci, President, CEO and Director of the Company, and Linda Lemieux, Director of the Company. An escrow agreement dated March 20, 2002 has been provided as an exhibit to this registration statement. As at July 31, 2006, there were still 8,131,112 shares held in escrow under this arrangement. The next release date is October 25, 2006, at which time 2,032,778 common shares will be released from escrow and become freely tradable. A similar quantum of shares will be released from escrow every six months thereafter until April 25, 2008, the final release date. On September 21, 2005, Dynasty Gaming Inc. (Events International Holding Corporation, at the time), acquired the Mahjong Mania business from Ian Sherrington and Adriaan Brink through the issuance of 9,000,000 common shares of the Company at a price of $0.15 per share. In accordance with the rules of the TSX Venture Exchange for a transaction of this nature in which value was being given to such an acquisition without a demonstrable history of revenues or earnings, these shares were deemed to be “surplus shares” and are subject to a mandatory escrow period of three years. Of the 9,000,000 common shares originally issued, 10%, or 900,000 common shares, were freely tradable upon consummation of this acquisition on September 21, 2005, with the remaining 8,100,000 subject to escrow. A further 15% of the original total, or 1,350,000 common shares, are released and become freely tradable every six months until September 21, 2008. This escrow agreement was in the closing binder for the Company’s acquisition of Mahjong Systems Limited and Mahjong Development Inc., which has already been provided. As at July 31, 2006, there were 6,750,000 common shares still in escrow under this arrangement. Therefore, as at July 31, 2006, the total number of common shares held in escrow was 14,881,112.

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

Risks Related to Our Business

We face risk in connection with our change of business focus, change in source of Revenue and the limited operating history of Mahjong Mania

Prior to the acquisition of the Mahjong Mania companies, Dynasty Gaming Inc. previously known as Events International Holding Corporation (EIH) and its subsidiaries operated in international meeting / convention planning and organizing, which was its primary business from October 2001 to September 30, 2004. In August 2004, the Board of Directors decided to sell Events International Meeting Planners Inc. (EIMP), the Company’s principal subsidiary. This decision followed management’s analysis and recommendation to redirect its focus from the meeting planning business to the potential of on-line businesses. During the first half of 2004, it became apparent that business relationships developed over the years with federations in the world of gynecology, urology and pediatrics were not producing the expected future revenue-generating contracts for the Company’s conference planning subsidiary. The continuing threat of terrorism and global health concerns had devastated EIMP's international medical and healthcare conference planning and management business. EIMP had no substantial contracts in its pipeline and because the lead times are very long in this sector, the prospect of any significant revenue in the near to medium term was unlikely. These considerations, together with EIMP's accumulated net loss and its high debt level, caused the directors to decide that the costs and risks involved in continuing with this activity were not in the best interests of the Company or its shareholders. Therefore on August 31, 2004, the Board approved the sale of EIMP, subject to regulatory and shareholder approval. These approvals were received in December 2004 and the sale was completed in January 2005.

Following the sale of EIMP, EIH and its remaining subsidiaries, MedEvents Inc., CPC Econometrics, Inc. and Cadence Healthcare Communications Inc., continued to operate businesses involved in the marketing and administration of a specialized medical portal, e-commerce and management consulting, and an agency handling healthcare advertising and communications.

During the fiscal year ended December 31, 2005, 79% of DNY’s consolidated revenues were derived from its subsidiary, CPC Econometrics. Accordingly, the company’s business focus was in the area of women’s health and international convention organization, management consulting, e-commerce and advertising and communications. However, the Company’s primary focus was on developing its Internet portal. On September 21, 2005, the Company acquired Mahjong Systems Ltd. and Mahjong Development Inc. and thereby changed the principal business focus of the Company to the development and commercialization of the Mahjong Mania software. The financial statements, which should be reviewed in conjunction with this section, are not indicative of the Company’s future business focus.

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

In connection with our change in business focus, our management team has limited experience in the area of online gaming

Our Company’s management team has limited experience in the area of online gaming, and therefore the likelihood of our success depends upon our management team’s ability to identify the online gaming market, understand industry matters, and fully implement our business plan successfully. With limited training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Although Adriaan Brink, president of MSL, is a known and experienced executive in the industry and despite the fact that Mark Billings has obtained previous experience with Golden Palace group of companies, their decisions and choices may not take into account standard gaming market or managerial approaches commonly used in the industry. Consequently, our likelihood of success, earnings, and ultimate financial success could suffer irreparable harm due to management's limited experience in this industry.

Our ability to sustain or increase revenues will depend upon establishing a market demand for Mahjong Mania

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

Our operations may face risks in connection with the joint venture we have undertaken with Ho Majiang

Our Company has undertaken a joint venture, to be called Ho Majiang, between Dynasty Gaming and the Ho Group. There are risks inherent in this type of arrangement with the Ho Group. The success of this joint venture will depend in part on the financial condition of our co-venturer. Should Newco1, the company to be formed as a result of the joint venture, require capital beyond the initial amount, our Company may be affected by the Ho Group’s inability to provide its share of the capital. Additionally, in this arrangement, there is the possibility that the liabilities of the venture may exceed the percentage of our investment. Moreover, in the event our company does not have majority control of Newco1, our Company may be bound by the decisions of our co-venturer. We do not currently know the percentage ownership the Company will hold in the joint venture.

Our operations may face risks if we are unable to enter into definite agreements with our co-venturers

As of the date of the filing of this registration statement, we do not yet have agreements in place with our co-venturers, Newco1 or Newco2. If we are unable to enter into these two joint ventures with Ho Group, our operations may be impacted as follows. Without the participation of the Ho Group in Newco1, there is a risk of inadequate funding of our prepaid card venture in China, if alternative sources of financing cannot be obtained. Without sufficient capital to launch our venture in China, our operations in this market could be materially impacted. If we are unable to enter into a definitive agreement with the Ho Group for Newco2, this could materially impact our ability to host the World Cup of Mahjong in Macau, as planned. An important point of differentiation for us in the Chinese market is the linking of our prepaid card site in China with the World Cup of Mahjong. Players on our online site in China can only qualify for the World Cup of Mahjong by playing online. If we are unable to reach a definitive agreement with the Ho Group on the World Cup of Mahjong venture (i.e. Newco2), this could have a material impact on our operations in China.

New or existing government regulations could prohibit Internet gambling, and therefore adversely affect our business

The Company and our licensees are subject to applicable laws in the jurisdictions in which we operate. Some jurisdictions have introduced legislation and regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming. Dynasty Gaming Inc. is licensed and regulated by the Kahnawake Gaming Commission of the Mohawk Territory of Kahnawake. Our current licensees are licensed and regulated by the Mohawk Territory of Kahnawake, Gibraltar and Malta.

General risk factors regarding government regulation

Dynasty Gaming and its licensees are subject to applicable laws in the jurisdictions in which they operate. The laws and regulations of these jurisdictions may change in the future, or new laws and regulations may be adopted, which could place restrictions on our abilities to operate from these jurisdictions or increase the costs of doing so.

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

Risks specific to the Mohawk Territory of Kahnawake

The Mohawk Territory of Kahnawake is located south of the island of Montreal, in the province of Quebec, Canada. Although the Mohawks of Kahnawake claim that, through treaties with the British that have been incorporated into Canada’s legal framework, they are a sovereign nation and have the ability to license and regulate Internet gaming without further approval, such sovereignty is not officially recognized by Canada or other nations. It is the view of the government of Canada and several provinces in Canada that Internet gaming is illegal. If such illegality were deemed to apply to the Mohawk Territory of Kahnawake, this could have a material adverse effect on the Company and its licensees.

Risks specific to Gibraltar

Gibraltar is located at the southern tip of Spain, which has historically claimed Gibraltar as its own territory from the British. If tensions were to rise between Great Britain and Spain, it is possible that this could lead to interruptions in telecommunications or other services, which could have an adverse effect on the operations of our licensees. The Company is not aware of any specific law in Spain that addresses Internet gaming, although Spain is in the process of liberalizing its gaming laws. The Basque Country recently became the first Spanish region to reform its laws to allow sports betting from licensed betting shops.

Risks specific to Malta

While Malta and Gibraltar have adopted a regulated approach to online gaming, opposing views have developed within the European Union, of which Malta is a member. Some EU states, including Germany, Italy and the Netherlands where there are state-owned monopolies, are taking action aimed at banning foreign gaming operators. Such actions by these EU member states are in contrast with a favorably-viewed ruling from the European Court of Justice and have prompted the European Commission to look at creating new legislation that could harmonize online gaming within the EU, in line with the European Commission’s goal to encourage a free and open cross-border market.

To date, we have generated our initial revenues from the Mohawk Territory of Kahnawake and Gibraltar. These amounts, however, are not material.

We face strong competition in the Internet gaming market sector

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

Our operations are subject to our system infrastructure and Internet viability, which may be interrupted, therefore adversely affecting our business

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

  If we consume cash more quickly than expected or are unable to raise additional capital, we may be forced to curtail operations

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

Failure to attract and retain key personnel could have a material adverse effect on our business

The Company depends on a number of key management individuals, consisting of Albert Barbusci, Mark Billings, and Adriaan Brink, the loss of any one of whom may have a material adverse effect on the Company’s business. Competition for highly skilled management, technical and sales personnel is intense. While the company maintains employment agreements with its directors and executive personnel (see Item 6. Directors, Senior Management, and Employees), the inability to retain and keep employees and to attract and retain additional key employees who have the requisite skills may have a material adverse effect on the Company’s business.

Fluctuations in foreign currency exchange could have a negative effect on our reported earnings

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

Foreign or domestic laws may not afford us sufficient protections of our intellectual property

The Company relies on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. Currently, Mahjong Development Inc., a Canadian software development company which is the Company’s wholly owned subsidiary, is the owner of the trademark “Mahjong Mania & Design” issued by the Canadian Intellectual Property Office. In addition, the intellectual property for Mahjong Mania is held by Mahjong Systems Ltd., a Turks and Caicos company, and Mahjong Development Inc. (formerly, 9143-3250 Quebec Inc.). Our ability to protect our proprietary information is crucial to our ability to compete and to the success of our business. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe aspects of our products or services or to obtain and use information that we regard as proprietary. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology. Any such misappropriation could have a material adverse effect on DNY’s business, revenues, operating results and financial condition.

Because our officers and directors, as well as most of our subsidiaries are located outside the United States, there is potential Unenforceability of Civil Liabilities and Judgments

The Company and all of its officers and all of its directors are residents of countries other than the United States. All of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Risks related to our common stock :

Because the price of our stock is volatile, you may not be able to resell your shares at or above your investment price

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

There is a limited market for our common stock which may make it more difficult for you to dispose of your stock

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

Though our common stock is currently not subject to Penny Stock rules, it may be subject to Penny Stock rules in the future, which may make it more difficult for the stock to trade on the open market

As DNY’s shares are subject to the U.S. “Penny Stock” Rules, investors who purchase DNY’s shares may have difficulty re-selling their shares as the liquidity of the market for DNY’s shares may be adversely affected by the impact of the “Penny Stock” Rules.

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

Our common stock currently falls under exception (iii) (above) to the penny stock rules. However, in the event we no longer qualify under exception (iii) and DNY’s stock is deemed to be penny stock in the future, penny stock regulations will tend to reduce market liquidity of DNY's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market.

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

On September 19, 2005, DNY received regulatory approval from the TSX Venture Exchange to finalize the acquisition of Mahjong Mania . Mahjong Mania is a trade name used by Mahjong Systems Limited and Mahjong Development Inc., formerly known as 9143-3250 Québec Inc.

On September 21, 2005, the Company finalized the purchase of Mahjong Systems Limited (MSL) and Mahjong Development Inc. (MDI), collectively known as the Mahjong Mania companies. MSL is based in the Turks and Caicos Islands and licenses Internet gaming software developed by its affiliate MDI, a company based in Montreal, Quebec, Canada. MSL is licensed for Internet gaming operations by the Mohawk Territory of Kahnawake, which is located outside Montreal, Quebec, Canada. MSL’s objectives are to sign licensing agreements with gaming operators for our aggregate model ( see Market Strategy section below ).

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

On September 29, 2006, DNY signed an agreement with CPC Canada Inc. in which the latter agreed to purchase CPC Econometrics, Inc., Cadence Healthcare Communications Inc. and MedEvents Inc. for $300,000 in cash. On October 6, 2006, the Company received regulatory approval from the TSX Venture Exchange to finalize this divestiture. This is a non-arms length transaction, as these three subsidiaries were purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Company and president of the CPC Econometrics subsidiary.

B.  Business Overview

The Company and its subsidiaries are solidifying a dual-track strategy to secure a lead position in the Chinese market and within the international online gaming sector with its first-to-market software for an aggregate player, cash-wager version of Mahjong. Track One, referred to as the Aggregate Strategy, targets the international gaming community worldwide, including the 34 million Chinese who live overseas. Track Two, referred to as the China Strategy, targets mainland China. Under Track One, Mahjong Mania will benefit from two streams of income - software licensing fees (initial and renewal), and a share (or commission) of winnings from each game played. Agreements with online gaming operators will initially provide for 15% to 40% of this commission to be paid to MSL. The balance of commission derived from Mahjong Mania (85% to 60% respectively) is divided pro rata between the providing website partners. Mahjong Mania’s sales and marketing strategy will be to pursue licensing contracts with leading software houses and online casinos. Under Track Two, our strategy in China is to follow existing and proven practices of offering subscriptions using prepaid cards and points, which can be converted into prizes. Marketing of prepaid cards is legal in China and is the backbone of Internet interchange. The prepaid card strategy relies on establishing a network with one or more prepaid card distributors in China to produce and distribute the cards to retailers, who purchase the cards from the distributor and earn a percentage of the card value when sold.

Prior to the launch of our Mahjong Mania software, people could play Mahjong on the Internet, primarily in a solitaire version. Our software enables four people to sit at a virtual Mahjong table and play against one another for cash consideration in a wagering format; this is what we refer to as our “cash-wager version” of Mahjong. As an example, at a $3 table, four players would play a hand of Mahjong. The person with the winning hand would get $3, or $1 from each of the three losers. We also call this an “aggregate player” model because clients of our licensees are aggregated at common Mahjong tables on a single gaming server. As an example, at a virtual Mahjong table, players from Ladbrokes, Golden Palace, Betex and Microgaming - four of our licensees - could be competing against one another.

This model is significant to our business because, based on our research, we are the first company to offer such a game in which players wager on Mahjong over the Internet. Our revenue model is as follows. As per the $3 example above, Dynasty Gaming, the software licensor, collects a rake, or commission, on the winning hand; this is equal to 10% of the amount won. In this example, the rake is equal to $0.30. This rake is then shared between Dynasty Gaming and our licensee, from where the winning hand came. Our rake share ranges between 12.5% and 50% (with an average of 20%), with the remaining 50% to 87.5% going to the licensee. In this example, and assuming a 20% rake share for Dynasty Gaming, we would receive $0.06, and our licensee would receive $0.24. We would recognize the $0.06 as revenue.

Our revenue model is then based on signing up new licensees, who would in turn bring more players to the aggregated Mahjong tables. Dynasty Gaming would receive approximately 2% of the winnings on every hand of Mahjong played.

In connection with our two-phased strategy, MDI has completed its first phase of development work on its Mahjong Mania gaming software, including the back office support systems, and clients of DrHo888.com, Mahjongclub.com and Ladbrokes.com are now playing a cash wager version of the game. MSL executives are in continuous discussions and negotiations with other major online gaming site operators to expand the market for Mahjong Mania. To date, 13 licensing agreements have been signed and management of MSL believes that a number of additional licensing agreements will be signed this year.

The 13 licensing agreements, together with the signature dates and initial terms of these contracts, are indicated below:

Licensee	Signature Date	Initial Term
International Gaming and Entertainment Limited	May 19, 2004	10 years
Apex Holdings	March 27, 2005	3 years
Betex (Group) PLC	August 3, 2005	3 years
Action Poker Gaming Inc.	August 3, 2005	2 years
Dr. Ho Gambling.com	October 11, 2005	2 years
Ho Casinos.com	October 20, 2005	2 years
Orbis Technology Inc.	October 24, 2005	2 years
Absolute Entertainment SA	October 28, 2005	3 years
Ladbrokes International Limited	January 25, 2006	3 years
Golden Palace Limited	March 8, 2006	3 years
Interactive Gaming Holdings PLC	March 28, 2006	3 years
Finsoft Limited	April 24, 2006	1 year
Microgaming Software Systems Limited	August 24, 2006	N/A

As indicated above, Dynasty Gaming Inc. has signed 13 licensing agreements with the above parties. It should be noted that the contracts with Orbis Technology Inc., Finsoft Limited and Microgaming Software Systems Limited are reseller contracts, i.e. they will license this technology to their clients but will not operate the Mahjong Mania software themselves. As per the contracts above, the rake share that will be generated by the Company ranges from 12.5% to 50%.

The Company is committed to devoting its management and financial resources to the Mahjong Mania business, following the divestiture of CPC Econometrics, Inc., Cadence Healthcare Communications Inc. and MedEvents Inc.

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

Since the aggregate model is 100% owned by Dynasty Gaming, 100% of the capital expenditures for this business unit will be our responsibility. As for the prepaid card strategy, this will most likely be set up as a joint venture with the Ho Group ( see Ho Majiang section below ). Our stake is this joint venture is presently pegged at 20%; however, this is subject to change. Thus, the Ho Majiang capital expenditures will not appear on the DNY balance sheet, as we will not consolidate the assets and liabilities from this joint venture due to our minority interest; this is in accordance with generally accepted accounting principles. This joint venture will be a separate legal entity and capitalized by the joint venture partners. Moreover, there are no anticipated capital expenditures associated with the World Cup of Mahjong as the management of this event is expected to be subcontracted to a third party and there will be no capital outlays required on our part.

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

With nearly a decade of experience in Internet gaming, MSL’s principals, specifically Adriaan Brink, president of MSL who is a known and experienced executive in the industry, are well positioned to establish partnerships with top level Internet gaming operators and leverage existing player bases through its aggregate model. Prior to joining MSL, Adriaan Brink served as Chief Executive Officer of Zabadoo AG, a company that produced Lottery Software. With poker on the Internet earning in excess of US $4,000,000 per day, the Company’s management believes that the market for multiplayer skill games is well established. We have established strategic relationships, primarily via licensing agreements, with some of the most powerful gaming operators and distributors in the world, including:

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
Microgaming
On August 24, 2006, Dynasty Gaming Inc., through its wholly owned subsidiary Mahjong Systems (Cyprus) Limited, signed licensing agreements with Microgaming Software Systems Limited. Copies of these agreements are attached separately.

* For further detail regarding these licensing agreements, please see Item 10.C. Material Contracts.

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

Mahjong Mania offers a graphically appealing implementation of the multiplayer game of Mahjong with the associated accounting and transactional systems to enable play-for-cash wagers. Its aggregate gaming system, which allows players from different partner websites to be pooled into a single game room, ensures a constant source of online players for multiple table stakes and options. Management believes that no other Mahjong software currently provides this aggregation feature. Multi-language support, private game rooms and multi-currency payments are several of the additional and distinctive features offered by Mahjong Mania .

    The intellectual property for Mahjong Mania is held by Mahjong Systems Ltd. (MSL), a Turks and Caicos company, and Mahjong Development Inc. (MDI, formerly, 9143-3250 Quebec Inc.), a Canadian software development company. MSL and MDI are wholly owned subsidiaries of the Company. MSL is primarily engaged in the licensing of this software while MDI manages all technology development.

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
worldseriesofmahjongg.com

During the early development stages of the Mahjong Mania software, MDI’s management, in anticipation of commercializing their product, reserved the above-mentioned internet domain names. These domains are either specific to our business, such as mahjongmania.com and mahjong-systems.com or may form part of licensing agreements with future clients.

DNY is not dependent upon patents or licenses. However, the company maintains proprietary software, for use under license by online gaming and sports book operators, and generates revenue by developing, marketing, and licensing its online software under the trade name of “ Mahjong Mania.” The Company also maintains an Internet gaming license from the Mohawk Territory of Kahnawake. As indicated previously, Dynasty Gaming Inc., through its wholly owned subsidiary Mahjong Systems Limited, is licensed and regulated by the Mohawk Territory of Kahnawake. Our servers, which reside at Kahnawake, host the games for our aggregate model. Players from our licensees will play hands of Mahjong on the Company’s servers located at Kahnawake. For this reason, our license from the Kahnawake Gaming Commission (“Gaming Commission”) to host the aggregate model is an important element of our business model.

As indicated by the Gaming Commission, in order to maintain our license, we have to abide by three basic principles established by the Gaming Commission:

1.	That only suitable persons and entities are permitted to operate within Kahnawake;
2.	That the games offered are fair to the player; and
3.	That winners are paid.

Further information on the initial and ongoing licensing requirements can be found on the Gaming Commission’s web site: http://www.kahnawake.com/gamingcommission/.

As per principle (1) above, we have had to provide extensive information on the Company, its officers and directors and other people involved in our gaming operations. All of this is subject to the Gaming Commission’s due diligence and is independently verified. As per principle (2), we have to abide by the technical standards of the Gaming Commission and to subject ourselves to independent technical audits carried out by qualified firms engaged by the Gaming Commission. As per principle (3) above, winners have the right to submit complaints to the Gaming Commission about entities licensed by the Gaming Commission; all such complaints will be investigated by the Gaming Commission.

In addition, as part of the ongoing requirements to maintain our license, we are subject to operational monitoring and audits on a monthly basis in order to ensure that we comply with the Gaming Commission’s rules and regulations.

To date, Dynasty Gaming Inc., through its wholly owned subsidiary, Mahjong Systems Limited, has been in full compliance with all rules and regulations of the Gaming Commission.

Ho Majiang

Additionally, the Company has undertaken a joint venture, to be called Ho Majiang, between Dynasty Gaming and the Ho Group. The entity, which may list on the Hong Kong Stock Exchange, will market prepaid cards in China ( See  Marketing Strategy ), and revenues will be derived solely from the sale of prepaid cards. It is the intention of Dynasty Gaming Inc. and the Ho Group to form a new company (“Newco1”) that will be the investment vehicle for our play-for-points, prepaid card strategy in China, which has been labeled Ho Majiang. Under this model, Newco1 will generate revenues through the sale pf prepaid cards in China. The prepaid cards will enable individuals to play a certain number of Mahjong games online. Players’ accounts can be replenished through online banking or the purchase of another card.

At the time of writing (October 27, 2006), the percentage split between Dynasty Gaming Inc. and the Ho Group has not been finalized. As per recent negotiations, it is our view that we will have a majority share of this venture, with the Ho Group having a minority interest.

Both Dynasty Gaming Inc. and the Ho Group will provide initial capital to Newco1 (exact amounts to be determined), which will enable it to launch the prepaid card model in China. We anticipate the joint venture to begin operating in the fourth quarter of 2006.

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

Dynasty Gaming Inc. will form a separate company in which it and the Ho Group will each own 50% of the common equity. This company (“Newco2”) will own the rights to the World Cup of Mahjong and any other similar events that may take place around the world. The objective of Newco2 will be to organize, host and promote the World Cup of Mahjong. This structure is presently being put together, but should be finalized sometime in the fourth quarter of 2006.

Newco2 will derive revenues from the World Cup by enlisting sponsors who will pay to promote their goods and services. A key element of this strategy is to secure television distribution of the World Cup to an audience in Asia (including China more specifically). Initial discussions have taken place with television, cable and satellite operators in Asia to broadcast the World Cup.

From the sponsorship fees, which will be the primary source of revenues of Newco2, expenses to be paid include the cost of television production, costs associated with managing the event and prizes to winners of the World Cup of Mahjong. Dynasty Gaming Inc. will have a claim to 50% of the net profits derived from each event. Once the structure indicated above has been finalized, Dynasty Gaming Inc. and the Ho Group will enter into other agreements, including shareholders’ agreements, which will address inter alia the distribution of dividends to each party. At the time of writing (October 27, 2006), these items have yet to be concluded.

The Company and Ho Group will contract with an outside party to manage all aspects of the project from event production and promotion activities to television production and distribution.

From an accounting perspective, although Dynasty Gaming Inc. will own 50%, the Company will have effective control of Newco2, and all of Newco2’s revenues and expenses will be consolidated into our consolidated income statement, with the Ho Group’s 50% claim to the net income recognized as a minority interest on the financial statements. All assets and liabilities will be consolidated, with the Ho Group’s minority interest represented as a liability on our balance sheet.

Marketing Strategy

Mahjong Mania is proceeding with a dual-track market strategy. Track One, referred to as the Aggregate Strategy, targets the international gaming community worldwide, including the 34 million Chinese who live overseas. Track Two, referred to as the China Strategy, targets mainland China.

Track One, Aggregate Strategy: Mahjong Mania will benefit from two streams of income: software licensing fees (initial and renewal), and a share (or commission) of winnings from each game played. Agreements with online gaming operators will initially provide for 15% to 40% of this commission to be paid to MSL. The balance of commission derived from Mahjong Mania (85% to 60% respectively) is divided pro rata between the providing website partners. The Mahjong game consists of a Lobby and many Game Rooms, each game room containing a number of tables. At each table there must be 4 players for the game to commence. The total winnings from every game are shared with the website partners pro-rata.   The winnings are divided by 4 (one portion per player) and the website operator is credited a share according to the number of players it contributed to the game and the agreed percentage.   If four different website partners contributed to the game then each will get a share equal to ¼ of the winnings; if all 4 players came from a single partner then that partner will receive 100%.  Our Company retains the agreed percentage of each partners’ pro-rata share. There is no risk to the casino operator or MSL since the house does not take a position in this game.

Mahjong Mania’s sales and marketing strategy will be to pursue licensing contracts with leading software houses and online casinos. In the early phases, marketing will depend largely on the ability and willingness of online partners to promote the game and bring the greatest number of players to Mahjong Mania . This will ensure that a critical mass of players and a high level of interest will be achieved very rapidly. Adriaan Brink, through his personal operating company Genesis Consulting Anstalt (“Genesis”), who is president of MSL, will play a substantial role in marketing and licensing our Mahjong Mania software. The Company has entered into a management agreement with Genesis and Adriaan Brink, effective June 10, 2005 effective for a period of five years. Per the terms of the management agreement, the Company will pay Genesis an annual fee of CDN$120,000. In addition, Genesis is entitled to a performance fee equal to 20% of the first year license fees payable to the Company under those license agreements initiated and closed by Mr. Brink. Genesis is also entitled to a further fee of 10% of the first year license fees payable to the Company under those license agreements executed by the Company and third parties in the year, other than those initiated and closed by Mr. Brink. Genesis further received 1,000,000 stock options of Events International Holding Corporation, the Company’s predecessor name. One-third of the stock options are to be granted on the effective date of the agreement, one-third are to be granted on the one year anniversary date of the agreement, and one-third are to be granted on the second anniversary date of the agreement. All of the options are subject to the terms and conditions of the Company’s stock option plan. The exercise price under the options are to be equal to the trading price of the Company’s shares at the close of business on the day immediately preceding the grant of the options in each of the three years.

License fees range from $25,000 to $75,000; below is a table summarizing the range of durations for our license agreements, as well as whether the license fees are paid only once or periodically:

Contract	License Fee	Contract Signed	Termination Date
Absolute Entertainment SA	No fee	October 29, 2005	October 28, 2008

Action Poker Gaming Inc. (Las Vegas from Home)	One time fee	August 3, 2005	August 2, 2007

Betex	Annual fee	August 3, 2005	August 2, 2008

Dr. Ho	No fee	October 2005	October 2007

Finsoft	No Fee	April 24, 2006	April 23, 2007

Gambling Federation	One time fee	May 27, 2005	May 26, 2008

Golden Palace	One time fee	March 15, 2006	March 14, 2009 Subject to right of termination - Schedule 2

Ho Casinos.com Homahjong	No fee	October 20, 2005	October 19, 2007

Interactive Gaming Holdings PLC (Premier Bet)	Annual fee	March 28, 2006	March 27, 2009

Intertops Int’l Gaming & Entertainment	One time fee	May 19, 2004	May 18, 2014

Ladbrokes	One time fee	May 24, 2006	May 23, 2009

Microgaming	No fee	August 24, 2006	N/A

Orbis	No fee	October 5, 2005	October 4, 2007

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

Track Two, China Strategy: The Asia-Pacific region already constitutes the world's largest Internet market, exceeding both Europe and North America. Usage is growing annually at 57% and nearly 160 million users, of which 80 million have access to broadband, are expected to be online by the end of 2006. (Source: China Gaming Market Analysis and Forecast 2004 - 2009 report)

Gambling is technically not allowed in China, although interpretations of the legal codes in this area are ambiguous. The strategy in China follows existing and proven practices of offering subscriptions using prepaid cards and points, which can be converted into prizes. Marketing of prepaid cards is legal in China and is the backbone of Internet interchange. The prepaid card strategy relies on establishing a network with one or more prepaid card distributors in China to produce and distribute the cards to retailers, who purchase the cards from the distributor and earn a percentage of the card value when sold. As mentioned above, it is the intention of Dynasty Gaming Inc. and the Ho Group to form a new company (“Newco1”) that will be the investment vehicle for our play-for-points, prepaid card strategy in China, which has been labeled Ho Majiang. Under this model, Newco1 will generate revenues through the sale of prepaid cards in China. The prepaid cards will enable individuals to play a certain number of Mahjong games online. Players’ accounts can be replenished through online banking or the purchase of another card. At the time of writing (October 27, 2006), the percentage split between Dynasty Gaming Inc. and the Ho Group has not been finalized. The Company will not recognize any rake in connection with online Mahjong games in China; rather, the Company will generate revenue through the sale of prepaid cards in a non-wagering format. As per recent negotiations, it is our view that we will have a majority share of this venture, with the Ho Group having a minority interest. Both Dynasty Gaming Inc. and the Ho Group will provide initial capital to Newco1 (exact amounts to be determined), which will enable it to launch the prepaid card model in China.

In Canada, Mahjong Development Inc. (MDI) develops interactive gaming software under contract with its Turks and Caicos affiliate, Mahjong Systems Limited (MSL). MSL, in turn, licenses online gaming systems to various licensees. These licensees are generally licensed to operate online casinos in the country where their gaming equipment is physically located. A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of MSL’s licensees.

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

We are currently conducting some test marketing with Junnet, our prepaid card distributor in mainland China. We are presently in negotiations with Junnet regarding a definitive or binding agreement and expect to have this finalized, signed and announced in the near future. The agreement will be between our local Chinese operating entity - 95Joy - and Junnet.

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

The United States, until recently the largest Internet gaming market in the world, has passed legislation to ban certain aspects of Internet gaming. On September 30, 2006, the United States Congress passed the Safe Port Act, which was subsequently signed into law by President Bush on October 13, 2006. This Act includes certain provisions known as the Unlawful Internet Gambling Enforcement Act of 2006. More specifically, this law makes unlawful the receipt by a gambling business of proceeds or monies in connection with unlawful Internet gambling. Although the Act does not clarify the definition of unlawful gambling, it does make clear that the United States government intends to stop the flow of funds from Americans to online gaming operators through criminal sanction. Furthermore, the Act asserts that, under US law, a wager must be permitted under the laws of both the customer’s place of residence and that of the Internet gaming operator. Despite the ambiguity contained in the Act, the board of directors of Dynasty Gaming Inc. has decided not to accept any real money gaming business from United States residents coming through our licensees. Our licensees will only be able to allow their non-American residents to play for real consideration on our gaming servers. American residents can, however, play for free. Given that the Company’s primary marketing focus is Asia and Asians living outside of Asia, we do not consider that the loss of a real-money American player base will have a material impact on our revenues, earnings and operational results going forward.

Most countries and jurisdictions within countries have laws or regulations restricting gaming activities. While MSL has been advised that its activities do not violate or are not subject to such laws and regulations, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. MSL faces the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with MSL’s interpretation (and the interpretation of MSL’s legal counsel) of laws and regulations. Because there is little guiding authority, there is a risk that MSL could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against MSL’s licensees or MSL’s affiliates. With this in mind, the Company no longer allows US residents to play for real money on its servers.

In management’s opinion, if current laws or any future laws in jurisdictions outside the United States become applicable to activities of MSL’s licensees or its affiliates that perform services for the licensees, such laws would have a material adverse effect on MSL’s business, revenues, operating results and financial condition. If it was determined that such law was applicable to the activities of MSL’s licensees and affiliates, the licensees would have to change the types of wagering provided. This would impact their current operations and there may be a delay in offering acceptable wagering products to such customers. There would be no assurance that the wagering products offered to such customers would be as profitable to MSL’s licensees or to its affiliates as the wagering products currently offered to such customers by the licensees.

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

C.  Organizational Structure

Following the divestiture of the three non-Mahjong subsidiaries on September 29, 2006, the Company has the following three subsidiaries:

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

3. Mahjong Systems (Cyprus) Limited: This company was incorporated in June 2006. The licensing activity undertaken by this subsidiary will be the foundation of the Company’s future revenue. This entity will effectively replace MSL as a more effective tax structure for Dynasty Gaming.

D.  Property, plant and equipment

The following sets forth information concerning our facilities and equipment:

Item and Location	Principal Use	Expiration Date of Lease	Approximate Number of Units / Square Feet
Canada Steamship Lines Building 759 Square Victoria, Suite 300 Montreal, QC H2Y 2J7	Primary Office Location	November 30, 2007 (1)	6,601 Sq. Ft.
Computer Hardware, Kahnawake	Business operations	n/a	6 Units (2) 22 Units (3)

(1)	Represents office rent of $5,225.79 per month, under a 10-year lease ending on November 30, 2007.
(2)	These units represent assets of MSL, a wholly owned subsidiary of the Company, and represent total value of $64,974.72.
(3)	These units represent assets of MDI, a wholly-owned subsidiary of the Company, and represent a total value of $73,054.47.
*	On September 29, 2006, the Company divested itself of its MedEvents, Cadence Healthcare, and CPC Econometrics subsidiaries, as well as all of these subsidiaries’ assets.

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

A.  Operating Results

On June 20, 2006, the Board of Directors authorized the Company’s management to proceed with the sale of DNY’s three non-Mahjong subsidiaries: CPC Econometrics, Inc. (“CPC”); Cadence Healthcare Communications Inc. (“CHCI”) and MedEvents Inc. (“MedEvents”). On September 29, 2006, the Company signed an agreement with CPC Canada Inc. in which the latter agreed to purchase CPC, CHCI and MedEvents Inc. for $300,000 in cash. On October 6, 2006, the Company received regulatory approval from the TSX Venture Exchange to finalize this divestiture. This constitutes a non-arms length transaction, as these three subsidiaries are to be  purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Company and president of the CPC subsidiary.  The closing of the transaction is scheduled to occur on October 31, 2006. It is management's position that since the closing conditions, as outlined in the purchase agreement, have been substantially completed, the Company has essentially divested itself of these subsidiaries.

The financial statements have been prepared by taking into consideration the effect of a proposed sale of CPC, CHCI and MedEvents. Accordingly, the results of operations, cash flows and financial position of these the non-Mahjong subsidiaries are reported as assets held for sale and as discontinued operations and are presented for all periods as a single line item on the Company’s consolidated financial statements.

Selected Annual Information

For the three and six months ending June 30, 2006

Revenue:

In the second quarter of 2006, the Company’s consolidated revenue declined by 81.0% to $30,759, compared to revenue of $161,700 for the second quarter of 2005. Revenue generated by Dynasty Gaming in the second quarter of 2006 was comprised of rake share from its Mahjong Mania software, which was still in test mode and not in full commercial launch with our licensees. We expect our initial licensees to begin commercial operations of our Mahjong software in the fourth quarter of 2006 or the first quarter of 2007. There were no revenues generated by our play-for-points model in China or from our World Cup of Mahjong. We are presently in the process of launching our China model in the fourth quarter of 2006. In the second quarter of 2005, revenue generated by the Company was comprised of management services, and not from Mahjong or related technologies, as the acquisition of Mahjong Systems Limited (MSL) and Mahjong Development Inc. (MDI) was only effected in September 2005. For the six-month period ending June 30, 2006, revenue generated by the Company decreased by 71.4% to $46,298, compared to revenue of $161,700 for the six-month period ending June 30, 2005.

Operating Expenses:

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses, amortization and other expenses (income). In the second quarter of 2006, operating expenses increased significantly by 565.2% to $1,300,135, compared to operating expenses of $195,436 in the second quarter of 2005. With the acquisition of MSL and MDI in September 2005, the focus of the Company shifted towards the development and commercialization of its Mahjong software in mainland China and in the rest of the world. Consequently, these expenses increased significantly prior to the commercial launch of Dynasty Gaming’s Mahjong products.

For the three-month period ending June 30, 2006, direct costs were $302,999 and marketing and promotion expenses were $281,410; no such expenses were incurred in the three-month period ending June 30, 2005. These expenses were incurred in the development of the Company’s Mahjong software and in the marketing of it to potential licensees and clients. In the second quarter of 2006, administrative expenses increased by 184.1% to $542,060, compared to $190,827 in the second quarter of 2005. This was due to the increased management and related expenses resulting from the acquisition of MSL and MDI. Amortization on property and equipment and assets under capital leases increased by 367.0% to $11,012 in the second quarter of 2006, compared to $2,358 in the second quarter of 2005. This reflects the increased investment in capital assets associated with the development of our Mahjong technology. In the second quarter of 2006, amortization of deferred development expenses was $206,805; no such expense was incurred in the second quarter of 2005. As a result of the acquisition of MDI in September 2005, the Company is amortizing costs associated with the development of its Mahjong software over a three-year period. Dynasty Gaming generated other income of $44,151 in the second quarter of 2006, compared to other expenses of $2,251 in the second quarter of 2005. This relates primarily to interest income and to foreign currency translation gains.

For the six-month period ending June 30, 2006, operating expenses significantly increased by 760.8% to $2,584,628, compared to $300,257 in the six-month period ending June 30, 2005. Direct costs were $681,312 and marketing and promotion expenses were $506,762 in the first half of 2006; no such expenses were incurred in the first half of 2005. For the first half of 2006, administrative expenses increased by 255.7% to $1,044,469, compared to administrative expenses of $293,623 in the first half of 2005. For the six-month period ending June 30, 2006, amortization on property and equipment and assets under capital leases increased by 340.5% to $20,769, compared to $4,715 for the six-month period ending June 30, 2005. Amortization of deferred development costs was $409,896 in the first half of 2006; no such expense was incurred in the first half of 2005. In the first half of 2006, the Company generated other income of $78,580, compared to other expenses of $1,919 in the first half of 2005.

Net Loss from Continuing Operations:

In the second quarter of 2006, the Company’s net loss from continuing operations increased significantly to $1,269,376, compared to a net loss from continuing operations of $33,736 in Q2 2005. In the first half of 2006, Dynasty Gaming’s net loss from continuing operations increased significantly to $2,538,330, compared to a net loss from continuing operations of $138,557 in the first half of 2005. This is due to the significant increase in operating expenses associated with MSL and MDI.

Net Earnings (Loss) from Discontinued Operations:

Income (loss) from discontinued operations includes the net after-tax earnings of CPC, CHCI and MedEvents, which are assets held for sale and discontinued operations. In accordance with generally accepted accounting principles, the net earnings for these non-Mahjong subsidiaries are presented as this line item on the income statement, rather than being consolidated with the Company’s operating results.

In the second quarter of 2006, the Company had income of $63,660 from discontinued operations, compared to a loss of $68,893 from discontinued operations in the second quarter of 2005. For the first half of 2006, Dynasty Gaming generated a loss of $42,247 from discontinued operations, compared to a loss from discontinued operations of $30,042 for the first half of 2005.

Net Loss:

In the second quarter of 2006, Dynasty Gaming’s net loss increased significantly to $1,205,716, compared to a net loss of $102,629 in the second quarter of 2005. For the first half of 2006, the Company’s net loss increased significantly to $2,580,577, compared to a net loss of $168,599 for the first half of 2005.

For the year ending December 31, 2005

Revenue:

For the year ending December 31, 2005, the Company’s consolidated revenue increased by 520.7% to $161,700, compared to revenue of $26,053 for the year ending December 31, 2004. Revenue generated by the Company in both 2005 and 2004 was comprised of management services, and not from Mahjong or related technologies.

Operating Expenses:

For the year ending December 31, 2005, operating expenses increased by 207.7% to $1,540,623, compared to operating expenses of $500,751 for the year ending December 31, 2004. The increase in operating expenses in 2005 was as a result of the acquisition of MSL and MDI in September 2005 and impairment in goodwill. In 2005, direct costs were $53,593; there were no direct costs in 2004. For the year ending December 31, 2005, marketing and promotional expenses increased significantly to $231,567, compared to marketing and promotional expenses of $16,988 for the year ending December 31, 2004. In 2005, administrative expenses increased by 119.1% to $911,006, compared to administrative expenses of $415,805 in 2004. For the year ending December 31, 2005, amortization on property and equipment and assets under capital leases was $16,109; no amortization expenses were recognized for the year ending December 31, 2004. During the third quarter of 2005, the Company performed the goodwill impairment test and determined an impairment of the goodwill associated with the self-sustaining foreign subsidiary CPC Econometrics, Inc., which was subsequently sold by the Company on September 29, 2006. CPC had not signed any new contracts and consequently the revenue stream was substantially reduced, whereupon an impairment loss of $328,348 was recorded. There was no such impairment of goodwill recorded in 2004. The Company’s loss from operations increased by 190.5% to $1,378,923 for the year ending December 31, 2005, compared to a loss from operations of $474,698 for the year ending December 31, 2004.

Net Loss from Continued Operations:

For the year ending December 31, 2005, the net loss from continued operations increased by 215.6% to $1,371,174, compared to a net loss from continued operations of $434,438 for the year ending December 31, 2004. In 2005, the Company generated other income of $7,749, which includes interest income and foreign exchange gains. In 2004, the Company generated other income of $40,260.

Income (Loss) from Discontinued Operations:

In 2005, the Company had net income of $186,615 from discontinued operations, compared to a net loss of $1,770,466 from discontinued operations in 2004. In 2004, the Company had a loss from discontinued operations of $2,784,136, which was partially offset by a gain on the sale of discontinued operations of $1,013,670. On September 30, 2004, the Company discontinued its convention management operations and sold 100% of the issued and outstanding shares of Events International Meeting Planners (EIMP), the sale of which was ratified on December 22, 2004 at the annual shareholders’ meeting.

Net Loss:

For the year ending December 31, 2005, Dynasty Gaming’s net loss decreased by 46.3% to $1,184,559, compared to a net loss of $2,204,904 for the year ending December 31, 2004.

For the year ending December 31, 2004

Revenue:

For the year ending December 31, 2004, the Company’s consolidated revenue was $26,053; the Company generated no revenue for the year ending December 31, 2003. Revenue generated by the Company in 2004 was comprised of management services, and not from Mahjong or related technologies.

Operating Expenses:

For the year ending December 31, 2004, operating expenses increased by 29.4% to $500,751, compared to operating expenses of $387,072 for the year ending December 31, 2003. The increase in operating expenses in 2004 was as a result of an increase in administrative expenses. In 2004, marketing and promotional expenses decreased by 24.4% to $16,988, compared to marketing and promotional expenses of $22,482 in 2003. For the year ending December 31, 2004, administrative expenses increased by 425.4% to $415,805, compared to administrative expenses of $79,136 for the year ending December 31, 2003. In 2004, the Company recorded an impairment charge of $67,958; in 2003, the Company recorded an impairment charge of $285,454. These impairment charges relate to a loan to a shareholder, which was secured by 2,072,727 shares of the Company, which were held in trust. The shareholder had the option of repaying the loan in cash or by surrendering to the Company the shares pledged as security. On December 31, 2003, the closing market price for the shares was $0.25 per share and the Company recorded an impairment cost of $285,454, reducing the net carrying value of this loan receivable to $414,546. On December 23, 2004, the loan was repaid for an amount of $389,000 ($346,588 plus $42,412 in interest), and the Company recorded an impairment cost of $67,958 for the year. The Company’s loss from operations increased by 22.6% to $474,698 for the year ending December 31, 2004, compared to a loss from operations of $387,072 for the year ending December 31, 2003.

Net Loss from Continued Operations:

For the year ending December 31, 2004, the net loss from continued operations increased by 27.4% to $434,438, compared to a net loss from continued operations of $340,874 for the year ending December 31, 2003. In 2004, the Company generated other income of $40,260, which includes interest income and foreign exchange gains. In 2003, the Company generated other income of $46,198.

Income (Loss) from Discontinued Operations:

In 2004, the Company had a net loss of $1,770,466 from discontinued operations, compared to a net loss of $362,594 from discontinued operations in 2003. In 2004, the Company had a loss from discontinued operations of $2,784,136, which was partially offset by a gain on the sale of discontinued operations of $1,013,670. In 2003, the Company had a loss from discontinued operations of $463,890, which was partially offset by a gain on the sale of discontinued operations of $101,296. On September 30, 2004, the Company discontinued its convention management operations and sold 100% of the issued and outstanding shares of Events International Meeting Planners (EIMP), the sale of which was ratified on December 22, 2004 at the annual shareholders’ meeting. Effective December 31, 2003, the Company discontinued its travel agency operations under Voyages Caleche Inc. (Caleche) and sold 100% of the issued and outstanding shares of Caleche.

Net Loss:

For the year ending December 31, 2004, Dynasty Gaming’s net loss increased by 213.4% to $2,204,904, compared to a net loss of $703,468 for the year ending December 31, 2003.

Mahjong Software Development Costs

The Company, upon the purchase of the Mahjong Mania companies, recorded $2.1 million in development costs and has deferred an additional $585,630 relating to the development of the Mahjong Mania Internet gaming software. These costs were not amortized as at December 31, 2005, given that the product was not fully launched. For the six months ending June 30, 2006, the Company recorded amortization of deferred development costs of $409,896.

Development costs of the Internet-based gaming software Mahjong Mania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

		Accumulated	June 30, 2006	December 31, 2005
	Cost	Amortization	Net Book Value	Net Book Value
	$	$	$	$
Deferred Development Costs	2,459,363	409,896	2,049,467	2,736,451

In March 2006, research and development tax credits in the amount of $299,348 were included as a reduction to the deferred development costs; the amount was based on the claims submitted. The actual tax credits received were $277,088; therefore, $22,260 has been included as an increase to the deferred development costs in this quarter.

Stock Options Expensing

The fair value compensation expense recorded for the six months ended June 30, 2006 in respect to the Company’s Stock Option Plan was $214,586, as compared to nil on June 30, 2005. The weighted average fair value of options granted during 2006 was estimated at $0.33 per share option using the Black-Scholes model on the date of the grant. The fair value compensation expense recorded for the year ending December 31, 2005, in respect of this plan, was $30,257; no options were granted in the year ending December 31, 2004. The weighted average fair value of options granted in 2005 was estimated at $0.11 using the Black-Scholes model on the date of the grant.

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

Foreign Currency Transactions

The Company generated other income of $44,151 in the second quarter of 2006, relating primarily to interest income and to foreign currency translation gains. Specifically, the Company incurred foreign exchange gain of $6,168 for the three months ended June 30, 2006, and other interest income of $38,076 during the same period. For the six months ending June 30, 2006, the Company incurred foreign exchange gain of $436 and other interest income of $78,369 during the same period. In 2005, the Company generated other income of $7,749. This included $9,267 in foreign exchange gain and $831 in other interest income, which was offset by $2,349 paid in interest on liens. In 1004, the Company generated other income of $40,260. This included $24,979 in foreign exchange gain and $15,281 in other interest income. In 2004, the Company generated other income of $46,198, all of which was from other interest income. The decreased foreign currency gains experienced in 2005 were due to a decrease in accounts payable balances subject to foreign exchange rate fluctuations and declining foreign exchange rates in 2005 compared to 2004. The Company does not utilize hedges or forward contracts to mitigate foreign currency risk.

Summary of Quarterly Results

On September 29, 2006, the Company signed an agreement with CPC Canada Inc. in which the latter agreed to purchase CPC, CHCI and MedEvents Inc. for $300,000 in cash. On October 6, 2006, the Company received regulatory approval from the TSX Venture Exchange to finalize this divestiture. This constitutes a non-arms length transaction, as these three subsidiaries were purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Company and president of the CPC subsidiary.

The financial statements have been prepared by taking into consideration the effect of a proposed sale of CPC, CHCI and MedEvents. Accordingly, the results of operations, cash flows and financial position of these the non-Mahjong subsidiaries are reported as assets held for sale and as discontinued operations and are presented for all periods as a single line item on the Company’s consolidated financial statements.

In accordance with the CICA Handbook Section 3475, Disposal of long-lived assets and discontinued operations, the assets and liabilities as well as the operations and cash flows of the discontinued operations (MED, CHCI and CPC) were segregated in the June 30, 2006 unaudited interim consolidated financial statements and were reported as distinct items. Correspondingly, comparative figures for the prior quarters have been reclassified to conform to this presentation.
Consolidated results
By quarters
	2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$	$	$	$	$	$

Revenues	-	338	-	25,715	-	161,700	-	-	15,539	30,759

Net (loss) earnings from continuing operations	(86,356)	(11,305)	(396,399)	59,622	(104,821)	(33,736)	(820,867)	(411,750)	(1,268,954)	(1,269,376)

Discontinued operations	(378,987)	(473,661)	(2,029,926)	98,438	38,851	(68,893)	266,570	(49,913)	(105,907)	63,660
Gain on sale of discontinued operations	-	-	-	1,013,670	-	-	-	-	-	-

Net (loss) earnings	(465,343)	(484,966)	(2,426,325)	1,171,730	(65,970)	(102,629)	(554,297)	(461,663)	(1,374,861)	(1,205,716)

Net (loss) earnings per share
Basic	(0.012)	(0.013)	(0.063)	0.031	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)	(0.016)
Fully Diluted	(0.012)	(0.013)	(0.063)	0.031	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)	(0.016)

The summary of quarterly results has been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated 2005 and 2004 financial statements, are described in note 28 of our consolidated December 31, 2005 financial statements included elsewhere in this document.  The impact of such differences between Canadian GAAP and U.S. GAAP is not significant to the above summary of quarterly results for any period presented.

B.  Liquidity and Capital Resources

As at June 30, 2006, Dynasty Gaming had no debt and $3,784,045 in cash and restricted deposits of $41,220, compared with no debt and $5,755,213 in cash and $116,300 in restricted deposits as at December 31, 2005. This decrease in cash as at June 30, 2006, compared to the cash position as at December 31, 2005, is primarily as a result of the operating loss of the Company in the first half of 2006. As at December 31, 2004, the Company had no debt and cash of $303,187 and restricted deposits of $120,200. The increase in cash as at December 31, 2005, compared to the cash position as at December 31, 2004, is primarily attributable to two private placements that were closed in April 2005 and December 2005, which are described in more detail below.

Dynasty Gaming had working capital, as defined as current assets less current liabilities, of $4,120,259 at June 30, 2006, compared to working capital of $5,853,636 at December 31, 2005. At December 31, 2004, the Company had working capital of $329,700.

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

The Company paid the agents a cash commission of 8% of the gross proceeds, together with the issue of 1.35 million broker warrants, with each broker warrant entitling the holder to acquire an additional common share at a price of $0.50 per share for a period of two years. All of the units and the broker warrants were subject to a four (4) month hold period, which expired on April 28, 2006.

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

Due to the above private placements, the Company is adequately funded for its immediate needs and has no long-term debt.

Balance Sheet:

As at June 30, 2006, the Company had total assets of $8,611,528, compared to total assets of $11,286,534 as at December 31, 2005; total assets decreased from December 31, 2005 to June 30, 2006 primarily because of the decreased cash position, which was in turn due to the operating loss in the first half of 2006, and the amortization of deferred development costs. As at December 31, 2004, total assets of the Company were $3,023,375; the principal reason for the increase in assets from December 31, 2004 to December 31, 2005 relates to the two private placements completed in 2005 and the capitalization of deferred development expenses associated with the acquisition of MSL and MDI in September 2005.

In addition to cash (as described above), as at June 30, 2006, the Company recorded assets held for sale (current assets) of $2,104,415 and assets held for sale (long-term assets) of $106,401; the figures as at December 31, 2005 were $2,255,006 and $121,007, respectively. As at December 31, 2004, the Company had assets held for sale (current assets) of $2,081,833 and assets held for sale (long-term assets) of $158,258. The Company had capitalized deferred development costs in the amount of $2,049,467 as at June 30, 2006; the corresponding figure as at December 31, 2005 was $2,736,451. There were no deferred development costs as at December 31, 2004.

Total liabilities as at June 30, 2006 were $2,103,483, compared to total liabilities of $2,511,947 as at December 31, 2005 and total liabilities of $2,301,388 as at December 31, 2004. Liabilities related to assets held for sale (current liabilities) were $1,494,182 and liabilities related to assets held for sale (long-term liabilities) were $47,476 as at June 30, 2006; the figures as at December 31, 2005 were $1,644,387 and $63,561, respectively; the figures as at December 31, 2004 were $1,740,483 and $94,319, respectively.

Shareholders’ equity as at June 30, 2006 was $6,508,045 and included capital stock of $12,594,628 and a deficit of $6,617,688. As at December 31, 2005, shareholders’ equity was $8,774,587 and included capital stock of $12,405,434 and a deficit of $4,037,111. The decrease in shareholders’ equity from December 31, 2005 to June 30, 2006 is principally attributable to the increased deficit as a result of the operating loss in the first half of 2006. Shareholders’ equity as at December 31, 2004 was $721,987 and included capital stock of $3,589,810 and a deficit of $2,852,552. The increase in shareholders’ equity from December 31, 2004 to December 31, 2005 is attributable to the two private placements completed in April 2005 and December 2005.

C.  Research and Development, Patents and Licenses, Etc.

Development activities are undertaken with a reasonable expectation of commercial success and of future benefits arising from the work. Development costs are aimed at improving the performance or enhancing the processes of the MM back office and/or game functionality (see definition and further description on this process below) to ensure new sales of the aggregate module and increased player participation. The new functionality or process is clearly defined and the costs attributable thereto are identified; the technical feasibility has been established; and the future market for the product or process is clearly defined.

“MM” refers to our Mahjong Mania software. The “back office” refers to that part of the software that captures, records and processes all of the various transactions that occur during the game. The visible part of the software, or the front office, is the site that appears on the Internet; the back office comprises the logic that enables us to run the games (e.g. random number generator) and record each transaction.

The “game functionality” refers to the features of the Mahjong game itself. There are many different versions or rule sets of Mahjong, which are principally based on geography: there are the Hong Kong rules, the Shanghai rules, the Japanese rules, etc. Game functionality encompasses modifications to the core software for different rule sets. It also encompasses other features of the game, or front office, such as the look, feel and functionality of the avatars (or characters on the screen), our ability to incorporate a tournament structure, the look of the tiles, etc.

The chart below outlines the amount spent during each of the last three fiscal ended December 31, 2005, 2004 and 2003, respectively, on company-sponsored research and development activities:

	2005	2004	2003
Research and Development Expenses	$2,736,451	Nil	Nil

The increase in Research and Development Expenses for 2005 is primarily due to the Company’s purchase of MSL and MDI, its wholly owned subsidiaries, as well as from software development associated costs. Below is a chart indicating more particularly the source of our increases in Research and Development costs for 2005:

Research and Development Expense	Cost (CDN$)
Purchased the company Mahjong Development Inc. (formerly 9143-3250 Quebec Inc.), which had capitalized development costs as of June 10, 2005 (purchase date)	$668,995
Excess of purchase price attributed to software purchased	$1,481,826
Additional costs June 11 - December 31, 2005	$578,624
Computer usage costs transferred to deferred development costs	$7,006
Total Deferred costs December 31, 2005	$7,006

D.  Trend Information.

According to U.S.-based Bear Stearns, online gaming exceeded $8 billion in revenues by 2002. Datamonitor, taking a more conservative approach, predicted online gaming would be worth $8.25 billion in 2003 and $11 billion in 2004. The recent passing of the Unlawful Internet Gambling Enforcement Act, which was signed by President Bush on October 13, 2006, will however have a material impact on the size of the gaming market, by effectively excluding the United States from the worldwide Internet gaming market.

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

Although DNY believes it is one of the first to develop an aggregate player, online cash-wager version of Mahjong, the Internet gaming market is competitive, with a large number of gaming and software operators and developers; accordingly, the industry is subject to rapid technological change. Current and potential competitors may make strategic acquisitions or establish cooperative relationships amongst themselves or with other solution providers, thereby increasing the ability of their services to address the needs of DNY’s prospective clients. As noted in our Risk Factors, this could have a material adverse effect on the Company’s revenues, operating results and financial condition. Additionally, given that the Company believes it is one of the first to develop an aggregate player, online cash-wager version of Mahjong, our Company’s operations face a risk that there is no demonstrated market for online Mahjong. Accordingly, although the Company believes that the market for its Mahjong Mania product is potentially large, there is no assurance that consumers will adopt the Company’s gaming software or that the Company will be successful in selling this product into new markets. If the markets in which our gaming products fail to grow, or if the business of our existing and future licensees fails to grow, or grows more slowly than DNY presently anticipates, this could have a material adverse effect on the business, revenues, operating results and financial position of the Company.

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

Global Marketplace for Mahjong:

*
45.9% of Hong Kong residents surveyed had played social games such as Mahjong for money (“ A Study of Hong Kong People’s Participation in Gambling Activities” Centre for Social Policy Studies, The Hong Kong Polytechnic University);

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

Gambling is technically not allowed in China, although interpretations of the legal codes in this area are ambiguous. The strategy in China follows existing and proven practices of offering subscriptions using prepaid cards and points, which can be converted into prizes. Marketing of prepaid cards is legal in China and is the backbone of Internet interchange. It is the intention of Dynasty Gaming Inc. and the Ho Group to form a new company (“Newco1”) that will be the investment vehicle for our play-for-points, prepaid card strategy in China, which has been labeled Ho Majiang, as discussed above.

In Canada, MDI develops interactive gaming software under contract with MSL. MSL, in turn, licenses online gaming systems to various licensees. These licensees are generally licensed to operate online casinos in the country where their gaming equipment is physically located. A significant debate currently exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of MSL’s licensees. The licensees each have the responsibility to determine from which countries they will accept gaming transactions and ensure that their own gaming license is maintained.

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

Most countries and jurisdictions within countries have laws or regulations restricting gaming activities. The United States, until recently the largest Internet gaming market in the world, has passed legislation to ban certain aspects of Internet gaming. On September 30, 2006, the United States Congress passed the Safe Port Act, which was subsequently signed into law by President Bush on October 13, 2006. This Act includes certain provisions known as the Unlawful Internet Gambling Enforcement Act of 2006. More specifically, this law makes unlawful the receipt by a gambling business of proceeds or monies in connection with unlawful Internet gambling. Although the Act does not clarify the definition of unlawful gambling, it does make clear that the United States government intends to stop the flow of funds from Americans to online gaming operators through criminal sanction. Furthermore, the Act asserts that, under US law, a wager must be permitted under the laws of both the customer’s place of residence and that of the Internet gaming operator. Despite the ambiguity contained in the Act, the board of directors of Dynasty Gaming has decided not to accept any real money gaming business from US residents coming through our licensees. Our licensees will only be able to allow their non-American residents to play for real consideration on our gaming servers. American residents can, however, play for free. Given that the Company’s primary marketing focus is Asia and Asians living outside of Asia, we do not consider that the loss of a real-money American player base will have a material impact on our revenues, earnings and operational results going forward.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2006. All of our directors are residents of Canada, with the exception of Kiyoshi Eguchi, who is a resident of Japan:
Name	Age	Position
Albert Barbusci	49	Director, President, and Chief Executive Officer
Mark Billings	36	Chief Financial Officer and Corporate Secretary
David Wolk	61	Director, President and Secretary of Mahjong Development Inc.
Kiyoshi Eguchi	66	Director
Linda Lemieux	55	Director
Adriaan Brink	43	President and Director of Mahjong Systems Ltd.
* Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc. Moreover, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc., and Tony Barbusci resigned as Vice President of Finance and Corporate Secretary. Subsequently, Mark Billings was appointed as Corporate Secretary, and David Wolk was appointed as President and Secretary of Mahjong Development Inc.

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

Mark Billings

Mr. Billings has served as the Company’s Chief Financial Officer since March 2006 and as Corporate Secretary since October 2006. Prior to joining Dynasty, Mr. Billings held several executive positions, both in Canada and abroad. In March 2000, Mr. Billings accepted the position of Chief Financial Officer at G.P. Group Ltd., located in St. John’s, Antigua, and Barbuda. As CFO, Mr. Billings led the financial operations of this Internet gaming operator, which ran over 50 live sites at the time. Mr. Billings instituted financial controls, led annual audits, invested surplus cash, negotiated acquisitions for the company and prepared the company to list on the London Stock Exchange.

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

David Wolk

Mr. Wolk has served as Director of the Company since August 2003, and sits as Chair of the Company’s Audit Committee. Additionally, Mr. Wolk has served as President and Secretary of Mahjong Development Inc. since October 6, 2006. Mr. Wolk is currently the principal of his own financial communications and investor relations consultancy, David Wolk & Company, which he began in May 2002. Prior to starting his own business, Mr. Wolk served as the Managing Director of a financial communications consultancy, Opis Communications Inc. Mr. Wolk has also served as Vice President of National Public Relations, Inc., a corporate communications advising firm, and was the Senior Vice President of Hill & Knowlton Canada, a corporate and financial communications consultancy.

Kiyoshi Eguchi

Mr. Eguchi has served as a director of the Company since November 2005. Mr. Eguchi previously served as Chief Executive Officer for Hong Kong and New York offices of Japanese advertising giant, Dentsu Inc. Mr. Eguchi continues to privately consult businesses and is a resident of Tokyo, Japan.

Linda Lemieux

Ms. Lemieux has served as a Director of the Company since June 2004. Additionally, Ms. Lemieux served as Director and Secretary of Mahjong Development Inc., our wholly owned subsidiary, until September 8, 2006. Prior to joining the Company, Ms. Lemieux served as Vice-President of Information Technology, and was CIO and a member of the board of directors for Telemedia Inc. She also served as President of Vision2011 and Chief Operating Officer of Biotonix Inc. Ms. Lemieux is currently president of a Montreal-based technology-consulting firm.

Adriaan Brink

Adriaan Brink has served as President and Director of Mahjong Systems Ltd., our wholly-owned subsidiary, since September 19, 2005. Mr. Brink currently focuses his efforts on establishing licensing relationships for the Company’s Mahjong Mania software. Since January 2003, Mr. Brink has also served as Chief Executive Officer of Genesis Consulting Anstalt, a consulting firm located in Liechtenstein. Prior to holding these positions, Mr. Brink was Chief Executive Officer of Zabadoo AG from March 2001 through December 2002., a company that produced Lottery Software. From January 1996 until February 2001, Mr. Brink served as Chief Executive Officer of International Lottery in Liechtenstein Foundation, a company that focused primarily in Charity Lottery.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has five executive officers and directors: Albert Barbusci, David Wolk, Linda Lemieux, Kiyoshi Eguchi and Mark Billings. The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 in respect of the individuals who were, at December 31, 2005, the Company’s directors and members of management:

		Actual Annual Compensation				Long-Term Compensation Awards
						Awards		Payouts
Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compens- ation	Director Compens- ation ($)	Securities Under Options Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Albert Barbusci, President, Chief Executive Officer and Director (1)(5)	2005	$0	Nil	$147,800	Nil	Nil	Nil	Nil	Nil

David Wolk, Director (5)(6)	2005	$0	Nil	$34,000	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Nil

Linda Lemieux, Director (2) (5)	2005	$0	Nil	$65,000	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Nil

Kiyoshi Eguchi, Director (5)	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Anthony Barbusci, Vice President of Finance and Corporate Secretary (7)	2005	$89,354.49	Nil	Nil	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Leased Automobile Company’s cost of providing benefit $7,860.00

Adriaan Brink (3)	2005	Nil	Nil	$17,320 (Sales Commissi- ons) $65,000 (Cash Compens-ation for consulting fees	Nil	333,333 shares exercisable at $0.44	Nil	Nil	Nil

Ian Sherrington (4)	2005	$20,000	Nil	$10,000	Nil	333,333 shares exercisable at $0.44	Nil	Nil	Nil

(1) Albert Barbusci received compensation pursuant to a Consulting Agreement between the Company and Cadence Communications Inc., a consultant company of which Mr. Barbusci is the President.
(2) Linda Lemieux served as Secretary of Mahjong Development Inc. (MDI) until September 2006. Ms. Lemieux was employed by MDI as a consultant, which provided for monthly fees of $10,000 per month. Ms. Lemieux’s fees were paid to her personal operating company, Vision 2011, rather then to Ms. Lemieux directly. Ms. Lemieux was paid a total salary of $65,000 in 2005.
(3) Adriaan Brink is President and Director of Mahjong Systems Limited. Adriaan Brink received total fees of $82,320. Mr. Brink’s fees were paid to his personal operating company, Genesis Consulting, rather then to Mr. Brink directly.
(4) Ian Sherrington, President and Director of Mahjong Development Inc., was placed on salary as of November 1, 2005. Mr. Sherrington received $20,000 in 2005 as salary for his position as President of MDI, and $10,000 under a consulting agreement effective November 1, 2005. Mr. Sherrington’s fees are paid to Sherrington Systems, which is Mr. Sherrington’s personal operating company. Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Directors of Mahjong Development Inc.
(5) The Company’s Directors currently receive compensation of $1,000 per attendance at the Company’s Director’s Meetings. However, The Company’s directors did not receive director compensation for 2005, since the Company’s compensation of $1,000 for director attendance began in February 2006.
(6) Mr. Wolk’s fees were paid for services rendered as a communications consultant.
(7) Since the date of the filing of the initial Registration Statement with the SEC on Form 20-F on July 11, 2006, Anthony Barbusci resigned as Vice President of Finance and Corporate Secretary.

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

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as at May 31, 2006 (1):

Name	Title of Class	Securities Acquired on Exercise (#)	Exercise Price (Cdn $)	Unexercised Options at May 31, 2006 (#)	Expiry Date
Albert Barbusci	Common	Nil	$0.50	90,000	March 5, 2011

David Wolk	Common	Nil 82,000 Nil	$1.00 $0.15 $0.50	25,000 43,000 90,000	August 5, 2007 March 1, 2010 March 5, 2011

Linda Lemieux (5)	Common	61,667 Nil	$0.15 $0.50	63,333 90,000	March 1, 2010 March 5, 2011

Kiyoshi Eguchi	Common	Nil	$0.50	90,000	March 5, 2011

Anthony Barbusci (4)	Common	Nil Nil Nil	$0.75 $0.15 $0.50	100,000 125,000 90,000	March 25, 2007 March 1, 2010 March 5, 2011

Adriaan Brink (1)	Common	Nil	$0.44	333,333	September 21, 2010

Ian Sherrington (2)	Common	111,111	$0.44	222,222	September 21, 2010

Mark Billings (3)	Common	Nil	$0.50	500,000	March 5, 2011

(1) Adriaan Brink holds the common stock options through his personal operating company, Genesis Consulting Anstalt.
(2) Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Directors of Mahjong Development Inc.
(3) Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billings’ current compensation structure includes an annual salary of $120,000. Mr. Billings also owns 49,000 shares of DNY common stock.
(4) Since the date of the filing of the Registration Statement, Amendment No.2, on Form 20-F with the SEC on September 20, 2006, Anthony Barbusci resigned as Vice President of Finance and Corporate Secretary.
(5) Since the date of filing of the Registration Statement, Amendment No.2, on Form 20-F with the SEC on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc.

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

Albert Barbusci, the Company’s Chief Executive Officer, is a party to an employment agreement with the Company. The employment agreement does not provide for any payment of salary or bonus, the circumstances under which the agreement may be terminated, nor does the agreement contain a non-competition provision. The employment agreement does provide for the issuance of 500,000 stock options to be issued upon the execution of a definitive agreement for an Asia-based joint venture with the Ho family (or its nominee), and 500,000 options to be issued upon the launch by the Company or its affiliates of Chinese prepaid Mahjong cards or Mahjong being introduced in the Chinese province owned lotteries. The agreement also entitles Mr. Barbusci to full participation in the Company’s group health and dental insurance plan and in any other benefit plan available to senior officers of the Company. Under the agreement Mr. Barbusci is also entitled to reimbursement for all reasonable and necessary business and travel expenses incurred by him.

Cadence Communications Inc. (“Cadence”), a consulting company of which Mr. Barbusci is President and sole owner, is also a party to a consulting agreement with the Company. Cadence is a holding company holding shares of subsidiaries that are primarily engaged in the business of developing, marketing and licensing internet-based gaming software. Per the terms of the consulting agreement, Cadence is to provide management services, expert advice and know-how with respect to (i) the management, administration and supervision of the Company’s business, (ii) financing, (iii) marketing and business promotion, and (iv) strategic planning. The consulting agreement, which provides for a 5-year term beginning March 16, 2006, unless terminated beforehand, provides for an annual fee of $225,000 to be paid by the Company to Cadence, along with a base fee equal to 2% of the Company’s pre-tax profits. The Company may terminate the consulting agreement in the event of a breach by Cadence of the confidentiality or non-competition provisions referred to in the consulting agreement, or if Cadence continuously fails to substantially perform its duties. The non-competition provision applies for the duration of the agreement and for a period of one year thereafter. Cadence may terminate the consulting agreement in the event of a material breach by the Company, a change in control of the Company, or a removal or non-reappointment of Cadence’s President from any executive position or from the Board of Directors of the Company. In the event of termination of the consulting agreement by the Company, the Company shall pay Cadence any accrued but unpaid base fees and performance fees for the period up to the date of termination, any accrued but unpaid expenses, as well as any other benefits to which Cadence is entitled.

Mark Billings, the Company’s Chief Financial Officer, is a party to a 3-year employment agreement with the company, due to terminate on March 6, 2009, unless terminated beforehand, as described more fully below. The employment agreement provides, among other things, for payment of the executive’s salary of $120,000 annually. In addition, the agreement provides for the issuance of (i) 500,000 stock options to be issued upon execution of the employment agreement, (ii) 200,000 stock options to be issued upon the Company having achieved $2,000,000 of cumulative gross revenues from its Mahjong Mania and any other current or future gaming software, (iii) 200,000 options to be issued upon the launch of the first World Series of Mahjong tournament (or similar tournament) which the Company will be organizing, and (iv) 200,000 stock options to be issued upon the successful launch of the Mahjong Club web site (or similar site owned and operated by the Company). The employment agreement also provides for certain benefits, including an annual bonus equal to 2% of pre-tax profits subject to a maximum payment of no more than 50% of the Employee’s Base Salary, four weeks paid vacation each year, and full participation in the Company’s group health and dental insurance each year. Mr. Billings is also entitled to reimbursement for all reasonable and necessary business and travel expenses incurred by him in connection with the performance of his employment duties. The employment agreement permits Mr. Billings to act as an advisor, officer or director of other entities, provided that such activities do not conflict or compete with the Company or do not adversely affect the performance of Mr. Billings’ duties under the employment agreement. The non-competition provision applies for the duration of the agreement and for a period of one year thereafter. The Company may terminate the employment agreement upon the executive’s death or disability, or upon just cause, including breach of the non-competition provisions, mentioned above, in which case the Company shall pay to the executive or his beneficiary any accrued but unpaid base salary, bonus and vacation for the period up to the date of death or disability and any benefits to which the executive is entitled, other than options that have not vested in the event of termination for just cause. Mr. Billings may terminate the employment agreement with or without good reason, as defined in the employment agreement, at any time upon thirty days’ written notice to the Company.

    Ian Sherrington is a party to an employment agreement with Mahjong Development Inc. (“MDI”), a wholly owned subsidiary of the Company. Pursuant to the employment agreement, which is due to terminate on October 31, 2010, Mr. Sherrington serves as MDI’s President and Chief Operating Officer, and reports directly to Albert Barbusci, who is the President of the Company. The employment agreement provides, among other things, for payment of the executive’s salary of $120,000 annually, stock options, along with a bonus equal to 2% of the Company’s and MSL’s consolidated pre-tax profits, benefits and plans as provided and defined in the employment agreement. MDI may terminate the employment agreement upon the executive’s death or disability, or upon just cause, including breach of the non-competition provisions. Ian Sherrington is also a party to a consulting agreement with MDI, which also expires on October 31, 2010. The consulting agreement provides, among other things, for payment of the executive’s salary of $5,000 monthly, provided that all of the outstanding Warrants of the Company have been exercised, and that the exercise price be paid to the Company. The consulting agreement will terminate immediately in the event of the termination of the employment agreement. Ian Sherrington resigned as the President and Directors of Mahjong Development Inc. effective June 24, 2006. Per the terms of the employment termination agreement between Mr. Sherrington and the Company, Mr. Sherrington is entitled to receive his base salary for the period up to and ending on the termination date, and as of the termination date, Mr. Sherrington received $60,000, the portion of his base salary up to and ending June 24, 2006. Mr. Sherrington is also entitled to the reimbursement of any pre-authorized expenses incurred on behalf of the Company prior to the termination date. Mr. Sherrington is not entitled to any bonus, incentive or other remuneration or benefit under the employment agreement between Mr. Sherrington and the Company. The terms of the consulting termination agreement do not outline any payments made or owed to Mr. Sherrington as a result of the termination of his consulting agreement.

Adriaan Brink, along with Genesis Consulting Anstalt (“Genesis”), of which Mr. Brink is the key executive and sole owner, are parties to a management agreement with the Mahjong Systems Limited (“MSL”), a wholly owned subsidiary of the Company. Unless otherwise terminated (as further described below), the term of said agreement is to end on September 21, 2010, which is the five year anniversary of the closing date whereby the Company acquired the shares of MSL and 9143-3250 Quebec Inc. The management agreement provides, among other things, for payment of Genesis’ base fee of $120,000 annually, along with stock options to acquire $1 million shares of common stock of the Company. Specifically, one third of the stock options are to be granted on the date of the management agreement, one third are to be granted on the one year anniversary of the signing of the management agreement, and one third are to be granted on the two year anniversary of the signing of the management agreement. In addition, Genesis is entitled to a performance fee equal to 20% of the first year license fees payable to MSL under those license agreements executed by MSL and third parties in the year, where the agreements were initiated and closed by Genesis or Mr. Brink. Genesis is further entitled to a performance fee equal to 10% of the first year license fees payable to MSL under those license agreements executed by MSL and third parties in the year, other than those previously described. Genesis is entitled to options to acquire from the Company’s treasury up to 1,000,000 common shares of the Company. One-third of the Options are to be granted on the effective date, one-third are to be granted on the one year anniversary date of the agreement, and one-third are to be granted on the two year anniversary date of the agreement. Genesis is further entitled to a bonus equal to 100% of the base fee in the event that MSL and MDI’s combined consolidated financial statements reach $4 million. In the event that such combined consolidated revenues are greater than $4 million but not more than $8 million, Genesis shall be entitled to an additional bonus equal to 5% of the excess, and if such combined consolidated revenues are greater than $8 million, Genesis is entitled to an additional bonus of 2% of such excess. In the event that (i) Genesis or Mr. Brink fail to execute any reasonable, lawful direction relating to the business, or (ii) breach the non-competition provisions referred to in the management agreement, MSL may terminate the agreement, unless such breach is cured within 15 business days of delivery of notice of such breach. If MSL fails to meet its approved revenue budget for any six month period or if MSL exceeds its approved expense budget by a material amount, MSL may terminate the agreement, unless such breach is cured within 30 business days of delivery of notice of such breach. MSL may terminate the management agreement in its sole discretion without notice or payment in lieu of notice if Mr. Brink or Genesis: (i) is convicted of any criminal offense which would have a material adverse impact on the ability of Mr. Brink or Genesis to perform his/its duties, (ii) is grossly negligent or acts in a manner constituting material misconduct or engages in self-dealing or engages in any criminal or dishonest act, or (iii) willfully engages in any act that is materially injurious to MSL or its shareholders, monetarily or otherwise. The management agreement provides for the communication by Genesis and Mr. Brink to MSL of title to all intellectual property held by Genesis or Mr. Brink commencing on the date of the agreement for a term of 5 years, unless terminated beforehand per the terms of the management agreement. Accordingly, Mr. Brink and Genesis are to assist MSL in every way to protect its rights and to vest MSL the entire right, title and interest, including copyright, in all of the intellectual property rights, and to refrain from disclosing to any person or company or use any such intellectual property rights for personal purposes other than those of MSL.

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

Committee of the Board of Directors

The Company maintains an Audit Committee, which is comprised of Albert Barbusci, David Wolk, Linda Lemieux, and Kiyoshi Eguchi. The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. Currently, Mr. David Wolk serves as the Chair of the Audit Committee.

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

D.  Employees

As of December 31, 2005, the Company and its wholly-subsidiaries had 28 full-time employees and 6 consultants under contract, all of whom worked out of the Company’s head office, with exception for Adriaan Brink, who is currently based in Europe. The employees’ positions included managerial and support staff positions. All employees were engaged either directly as employees, through a management company or as consultants.

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:
Name	Number of Common Shares Held at May 31, 2006	Number of Options or Warrants Outstanding at May 31, 2006 [1]	Beneficial Ownership [2]	Percentage Of Class (10) (* indicates less than 1%)
Albert Barbusci [3]	13,803,000	90,000	14,019,000	18%
David Wolk [4]	Nil	158,000	98,000	*
Linda Lemieux [5]	180,000	153,333	273,333	*
Kiyoshi Eguchi [6]	Nil	90,000	30,000	*
Anthony Barbusci [7]	84,800	315,000	339,800	*
Adriaan Brink [8]	635,250	333,333	801,916	1%
Ian Sherrington [9]	7,483,788	222,222	7,539,343	10%
Total:	22,186,838	1,361,888	23,101,392 29%

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

(5) Ms. Lemieux previously exercised 67,667 options at $0.15, acquiring 67,667 shares of the Company’s common stock. Beneficial ownership includes 93,333 vested stock options. Since the date of filing of this Amended Registration Statement on Form 20-F with the SEC on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc.

(6) Beneficial ownership includes 30,000 vested stock options.
(7) Beneficial ownership includes 255,000 vested stock options. Since the date of filing of this Amended Registration Statement on Form 20-F with the SEC on September 20, 2006, Anthony Barbusci resigned as Vice President of Finance and Corporate Secretary of Dynasty Gaming Inc.

(8) Adriaan Brink holds the Company’s common stock through his personal operating company, Genesis Consulting Anstalt. Beneficial ownership includes 166,666 vested stock options.
(9) Mr. Sherrington previously exercised 111,111stock options at $0.44, acquiring 111,111 shares of the Company’s common stock. Beneficial ownership includes 55,555 vested stock options. Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Directors of Mahjong Development Inc.

(10) Based on 77,464,226 shares outstanding as of September 9, 2006.
* Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billing owns 49,000 shares of DNY common stock, as well as options to purchase 500,000 shares of DNY common stock at a strike price of $0.50 per share, which expires on March 5, 2011.

Stock Option Plan

The Company has established a stock option plan under which options to purchase the Company’s common shares may be granted at the discretion of the Board of Directors to any senior officer, director, employee, management company employee or consultant of the Company, or any of its subsidiaries. The number of common shares available for issuance under the Company’s stock option plans is 7,500,000. Of the 7,500,000 common shares available for issuance, 5,443,666 have been awarded through stock option grants by the Board of Directors.

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

To the best of Dynasty’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Dynasty, except for those listed below:
Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Common Shares	Albert Barbusci	14,019,000	18.1%

Common Shares	Ian Sherrington	7,539,343	9.8%

(1)
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

(2)	Based on 77,321,559 common shares issued and outstanding at May 31, 2006.

     There are currently no voting rights arrangements among the Company’s shareholders and directors, nor do any major shareholders have different voting rights.

B.  Related Party Transactions

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as indicated below.

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

As at the year ended December 31, 2005, the Company’s accounts payable resulting from related party transactions totaled an aggregate of $21,337. These amounts were paid within 30 days from receipt of the invoices.

Direct costs were charged by:

Vision 2011, a company controlled by Linda Lemieux, a Director of the Company, charged direct costs in the amount of $60,000. There is no written agreement or contract between Vision 2011 and the Company or any of its subsidiaries. Up until September 8, 2006, Ms. Lemieux provided management consulting services to the Company’s subsidiary, Mahjong Development Inc. and billed for these services through her personal services company, Vision 2011. Ms. Lemieux oversaw the operation and managed the software development team. Ms. Lemieux received payments of $10,000 per month.

Cadence Communications Inc., a company controlled by Albert Barbusci, our President and CEO, charged direct costs in the amount of $134,651. Mr. Barbusci’s travel, entertainment and most other business-related expenses are paid by his personal company, Cadence Communications Inc. and are subsequently billed to the Company for reimbursement. Dynasty Gaming Inc. and Cadence Communications Inc. entered into an agreement on January 1, 2006. The services to be rendered by Cadence Communications, as represented by Albert Barbusci, include the management, administration and supervision of the Company’s business; financing; marketing and business promotion; and strategic planning. This agreement has a term of five (5) years, thus terminating on December 31, 2010. It can thereafter be renewed upon the mutual consent of the parties on such terms and conditions as mutually agreed. The parties agree to commence discussions regarding renewal one (1) year prior to the end of the five-year term.

Lisnacullen Farms, a company controlled by Christine Sheehy, wife of Barry Sheehy, the president of CPC Econometrics, charged direct costs of $322,738. There is no written agreement or contract between Lisnacullen Farms and the Company or any of its subsidiaries. Lisnacullen Farms provides management, corporate, administrative and advisory services to CPC Econometrics.

Administrative costs were charged by:

Cadence Communications charged administrative costs of $152,800 to the Company for the management services provided by Albert Barbusci. Mr. Barbusci is not compensated directly by the Company but is paid through his personal company, Cadence Communications Inc.

David Wolk, a director of the Company, provides various communications services, including drafting press releases and business plans. There is no written agreement or contract between Mr. Wolk and the Company or any of its subsidiaries. His fees for the year amounted to $25,050 and were billed to the Company.

Genesis Consulting, a company controlled by Adriaan Brink, the President of our MSL subsidiary, charged administrative costs of $15,000 to the Company and $65,000 to MSL. Genesis Consulting and Mahjong Systems Limited, a wholly-owned subsidiary of the Company, entered into an agreement on June 10, 2005. The termination date of the agreement is September 20, 2010, unless otherwise terminated in accordance with the agreement. Mr. Brink, through his company Genesis Consulting, provides management, marketing, business development and sales services to the Company and its Mahjong subsidiaries. Genesis’ base fee is $120,000 annually, along with stock options to acquire one (1) million shares of common stock of the Company. In addition, Genesis is entitled to a performance fee equal to 20% of the first year license fees payable to MSL under those license agreements executed by MSL and third parties in the year, where the agreements were initiated and closed by Genesis or Mr. Brink. Genesis is further entitled to a performance fee equal to 10% of the first year license fees payable to MSL under those license agreements executed by MSL and third parties in the year, other than those previously described. Genesis is entitled to options to acquire from the Company’s treasury up to 1,000,000 common shares of the Company. Genesis is further entitled to a bonus equal to 100% of the base fee in the event that MSL and MDI’s combined consolidated financial statements reach $4 million. In the event that such combined consolidated revenues are greater than $4 million but not more than $8 million, Genesis shall be entitled to an additional bonus equal to 5% of the excess, and if such combined consolidated revenues are greater than $8 million, Genesis is entitled to an additional bonus of 2% of such excess.

Related Party Transactions for the period ended December 31, 2004

As at the year ended December 31, 2004, the Company’s accounts receivables resulting from related party transactions totaled an aggregate of $15,802. The greater portion of this amount, that is, $15,413 was payable by Biotonix Inc., a company controlled by Albert Barbusci, to the Company’s wholly-owned subsidiary, Events International Meeting Planners Inc. (EIMP). There is no written agreement or contract between Biotonix and the Company or any of its subsidiaries. The Company, through EIMP, provided marketing and advertising services to Biotonix, for the amount indicated above. The balance of $389 was due to the Company. The companies exchanged services in their normal course of business. [NOTE: Do we even need to put this in here???]

During the year ended December 31, 2004, the Company received revenues in the aggregate amount of $11,871 from Biotonix, as described above.

The Company received revenues from Cadence Communications in the amount of $16,145 for management and consulting services.

Direct costs were paid to:

Cadence Communications, Lisnacullen Farms, and Value Strat in the aggregate amount of $847,597. These costs were paid to Cadence Communications in the amount of $107,458, for the reimbursement of travel, entertainment and other business expenses, primarily incurred by Albert Barbusci. Lisnacullen Farms was paid the amount of $312,987 for management, administrative and advisory services to CPC Econometrics. Valu Strat was paid the amount of $427,152. Value Strat is a company controlled by Brenda Schone, who served as CFO of the Company. Ms. Schone is a senior strategic advisor and consultant and provides her services to CPC Econometrics. There is no written agreement or contract between Valu Strat and the Company or any of its subsidiaries.

Management fees in the aggregate amount of $145,300, as well as promotion costs in the aggregate amount of $35,570, was paid to Cadence Communications.

Related Party Transactions for the period ended December 31, 2003.

As at the year ended December 31, 2003, the Company’s accounts payable resulting from related party transactions totaled an aggregate of $69,806. These amounts were paid in the normal course of business, generally within 30 days from the date of receipt of invoice.

During the year ended December 31, 2003, the Company received revenues in the aggregate amount of $102,242 from Biotonix, Cadence Communications, and Advanced Global Tracking, a company controlled by Albert Barbusci and Barry Sheehy.  There is no written agreement or contract between Advanced Global Tracking and the Company or any of its subsidiaries. Revenues in the amount of $68,211, $441, and $30,292 were earned from Biotonix, Advanced Global Tracking, and Cadence Communications, respectively. These companies exchanged services with several of the Company’s subsidiaries. Cadence Healthcare, a wholly-owned subsidiary provided creative advertising services to Biotonix and received $51,759. Events International Meeting Planners, another subsidiary, provided management, planning and organizing services to Biotonix for $16,114 and to Cadence Communications for $30,292.

Direct costs were paid to Biotonix, Cadence Communications, G2 CHILE S.A., Strategies, and Value Strat in the amount of $48,819, $199,008, $42,967, $431,436, and $335,543, respectively. G2 CHILE S.A. and Strategies are two companies controlled by Juan Carlos Fabres, a director of Events International, Chile S.A. (EICSA), a wholly owned subsidiary of Events International Meeting Planners Inc. EICSA was the official conference organizer for the FIGO event held in Chile in November 2003. It generated revenues from registration fees and paid expenses to suppliers of various services. There is no written agreement or contract between G2 CHILE S.A. or Strategies and the Company or any of its subsidiaries.

Selling costs were paid to Cadence Communications in the aggregate amount of $308,209. Administrative costs were paid to Cadence Communications and David Wolk in the amount of $278,026 and $30,183, respectively. Assets were acquired under a capital lease by Cadence Communications in the amount of $11,907. Obligations under capital leases were attributable to BTX Financial, a company controlled by Dieter Jahnke, a director of the company in the amount of $116,313. There is no written agreement or contract between BTX Financial and the Company or any of its subsidiaries.

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

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under the symbol “DNY.” The TSX Venture Exchange is monitored by the Ontario Securities Commission. Our common shares began trading on the TSX Venture Exchange under the symbol “DNY” on December 9, 2005. Before we were listed as “DNY,” and prior to our name change, our common shares were traded on the TSX Venture Exchange under the name Events International Holding Corporation and under the symbol “EIH.” As of September 29, 2006, the stock price on the TSX Venture Exchange was CDN$0.53.

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

Set forth below is a table summarizing all outstanding Share Purchase Warrants of the Company’s common stock, as of June 1, 2006:

Name	No. of Warrants	Exercise Price	Type	Date Issued	Expiry Date
Alan Silverman	150,000	$ 0.50	Issued	12/28/2005	12/28/2007
Baracuda Motors, Inc.	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Brookwood Partners, LLP	162,500	$ 0.50	Issued	12/28/2005	12/28/2007
Bruce Schindler	330,000	$ 0.50	Issued	12/28/2005	12/28/2007
Caledonia Corporate Management Group Ltd.	355,000	$ 0.50	Issued	12/28/2005	12/28/2007
David Nagelberg, IRA	207,500	$ 0.50	Issued	12/28/2005	12/28/2007
Dencol Mortgage Corporation	75,000	$ 0.50	Issued	12/28/2005	12/28/2007
E-Cap Ventures, LLC	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Edward Rose	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Evan Todd Heller Trust	125,000	$ 0.50	Issued	12/28/2005	12/28/2007
Fred G. Daniels	75,000	$ 0.50	Issued	12/28/2005	12/28/2007
Gary Jakalow	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Gibson & Ginsey, Inc. D/B/A Luxury Limousines and Transportation, Inc.	84,286	$ 0.50	Issued	12/28/2005	12/28/2007
Gordon Freeman	200,000	$ 0.50	Issued	12/28/2005	12/28/2007
Growth Ventures, Inc.	150,000	$ 0.50	Issued	12/28/2005	12/28/2007
Heller Capital Investments, LLC	835,000	$ 0.50	Issued	12/28/2005	12/28/2007
Irwin Lieber	250,000	$ 0.50	Issued	12/28/2005	12/28/2007
Jacqueline McQuade	50,000	$ 0.50	Issued	12/28/2005	12/28/2007

James Scoroposki	500,000	$ 0.50	Issued	12/28/2005	12/28/2007
Joyce L. Heller Revocable Trust	250,000	$ 0.50	Issued	12/28/2005	12/28/2007
Jyll Rosenfeld	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Kendall, Jeremy	71,500	$ 0.50	Issued	12/28/2005	12/28/2007
Larry Altman	37,500	$ 0.50	Issued	12/28/2005	12/28/2007
Martin Smolowitz, Esq. Direct Benefit Pension Plan	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Michael Smith	200,000	$ 0.50	Issued	12/28/2005	12/28/2007
Nancy Kerwin Mullins	35,714	$ 0.50	Issued	12/28/2005	12/28/2007
Orchard Ventures LLC	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Penson Financial Services	71,500	$ 0.50	Issued	3/6/2006	12/28/2007
Philip Bloom	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Pinglick Holdings Inc.	107,500	$ 0.50	Issued	12/28/2005	12/28/2007
Rachel Beth Heller Trust	125,000	$ 0.50	Issued	12/28/2005	12/28/2007
RH Capital Associates LLC	207,500	$ 0.50	Issued	12/28/2005	12/28/2007
Roytor & Co.	69,500	$ 0.50	Issued	3/8/2006	12/28/2007
Seneca Ventures	162,500	$ 0.50	Issued	12/28/2005	12/28/2007
Seymour Smith	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Stephen Wien	162,500	$ 0.50	Issued	12/28/2005	12/28/2007
Vito Errico	75,000	$ 0.50	Issued	12/28/2005	12/28/2007
Woodland Partners	500,000	$ 0.50	Issued	12/28/2005	12/28/2007
Woodland Venture Fund	325,000	$ 0.50	Issued	12/28/2005	12/28/2007
Zeke, LP	1,100,000	$ 0.50	Issued	12/28/2005	12/28/2007

Set forth below is a table summarizing all outstanding Broker Stock Warrants of the Company’s common stock:

Holder	No. of Warrants	Exercise Price	Type	Date Issued	Expiry Date
RG Securities, LLC	600,000	$ 0.50	Issued	12/28/2005	12/28/2007

AM Capital, LLC	750,000	$ 0.50	Issued	12/28/2005	12/28/2007

History of share capital

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

13.
On August 24, 2006, the Company, through its Mahjong Systems (Cyprus) Limited subsidiary, entered into a contract with Microgaming Software Systems Limited whereby MSL (Cyprus) granted Microgaming an exclusive license to use and sub-license the use of the Mahjong System.

In connection with the above listed material contracts, the Company has filed a Confidentiality Request with the United States Securities and Exchange Commission, concurrently with the filing of this registration statement. Accordingly, certain confidential information has been redacted from the above-listed material contracts, copies of which are included as exhibits to this registration statement. The redacted portions, as described and included in the Confidentiality Request, are subject to approval by the United States Securities and Exchange Commission.

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

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.    Description

1.1	Certificate of Incorporation of 3059219 Canada Inc. dated August 11, 1994. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.2	Certificate of Amendment, dated June 8, 1995. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.3	Certificate of Amendment, dated March 19, 1996. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.4	Certificate of Amendment, dated October 15, 2001. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.5	Certificate of Amendment, dated December 5, 2005. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.6	By-laws of Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

2.1	Form of common stock certificate. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4. 1
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and International Gaming and Entertainment Limited dated as of May 19, 2004. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.2
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Apex Holdings dated as of March 27, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.3
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Betex (Group), Plc. dated as of August 3, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.4
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Action Poker Gaming, Inc. dated as of August 3, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.5
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and HO Casinos.com dated as of October 20, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.6
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and DRHO Casinos.com dated as of October 20, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.7
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Orbis Technology, Inc. dated as of October 5, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.8
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Absolute Entertainment SA, dated as of October 29, 2005. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.9
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ladbrokes.com dated as of May 24, 2006. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.10
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Golden Palace Ltd. dated as of March 15, 2006. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.11
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Interactive Gaming Holdings Plc. dated as of March 28, 2006. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.12
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Finsoft Limited dated as of April 24, 2006. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4. 13
Lease, dated October 15, 1997 for space located at Canadian Steamship Building, 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.14+
Employment Agreement dated March 6, 2006, between Mark Billings and Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.15+
Employment Agreement dated March 16, 2006, between Albert Barbusci and Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.16+
Consulting Agreement dated January 1, 2006, between Cadence Communications Inc. and Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.17+
Employment Agreement dated June 30, 2005 between 9143-3250 Quebec Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.18+
Consulting Agreement dated June 30, 2005 between 9143-3250 Quebec Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.19+
Management Agreement dated June 10, 2005 between Genesis Consulting Anstalt, Adriaan Brink, and Mahjong Systems Limited. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.20+
Memorandum of Agreement dated June 24, 2006 between Mahjong Development Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.21+
Termination of Consulting Agreement dated June 30, 2006 between Mahjong Development Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.22*+	Termination Agreement dated September 12, 2006 between Dynasty Gaming Inc. and Anthony Barbusci (Filed herewith)

4.23*+	Consulting Agreement dated September 12, 2006 between Dynasty Gaming Inc. and Anthony Barbusci (Filed herewith)

4.24	Stock Option Plan. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.25
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Microgaming Software Systems Limited, dated as of August 24, 2006.** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.26
Clearing House Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ironbridge Limited, dated as of August 24, 2006. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.27
Surplus Security Escrow Agreement between Events International Holding Corporation and Equity Transfer Services Inc. and The Persons Whose Names Are Set Out In The First Column Of Schedule “A” Annexed Hereto, dated March 20, 2002. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.28
Escrow Agreement between Events International Holding Corporation and Sweibel Novek, LLP and Ian Sherrington and Adriaan Brink dated September 2, 2005. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.29*	Agreement for the purchase and sale of shares of the MedEvents, Cadence and CPC Econometrics subsidiaries, between Dynasty Gaming Inc. and CPC Canada Inc. dated September 30, 2006. (Filed herewith)

8.1*	List of wholly owned subsidiaries. (Filed herewith)

15.1*	Consent of Independent Registered Public Accounting Firm.
_________________________________

* Filed herewith.
** The confidential portions of this exhibit has been omitted and flied separately with the Securities and Exchange Commission.
+ Signifies management contract or compensatory arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DYNASTY GAMING INC.

Date: October 27, 2006	By:	/s/ Mark Billings
Name: Mark Billings
Title: Chief Financial Officer & Corporate Secretary

DYNASTY GAMING INC. DECEMBER 31, 2005 AND 2004 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page

DYNASTY GAMING INC. - Six Months Ended June 30, 2006 and 2005 (Unaudited)

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations and Deficit	F-3

Consolidated Statements of Cash Flows	F-4

Notes to Consolidated Financial Statements	F-5 - F-14

DYNASTY GAMING INC. - Fiscal Years Ended December 31, 2005 and 2004 (Audited)

Auditors' Report	F-15

Consolidated Balance Sheets	F-17

Consolidated Statements of Operations and Deficit	F-18

Consolidated Statements of Shareholders' Equity	F-19

Consolidated Statements of Cash Flows	F-20

Notes to Consolidated Financial Statements	F-21 - F-43

DYNASTY GAMING INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30, 2006	December 31, 2005
	$	$
ASSETS
Current assets
Cash	3,784,045	5,755,213
Restricted deposits	41,220	116,300
Accounts receivable	116,828	129,482
Prepaid expenses and deposits	129,758	46,021
Assets held for sale (Note 4)	2,104,415	2,255,006
	6,176,266	8,302,022
Deferred development costs (Note 5)	2,049,467	2,736,451
Property and equipment	259,722	104,052
Assets under capital leases	19,672	23,002
Assets held for sale (Note 4)	106,401	121,007

	8,611,528	11,286,534

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	481,378	750,088
Deferred revenue	78,108	48,908
Current portion of obligations under capital leases	2,339	5,003
Liabilities related to assets held for sale (Note 4)	1,494,182	1,644,387
	2,056,007	2,448,386
Liabilities related to assets held for sale (Note 4)	47,476	63,561
	2,103,483	2,511,947

Shareholders' equity
Capital stock (Note 6)	12,594,628	12,405,434
Contributed surplus	120,653	120,653
Other capital	654,111	475,530
Cumulative translation adjustment	(243,659)	(189,919)
Deficit	(6,617,688)	(4,037,111)
	6,508,045	8,774,587
	8,611,528	11,286,534
Canadian and United States accounting policies differences (Note
On behalf of the board:
"Albert Barbusci" , Director
"David Wolk" , Director

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED
(unaudited)
	June 30, 2006		June 30, 2005
	3 months	6 months	3 months	6 months
	$	$	$	$
Revenues	30,759	46,298	161,700	161,700
Operating expenses
Direct costs	302,999	681,312	-	-
Marketing and promotion	281,410	506,762	-	-
Administrative	542,060	1,044,469	190,827	293,623
Amortization - property and equipment and assets under capital leases	11,012	20,769	2,358	4,715
Amortization - deferred development costs	206,805	409,896	-	-
	1,344,286	2,663,208	193,185	298,338
Loss from operations	(1,313,527)	(2,616,910)	(31,485)	(136,638)
Other
Other income (expense) (Note 8)	44,151	78,580	(2,251)	(1,919)
Net loss from continuing operations	(1,269,376)	(2,538,330)	(33,736)	(138,557)

Net earnings (loss) from discontinued operations	63,660	(42,247)	(68,893)	(30,042)

Net loss	(1,205,716)	(2,580,577)	(102,629)	(168,599)
Deficit, beginning of period	(5,411,972)	(4,037,111)	(2,918,522)	(2,852,552)
Deficit , end of period	(6,617,688)	(6,617,688)	(3,021,151)	(3,021,151)

Net loss per share
Basic and diluted
From continuing operations	(0.016)	(0.033)	(0.001)	(0.004)
From discontinued operations	0.001	(0.001)	(0.002)	(0.001)
	(0.016)	(0.033)	(0.002)	(0.004)

Weighted average number of common shares
Basic	77,280,420	77,106,696	41,726,244	38,972,312
Diluted	77,280,420	77,106,696	41,726,244	38,972,312

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
(unaudited)	June 30, 2006		June 30, 2005
	3 months	6 months	3 months	6 months
	$	$	$	$
Cash flows from operating activities
Net loss	(1,205,716)	(2,580,577)	(102,629)	(168,599)
Items not requiring cash flows:
Amortization of property and equipment and assets under capital leases	17,646	42,988	11,921	23,340
Amortization of deferred development costs	206,805	409,896	-	-
Loss on sale of property and equipment	(199)	(199)	-	-
Stock based compensation	129,697	214,586	4,913	4,913
Future tax	60,455	-	1,316	1,949
Discontinued operations	(107,104)	(1,514,392)	(672,090)	(1,437,062)
Decrease in receivables	(278,406)	1,136,120	(186,088)	261,791
Decrease in work in progress	(109,795)	(125,906)	(160,385)	(221,022)
Decrease in prepaid expenses	90,054	(363,701)	5,916	(9,780)
Increase in payables and accrued liabilities	41,008	223,261	782,938	1,267,260
Decrease in deferred revenue	(3,559)	354,252	164,545	43,262
Net change in operating activities of continuing operations	(1,159,114)	(2,203,672)	(149,643)	(233,948)
Cash flows from investing activities
Acquisition of property, plant and equipment	(153,713)	(173,109)	-	-
Tax credits received for development costs	(22,260)	277,088	-	-
Loan receivable	-	-	(341,522)	(587,625)
Net change in investing activities of continuing operations	(175,973)	103,979	(341,522)	(587,625)
Cash flows from financing activities
Restricted deposits	75,580	75,080	(1,580)	(2,340)
Repayment of obligations under capital lease	(1,351)	(2,664)	(6,766)	(13,359)
Issuance of common shares	122,789	153,189	1,200,000	1,200,000
Share issuance costs - private placements	-	-	(157,506)	(157,506)
Net change in financing activities of continuing operations	197,018	225,605	1,034,148	1,026,795
Cash flows from discontinued operations
Operating cash flows	107,104	1,514,392	672,090	1,437,062
Investing cash flows	(482)	(7,845)	(3,333)	(5,908)
Financing cash flows	(134,572)	(444,735)	58,160	(69,826)
Effect of exchange rates changes on cash and cash equivalents	(60,510)	(235,881)	6,281	9,422
Cash flows from discontinued operations	(88,460)	825,931	733,198	1,370,750
Increase in cash and cash equivalents	(1,226,529)	(1,048,157)	1,276,181	1,575,972
Cash and cash equivalents , beginning of period	6,231,638	6,053,266	618,836	319,045
Cash and cash equivalents , end of period	5,005,109	5,005,109	1,895,017	1,895,017

Includes cash and cash equivalents related to:
Continuing operations	3,784,045	3,784,045	394,086	394,086
Discontinued operations	1,221,064	1,221,064	1,500,931	1,500,931
	5,005,109	5,005,109	1,895,017	1,895,017

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

1.	Basis of Presentation

The consolidated interim financial statements included in this report are unaudited and have not been the subject of a review by our auditors. These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated interim financial statements have been prepared in conformity with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and the notes as at and for the year ended December 31, 2005.

2.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act. Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software. The Company is committed to devoting its management and financial resources to the on-line gaming business; therefore, it has entered into negotiations for the sale of its subsidiaries: MedEvents (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics (“CPC”).

3.	Significant Accounting Policies

The same accounting policies and methods were followed as were followed in the preparation of the audited annual financial statements for the financial year ended December 31, 2005, with the addition of the following:

Government assistance

Government assistance is comprised of investment tax credits and scientific research and experimental development tax credits. These credits are recognized when there is reasonable assurance of their recovery using the cost reduction method. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments required, if any, are reflected in the year when such assessments are received.

4.	Assets held for sale and discontinued operations

The Company has committed to a plan to sell the 3 subsidiaries: MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”), involved in activities outside of its main business focus. An active program to locate a buyer and other actions required to complete the sale plan have been initiated and the Company expects to complete the sale within one year. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

4.	Assets held for sale and discontinued operations - cont’d

The results of discontinued operations presented in the accompanying interim consolidated statements of income were as follows for the interim period ended:

	JUNE 30, 2006		JUNE 30, 2005
	3 Months	6 Months	3 Months	6 Months
	$	$	$	$
Revenues	820,495	925,658	1,964,525	4,239,209
Operating expenses
Direct costs	608,570	729,375	1,353,917	3,062,095
Selling	41,920	83,374	64,361	128,102
Administrative	53,175	146,427	482,468	929,683
Amortization - property and equipment and assets under capital leases	6,634	22,219	9,563	18,625
Interest (income) expense	(1,500)	(1,071)	(505)	1,425
Other (income) expenses	(12,220)	(12,220)	4,537	6,965
Gain on sale of equipment	(199)	(199)	-	-
	696,380	967,905	1,914,341	4,146,895
Earnings (loss) before income taxes	124,115	(42,247)	50,184	92,314
Income taxes	60,455	-	119,077	122,356
Net income (loss) from discontinued operation	63,660	(42,247)	(68,893)	(30,042)

Supplemental cash flow information:

	June 30, 2006		June 30, 2005
	3 Months	6 Months	3 Months	6 Months
	$	$	$	$
Interest paid	2,699	4,788	820	1,947

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

4.	Assets held for sale and discontinued operations - cont’d

The assets and liabilities of the discontinued operations were segregated in the accompanying interim consolidated balance sheets and were reported as Assets held for sale and Liabilities related to assets held for sale.

The assets held for sale and the related liabilities were as follows as at:

	JUNE 30, 2006	DECEMBER 31, 2005
	$	$
Current assets
Cash	1,221,064	298,053
Restricted term deposit	111,620	-
Accounts receivable	468,697	1,629,089
Work-in-process	156,772	30,866
Prepaid expenses and deposits	146,262	296,998
	2,104,415	2,255,006
Long term assets
Property and equipment	68,799	79,228
Asset under capital lease	37,602	41,779
	106,401	121,007
	2,210,816	2,376,013

Current liabilities
Bank indebtedness	-	85,337
Accounts payable and accrued liabilities	966,039	844,317
Income taxes payable	12,948	13,491
Deferred revenue	235,367	189,721
Current portion of obligation under capital lease	14,866	13,959
Current portion of long term debt	16,800	249,400
Future tax liabilities	248,162	248,162
	1,494,182	1,644,387
Long term liabilities
Obligation under capital lease	19,476	27,161
Long term debt	28,000	36,400
	47,476	63,561
	1,541,658	1,707,948

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

5.	Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

			June 30,2006	December 31,2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Deferred Development Costs	2,459,363	409,896	2,049,467	2,736,451

In March 2006, research and development tax credits in the amount of $299,348 were included as a reduction to the deferred development costs; the amount was based on the claims submitted. The actual tax credits received were $277,088; therefore, $22,260 has been included as an increase to the deferred development costs in this quarter.

6.	Capital Stock

a)	Authorized

The Company is authorized to issue an unlimited number of common shares.

b)	Warrants, rights and options exercised during the six month interim period

	Number	Average Exercise Price	Proceeds *
	#	$	$
Warrants	75,000	0.50	41,250
Rights	257,334	0.15	46,320
Options	277,777	0.28	101,624
	610,111		189,194

*“Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers issue costs and warrants costs.

Issued common shares:
	June 30, 2006		December 31, 2005
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	76,854,115	12,405,434	36,187,782	3,589,810
Issuance- private placements	-	-	23,000,000	5,344,447
Issuance- business acquisition	-	-	9,000,000	1,350,000
Issuance- warrants, rights and options exercised	610,111	189,194	8,666,333	2,121,177
Common shares, end of period	77,464,226	12,594,628	76,854,115	12,405,434

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

7.	Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On February 24, 2006 the aggregate number of shares reserved for issuance was increased to 7,500,000 from the previous aggregate of 5,500,000. Under the plan, options are periodically granted to purchase common shares at an exercise price which is equal to the price quoted on the exchange on the date on which the grant of the option is approved by the board, less the maximum discount permitted under the Exchange’s policies applicable to options. Generally, these options vest in six equal instalments over a period of 18 months, with the first instalment vesting immediately and the remaining options vesting upon 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminate 5 years after the grant.

The fair value compensation expense recorded for the six months ended June 30, 2006, in respect of this plan, was $214,586 (June 30, 2005 - nil). The weighted average fair value of options granted during 2006 was estimated at $0.33 per share option using the Black-Scholes model on the date of grant. The following weighted-average assumptions were used:

Risk-free interest rate	5.67%
Expected life	1.5 years
Expected volatility in the market price of the shares	85%
Expected dividend yield	nil

The number of options has varied as follows for the interim period ended June 30, 2006:

	June 30, 2006		December 31, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	2,605,749	0.44	200,000	0.73
Forfeited	1,750	0.15	107,750	0.47
Granted	2,716,000	0.76	2,637,166	0.41
Exercised	277,777	0.28	123,667	0.15
Outstanding at end of year	5,042,222	0.62	2,605,749	0.44
Options exercisable at end of year	1,243,223	0.56	561,361	0.38

8.	Other Income (Expenses)

	June 30, 2006		June 30, 2005
	3 Months	6 Months	3 Months	6 Months
	$	$	$	$
Interest on capital leases	(93)	(225)	(678)	(1,529)
Other interest income	38,076	78,369	1,474	1,407
Foreign exchange (gain) loss	6,168	436	(3,047)	(1,797)
	44,151	78,580	(2,251)	(1,919)

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

9.	Supplementary Cash Flow Information

	June 30, 2006		June 30, 2005
	3 Months	6 Months	3 Months	6 Months
	$	$	$	$
Interest paid	2,699	4,788	820	1,947
Non-cash investing and financing activities
Acquisition of assets through capital leases	-	-	-	32,432
Capital lease obligation	-	-	-	(32,432)
Increase in common stock due to reduction in other capital pursuant to stock warrants, rights and options issued	29,765	36,005	-	-

10.	Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	June 30, 2006		June 30, 2005
	3 Months	6 Months	3 Months	6 Months
	$	$	$	$
Direct costs paid to	37,117	71,257	166,072	360,739
Selling costs paid to	-	-	-	17,296
Administrative costs paid to	85,750	196,000	47,208	79,158

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2006, the Company has $23,700 accounts payable to related parties (December 31, 2005 - $21,337).

11.	Comparative Figures

The assets and liabilities as well as the operations and cash flows of the discontinued operations (see Note 4) were segregated in the accompanying interim financial statements and were reported as distinct line items. Correspondingly, comparative figures for the prior period have been reclassified to conform to this presentation.

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

12.	Segmented Information

June 30,2006	Consolidated		Intersegment eliminations		Dynasty Gaming Inc		Mahjong
	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months
	$	$	$	$	$	$	$	$
Revenues	30,759	46,298	-	-	-	-	30,759	46,298
Direct cost	302,999	681,312	-	-	-	-	302,999	681,312
Marketing and promotion	281,410	506,762	-	-	164,200	336,781	117,210	169,981
Administration	542,060	1,044,469	-	-	507,812	910,084	34,248	134,385
Amortization	217,817	430,665	123,486	246,972	2,727	5,008	91,604	178,685
Impairment	-	-	-	(565,331)	-	565,331	-	-
Interest (income) expense	(37,983)	(78,144)	-	-	(38,802)	(79,694)	819	1,550
Other (income) expense	(6,168)	(436)	-	-	(8,492)	(2,860)	2,324	2,424

Net loss from continuing operations	(1,269,376)	(2,538,330)	(123,486)	318,359	(627,445)	(1,734,650)	(518,445)	(1,122,039)
Net earnings (loss) from discontinued operations	63,660	(42,247)
Net Loss	(1,205,716)	(2,580,577)

Segment assets
Segment assets excluding under-noted		4,351,245		(3,403,562)		6,963,760		791,047
Investment		-		(1,350,000)		1,350,000		-
Deferred development costs		2,049,467		1,234,854		-		814,613
Assets held for sale		2,210,816		-		-		-
		8,611,528		(3,518,708)		8,313,760		1,605,660

The Company's revenues are generated from the following geographical areas:

	June 30, 2006		June 30, 2005
	3 Months	6 Months	3 Months	Months
Canada	-	-	95,700	95,700
United Kingdom	-	-	66,000	66,000
Other countries	30,759	46,298	-	-
Total sales revenues	30,759	46,298	161,700	161,700

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

12.	Segmented Information - cont’d

	Consolidated		Intersegment eliminations		Dynasty Gaming Inc		Mahjong
June 30,2005	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months
	$	$	$	$	$	$	$	$
Revenue
External	161,700	161,700			161,700	161,700	-	-
Intersegment	-	-	(81,900)	(164,500)	81,900	164,500	-	-
Revenues	161,700	161,700	(81,900)	(164,500)	243,600	326,200	-	-

Administration	190,827	293,623	(134,400)	(164,500)	325,227	458,123	-	-
Amortization	2,358	4,715	-	-	2,358	4,715	-	-
Interest (income) expense	(796)	122	-	-	(796)	122	-	-
Other expense	3,047	1,797	-	-	3,047	1,797	-	-
Net loss from continuing operations	(33,736)	(138,557)	52,500	-	(86,236)	(138,557)	-	-
Net loss from discontinued operations	(68,893)	(30,042)
Net Loss	(102,629)	(168,599)

Segment assets - December 31, 2005
Segment assets excluding under-noted		6,174,070		(3,480,476)		9,148,038		506,508
Investment		-		(1,350,000)		1,350,000		-
Deferred development costs		2,736,451		1,481,826		-		1,254,625
Assets held for sale		2,376,013		2,376,013		-		-
		11,286,534		(972,637)		10,498,038		1,761,133

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

13.	Canadian and United States Accounting Policies Differences:

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Accumulated other comprehensive income (loss):

The application of U.S. GAAP requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

	Year ended June 30
	2006		2005
	3 Months	6 Months	3 Months	6 Months
Net loss in accordance with U.S. GAAP	$(1,205,716)	$(2,580,577)	$(102,629)	$(168,599)
Foreign currency translation adjustment	$(58,343)	$(53,740)	$6,281	$9,422
Accumulated other comprehensive loss	$(1,264,059)	$(2,634,317)	$(96,348)	$(159,177)

Estimated Value of Warrants:

In 2005 the Company allocated the proceeds of the December 28, 2005 private placement between capital stock and warrants (including broker rights) based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. The impact of this allocation on June 30, 2006 and December 31, 2005 on shareholders’ equity is as follows:

	Canadian GAAP		U.S. GAAP
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Capital stock	$12,594,628	$12,405,434	$12,331,378	$12,139,934

Other capital	$654,111	$475,530	$917,361	$741,030

Total shareholders’ equity	$6,508,045	$8,774,587	$6,508,045	$8,774,587

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

13.	Canadian and United States Accounting Policies Differences: - cont’d

Business Acquisition (unaudited):

SFAS No. 141, “Business Combinations”, requires certain unaudited proforma financial information to be presented related to business acquisitions.  The following unaudited pro forma financial information presents the combined results of operations as if the acquisitions in the year 2005 had occurred as of the beginning of each of the periods reported below. The unaudited pro forma interim financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported had the acquisitions been completed as of the beginning of the periods presented, and should not be taken as representative of our future consolidated results of operations or financial condition. Unaudited pro forma results were as follows for the interim six month period ended June 30, 2005:

	3 Months	6 Months
	(unaudited)	(unaudited)
	$	$
Revenues	161,700	161,700
Loss from operations	(201,631)	(370,277)
Net loss from continuing operations	(178,395)	(347,985)
Net loss from discontinued operations	(68,893)	(30,042)
Net loss	(247,288)	(378,027)
Loss per share - basic and diluted:
From continuing operations	(0.004)	(0.009)
From discontinued operations	(0.002)	(0.001)
	(0.006)	(0.010)

New Accounting Pronouncements:

As disclosed in the Company’s December 31, 2005 consolidated financial statements, there have been no new accounting pronouncements that are expected to have a significant impact to the Company’s U.S. GAAP financial results.

AUDITORS' REPORT

The Shareholders of:
Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit, shareholders' deficit and cash flaws for the three-year period ended December 31, 2005. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting   principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec	/s/ Horwath Appel
March 7, 2006	Horwath Appel
Chartered Accountants

Continents by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2005 and shareholders' equity as at December 31, 2005, 2004 and 2003 to the extent summarized in note 26 to the financial statements.

Montreal, Quebec	/s/ Horwath Appel
March 7, 2006	Horwath Appel
Chartered Accountants

DYNASTY GAMING INC, DECEMBER 31, 2005 AND 2004 CONTENTS
Page

AUDITORS' REPORT	F-15

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-17

Consolidated Statements of Operations and Deficit	F-18

Consolidated Statements of Shareholders' Equity	F-19

Consolidated Statements of Cash Flows	F-20

Notes to Consolidated Financial Statements	F-21

DYNASTY GAMING INC. (formerly Events International Holding Corporation) CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2005 AND 2004 ( IN CANADIAN DOLLARS)
	2005	2004
	$	$
ASSETS Current assets Cash	5,755,213	303,187
Restricted term deposit (Note 11)	116,300	120,200
Accounts receivable	129,482	389
Prepaid expenses and deposits	46,021	960
Loans receivable	-	30,200
Assets held for sale (Notes 3 and 4)	2,255,006	2,081,833
	8,302,022	2,536,769
Deferred development costs	2,736,451	-
Property and equipment (Note 7)	104,052	-
Assets under capital leases (Note 8)	23,002	-
Goodwill (Note 9)	-	328,348
Assets held for sale (Notes 3 and 4)	121,007	158,258
	11,286,534	3,023,375
LIABILITIES AND SHAREHOLDERS' EQUITY Current Liabilities Accounts payable and accrued liabilities	750,088	466,586
Deferred revenue	48,908	-
Current portion of obligations under capital leases (Note 12)	5,003	-
Liabilities related to assets held for sale (Notes 3 and 4)	1,644,387	1,740,483
	2,448,386	2,207,069
Liabilities related to assets held for sale (Notes 3 and 4)	63,561	94,319
	2,511,947	2,301,388
Shareholders' equity Capital stock (Notes 4, 5 and 14)	12,405,434	3,589,810
Contributed surplus (Note 4)	120,653	120,653
Other capital (Note 16)	475,530	-
Cumulative translation adjustment (Note 17)	(189,919)	(135,924)
Deficit	(4,037,111)	(2,852,552)
	8,774,587	721,987
	11,286,534	3,023,375

Commitment, subsequent event and Canadian and United States accounting policies differences
(Notes 21, 23 and 26)

On behalf of the board:

"Albert Barbusci" , Director
"David Wolk"  , Director

See accompanying Notes to Consolidated Financial statements

DYNASTY GAMING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)

	2005	2004	2003
	$	$	$
Revenues	161,700	26,053	-
Operating expenses
Direct costs	53,593	-	-
Marketing and promotion	231,567	16,988	22,482
Administrative	911,006	415,805	79,136
Amortization - property, and equipment and assets under capital leases	16,109	-	-
Impairment (Note 6)	-	67,958	285,454
Impairment - goodwill (Note 9)	328,348	-	-
	1,540,623	500,751	387,072
Loss from operations	(1,378,923)	(474,698)	(387,072)
Other Other income (Note 18)	7,749	40,260	46,198
Net loss from continued operations	(1,371,174)	(434,438)	(340,874)
Income (loss) from discontinued operations (Notes 3 and 4)	186,615	(2,784,136)	(463,890)
Gain on sales of discontinued operations (Note 4)	-	1,013,670	101,296
Net income (loss) from discontinuing operations	186,615	(1,770,466)	(362,594)

Net Loss	(1,184,559)	(2,204,904)	(703,468)
Deficit, beginning of year	(2,852,552)	(647,648)	55,820
Deficit, end of year	(4,037,111)	(2,852,552)	(647,648)

Net loss per share Basic and diluted From continuing operations	(0.030)	(0.011)	(0.009)
From discontinued operations	0.004	(0.046)	(0.009)
	(0.026)	(0.057)	(0.018)

Weighted average number of common shares Basic	46,165,603	38,534,906	39,350,836
Diluted	46,165,603	38,534,906	39,350,836

See accompanying Notes to Consolidated Financial statements

DYNASTY GAMING INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
( IN CANADIAN DOLLARS)

					Foreign
					Currency
	Capital	Capital	Contributed	Other	Translation		Total
	Stock	Stock	Surplus	Capital	Adjustment		Shareholders'
	(note 14)	(note 14)	(Note 4)	(Note16)	(Note17)	Deficit	Equity
	#	$	$	$	$	$	$

Balance - December 31, 2002	38,600,836	3,831,116			629	55,820	3,887,565
Shares issued	750,000	750,000					750,000
Cancelled	(750,000)	(750,000)					(750,000)
Foreign currency translation					(71,395)		(71,395)
Net loss for the year						(703,468)	(703,468)
Balance - December 31, 2003	38,600,836	3,831,116			(70,766)	(647,648)	3,112,702
Repurchase of shares (Note 4)	(2,413,054)	(241,306)	120,653				(120,653)
Foreign currency translation					(65,158)		(65,158)
Net loss for the year						(2,204,904)	(2,204,904)
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987
Shares & warrants issued - Private Placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - Business Acquisition	9,000,000	1,350,000					1,350,000
Shares issued - Brokers' & Agent Warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - Stock Option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs (Note 15)				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587

  See accompanying Notes to Consolidated Financial statements

DYNASTY GAMING INC. (formerly Events International Holding Corporation) CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 ( IN CANADIAN DOLLARS)

	2005	2004	2003
	$	$	$

Cash flows from operating activities Net loss	(1,184,559)	(2,204,904)	(703,468)

Adjustments to reconcile net loss to net cash used in operating activities
Amortization property and equipment and assets under capital leases	53,360	122,472	142,563
Amortization intangible assets	-	1,266,717	95,703
Amortization deferred lease benefits	-	(3,426)	(4,569)
Impairment (Note 6)	-	67,958	285,454
Impairment - goodwill (Note 9)	328,348	1,782,881	13,141
Gain on sale of discontinued operations	-	(1,013,670)	-
Gain on settlement of debt (Note 10)	-	(1,049,580)	-
Loss on sale of property and equipment	-	4,651	-
Stock based compensation (Note 15)	30,257	-	-
Future tax	148,050	88,989	33,050
Discontinued operations	(139,358)	2,441,131	207,614
Decrease (increase) in receivables	181,226	(2,283,613)	997,303
Decrease (increase) in work in progress	39,698	(673,175)	2,192,232
(Increase) decrease prepaid expenses	(267,505)	258,671	(248,836)
(Decrease) increase payables and accrued liabilities	(809,365)	1,187,747	(2,916,623)
(Decrease) increase in deferred revenue	(54,146)	201,931	(245,813)
Net change in operating activities of continuing operations	(1,673,994)	194,780	(152,249)
Cash flows from investing activities Acquisition of property and equipment	(29,631)	-	-
Increase in development costs - gaming software	(578,624)	-	-
Decrease (increase) in loan receivable - shareholder	-	346,588	-
Decrease (increase) in loan receivable	30,200	(30,200)	-
Cash acquired on acquisition	6,863	-	-
Cash consideration on business acquisition	-	-	(125,000)
Cash consideration on sale of business	-	100	125,000
Net change in investing activities of continuing operations	(571,192)	316,488	-
Cash flows from financing activities Decrease in restricted term deposit	3,900	629,800	-
Decrease in loan from shareholder	(60,000)	-	-
Repayment of obligations under capital lease	(27,429)	-	-
Cash transferred on sale of business	-	(151,525)	-
Issuance of common shares - private placements	6,450,000	-	-
Issuance of common shares - warrants	2,000,000	-	-
Issuance of common shares - rights and options	99,950	-	-
Share issuance costs - private placements	(639,053)	-	-
Net change in financing activities of continuing operations	7,827,368	478,275	-
Cash flows from discontinued operations (Notes 3 and 4) Operating cash flows	139,358	(2,441,131)	(207,614)
Investing cash flows	104,636	(17,565)	(1,189,261)
Financing cash flows	(74,378)	66,622	1,802,805
Effect of exchange rates changes on cash and cash equivalents	(17,577)	246	(4,515)
	152,039	(2,391,828)	401,415
Increase (decrease) in cash and cash equivalents	5,734,221	(1,402,285)	249,166
Cash and cash equivalents, beginning of year	319,045	1,721,330	1,472,164
Cash and cash equivalents, end of year	6,053,266	319,045	1,721,330
Includes cash and cash equivalents related to: Continuing operations	5,755,213	303,187	16,035
Discontinued operations	298,053	15,858	1,705,295
	6,053,266	319,045	1,721,330

 See accompanying Notes to Consolidated Financial statements

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

The work-in-process included in assets held for sale (Note 3) is stated at the lower of cost and net realizable value. The cost of work-in-process is determined by the actual amount of unbilled costs.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

2.	Significant Accounting Policies - cont'd

(e)	Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost, and upon availability for general release, will be amortized. The annual amortization is the greater of (a) the straight-line amortization over the estimated useful life not to exceed three years or (b) the amount based on the ratio of current revenues to anticipated future revenues. The Company will perform periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

(f)	Property and equipment and assets under capital leases

Property and equipment and assets under capital leases are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives as follows:

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

(m)	Impairment of long-lived assets

The Company recognizes the impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

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

(o)	Disposal of long-lived assets and discontinued operations

An asset classified as held for sale is measured at the lower of carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The impact of the adoption of this standard is reflected on the consolidated financial statements (see Notes 3 and 4).

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

3.	Assets Held for Sale and Discontinued Operations

Effective September 30, 2006 the Company discontinued its management consulting on e-commerce and the creation of advertising strategies and programs operations and entered into an agreement to sell the shares held by the Company in its wholly-owned Montreal based subsidiaries Medevents Inc. (“MED”) and Cadence Healthcare Communications Inc. (“CHC”) and its wholly-owned US subsidiary CPC Econometrics (“CPC”).

The agreement which is expected to close in October 2006 sets the purchase price at $300,000.

The results of operations, cash flows and financial position of MED, CHC and CPC have been segregated in the accompanying consolidated financial statements.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

3.	Assets Held for Sale and Discontinued Operations - cont’d

The results of discontinued operations presented in the accompanying consolidated statements of income were as follows:

	2005 $	2004 $	2003 $
Revenues	7,794,457	6,212,739	3,911,014
Operating expenses
Direct costs	5,241,175	4,315,070	2,913,250
Selling	320,267	133,169	328,480
Administrative	1,786,179	1,502,643	478,074
Amortization - property and equipment and assets under capital leases	37,251	49,793	33,802
Amortization - intangible assets	-	1,266,717	95,703
Impairment of assets	-	234,965	-
	7,384,872	7,502,357	3,849,309
Income (loss) from operations	409,585	(1,289,618)	61,705
Other
Other income (expenses)	21,757	(14,406)	68,491
Gain on settlement of debt	-	1,065,803	-
Loss on sale of property and equipment	-	(4,651)	-
	21,757	1,046,746	68,491
Income (loss) from discontinued operation before income taxes	431,342	(242,872)	130,196
Income taxes
Current	129,791	122,021	71,834
Future	114,936	88,989	-
Net income (loss) from discontinued operation	186,615	(453,882)	58,362

The assets held for sale and the related liabilities were as follows as:

	2005 $	2004 $
ASSETS
Cash	298,053	15,858
Accounts receivable	1,629,089	1,863,241
Work-in-process	30,866	70,564
Prepaid expenses and deposits	296,998	28,362
Loan receivable	-	103,808
	2,255,006	2,081,833
Property and equipment	79,228	106,034
Assets under capital leases	41,779	52,224
	121,007	158,258
	2,376,013	2,240,091

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

3.	Assets Held for Sale and Discontinued Operations - cont’d

	2005 $	2004 $
LIABILITIES
Bank indebtedness	85,337	122,329
Accounts payable and accrued liabilities	844,317	923,000
Income taxes payable	13,491	26,148
Deferred income	189,721	299,255
Current portion of obligation under capital lease	13,959	12,439
Current portion of long term debt	249,400	257,200
Future tax liabilities	248,162	100,112
	1,644,387	1,740,483
Obligation under capital lease	27,161	41,119
Long term debt	36,400	53,200
	1,707,948	1,834,802

Supplementary cash flow information for discontinued operations:

	2005 $	2004 $	2003 $
Income taxes paid	121,160	129,230	21015
Interest paid	13,829	19,025	1,923
Non-cash investing and financing activities
Acquisition of assets through capital lease	-	-	68,716
Capital lease obligation	-	-	(68,716)
Cancellation of debt	-	278,200	-
Write-down of intangible asset on cancellation of debt	-	(278,200)	-

4.	Discontinued Operations

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

The results of discontinued operations (up to September 30, 2004 for fiscal year 2004) presented in the accompanying consolidated statements of income were as follows:

Discontinued operations EIMP	2004 (273-day period)	2003 (365-day period)
Revenues	$3,203,298	$17,295,552
Operating expenses
Direct costs	2,992,316	15,266,092
Selling	143,755	249,714
Administrative	666,861	2,314,406
Amortization - property and equipment and assets under capital leases	72,679	108,761
Impairment of goodwill	1,547,916	13,141
Other expenses (income)	110,025	(96,305)
Gain on settlement of debt	-	(139,301)
	5,533,552	17,716,508
Loss from discontinued operation - EIMP	$(2,330,254)	$(420,956)

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

The revenues and expenses of Caleche from the time of acquisition to December 31, 2003 were as follows:

Discontinued operations Caleche	2003
Revenues	$983,239
Operating expenses
Direct costs	668,081
Selling	88,185
Administrative	295,672
Amortization - capital assets and assets under capital leases	15,700
Other expenses	16,897
1,084,535
Loss from discontinued operation - Caleche	$(101,296)

Discontinued operations EIMP and Caleche
	2004	2003
Net loss from discontinued operations	$(2,330,254)	$(522,252)

Supplementary cash flow information for discontinued operations:

Discontinued operations EIMP	2004 (273-day period)	2003 (365-day period)
Interest paid	$34,276	$37,738

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

5.	Business Acquisition

On September 21, 2005 the Company acquired 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. The effective date of the acquisition was June 10, 2005. As consideration for this acquisition, the Company issued 9,000,000 common shares.

Details of the net assets acquired, at estimated fair value, are as follows:

	Mahjong Development Inc.	Mahjong Systems Limited
		$$
Current assets	41,358	42,280
Long term assets	46,249	41,857
Development costs - gaming software	2,150,821	-
	2,238,428	84,137
Current liabilities	903,458	69,107
Fair value of net assets acquired	1,334,970	15,030
Total consideration - issuance of capital stock	$ 1,350,000

On December 31, 2005, 8,100,000 of the shares issued in consideration were held in escrow and may only be released for trading based on a pre-determined schedule and conditions. The schedule calls for the release of 1,350,000 shares at six months intervals over a period of 36 months after the date of acquisition.

6.	Impairment

	2005	2004	2003
	$	$	$
Loan to shareholder bearing interest at prime plus 1%, on demand	-	67,958	285,454

The loan was secured by 2,072,727 shares of Dynasty Gaming Inc. (DNY), which were held in trust. The shareholder had the option of repaying the loan in cash or by surrendering to the Company the shares pledged as security. On December 31, 2003 the closing market price for the shares was $0.25 per share and the Company recorded an impairment cost of $285,454 reducing the net carrying value of this loan receivable to $414,546. On December 23, 2004 the loan was repaid for an amount of $389,000 ($346,588 plus $42,412 in interest) and the Company recorded an impairment cost of $67,958 for the year.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

7.	Property and equipment

			2005
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Computer hardware and software	136,518	34,990	101,528
Furniture and fixtures	3,500	976	2,524
	140,018	35,966	104,052

8.	Assets Under Capital Leases

			2005
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Computer hardware and software	29,432	8,830	20,602
Furniture and fixtures	3,000	600	2,400
	32,432	9,430	23,002

9.	Goodwill

During the third quarter of 2005 the Company performed the goodwill impairment test and determined an impairment of the goodwill associated with the self-sustaining foreign subsidiary CPC Econometrics Inc. which is held for sale (Note 3). CPC had not signed new contracts and consequently the revenue stream could be substantially reduced, whereupon an impairment loss of $328,348 was recorded.

A subsidiary, which is held for sale by the Company, recorded an impairment loss of $1,782,881 in 2004 and $13,141 in 2003.
10.	Gain on settlement of debt

A subsidiary, which is held for sale by the Company, has settled its debt due to a creditor in the amount of $1,365,803 for $300,000. The amount was discharged on December 23, 2004 and the resulting gain on settlement of $1,065,803 has been included in the statement of operations.

11.	Bank Indebtedness

A subsidiary, which is held for sale by the Company, has a $100,000 line of credit facility with interest payable at prime rate plus 0.75% renewable annually. The facility is secured by a term deposit of $100,000 US ($116,300 Cdn).

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

12.	Obligation Under Capital Lease
	2005	2004
	$	$
Payable in capital and interest instalments, ending November 2006	5,003	-
Less: current portion	5,003	-
-		-

The future minimum lease payments with respect to capital leases are as follows:
Principal and interest	$5,296
Less: amount representing interest (average of 12%)	293
Present value of obligations under capital leases	$$5,003

13.	Income Taxes

	2005	2004	2003
	$	$	$
Loss from continuing operations
Canadian	(1,178,195)	(434,438)	(340,874)
Foreign	(192,979)	-	-
	(1,371,174)	(434,438)	(340,874)
Combined federal and provincial statutory rates	31.00%	31.02%	33.05%
Computed income tax recovery at statutory rates	(425,064)	(134,763)	(112,659)
Increase (decrease) resulting from:
Impairments	101,787	10,540	47,171
Non-deductible expenses	5,541	1,298	499
Non-recognition of future income tax assets	-	10,540	47,171
Non-recognition of tax benefits related to non-capital losses	257,913	112,385	17,818
Other	59,823	-	-
Income tax expense	-	-	-

As at December 31, 2005, the Company has taxable capital losses carry-forward of approximately $1,017,000 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $1,941,400, which are available to be applied against future taxable income. The non-capital losses expire as follows:

Year of Expiry	Amount
2015	981,000
2014	360,000
2010	54,000
2009	194,000
2008	64,000
2007	1,400
2006	287,000

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

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

14.	Capital Stock - cont’d

Issued common shares:

	December 31, 2005		December 31, 2004
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	36,187,782	3,589,810	38,600,836	3,831,116
Cancelled	-	-	(2,413,054)	(241,306)
Issuance- private placements	23,000,000	5,344,447	-	-
Issuance- business acquisition	9,000,000	1,350,000	-	-
Issuance- warrants, rights and options exercised	8,666,333	2,121,177	-	-
Common shares, end of period	76,854,115	12,405,434	36,187,782	3,589,810

15.	Stock - Based Compensation Plan

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

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

15.	Stock -Based Compensation Plan -cont’d

The summarized information on options as at December 31, 2005 is as follows:
Options Outstanding			Options Exercisable
Number of options	Weighted average remaining life (years)	Exercise price	Number of options	Exercise price
#	#	$	#	$
100,000	1.23	0.75	100,000	0.75
25,000	1.59	1.00	25,000	1.00
15,000	2.47	0.38	15,000	0.38
418,083	4.16	0.15	271,750	0.15
666,666	4.72	0.44	111,111	0.44
1,150,000	4.79	0.50	-	0.50
10,000	4.81	0.45	1,667	0.45
21,000	4.81	0.44	3,500	0.44
200,000	4.81	0.50	33,333	0.50
2,605,749			561,361

The number of options has varied as follows for the years ended December 31:

		2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	200,000	0.73	200,000	0.73
Forfeited	107,750	0.47	-	-
Granted	2,637,166	0.41	-	-
Exercised	123,667	0.15	-	-
Outstanding at end of year	2,605,749	0.44	200,000	0.73
Options exercisable at end of year	561,361	0.38	200,000	0.73

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

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

15.	Stock -Based Compensation Plan (cont’d)

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

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

16.	Other Capital

Other capital consists of the following:
	2005	2004
	$	$
Warrants and brokers’ rights costs	450,220	-
Stock-based compensation costs	25,310	-
	475,530	-

17.	Cumulative Translation Adjustment

Cumulative translation adjustment, which arises from the translation to Canadian dollars of assets and liabilities of the Company’s self-sustaining foreign operations which is held for sale (Note 3), resulted in a net change of $53,995 for the year ended December 31, 2005; a net change of $65,158 for the year ended December 31, 2004 and a net change of $71,395 for the year ended December 31, 2003. The net change resulted primarily from the strengthening of the Canadian dollar against the U.S. dollar.

18.	Other Income

	2005	2004	2003
	$	$	$
Interest paid on liens	(2,349)	-	-
Other interest income	831	15,281	46,198
Foreign exchange gain	9,267	24,979	-
	7,749	40,260	46,198

19.	Supplementary Cash Flow Information

	2005	2004	2003
	$	$	$
Interest paid	7,522	1,313	2,236
Non-cash investing and financing activities
Acquisition of assets through capital leases	32,432	-	-
Capital lease obligation	(32,432)	-	-
Cost of warrants and brokers’ rights	466,500	-	-
Other capital	(466,500)	-	-
Issuance of stock for acquisition of subsidiary	1,343,137	-	-
Stock received as part of proceeds of sale of discontinued operations	-	241,306	-
Cancellation of stock received	-	(241,306)	-

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

19.	Supplementary Cash Flow Information - cont’d

	2005	2004	2003
	$	$	$
Cancellation of debt	-	278,200	-
Write-down of intangible asset on cancellation of debt	-	(278,200)	-
Increase in development costs due to amortization	7,006	-	-
Increase in common stock due to reduction in other capital pursuant to stock rights and options exercised	21,227	-	-
Balance of purchase on acquisition	-	-	(125,000)
Cancellation of balance of purchase on sale of discontinued operations	-	-	125,000
Issuance of stock for acquisition of subsidiary	-	-	750,000
Cancellation of stock previously issued for acquisition of subsidiary	-	-	(750,000)

20.	Financial Instruments

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

b) Fair value disclosure

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

21.	Commitment

Stock options

The Company has a commitment to grant a total of 1,333,333 stock options, at an exercise price of $0.44 per option, to directors: 50% in 2006 and 50% in 2007.

22.	Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2005	2004	2003
	$	$	$
Revenues earned	-	28,016	55,395
Direct costs paid	517,389	847,597	564,728
Marketing and promotion costs paid	-	35,570	23,285
Administrative costs paid	257,850	145,300	30,183

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company has $21,337 accounts payable to related parties as at December 31, 2005; nil in 2004.

23.	Subsequent Event

On March 6, 2006, the Company granted 950,000 stock options to directors and officers at an exercise price of $0.50 per option.

24.	Comparative Figures

Certain comparative figures for the prior years have been reclassified to conform with the presentation adopted in the current year.

25.	Segmented Information

Dynasty Gaming Inc.’s reportable segments for continuing operations for the fiscal year 2005 are the newly purchased “Mahjong” entities: Mahjong Systems Limited, based in Turks and Caicos Islands, and Mahjong Development Inc., based in Canada. Mahjong Systems Limited and Mahjong Development Inc. (“Mahjong”) will generate revenue from software licensing fees and a share of winnings from each game played. The other subsidiaries, Cadence Healthcare Communications Inc., CPC Econometrics Inc.and MedEvents Inc., are being held for sale.

Dynasty Gaming Inc. generates revenues primarily by providing management services to Mahjong. The services are charged at cost plus mark-up based on proportionate usage.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

25.	Segmented Information - cont’d

2005	Consolidated	Intersegment eliminations	Dynasty Gaming Inc	Mahjong
	$	$	$	$
Revenue
External	161,700	-	161,700	-
Intersegment	-	(403,698)	403,698	-
Total revenues	161,700	(403,698)	565,398	-
Direct cost	53,593	-	-	53,593
Selling and administration	1,142,573	(403,698)	1,100,756	445,515
Amortization	16,109	-	9,550	6,559
Impairment	328,348	(335,652)	664,000	-
Loss from operations	(1,378,923)	335,652	(1,208,908)	(505,667)
Other
Interest (expense) income	(1,518)	-	3,065	(4,583)
Foreign exchange gain	9,267	-	6,552	2,715
Net loss from continuing operations	(1,371,174)	335,652	(1,199,291)	(507,535)
Segment assets
Segment assets excluding under-noted	6,174,070	(3,480,476)	9,148,038	506,508
Investment	-	(1,350,000)	1,350,000	-
Deferred development costs	2,736,451	1,481,826	-	1,254,625
Assets held for sale	2,376,013	2,376,013
	11,286,534	(972,637)	10,498,038	1,761,133

26.	Canadian and United States Accounting Policies Differences:

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

26.	Canadian and United States Accounting Policies Differences: - cont’d

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

	Year ended December 31
	2005	2004	2003
Loss from continuing operations,
in accordance with Canadian GAAP……………	$(1,371,174)	$(434,438)	$(340,874)
Stock based compensation costs	-	(15,083)	(14,650)

Loss from continuing operations,
in accordance with U.S. GAAP	$(1,371,174)	$(449,521)	$(355,524)

Net loss, in accordance with Canadian GAAP…	$(1,184,559)	$(2,204,904)	$(703,468)
Stock based compensation costs	-	(15,083)	(14,650)

Net loss, in accordance with U.S. GAAP	$(1,184,559)	$(2,219,987)	$(718,118)

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

	Year ended December 31
	2005	2004	2003
Net loss in accordance with U.S. GAAP	$(1,184,559)	$(2,219,987)	$(718,118)
Foreign currency translation adjustment	(53,995)	(65,158)	(71,395)

Accumulated other comprehensive loss	$(1,238,554)	$(2,285,145)	$(789,513)

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

26.	Canadian and United States Accounting Policies Differences: - cont’d

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

Business Acquisition (unaudited):

SFAS No. 141, “Business Combinations”, requires certain unaudited proforma financial information to be presented related to business acquisitions.  The following unaudited pro forma financial information presents the combined results of operations as if the acquisitions described in note 5 above had occurred as of the beginning of each of the periods reported below. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported had the acquisitions been completed as of the beginning of the periods presented, and should not be taken as representative of our future consolidated results of operations or financial condition. Unaudited pro forma results were as follows for the years ended December 31, 2005 and 2004:

	2005	2004
	(unaudited)	(unaudited)
	$	$
Revenues	161,700	26,053
Loss from operations	(1,612,562)	(506,368)
Net loss from continuing operations	(1,580,602)	(466,108)
Net income (loss) from discontinued operations	186,615	(1,770,466)
Net loss	(1,393,987)	(2,236,574)
Loss per share - basic and diluted:
From continuing operations	(0.034)	(0.012)
From discontinued operations	0.004	(0.046)
	(0.030)	(0.058)

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

26.	Canadian and United States Accounting Policies Differences: - cont’d

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

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets an amendment of APB Opinion No. 29”. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to have a significant impact on the Company’s U.S. GAAP financial results.

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

26.	Canadian and United States Accounting Policies Differences: - cont’d

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

9143-3250 QUEBEC INC.

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2004

9143-3250 QUEBEC INC.

DECEMBER 31, 2004

CONTENTS

Page

AUDITORS’ REPORT	F-46

FINANCIAL STATEMENTS

Balance Sheet	F-47

Statement of Operations and Deficit	F-48

Statement of Shareholder’s Equity	F-49

Statement of Cash Flow	F-50

Notes to Financial Statements	F-51 - F-53

AUDITORS' REPORT

The Shareholder of:
9143-3250 Quebec Inc.

We have audited the balance sheet as at December 31, 2004 of 9143-3250 Quebec Inc. and the statements of operations and deficit and shareholder’s equity from inception to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We belive that our audit provides a reasonable base for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows from the inception to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec	/s/ Horwath Appel
March 11, 2005	Horwath Appel
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—
U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have not affected results of operations and shareholder’s equity from the inception to December 31, 2004 as described in note 7 to the financial statements.

Montreal, Quebec	/s/ Horwath Appel
September 14, 2006	Horwath Appel
Chartered Accountants

9143-3250 QUEBEC INC. BALANCE SHEET AS AT DECEMBER 31, 2004 (in Canadian Dollars)	2004
ASSETS
Current assets Cash	$1,142
Advance receivable - company under common control	33,553
Deposits	400
35,095
Deferred development costs	271,085
Property, plant and equipment (Note 3)	61,907
$368,087
LIABILITIES AND SHAREHOLDER'S EQUITY Current liabilities Accounts payable and accrued liabilities	$35,166
Deductions at source payable	37,494
Advance payable - shareholder	155,163
Advance payable - members of immediate family of shareholder	32,562
Loan payable - other (Note 4)	30,200
290,585
Shareholder's equity Capital stock (Note 5)	109,172
Deficit	(31,670)
77,502
$368,087

On behalf of the Board:

Signed /s/  "Ian Sherrington"      Director

See accompanying Notes to Financial Statements

9143-3250 QUEBEC INC. STATEMENT OF OPERATIONS AND DEFICIT FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2004 (in Canadian Dollars)	2004
Revenue	$ -
Operating expenses Administrative	581
Financial	914
Automobile	219
Professional fees	17,442
Rent	1,917
Repairs and maintenance	270
Light, heat, and power	301
Telephone	1,006
Travel	8,363
Office and general	617
Shipping	40

Net loss and deficit, end of period	$(31,670)

See accompanying Notes to Financial Statements

9143-3250 QUEBEC INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2004
(in Canadian Dollars)

	Capital Stock (Note 5) #	Capital Stock (Note 5) $	Deficit $	Shareholder’s Equity $

Balance - at inception Shares issued	- 80,100	- 109,172	- (31,670)	- 77,502
Balance - December 31, 2004	80,100	109,172	(31,670)	77,502

See accompanying Notes to Financial Statements

9143-3250 QUEBEC INC. STATEMENT OF CASH FLOW FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2004 (in Canadian Dollars)	2004
Cash flows used for operating activities Net loss	$(31,670)
Net change in non-cash assets and liabilities related to operations	(198,825)
(230,495)
Cash flows from investing activities Acquisition of property, plant and equipment	(61,907)
Cash flows from financing activities
Increase in advance receivable - company under common control
Increase in advance payable - shareholder
Increase in advance payable - members of immediate family
of shareholder
Increase in loan payable - other
Issuance of shares
(33,553) 155,163 32,562 30,200 109,172
293,544
Increase in cash Cash, beginning of period	1,142 -
Cash, end of period	$1,142
Change in assets and liabilities: Increase in deposits Increase in deferred development costs Increase in accounts payable and accrued liabilities Increase in deductions at source payable	$(400) (271,085) 35,166 37,494
$(198,825)

See accompanying Notes to Financial Statements

9143-3250 QUEBEC INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004
(tabular amounts are in Canadian dollars)

1.	Statutes of Incorporation and Nature of Activities

The Corporation was incorporated under Part I of the Quebec Companies Act on June 8, 2004.

The Corporation is an internet gaming product developer. As of December 31, the software product had not been commercialized.

Subsequent to December 31, 2004, the Corporation changed its name from 9143-3250 Quebec Inc. to Mahjong Development Inc.

2.	Significant Accounting Policies

(a)	Amortization

Amortization rates and method adopted by the Corporation are:

On the declining balance method:
1) furniture and fixtures                         20%
2) computer hardware                            30%

The Corporation is in the development stage and therefore no amortization has been taken for the period.

(b)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

(c)	Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost, and upon availability for general release, will be amortized. The annual amortization is the greater of (a) the straight-line amortization over the estimated useful life not to exceed three years or (b) the amount based on the ratio of current revenues to anticipated future revenues. The Corporation will perform periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

9143-3250 QUEBEC INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004
(tabular amounts are in Canadian dollars)

2.	Significant Accounting Policies - cont’d

(d)	Guarantees

In the normal course of business, the Corporation enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party (ii) failure of another party to perform under an obligating agreement. Currently, the Corporation has not provided to third parties any such guarantees, except as disclosed in note 4.

3.	Property, Plant and Equipment

Property, plant and equipment consist of:

	2004
		Accumulated	Net book
	Cost	Amortization	Value

Furniture and fixtures	$3,500	$-	$3,500
Computer equipment	58,407	-	58,407

	$61,907	$-	$61,907

4.	Loan Payable - Other

The loan payable is non-interest bearing and matures March 31, 2005. If the loan is not repaid at that date it will commence to bear interest at 8%, payable monthly. The loan is not to exceed $300,000 and is secured by a moveable hypothec on all patents, trademarks or any other intellectual property rights and the source code of the internet software beneficially owned and developed by the Corporation. The moveable hypothec also extends to the sister company Mahjong Systems Limited by virtue of their option to acquire the debtor's rights to "Mahjong Mania" internet gaming software and includes all proceeds from the exploitation thereof, including the source code, accounts, client data base, documents of title, intangibles and money.

9143-3250 QUEBEC INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004
(tabular amounts are in Canadian dollars)

5.	Capital Stock

Authorized:

Unlimited	number of 12% non-cumulative, non-participating, voting, redeemable at the option of the Company or the holder at amount paid thereon, Class "A" preferred shares.
Unlimited	number of 13% non-cumulative, non-participating, non-voting, redeemable at the option of the Company at amount paid thereon, Class "B" preferred shares.
Unlimited	number of voting, participating, common shares.

2004
Issued and fully paid:
80,100 common shares	$109,172

$109,172

6.	Financial Instruments

Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision. The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair values at the balance sheet date because of short-term maturity of these instruments.

The carrying value of the loan payable - other is not considered to approximate fair value because it bears no interest. However, due to the short period that the loan has been outstanding and the near maturity date, the carrying value would approximate the fair value.

7.	Canadian and United States Accounting Policies Differences

The financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). As of and from inception through December 31, 2004 there were no differences between Canadian GAAP and accounting principles accepted in the United States.

MAHJONG SYSTEMS LIMITED

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2004

MAHJONG SYSTEMS LIMITED

DECEMBER 31, 2004

CONTENTS

Page
AUDITORS’ REPORT	F-56

FINANCIAL STATEMENT
Balance Sheet	F-57
Statement of Shareholder’s Equity	F-58
Notes to Financial Statements	F-59- F-60

AUDITORS' REPORT

The Shareholder of:
Mahjong Systems Limited

We have audited the balance sheet as of December 31, 2004 of Mahjong Systems Limited and the statement of shareholder’s equity from inception to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We belive that our audit provides a reasonable base for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ Horwath Appel
Montreal, Quebec	Horwath Appel
March 11, 2005	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—
U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would not have affected results of operations form inception to December 31, 2004 and the shareholder’s equity from inception to December 31, 2004 as described in note 6 to the financial statements.

/s/ Horwath Appel
Montreal, Quebec	Horwath Appel
September 14, 2006	Chartered Accountants

MAHJONG SYSTEMS LIMITED
BALANCE SHEET
AS   AT DECEMBER 31, 2004
(in Canadian Dollars)

ASSETS	2004
Current asset
Prepaid expenses	$33,553

Property, plant and equipment (Note 3)	7,722

41,275
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Advance payable shareholder	$7,622
Advance payable company under common control	33,553

41,175

Shareholder's equity
Capital stock (Note 4)	100

$41,275

Contingent liability (Note 5)

On behalf of the Board:

"Ian Sherrington" ,   Director

See accompanying Notes to Financial Statements

MAHJONG SYSTEMS LIMITED
STATEMENT OF SHAREHOLDER’S EQUITY
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2004
(in Canadian Dollars)

				2004
	Capital Stock (Note 4) #	Capital Stock (Note 4) $	Retained Earnings $	Total Shareholder’s Equity $
Balance - at inception	-	-	-	-
Shares issued	100	100	-	100
Balance - December 31, 2004	100	100	-	100

See accompanying Notes to Financial Statements

MAHJONG SYSTEMS LIMITED
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004
(tabular amounts are in Canadian dollars)

1.	Statutes of Incorporation and Nature of Activities

The Corporation was incorporated on April 14, 2004 under the Turks and Caicos Islands Companies Ordinance 1981.

The Corporation is in the process of obtaining an internet gaming software license.

2.	Significant Accounting Policies

(a)	Amortization

The amortization rate adopted by the Corporation for the computer hardware is 30% using the declining balance method.

The Corporation is currently in the development stage and therefore no amortization has been taken for the period.

(b)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

(c)	Guarantees

In the normal course of business, the Corporation enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party (ii) failure of another party to perform under an obligating agreement. Currently, the Corporation has not provided to third parties any such guarantees, except as disclosed in note 5.

MAHJONG SYSTEMS LIMITED
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004
(tabular amounts are in Canadian dollars)

3.	Property, Plant and Equipment

Property, plant and equipment consist of:

	2004
	Cost	Accumulated Amortization	Net book Value
Computer hardware	$7,722	$-	$7,722
	$7,722	$-	$7,722

4.	Capital Stock

a)	Authorized:
     100 shares

2004
Issued and fully paid:
100 shares	100
$100

5.	Contingent Liability

The Corporation has an option to acquire a sister corporation’s rights to “Mahjong Mania” an internet gaming software. There is currently a moveable hypothec on the rights to “Mahjong Mania” which includes all proceeds from the exploitation thereof, including the source code, accounts, client data base, documents of titles, intangibles and money as security for a loan payable in the sister corporation’s financial statements, which security, would be extended to the Corporation in the event of exercising the option. The loan payable is non-interest bearing and matures March 31, 2005. If the loan is not repaid at that date it will commence to bear interest at 8% payable monthly. The loan is not to exceed $300,000, and the balance of that loan payable in the sister corporation’s financial statements as of December 31, 2004 is $30,200.

6.	Canadian and United States Accounting Policies Differences

The financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). As of and from inception through December 31, 2004 there were no differences between Canadian GAAP and accounting principles generally accepted in the United States.

DYNASTY GAMING INC.
(formerly EVENTS INTERNATIONAL HOLDING CORPORATION)
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

On September 21, 2005 the Company acquired 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc.  The effective date of the acquisition was June 10, 2005.  As consideration for this acquisition, the Company issued 9,000,000 common shares.

The accompanying unaudited pro forma condensed consolidated statement of operations gives effect to the acquisition as if it had been consummated on January 1, 2005. Both Mahjong Systems Limited and Mahjong Development Inc. have a December 31 year end date, same as Dynasty Gaming Inc.’s year end.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the historical financial statements of Mahjong Systems Limited and Mahjong Development Inc. (included herein) as well as those of the Company. The unaudited pro forma condensed consolidated statement of operations do not purport to be indicative of the operations that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma consolidated statement of operations.

	Dynasty Gaming Inc. Consolidated	Mahjong Systems Ltd.	Mahjong Developmen Inc.	Proforma
Revenues	$7,956,157	$-	$-	$7,956,157
Operating expenses Direct costs	5,294,768	28,016		5,322,784
Selling	551,834		25,661	577,495
Administrative	2,697,185	70,954	104,437	2,872,576
Amortization - property, plant and equipment and assets under capital leases	53,360	4,513	58	57,931
Amortization - intangible assets	-			-
Impairment - goodwill	328,348			328,348
	8,925,495	103,483	130,156	9,159,134
Loss from operations	(969,338)	(103,483)	(130,156)	(1,202,977)
Other Other (income) expense	(29,506)		8,294	(21,212)
Gain on settlement of debt	-	(7,622)	(24,883)	(32,505)
	(29,506)	(7,622)	(16,589)	(53,717)
Loss from operations before income taxes	(939,832)	(95,861)	(113,567)	(1,149,260)
Income taxes Current	129,791	-	-	129,791
Future	114,936	-	-	114,936
Net loss	(1,184,559)	(95,861)	(113,567)	(1,393,987)
(Deficit) retained earnings, beginning of year	(2,852,552)	-	(31,670)	(2,884,222)
Deficit , end of year	$(4,037,111)	$(95,861)	$(145,237)	$(4,278,209)
Net loss per share Basic and diluted	$(0.026)			$(0.030)
Weighted average number of common shares Basic	46,165,603			46,165,603
Diluted	46,165,603			46,165,603

Supplementary Information to the Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2005

General
Prior to the acquisition of Mahjong Systems Limited and Mahjong Development Inc., Dynasty Gaming Inc. consisted of the holding company by this name and three wholly-owned subsidiaries: CPC Econometrics, Cadence Healthcare Communications and MedEvents. For the purposes of the unaudited pro forma consolidated statement of operations presented above and the supplementary information provided below, “Dynasty Gaming Inc. Consolidated” refers to the 2005 operational results of these four entities (i.e. Dynasty Gaming, CPC Econometrics, Cadence Healthcare Communications and MedEvents). The following provides additional information on each of the line items of the unaudited pro forma consolidated statement of operations (all figures are in Canadian dollars):

Revenues
In 2005, Dynasty Gaming Inc. Consolidated generated total revenues of $7,956,157. Revenues include primarily the consulting and advertising services provided by the CPC Econometrics and Cadence Healthcare Communications subsidiaries, respectively. Neither Mahjong Systems Limited nor Mahjong Development Inc. generated any revenues in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma revenues, as presented above, would have been $7,956,157. There were no items that required adjustment in determining revenues on a pro forma basis.

Operating Expenses

Direct Costs
Direct costs include those costs associated directly with the provision of goods and services, including salaries. In 2005, Dynasty Gaming Inc. Consolidated incurred direct costs of $5,294,768. In 2005, Mahjong Systems Limited incurred direct costs of $28,016; there were no direct costs incurred by Mahjong Development Inc. in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma direct costs, as presented above, would have been $5,322,784. There were no items that required adjustment in determining direct costs on a pro forma basis.

Selling Expenses
Selling expenses include those expenses incurred in the selling and marketing of goods and services. In 2005, Dynasty Gaming Inc. Consolidated incurred selling expenses of $551,834. Mahjong Development Inc. incurred selling expenses of $25,661 in 2005; there were no selling expenses incurred by Mahjong Systems Limited in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma selling expenses, as presented above, would have been $577,495. There were no items that required adjustment in determining selling expenses on a pro forma basis.

Administrative Expenses
Administrative expenses include salaries and other costs incurred in the administration of the companies. In 2005, Dynasty Gaming Inc. Consolidated incurred administrative expenses of $2,697,185. In 2005, Mahjong Systems Limited incurred administrative expenses of $70,954, and Mahjong Development Inc. incurred administrative expenses of $104,437. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma administrative expenses, as presented above, would have been $2,872,576. There were no items that required adjustment in determining administrative expenses on a pro forma basis.

Amortization - Property, Plant and Equipment and Assets under Capital Leases
In 2005, Dynasty Gaming Inc. Consolidated recorded amortization expenses associated with property, plant and equipment and assets under capital leases of $53,360. Mahjong Systems Limited recorded amortization expenses associated with property, plant and equipment and assets under capital leases of $4,513 in 2005; Mahjong Development Inc., $58. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma amortization expenses associated with property, plant and equipment and assets under capital leases, as presented above, would have been $57,931. There were no items that required adjustment in determining amortization expenses associated with property, plant and equipment and assets under capital leases on a pro forma basis.

Amortization - Intangible Assets
Amortization associated with intangible assets includes the amortization of software development expenses. In 2005, neither Dynasty Gaming Inc. Consolidated nor Mahjong Systems Limited nor Mahjong Development Inc. recorded any amortization expenses associated with intangible assets. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma amortization expenses associated with intangible assets, as presented above, would have been $0. There were no items that required adjustment in determining amortization expenses associated with intangible assets on a pro forma basis.

Impairment - Goodwill
Impairment of goodwill includes the writing down of goodwill associated with the Company’s acquisitions. In 2005, Dynasty Gaming Inc. Consolidated recorded an impairment of goodwill of $328,348 associated with the CPC Econometrics subsidiary. In 2005, neither Mahjong Systems Limited nor Mahjong Development Inc. recorded an impairment of goodwill. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma impairment of goodwill, as presented above, would have been $328,348. There were no items that required adjustment in determining impairment of goodwill on a pro forma basis.

Loss from Operations
In 2005, Dynasty Gaming Inc. Consolidated incurred a loss from operations of $969,338. In 2005, Mahjong Systems Limited incurred a loss from operations of $103,483, and Mahjong Development Inc. incurred a loss from operations of $130,156. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma loss from operations, as presented above, would have been $1,202,977. There were no items that required adjustment in determining the loss from operations on a pro forma basis.

Other

Other Expenses (Income)
Other expenses include interest expense. Other income includes interest income and foreign exchange gains. In 2005, Dynasty Gaming Inc. Consolidated generated other income of $29,506. In 2005, Mahjong Development Inc. generated other expenses of $8,294. Mahjong Systems Limited neither generated other income nor incurred other expenses in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma other income, as presented above, would have been $21,212. There were no items that required adjustment in determining other expenses or other income on a pro forma basis.

Gain on Settlement of Debt
In 2005, Dynasty Gaming Inc. Consolidated did not record any gain on settlement of debt. In 2005, Mahjong Systems Limited recorded gain on settlement of debt of $7,622, and Mahjong Development Inc. recorded gain on settlement of debt of $24,883. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma gain on settlement of debt, as presented above, would have been $32,505. There were no items that required adjustment in determining gain on settlement of debt on a pro forma basis.

Loss from Operations before Income Taxes
In 2005, Dynasty Gaming Inc. Consolidated incurred a loss from operations before income taxes of $939,832. In 2005, Mahjong Systems Limited incurred a loss from operations before income taxes of $95,861. Mahjong Development Inc. incurred a loss from operations before income taxes of $113,567 in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma loss from operations before incomes taxes, as presented above, would have been $1,149,260. There were no items that required adjustment in determining the loss from operations before income taxes on a pro forma basis.

Income Taxes

Current Income Taxes
In 2005, Dynasty Gaming Inc. Consolidated recorded current income taxes of $129,791. Neither Mahjong Systems Limited nor Mahjong Development Inc. recorded current income taxes in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma current income taxes, as presented above, would have been $129,791. There were no items that required adjustment in determining current income taxes on a pro forma basis.

Future Income Taxes
In 2005, Dynasty Gaming Inc. Consolidated recorded future income taxes of $114,936. Neither Mahjong Systems Limited nor Mahjong Development Inc. recorded future income taxes in 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma future income taxes, as presented above, would have been $114,936. There were no items that required adjustment in determining future income taxes on a pro forma basis.

Net Loss
In 2005, Dynasty Gaming Inc. Consolidated incurred a net loss of $1,184,559. In 2005, Mahjong Systems Limited incurred a net loss of $95,861, and Mahjong Development Inc. incurred a net loss of $113,567. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma net loss, as presented above, would have been $1,393,987. There were no items that required adjustment in determining net loss on a pro forma basis.

(Deficit) Retained Earnings, Beginning of Year
Dynasty Gaming Inc. Consolidated had a deficit of $2,852,552 at the beginning of 2005. Mahjong Systems Limited had retained earning of $0 at the beginning of 2005. Mahjong Development Inc. had a deficit of $31,670 at the beginning of 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma deficit at the beginning of 2005, as presented above, would have been $2,884,222. There were no items that required adjustment in determining the deficit at the beginning of 2005 on a pro forma basis.

Deficit, End of Year
Dynasty Gaming Inc. Consolidated had a deficit of $4,037,111 at the end of 2005. Mahjong Systems Limited had a deficit of $95,861 at the end of 2005. Mahjong Development Inc. had a deficit of $145,237 at the end of 2005. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma deficit at the end of 2005, as presented above, would have been $4,278,209. There were no items that required adjustment in determining the deficit at the end of 2005 on a pro forma basis.