Form 20-F/A
Dynasty Gaming Inc
filed 2006-11-24
CIK 1349507

    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. 4)
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

We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See “Item 19.” All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars. See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On October 31, 2006, the exchange rate was approximately Cdn.$1.00 per US$ 0.8907. *As reported by Bank of Canada

FORWARD-LOOKING STATEMENTS

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Directors and senior management.    The following table provides the names and titles of our directors and senior management.

Name	Title
Albert Barbusci	Director, President, and Chief Executive Officer (1)
David Wolk	Director (1) (4)
Joseph Lau	Director (1) (2)
Kiyoshi Eguchi	Director (1)
Mark Billings	Chief Financial Officer and Corporate Secretary (1) (5)
Adriaan Brink	President and Director of Mahjong Systems Ltd. (1)
(3)

(1) The business address for our directors and senior management is 759 Square Victoria, Suite 300, Montréal, Québec, Canada H2Y 2J7.
(2) Joseph Lau was appointed Director of Dynasty Gaming Inc. on November 1, 2006 following Linda Lemieux’s resignation effective as of equal date. Previously, on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc..
(3) Since the date of the filing of the Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc, and Tony Barbusci resigned as Vice President of Finance and Secretary of the Company.(4) At the Company’s board of directors meeting on October 6, 2006, David Wolk was appointed as President and Secretary of Mahjong Development Inc.
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

	October 2006	September 2006	August 2006	July 2006	June 2006	May 2006
High	1.14	1.13	1.13	1.14	1.12	1.13
Low	1.11	1.11	1.11	1.11	1.10	1.10

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

B.  Capitalization and indebtedness

The following table summarizes our capitalization and indebtedness as of July 31, 2006 and September 30, 2006. The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

Capitalization and indebtedness	(unaudited)
	As At July 31, 2006 (Cdn$)	As At September 30, 2006 (Cdn$)
Indebtedness
Guaranteed	Nil	Nil
Unguaranteed	Nil	Nil
Secured	Nil	Nil
Unsecured	Nil	Nil

Shareholders' Equity
Common Shares, issued and outstanding: July 31, 2006 - 77,464,226; September 30, 2006 - 77,560,393	$12,594,628	$12,610,464
unlimited number of authorized common shares, with no par value

Accumulated deficit	$(7,163,224)	$(8,508,898)

Subject to escrow agreement (1)	14,881,112	13,531,112

Free trading common shares	62,583,114	64,029,281

Warrants (expiring 12/29/07)	7,425,000	7,425,000

Brokers' options (expiring 12/29/07)	1,350,000	1,350,000
Options to acquire stock	5,242,222	5,489,388

Fully Diluted Shares	91,481,448	91,824,781
Net shareholders' equity	$5,979,050	$4,986,489
Total capitalization	$5,998,526	$4,986,489

(1) In connection with the reverse take-over (“RTO”) effected by Events International Holding Corporation (the predecessor company to Dynasty Gaming Inc.) of Golden Gram Capital Inc., the common shares held by the directors and officers consequent to the RTO were held in escrow and released over a six-year period, in accordance with the rules and regulations of the TSX Venture Exchange. More specifically, common shares were to be released from escrow every six months after the listing of the Company on the TSX Venture Exchange, which was April 25, 2002. These escrowed shares include those of Albert Barbusci, President, CEO and Director of the Company, and Linda Lemieux, Director of the Company. An escrow agreement dated March 20, 2002 has been provided as an exhibit to this registration statement. As at September 30, 2006, there were still 8,131,112 shares held in escrow under this arrangement. The next release date is October 25, 2006, at which time 2,032,778 common shares will be released from escrow and become freely tradable. A similar quantum of shares will be released from escrow every six months thereafter until April 25, 2008, the final release date. On September 21, 2005, Dynasty Gaming Inc. (Events International Holding Corporation, at the time), acquired the Mahjong Mania business from Ian Sherrington and Adriaan Brink through the issuance of 9,000,000 common shares of the Company at a price of $0.15 per share. In accordance with the rules of the TSX Venture Exchange for a transaction of this nature in which value was being given to such an acquisition without a demonstrable history of revenues or earnings, these shares were deemed to be “surplus shares” and are subject to a mandatory escrow period of three years. Of the 9,000,000 common shares originally issued, 10%, or 900,000 common shares, were freely tradable upon consummation of this acquisition on September 21, 2005, with the remaining 8,100,000 subject to escrow. A further 15% of the original total, or 1,350,000 common shares, are released and become freely tradable every six months until September 21, 2008. This escrow agreement was in the closing binder for the Company’s acquisition of Mahjong Systems Limited and Mahjong Development Inc., which has already been provided. As at September 30, 2006, there were 5,400,000 common shares still in escrow under this arrangement. Therefore, as at September 30, 2006, the total number of common shares held in escrow was 13,531,112.

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

D.  Trend Information.

Online gaming industry has seen recent growth in its popularity and revenues generated from online gaming related activities, however, the recent passing of the Unlawful Internet Gambling Enforcement Act, which was signed by President Bush on October 13, 2006, will however have a material impact on the size of the gaming market, by effectively excluding the United States from the worldwide Internet gaming market.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2006. All of our directors are residents of Canada, with the exception of Kiyoshi Eguchi, who is a resident of Japan and Joseph Lau who is a resident of Hong Kong:

Name	Age	Position
Albert Barbusci	49	Director, President, and Chief Executive Officer
Mark Billings	36	Chief Financial Officer and Corporate Secretary
David Wolk	61	Director, President and Secretary of Mahjong Development Inc.
Kiyoshi Eguchi	66	Director
Joseph Lau	52	Director
Adriaan Brink	43	President and Director of Mahjong Systems Ltd.
* Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc. Moreover, Linda Lemieux resigned as Director, President and Secretary of Mahjong Development Inc., and Tony Barbusci resigned as Vice President of Finance and Corporate Secretary. Subsequently, Mark Billings was appointed as Corporate Secretary, Joseph Lau was appointed as Director and David Wolk was appointed as President and Secretary of Mahjong Development Inc.

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

Joseph Lau

Mr. Lau, Managing Director of Hong Kong-based Guardian Partners Limited, has worked for nearly 20 years in Canada within the investment banking sector prior to his transfer to Hong Kong. Mr. Lau now directs the strategic investment unit of SavillsGuardian, a part of the Savills Group PLC.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has five executive officers and directors: Albert Barbusci, David Wolk, Joseph Lau, Kiyoshi Eguchi and Mark Billings. The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 in respect of the individuals who were, at December 31, 2005, the Company’s directors and members of management:

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
(2) Linda Lemieux served as Director and Secretary of Mahjong Development Inc. (MDI); in September 2006 she resigned as Secretary of MDI and on November 1, 2006 she resigned as Director of Dynasty Gaming Inc. Ms. Lemieux was employed by MDI as a consultant, which provided for monthly fees of $10,000 per month. Ms. Lemieux’s fees were paid to her personal operating company, Vision 2011, rather then to Ms. Lemieux directly. Ms. Lemieux was paid a total salary of $65,000 in 2005.
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
(5) Since the date of filing of the Registration Statement, Amendment No.2, on Form 20-F with the SEC on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc. and on November 1, 2006 she resigned as Director of Dynasty Gaming Inc.

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

(5) Ms. Lemieux previously exercised 67,667 options at $0.15, acquiring 67,667 shares of the Company’s common stock. Beneficial ownership includes 93,333 vested stock options. Since the date of filing of this Amended Registration Statement on Form 20-F with the SEC on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc. and on November 1, 2006 she resigned as Director of Dynasty Gaming Inc.

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

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under the symbol “DNY.” The TSX Venture Exchange is monitored by the Ontario Securities Commission. Our common shares began trading on the TSX Venture Exchange under the symbol “DNY” on December 9, 2005. Before we were listed as “DNY” and prior to our name change, our common shares were traded on the TSX Venture Exchange under the name Events International Holding Corporation and under the symbol “EIH.” As of September 29, 2006, the stock price on the TSX Venture Exchange was CDN$0.53.

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
Lease, dated October 15, 1997 for space located at Canadian Steamship Building, 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.14+
Employment Agreement dated March 6, 2006, between Mark Billings and Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.15+
Employment Agreement dated March 16, 2006, between Albert Barbusci and Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.16+
Consulting Agreement dated January 1, 2006, between Cadence Communications Inc. and Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.17+
Employment Agreement dated June 30, 2005 between 9143-3250 Quebec Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.18+
Consulting Agreement dated June 30, 2005 between 9143-3250 Quebec Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.19+
Management Agreement dated June 10, 2005 between Genesis Consulting Anstalt, Adriaan Brink, and Mahjong Systems Limited. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.20+
Memorandum of Agreement dated June 24, 2006 between Mahjong Development Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.21+
Termination of Consulting Agreement dated June 30, 2006 between Mahjong Development Inc. and Ian Sherrington. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.22+
Termination Agreement dated September 12, 2006 between Dynasty Gaming Inc. and Anthony Barbusci. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on October 27, 2006)

4.23+
Consulting Agreement dated September 12, 2006 between Dynasty Gaming Inc. and Anthony Barbusci. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on October 27, 2006)

4.24	Stock Option Plan. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.25
Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Microgaming Software Systems Limited, dated as of August 24, 2006.** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.26
Clearing House Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ironbridge Limited, dated as of August 24, 2006. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.27
Surplus Security Escrow Agreement between Events International Holding Corporation and Equity Transfer Services Inc. and The Persons Whose Names Are Set Out In The First Column Of Schedule “A” Annexed Hereto, dated March 20, 2002. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.28
Escrow Agreement between Events International Holding Corporation and Sweibel Novek, LLP and Ian Sherrington and Adriaan Brink dated September 2, 2005. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.29
Agreement for the purchase and sale of shares of the MedEvents, Cadence and CPC Econometrics subsidiaries, between Dynasty Gaming Inc. and CPC Canada Inc. dated September 30, 2006. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on October 27, 2006)

8.1	List of wholly owned subsidiaries. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on October 27, 2006)

15.1*	Consent of Independent Registered Public Accounting Firm.
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

DYNASTY GAMING INC.

Date: November 22, 2006	By:	/s/ Mark Billings
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

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
(unaudited)	June 30, 2006		June 30, 2005
	3 months	6 months	3 months	6 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,269,376)	(2,538,330)	(33,736)	(138,557)
Items not requiring cash flows:
Amortization of property and equipment and assets under capital leases	11,012	20,769	2,358	4,715
Amortization of deferred development costs	206,805	409,896	-	-
Stock based compensation	129,697	214,586	4,913	4,913
Decrease (increase) in receivables	131,481	12,654	(186,871)	(186,482)
(Increase) decrease in prepaid expenses	(59,945)	(83,737)	8,165	(11,224)
(Decrease) increase in payables and accrued liabilities	(284,463)	(268,710)	55,528	92,687
Decrease (increase) in deferred revenue	(24,325)	29,200	-	-
Net change in operating activities of continuing operations	(1,159,114)	(2,203,672)	(149,643)	(233,948)
Cash flows from investing activities
Acquisition of property and equipment	(153,713)	(173,109)	-	-
Tax credits received for development costs	(22,260)	277,088	-	-
Loan receivable	-	-	(341,522)	(587,625)
Net change in investing activities of continuing operations	(175,973)	103,979	(341,522)	(587,625)
Cash flows from financing activities
Restricted deposits	75,580	75,080	(1,580)	(2,340)
Repayment of obligations under capital lease	(1,351)	(2,664)	(6,766)	(13,359)
Issuance of common shares	122,789	153,189	1,200,000	1,200,000
Share issuance costs - private placements	-	-	(157,506)	(157,506)
Net change in financing activities of continuing operations	197,018	225,605	1,034,148	1,026,795
Cash flows from continuing operations	(1,138,069)	(1,874,088)	542,983	205,222
Cash flows from discontinued operations	(88,460)	825,931	733,198	1,370,750
Increase in cash and cash equivalents	(1,226,529)	(1,048,157)	1,276,181	1,575,972
Cash and cash equivalents , beginning of period	6,231,638	6,053,266	618,836	319,045
Cash and cash equivalents , end of period	5,005,109	5,005,109	1,895,017	1,895,017

Includes cash and cash equivalents related to:
Continuing operations	3,784,045	3,784,045	394,086	394,086
Discontinued operations	1,221,064	1,221,064	1,500,931	1,500,931
	5,005,109	5,005,109	1,895,017	1,895,017

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

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On February 24, 2006 the aggregate number of shares reserved for issuance was increased to 7,500,000 from the previous aggregate of 5,500,000. Under the plan, options are periodically granted to purchase common shares at an exercise price which is equal to the price quoted on the exchange on the date on which the grant of the option is approved by the board, less the maximum discount permitted under the Exchange’s policies applicable to options. Generally, these options vest in six equal installments over a period of 18 months, with the first installment vesting immediately and the remaining options vesting upon 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminate 5 years after the grant.

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

11.	Subsequent Events

 On November 1, 2006, the Company granted 490,000 stock options to directors, officers and consultants at an exercise price of $0.54 per option.

On November 17, 2006, the Company closed a non-brokered private placement for gross proceeds of $5,000,000 and issued 10,000,000 units of the Company at a price of $0.50 per unit. Each unit consists of one common share and one common share purchase warrant, each entitling the holder to acquire one additional common share at a price of $0.75 per share for a period of two years. The costs of the private placement are estimated at $400,000.

12.	Comparative Figures

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

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
(IN CANADIAN DOLLARS)

14.	Canadian and United States Accounting Policies Differences:

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
(IN CANADIAN DOLLARS)

14.	Canadian and United States Accounting Policies Differences: - cont’d

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

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the interim consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as certain cash flow information related to discontinued operations.  Following are the interim consolidated statements of cash flows prepared in accordance with U.S. GAAP:

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
(unaudited)	June 30, 2006		June 30, 2005
	3 months	6 months	3 months	6 months
	$	$	$	$
Cash flows from operating activities
Net loss	(1,205,716)	(2,580,577)	(102,629)	(168,599)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of property and equipment and assets under capital leases	17,646	42,988	11,921	23,340
Amortization of deferred development costs	206,805	409,896	-	-
Loss on sale of property and equipment	(199)	(199)	-	-
Stock based compensation	129,697	214,586	4,913	4,913
Future tax	60,455	-	1,316	1,949
Decrease in receivables	(278,406)	1,136,120	(186,088)	261,791
Decrease in work in progress	(109,795)	(125,906)	(160,385)	(221,022)
Decrease in prepaid expenses	90,054	(363,701)	5,916	(9,780)
Increase in payables and accrued liabilities	41,008	223,261	782,938	1,267,260
Decrease in deferred revenue	(3,559)	354,252	164,545	43,262
Net change in operating activities	(1,052,010)	(689,280)	522,447	1,203,114
Cash flows from investing activities
Acquisition of property and equipment	(156,595)	(183,354)	-	-
Tax credits received for development costs	(22,260)	277,088	-	-
Proceeds on sale of property and equipment	2400	2,400	-	-
Loan receivable - shareholder	-	-	(3,333)	(5,908)
Loan receivable	-	-	(341,522)	(587,625)
Net change in investing activities	(176,455)	96,134	(344,855)	(593,533)
Cash flows from financing activities
Bank indebtedness	(15,315)	(85,337)	62,263	(60,066)
Restricted deposits	(36,040)	(36,540)	(1,580)	(2,340)
Long term debt	(4,200)	(241,000)	(1,040)	(3,720)
Repayment of obligations under capital lease	(4,788)	(9,442)	(9,829)	(19,399)
Issuance of common shares	122,789	153,189	1,200,000	1,200,000
Share issuance costs - private placements	-	-	(157,506)	(157,506)
Net change in financing activities	62,446	(219,130)	1,092,308	956,969
Effect of exchange rates changes on cash and cash equivalents	(60,510)	(235,881)	6,281	9,422

Increase in cash and cash equivalents	(1,226,529)	(1,048,157)	1,276,181	1,575,972
Cash and cash equivalents , beginning of period	6,231,638	6,053,266	618,836	319,045
Cash and cash equivalents , end of period	5,005,109	5,005,109	1,895,017	1,895,017

Includes cash and cash equivalents related to:
Continuing operations	3,784,045	3,784,045	394,086	394,086
Discontinued operations	1,221,064	1,221,064	1,500,931	1,500,931
	5,005,109	5,005,109	1,895,017	1,895,017

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
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

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

Commtments, contingency, subsequent events and Canadian and United States accounting policies differences (Notes 21, 23, 24 and 27)

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

	2005	2004	2003
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,371,174)	(434,438)	(340,874)

Items not requiring cash flows
Amortization	16,109	-	-
Impairment (Note 6)	-	67,958	285,454
Impairment - goodwill (Note 9)	328,348	-	-
Stock based compensation (Note 15)	30,257	-	-
Decrease (increase) in receivables	318	140,600	(130,663)
(Increase) decrease prepaid expenses	13,095	15,956	(318)
(Decrease) increase payables and accrued liabilities	(739,855)	404,704	34,152
(Decrease) increase in deferred revenue	48,908	-	-
Net change in operating activities of continuing operations	(1,673,994)	194,780	(152,249)
Cash flows from investing activities Acquisition of property and equipment	(29,631)	-	-
Increase in development costs - gaming software	(578,624)	-	-
Decrease (increase) in loan receivable - shareholder	-	346,588	-
Decrease (increase) in loan receivable	30,200	(30,200)	-
Cash acquired on acquisition	6,863	-	-
Cash consideration on business acquisition	-	-	(125,000)
Cash consideration on sale of business	-	100	125,000
Net change in investing activities of continuing operations	(571,192)	316,488	-
Cash flows from financing activities Decrease in restricted term deposit	3,900	629,800	-
Decrease in loan from shareholder	(60,000)	-	-
Repayment of obligations under capital lease	(27,429)	-	-
Cash transferred on sale of business	-	(151,525)	-
Issuance of common shares - private placements	6,450,000	-	-
Issuance of common shares - warrants	2,000,000	-	-
Issuance of common shares - rights and options	99,950	-	-
Share issuance costs - private placements	(639,053)	-	-
Net change in financing activities of continuing operations	7,827,368	478,275	-
Cash flows from discontinued operations (Notes 3 and 4) Operating cash flows	139,358	(2,441,131)	(207,614)
Investing cash flows	104,636	(17,565)	(1,189,261)
Financing cash flows	(74,378)	66,622	1,802,805
Effect of exchange rates changes on cash and cash equivalents	(17,577)	246	(4,515)
Net change in cash flows from discontinued operations	152,039	(2,391,828)	401,415
Increase (decrease) in cash and cash equivalents	5,734,221	(1,402,285)	249,166
Cash and cash equivalents, beginning of year	319,045	1,721,330	1,472,164
Cash and cash equivalents, end of year	6,053,266	319,045	1,721,330
Includes cash and cash equivalents related to: Continuing operations	5,755,213	303,187	16,035
Discontinued operations	298,053	15,858	1,705,295
	6,053,266	319,045	1,721,330

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

The sale was ratified by the Board of Directors with effective date of September 30, 2006 at which date the acquirer took control. The agreement which is expected to close in November 2006 sets the purchase price at $300,000. There are no uncertainties involving discontinued operations that would materially affect the Company’s liquidy, financial condition nor results of operations..

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

On May 13, 2005, the Company announced the acquisition of 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. in exchange for 9,000,000 shares of the Company’s common stock.  On June 10, 2005, control of these entities was transferred to the Company and the Company began managing, operating and funding the acquired companies at this date.    The 9,000,000 common shares were issued on September 21, 2005 after completion of normal shareholder procedural matters.  The measurement date of the transaction was determined to be the May 13, 2005 announcement date and the Company valued the shares issued at $0.15 per share (which is consistent with the share issuance price under a private placement that occurred approximately two weeks before the measurement date, see note 14).  The acquisition was accounted for by the purchase method of accounting and the results of operations of the acquired companies have been included in the results of operations of the Company from the June 10, 2005 acquisition date.

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

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On October 28, 2005 the aggregate number of shares reserved for issuance was increased to 5,500,000 from the previous aggregate of 3,500,000. Under the plan, options are periodically granted to purchase common shares at an exercise price which is generally based on the stock price quoted on the exchange at the time of the grant. Generally, these options vest in six equal installments over a period of 18 months, with the first installment vesting immediately and the remaining options vesting upon 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminate 5 years after the grant.

The options are granted to purchase common shares at an exercise price equal to or greater than the market price of such shares on the day of grant; except for the 200,000 options granted on December 29, 2005. The market price at the date of grant of the 200,000 options was $0.61. The 1,150,000 options granted on October 17, 2005 vest over a period of 36 months at equal installments every six months with the first vesting six months after the date of grant.

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

21.	Commitments

Leases for premises

A subsidiary of the Company, which is held for sale, entered into two agreements to lease premises. The subsidiary was sold with effective date of September 30, 2006 and there are no uncertainties involving discontinued operations that would materially affect the Company’s liquidity, financial condition nor results of operations after September 30, 2006. The minimum lease payments up to September 30, 2006 for both leases, excluding the benefits of the sublet and excluding operating and real estate taxes are $72,558.

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

23.	Contingency

A subsidiary of the Company, which is held for sale, removed a liability of $200,000 US from its 2004 financial statements. The debt payable is a result of an agreement entered into by the subsidiary of the Company and International Federation of Gynaecology and Obstetrics (“FIGO”). The subsidiary of the Company removed the debt based on a legal interpretation and its understanding of the agreement. Nevertheless, although management believes it would be highly unlikely and without merit, FIGO could institute a claim against the subsidiary for this amount.

The subsidiary was sold with effective date of September 30, 2006 and the acquirer assumes all liabilities and contingent liabilities as of that date.

24.	Subsequent Event

On March 6, 2006, the Company granted 950,000 stock options to directors and officers at an exercise price of $0.50 per option.

25.	Comparative Figures

Certain comparative figures for the prior years have been reclassified to conform with the presentation adopted in the current year.

26.	Segmented Information

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

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

26.	Segmented Information - cont’d

2005	Consolidated	Intersegment eliminations	Dynasty Gaming Inc	Mahjong
	$	$	$	$
Revenue
External	161,700	-	161,700	-
Intersegment	-	(403,698)	403,698	-
Total revenues	161,700	(403,698)	565,398	-
Direct cost	53,593	-	-	53,593
Selling and administration	1,142,573	(403,698)	1,100,756	445,515
Amortization	16,109	-	9,550	6,559
Impairment	328,348	(335,652)	664,000	-
Loss from operations	(1,378,923)	335,652	(1,208,908)	(505,667)
Other
Interest (expense) income	(1,518)	-	3,065	(4,583)
Foreign exchange gain	9,267	-	6,552	2,715
Net loss from continuing operations	(1,371,174)	335,652	(1,199,291)	(507,535)
Segment assets
Segment assets excluding under-noted	6,174,070	(3,480,476)	9,148,038	506,508
Investment	-	(1,350,000)	1,350,000	-
Deferred development costs	2,736,451	1,481,826	-	1,254,625
Assets held for sale	2,376,013	2,376,013
	11,286,534	(972,637)	10,498,038	1,761,133

27.	Canadian and United States Accounting Policies Differences:

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

27.	Canadian and United States Accounting Policies Differences: - cont’d

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

27.	Canadian and United States Accounting Policies Differences: - cont’d

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

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

27.	Canadian and United States Accounting Policies Differences: - cont’d

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as certain cash flow information related to discontinued operations.  Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

DYNASTY GAMING INC. (formerly Events International Holding Corporation) CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 ( IN CANADIAN DOLLARS)

	2005	2004	2003
	$	$	$
Cash flows from operating activities Net loss	(1,184,559)	(2,204,904)	(703,468)

Adjustments to reconcile net loss to net cash used in operating activities
Amortization property and equipment and assets under capital leases	53,360	122,472	142,563
Amortization intangible assets	-	1,266,717	95,703
Amortization deferred lease benefits	-	(3,426)	(4,569)
Impairment (Note 6)	-	67,958	285,454
Impairment - goodwill (Note 9)	328,348	1,782,881	13,141
Gain on sale of discontinued operations	-	(1,013,670)	-
Gain on settlement of debt (Note 10)	-	(1,049,580)	-
Loss on sale of property and equipment	-	4,651	-
Stock based compensation (Note 15)	30,257	-	-
Future tax	148,050	88,989	33,050
Decrease (increase) in receivables	181,226	(2,283,613)	997,303
Decrease (increase) in work in progress	39,698	(673,175)	2,192,232
(Increase) decrease prepaid expenses	(267,505)	258,671	(248,836)
(Decrease) increase payables and accrued liabilities	(809,365)	1,187,747	(2,916,623)
(Decrease) increase in deferred revenue	(54,146)	201,931	(245,813)
Net change in operating activities	(1,534,636)	(2,246,351)	(359,863)
Cash flows from investing activities Acquisition of property and equipment	(29,631)	(64,741)	(328,553)
Acquisition of intangible assets	-	-	(851,820)
Increase in development costs - gaming software	(578,624)	-	-
Decrease (increase) in loan receivable	30,200	(30,200)	-
Decrease (increase) in loan receivable - shareholder	104,636	338,329	(8,888)
Proceeds on sale of property and equipment	-	55,435	-
Cash acquired on acquisition	6,863	-	-
Cash consideration on business acquisition	-	-	(125,000)
Cash consideration on sale of business	-	100	125,000
Net change in investing activities	(466,556)	298,923	(1,189,261)
Cash flows from financing activities Decrease in restricted term deposit	3,900	629,800	-
(Decrease) increase in bank indebtedness	(37,340)	125,928	-
(Decrease) increase in long term debt	(24,600)	(30,000)	1,931,696
Decrease in loan from shareholder	(60,000)	-	(85,574)
Repayment of obligations under capital lease	(39,867)	(29,306)	(43,317)
Cash transferred on sale of business	-	(151,525)	-
Issuance of common shares - private placements	6,450,000	-	-
Issuance of common shares - warrants	2,000,000	-	-
Issuance of common shares - rights and options	99,950	-	-
Share issuance costs - private placements	(639,053)	-	-
Net change in financing activities	7,752,990	544,897	1,802,805
Effect of exchange rates on cash and cash equivalents	(17,577)	246	(4,515)
Increase (decrease) in cash and cash equivalents	5,734,221	(1,402,285)	249,166
Cash and cash equivalents, beginning of year	319,045	1,721,330	1,472,164
Cash and cash equivalents, end of year	6,053,266	319,045	1,721,330
Includes cash and cash equivalents related to: Continuing operations	5,755,213	303,187	16,035
Discontinued operations	298,053	15,858	1,705,295
	6,053,266	319,045	1,721,330

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

27.	Canadian and United States Accounting Policies Differences: - cont’d

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

Montreal, Quebec	/s/ Horwath Appel
March 11, 2005	Horwath Appel
Chartered Accountants

9143-3250 QUEBEC INC. BALANCE SHEET AS AT DECEMBER 31, 2004 (in Canadian Dollars)	2004
ASSETS
Current assets Cash	$1,142
Advance receivable - company under common control	33,553
Deposits	400
35,095
Deferred development costs	271,085
Property, plant and equipment (Note 3)	61,907
$368,087
LIABILITIES AND SHAREHOLDER'S EQUITY Current liabilities Accounts payable and accrued liabilities	$35,166
Deductions at source payable	37,494
Advance payable - shareholder	155,163
Advance payable - members of immediate family of shareholder	32,562
Loan payable - other (Note 4)	30,200
290,585
Shareholder's equity Capital stock (Note 5)	109,172
Deficit	(31,670)
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

/s/ Horwath Appel
Montreal, Quebec	Horwath Appel
March 11, 2005	Chartered Accountants

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

The accompanying unaudited pro forma condensed consolidated statement of operations gives effect to the acquisition as if it had been consummated on January 1, 2005. According to both Canadian and U.S. GAAP, the Company used the purchase method to record the acquisitions. Both Mahjong Systems Limited and Mahjong Development Inc. have a December 31 year end date, same as Dynasty Gaming Inc.’s year end.

The consolidated results of operations of Dynasty Gaming Inc. appearing in the unaudited pro forma condensed consolidated statement of operations include the results of operations of: (a) the holding company Dynasty Gaming Inc. from January 1, 2005 to December 31, 2005; (b) Mahjong Systems Limited for the period from June 10, 2005 (effective date of acquisition) to December 31, 2005 and (c) Mahjong Development Inc. for the period from June 10, 2005 (effective date of acquisition) to December 31, 2005. The results of operations of both Mahjong Systems Limited and Mahjong Development Inc. appearing in the unaudited pro forma condensed consolidated statement of operations are for the period from January 1, 2005 to June 10, 2005.

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

	Dynasty Gaming Inc. Consolidated	Mahjong Systems Ltd.	Mahjong Development Inc.	Proforma
Revenues	$161,700	$-	$-	$161,700
Operating expenses Direct costs	53,593	28,016		81,609
Selling	231,567		25,661	257,228
Administrative	911,006	70,954	104,437	1,086,397
Amortization - property and equipment and assets under capital leases	16,109	4,513	58	20,680
Amortization - intangible assets	-			-
Impairment - goodwill	328,348			328,348
	1,540,623	103,483	130,156	1,774,262
Loss from operations	(1,378,923)	(103,483)	(130,156)	(1,612,562)
Other Other (income) expense	(7,749)		8,294	545
Gain on settlement of debt	-	(7,622)	(24,883)	(32,505)
	(7,749)	(7,622)	(16,589)	(31,960)
Loss from continuing operations	(1,371,174)	(95,861)	(113,567)	(1,580,602)
Loss per share from continuing operations Basic and diluted	$(0.030)	$(0.030)
Weighted average number of common shares
Basic	46,165,603	52,650,535
Diluted	46,165,603	52,650,535

Notes to the unaudited pro forma condensed consolidated statement of operations

1.	Business Acquisition

Details of the net assets acquired, at estimated fair value, are as follows:

	Mahjong Development Inc.	Mahjong Systems Limited
	$	$
Assets other than noted below	87,607	84,137
Development costs - gaming software	2,150,821	-
	2,238,428	84,137
Current liabilities	903,458	69,107
Fair value of net assets acquired	1,334,970	15,030
Total consideration - issuance of capital stock	$ 1,350,000

2.	Development Costs - Gaming Software

Development costs of the Internet-based gaming software MahjongMania are recorded at cost, and upon completion, will be amortized over the estimated useful life not to exceed three years. The Company will perform periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

3.	Weighted Average Number of Common Shares

The weighted average number of shares outstanding (basic and diluted) has been adjusted for pro forma purposes.  The pro forma amount reflects the weighted average number of shares (basic and diluted) as if the 9,000,000 common shares issued in the acquisition had been issued on January 1, 2005.

Supplementary Information to the Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2005

General
Prior to the acquisition of Mahjong Systems Limited and Mahjong Development Inc., Dynasty Gaming Inc. consisted of the holding company by this name and three wholly-owned subsidiaries: CPC Econometrics, Cadence Healthcare Communications and MedEvents. In early 2006 the Company was committed to devoting its management and financial resources to the on-line gaming business; therefore, it entered into negotiations for the sale of its three wholly-owned subsidiaries. These 3 subsidiaries are recorded as assets held for sale and discontinued operations in the accompanying consolidated financial statements of Dynasty Gaming Inc. as of December 31, 2005. For the purposes of the unaudited pro forma consolidated statement of operations presented above and the supplementary information provided below, “Dynasty Gaming Inc. Consolidated” refers to the 2005 operational results of Dynasty Gaming and the operational results of Mahjong Systems Limited and Mahjong Development Inc. for the period from acquisition date of June 10, 2005 to December 31, 2005. The following provides additional information on each of the line items of the unaudited pro forma consolidated statement of operations (all figures are in Canadian dollars):

Revenues
In 2005, Dynasty Gaming Inc. Consolidated generated total revenues of $161,700. Revenue was comprised of management services, and not from Mahjong or related technologies. There were no items that required adjustment in determining direct costs on a pro forma basis.

Operating Expenses

Direct Costs
Direct costs include those costs associated directly with the provision of goods and services, including salaries. In 2005, Dynasty Gaming Inc. Consolidated incurred direct costs of $53,593. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Systems Limited incurred direct costs of $28,016; there were no direct costs incurred by Mahjong Development Inc. for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma direct costs, as presented above, would have been $81,609. There were no items that required adjustment in determining direct costs on a pro forma basis.

Selling Expenses
Selling expenses include those expenses incurred in the selling and marketing of goods and services. In 2005, Dynasty Gaming Inc. Consolidated incurred selling expenses of $231,567. Mahjong Development Inc. incurred selling expenses of $25,661 for the period from January 1, 2005 to June 10, 2005, the date of acquisition; there were no selling expenses incurred by Mahjong Systems Limited for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma selling expenses, as presented above, would have been $257,228. There were no items that required adjustment in determining selling expenses on a pro forma basis.

Administrative Expenses
Administrative expenses include salaries and other costs incurred in the administration of the companies. In 2005, Dynasty Gaming Inc. Consolidated incurred administrative expenses of $911,006. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Systems Limited incurred administrative expenses of $70,954, and Mahjong Development Inc. incurred administrative expenses of $104,437 for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma administrative expenses, as presented above, would have been $1,086,397. There were no items that required adjustment in determining administrative expenses on a pro forma basis.

Amortization - Property, Plant and Equipment and Assets under Capital Leases
In 2005, Dynasty Gaming Inc. Consolidated recorded amortization expenses associated with property and equipment and assets under capital leases of $16,109. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Systems Limited recorded amortization expenses of $4,513 and Mahjong Development Inc., $58 for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma amortization expenses associated with property and equipment and assets under capital leases, as presented above, would have been $20,680. There were no items that required adjustment in determining amortization expenses associated with property and equipment and assets under capital leases on a pro forma basis.

Amortization - Intangible Assets
Amortization associated with intangible assets includes the amortization of software development expenses. In 2005, neither Dynasty Gaming Inc. Consolidated nor Mahjong Systems Limited nor Mahjong Development Inc. recorded any amortization expenses associated with intangible assets. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma amortization expenses associated with intangible assets, as presented above, would have been $0 as described in Note 2 above. There were no items that required adjustment in determining amortization expenses associated with intangible assets on a pro forma basis.

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

Loss from Continuing Operations
In 2005, Dynasty Gaming Inc. Consolidated incurred a loss from continuing operations of $1,378,923. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Systems Limited incurred a loss from operations of $103,483, and Mahjong Development Inc. incurred a loss from operations of $130,156 for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma loss from continuing operations, as presented above, would have been $1,612,562. There were no items that required adjustment in determining the loss from continuing operations on a pro forma basis.

Other

Other Expenses (Income)
Other expenses include interest expense. Other income includes interest income and foreign exchange gains. In 2005, Dynasty Gaming Inc. Consolidated generated other income of $7,749. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Development Inc. generated other expenses of $8,294 and Mahjong Systems Limited neither generated other income nor incurred other expenses for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma other expense, as presented above, would have been $545. There were no items that required adjustment in determining other expenses or other income on a pro forma basis.

Gain on Settlement of Debt
In 2005, Dynasty Gaming Inc. Consolidated did not record any gain on settlement of debt. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Systems Limited recorded gain on settlement of debt of $7,622, and Mahjong Development Inc. recorded gain on settlement of debt of $24,883 for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma gain on settlement of debt, as presented above, would have been $32,505. There were no items that required adjustment in determining gain on settlement of debt on a pro forma basis.

Loss from Continuing Operations
In 2005, Dynasty Gaming Inc. Consolidated incurred a loss from continuing operations of $1,371,174. For the period from January 1, 2005 to June 10, 2005, the date of acquisition, Mahjong Systems Limited incurred a loss from operations of $95,861and Mahjong Development Inc. incurred a loss from operations of $113,567 for the same period. On a pro forma basis, as if the acquisition of Mahjong Systems Limited and Mahjong Development Inc. had occurred on January 1, 2005, the pro forma loss from operations before incomes taxes, as presented above, would have been $1,580,602. There were no items that required adjustment in determining the loss from operations before income taxes on a pro forma basis.