Form 20-F/A
Dynasty Gaming Inc
filed 2007-01-12
CIK 1349507

    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. 5)
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

We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See “Item 19.” All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars. See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On October 31, 2006, the exchange rate was approximately Cdn.$1.00 per US$ 0.8581 *As reported by Bank of Canada

FORWARD-LOOKING STATEMENTS

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Directors and senior management.    The following table provides the names and titles of our directors and senior management.

Name	Title
Albert Barbusci	Director, President, and Chief Executive Officer (1)
David Wolk	President and Secretary of Mahjong Development Inc. (1) (3) (4)
Joseph Lau	Director (1) (2)
Kiyoshi Eguchi	Director (1)
Mark Billings	Chief Financial Officer and Corporate Secretary (1) (5)
Adriaan Brink	President and Director of Mahjong Systems Ltd. (1)
Robert Nihon II	Director (6)
(3)

(1) The business address for our directors and senior management is 759 Square Victoria, Suite 300, Montréal, Québec, Canada H2Y 2J7.
(2) Joseph Lau was appointed Director of Dynasty Gaming Inc. on November 1, 2006 following Linda Lemieux’s resignation effective as of equal date. Previously, on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc.
(3) Since the date of the filing of the Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc, Tony Barbusci resigned as Vice President of Finance and Secretary of the Company and David Wolk resigned as a director of the Company.
(4) At the Company’s board of directors meeting on October 6, 2006, David Wolk was appointed as President and Secretary of Mahjong Development Inc.
(5) At the Company’s board of directors meeting on October 6, 2006, Mark Billings was appointed as Secretary of Dynasty Gaming Inc.
(6) Effective January 1, 2007, Robert Nihon II was appointed to the board of directors of the Company.

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

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

	Nine Month Period Ended September 30, 2006	Year Ended December 31
	(Unaudited)	2005	2004	2003	2002	2001
(a) Total revenue	$64,090	$161,700	$26,053	$-	$2,610	$3,653
(b) Loss from continuing operations	$(4,221,518)	$(1,378,923)	$(474,698)	$(387,072)	$(194,547)	$(67,495)
Total	$(4,119,957)	$(1,371,174)	$(434,438)	$(340,874)	$(194,547)	$(67,495)
Per Share¹	$(0.05)	$(0.03)	$(0.01)	$(0.01)	($0.01)	$(0.00)
(c) (Loss) earnings from discontinued operations	$(186,626)	$186,615	$(2,874,136)	$(463,890)	$238,702	$(466,751)
Total	$(161,911)	$186,615	$(1,770,466)	$(362,594)	$361,969	$(344,223)
Per Share¹	$0.00	$0.00	$(0.05	$(0.01)	$0.01	$(0.01)
(d) Total assets	$5,751,396	$11,286,534	$3,023,375	$9,535,808	$11,581,996	$6,787,146
(e) Total long-term debt	$-	$-	$-	$-	$-	$-
(f) Capital stock	$12,610,464	$12,405,434	$3,589,810	$3,831,116	$3,831,116	$2,336,590
(g) Total shareholders’ equity	$4,986,489	$8,774,587	$721,987	$3,112,702	$3,887,565	$2,224,988
(h) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a
(i) Net earnings (loss) for the period
Total	$(4,281,868)	$(1,184,559))	(2,204,904)	$(703,468)	$167,422	$(411,718)
Per Share¹	$(0.06)	$(0.03)	(0.06)	$(0.02)	$0.00	$(0.01)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

	Nine Month Period Ended September 30, 2006	Year Ended December 31
	(Unaudited)	2005	2004	2003	2002	2001
(a) Total revenue	$64,090	$161,700	$26,053	$-	$2,610	$3,653
(b) Earnings (loss) from continuing operations	$(4,221,518)	$(1,378,923)	$(489,781)	$(401,722)	$(200,422)	$(67,495)
Total	$(4,119,957)	$(1,371,174)	$(449,521)	$(355,524)	$(200,422)	$(67,495)
Per Share	$(0.05)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.00)
(c) Earnings (loss) from discontinued operations	$(186,626)	$186,615	$(2,874,136)	$(463,890)	$238,702	$(466,751)
Total	$(161,911)	$186,615	$(1,770,466)	$(362,594)	$361,969	$(344,223)
Per Share	$0.00	$0.00	$(0.05)	$(0.01)	$0.01	$(0.01)
(c) Total assets	$5,751,396	$11,286,534	$3,023,375	$9,535,808	$11,581,996	$6,787,146
(d) Total long-term debt	$-	$-	$-	$-	$-	$-
(e) Capital stock	$12,350,614	$12,139,934	$3,589,810	$3,831,116	$3,831,116	$2,336,590
(f) Total shareholders’ equity	$4,986,489	$8,774,587	$721,987	$3,112,702	$3,887,565	$2,224,988
(g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a
(h) Net earnings (loss) for the period
Total	$(4,281,868)	$(1,238,554)	$(2,285,145)	$(789,513)	$162,176	$(411,718)
Per Share	$(0.06)	$(0.03)	$(0.06)	$(0.02)	$0.00	$(0.01)

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

	December 2006	November 2006	October 2006	September 2006	August 2006	July 2006	June 2006	May 2006
High	1.16	1.14	1.14	1.13	1.13	1.14	1.12	1.13
Low	1.14	1.12	1.11	1.11	1.11	1.11	1.10	1.10

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

		Year Ended December 31
	2006	2005	2004	2003	2002	2001
Average for the period (1)	1.1308	1.2085	1.2980	1.3918	1.5699	1.5513

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

On November 25, 2005, at the DNY annual and special meeting of shareholders, DNY’s shareholders approved a change of name for the Company from Events International Holding Corporation to Dynasty Gaming Inc. The primary purpose of the name change was to ensure that the Company’s new name would be more suitable in light of the Company’s newly acquired business strategy, which is the development and marketing of our Mahjong Mania gaming software. At the meeting, Kiyoshi Eguchi, a resident of Japan and retired executive of Dentsu Inc., was elected to the board in addition to the reelection of Albert Barbusci, Linda Lemieux and David Wolk. Effective January 1, 2007, Mr. David Wolk resigned from the board of directors of the Company and Robert Nihon II was appointed to the board of directors.

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

At the time of writing (January 10, 2006), the percentage split between Dynasty Gaming Inc. and the Ho Group has not been finalized. As per recent negotiations, it is our view that we will have a majority share of this venture, with the Ho Group having a minority interest.

Both Dynasty Gaming Inc. and the Ho Group will provide initial capital to Newco1 (exact amounts to be determined), which will enable it to launch the prepaid card model in China. We anticipate the joint venture to begin operating in the first quarter of 2007.

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

From the sponsorship fees, which will be the primary source of revenues of Newco2, expenses to be paid include the cost of television production, costs associated with managing the event and prizes to winners of the World Cup of Mahjong. Dynasty Gaming Inc. will have a claim to 50% of the net profits derived from each event. Once the structure indicated above has been finalized, Dynasty Gaming Inc. and the Ho Group will enter into other agreements, including shareholders’ agreements, which will address inter alia the distribution of dividends to each party. At the time of writing (January 10, 2007), these items have yet to be concluded.

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

A.  Operating Results

On September 29, 2006, the Company signed a non-arm’s length agreement with CPC Canada Inc., whereby the latter acquired all of the issued and outstanding shares of our three wholly-owned subsidiaries that were not aligned with our primary business focus: CPC Econometrics, Inc. (“CPC”); Cadence Healthcare Communications Inc. (“CHCI”) and MedEvents Inc. (“MedEvents”) (collectively, the “Non- Mahjong Subsidiaries”). CPC Canada Inc. is a company owned by Barry Sheehy, who is a senior officer of CPC Econometrics, Inc. Based on an independent valuation of the three non-aligned subsidiaries, our board of directors determined that the offer of $300,000 from CPC Canada Inc. represented the best offer that could have been obtained. The sale of these three subsidiaries now allows the Company to focus on its primary business of commercializing its Mahjong gaming software in China and abroad.

Selected Annual Information

For the three and nine months ending September 30, 2006

Revenue

In Q3 2006, the Company’s revenue increased by 118.1% to $17,792, compared to revenue of $8,158 for Q3 2005. In Q3 2006, Dynasty Gaming generated a small amount of revenue as a result of testing its Mahjong Mania software with its initial software licencees. We expect our initial licencees to begin commercial operations of our Mahjong software in the fourth quarter of 2006 or the first quarter of 2007. There were no revenues generated from our play-for-points model in China or from our World Cup of Mahjong in Q3 2006. We are presently preparing to launch our China model.

Revenue for the nine-month period ending September 30, 2006 decreased by 62.3% to $64,090, compared to revenue of $169,858 for the nine-month period ending September 30, 2005. Revenues generated by the Company in the first three quarters of 2005 were derived principally from management services, and not from Mahjong or related technologies, as the acquisition of MSL and MDI was only effected in September 2005.

Operating Expenses

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses and amortization. In Q3 2006, operating expenses increased by 91.1% to $1,622,400, compared to operating expenses of $849,012 in Q3 2005. This reflects the increased development, marketing and administrative expenses associated with our MSL and MDI subsidiaries, which were acquired by the Company in September 2005.

For the three-month period ending September 30, 2006, direct costs increased significantly to $476,577, compared to direct costs of $33,978 for the three-month period ending September 2005. Marketing and promotion expenses increased by 411.7% to $323,880 in Q3 2006, compared to marketing and promotion expenses of $63,297 in Q3 2005. In Q3 2006, administrative expenses increased by 44.8% to $604,754, compared to administrative expenses of $417,753 in Q3 2005. Amortization on property and equipment and assets under capital leases increased by 117.2% to $12,241 in the third quarter of 2006, compared to $5,636 in the third quarter of 2005. This reflects the increased investment in capital assets associated with the development of our Mahjong technology. In Q3 2006, amortization of deferred development costs was $204,948; no such expense was incurred in Q3 2005. As a result of the acquisition of MDI in September 2005, the Company is amortizing costs associated with the development of its Mahjong software over a three-year period. In Q3 2006, the Company recorded no impairment of goodwill. In Q3 2005, the Company recorded impairment of goodwill of $328,348 associated with its investment in CPC Econometrics, Inc, which it recently sold as previously outlined.

For the nine-month period ending September 30, 2006, operating expenses increased by 273.5% to $4,285,608, compared to operating expenses of $1,147,350 for the nine-month period ending September 30, 2005. For the first three quarters of 2006, direct costs increased significantly to $1,157,889, compared to direct costs of $33,978 for the first three quarters of 2005. For the nine-month period ending September 30, 2006, marketing and promotion expenses increased significantly to $830,642, compared to marketing and promotion expenses of $63,297 for the nine-month period ending September 30, 2005. For the first three quarters of 2006, administrative expenses increased by 131.9% to $1,649,223, compared to administrative expenses of $711,376 for the first three quarters of 2005. For the nine-month period ending September 30, 2006, amortization on property and equipment and assets under capital leases increased by 218.9% to $33,010, compared to $10,351 for the nine-month period ending September 30, 2005. Amortization of deferred development costs was $614,844 for the first three quarters of 2006; no such expense was incurred in the first three quarters of 2005. In the nine-month period ending September 30, 2006, the Company recorded no impairment of goodwill; in the nine-month period ending September 30, 2005, the Company recorded an impairment of goodwill of $328,348, as previously explained.

Loss from Operations

In Q3 2006, the Company’s loss from operations increased by 90.8% to $1,604,608, compared to a loss from operations of $840,854 in Q3 2005. For the nine-month period ending September 30, 2006, the Company’s loss from operations increased by 331.9% to $4,221,518, compared to a loss from operations of $977,492 for the nine-month period ending September 30, 2005.

Other Income and Expenses

Dynasty Gaming generated other interest income of $26,794 in the third quarter of 2006, compared to incurring other interest expenses of $3,387 in the third quarter of 2005. For the nine-month period ending September 30, 2006, the Company generated other interest income of $104,938, compared to incurring other interest expenses of $3,509 for the nine-month period ending September 30, 2005.

In Q3 2006, the Company incurred a foreign exchange loss of $3,813, compared to a foreign exchange gain of $15,216 in Q3 2005. For the first three quarters of 2006, the Company incurred a foreign exchange loss of $3,377, compared to a foreign exchange gain of $13,419 for the first three quarters of 2005.

Net Loss from Continuing Operations

In Q3 2006, the Company’s net loss from continuing operations increased by 90.8% to $1,581,627, compared to a net loss from continuing operations of $829,025 in Q3 2005. In the first three quarters of 2006, Dynasty Gaming’s net loss from continuing operations increased by 325.8% to $4,119,957, compared to a net loss from continuing operations of $967,582 in the first three quarters of 2005.

Net Earnings (Loss) from Discontinued Operations

Net earnings (loss) from discontinued operations include the net after-tax earnings of the Non-Mahjong Subsidiaries, as well as any gain on the sale of discontinued assets. For further information in this regard, readers of this MD&A are advised to consult Note 4 (Assets held for sale and discontinued operations) of the unaudited interim consolidated financial statements for the third quarter ending September 30, 2006.

In Q3 2006, the Company generated a net loss from discontinued operations of $119,664, compared to net earnings from discontinued operations of $274,728 in Q3 2005. The figure for Q3 2006 includes a net loss from discontinued operations of $144,379, which was partly offset by a gain on the sale of discontinued operations of $24,715 (the Non-Mahjong Subsidiaries were sold on September 30, 2006); the figure for Q3 2005 was entirely net income from discontinued operations.

For the nine-month period ending September 30, 2006, the Company generated a net loss from discontinued operations of $161,911, compared to net earnings from discontinued operations of $244,686 for the nine-month period ending September 30, 2005. The figure for the first three quarters of 2006 includes a net loss from discontinued operations of $186,626, which was partly offset by a gain on the sale of discontinued operations of $24,715; the figure for the first three quarters of 2005 was entirely net income from discontinued operations.

Net Loss

In Q3 2006, Dynasty Gaming’s net loss increased by 206.9% to $1,701,291, compared to a net loss of $554,297 in Q3 2005. For the nine-month period ending September 30, 2006, the Company’s net loss increased by 492.3% to $4,281,868, compared to a net loss of $722,896 for the nine-month period ending September 30, 2005.

In Q3 2006, Dynasty Gaming posted a net loss per common share (basic and fully diluted) of $0.022, compared to a net loss per share of $0.012 in Q3 2005. For the first three quarters of 2006, the Company’s net loss per share was $0.055, compared to a net loss per share of $0.018 for the first three quarters of 2005.

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

Mahjong Software Development Costs

The Company, upon the purchase of the Mahjong Mania companies, recorded $2.1 million in development costs and has deferred an additional $585,630 relating to the development of the Mahjong Mania Internet gaming software. These costs were not amortized as at December 31, 2005, given that the product was not fully launched. For the nine months ending September 30, 2006, the Company recorded amortization of deferred development costs of $614,844.

Development costs of the Internet-based gaming software Mahjong Mania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

		Accumulated	September 30, 2006	December 31, 2005
	Cost	Amortization	Net Book Value	Net Book Value
	$	$	$	$
Deferred Development Costs	2,459,363	614,844	1,844,519	2,736,451

Research and development tax credits in the amount of $277,088 were included as a reduction to the deferred development costs; the amount was based on the claims received.

Stock Options Expensing

The fair value compensation expense recorded for the nine months ended September 30, 2006 in respect to the Company’s Stock Option Plan was $326,156, as compared to $16,109 for September 30, 2005. The weighted average fair value of options granted during 2006 was estimated at $0.31 per share option using the Black-Scholes model on the date of the grant. The fair value compensation expense recorded for the year ending December 31, 2005, in respect of this plan, was $30,257; no options were granted in the year ending December 31, 2004. The weighted average fair value of options granted in 2005 was estimated at $0.11 using the Black-Scholes model on the date of the grant.

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

Foreign Currency Transactions

The Company generated other income of $22,981 in the third quarter of 2006, relating primarily to interest income and to foreign currency translation gains. Specifically, the Company incurred foreign exchange loss of $3,813 for the three months ended September 30, 2006, and other interest income of $26,794 during the same period. For the nine months ending September 30, 2006, the Company incurred foreign exchange loss of $3,377 and other interest income of $104,938 during the same period. In 2005, the Company generated other income of $7,749. This included $9,267 in foreign exchange gain and $831 in other interest income, which was offset by $2,349 paid in interest on liens. In 2004, the Company generated other income of $40,260. This included $24,979 in foreign exchange gain and $15,281 in other interest income. In 2003, the Company generated other income of $46,198, all of which was from other interest income. The decreased foreign currency gains experienced in 2005 were due to a decrease in accounts payable balances subject to foreign exchange rate fluctuations and declining foreign exchange rates in 2005 compared to 2004. The Company does not utilize hedges or forward contracts to mitigate foreign currency risk.

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

The effective date of the sale was September 30, 2006, accordingly, the results of operations, cash flows and financial position of CPC, CHCI and MedEvents Inc. are reported as discontinued operations and are presented for all periods as a single line item on the Company’s consolidated financial statements.

Consolidated results by quarters
	2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	$	$	$	$	$	$	$	$	$	$	$

Revenues	-	338	-	25,715	-	161,700	-	-	15,539	30,759	17,792

Net (loss) earnings from continuing operations	(86,356)	(11,305)	(396,399)	59,622	(104,821)	(33,736)	(820,867)	(411,750)	(1,268,954)	(1,269,376)	(1,581,627)

Discontinued operations	(378,987)	(473,661)	(2,029,926)	98,438	38,851	(68,893)	266,570	(49,913)	(105,907)	63,660	(144,379)
Gain on sale of discontinued operations	-	-	-	1,013,670	-	-	-	-	-	-	24,715

Net (loss) earnings	(465,343)	(484,966)	(2,426,325)	1,171,730	(65,970)	(102,629)	(554,297)	(461,663)	(1,374,861)	(1,205,716)	(1,701,291)

Net (loss) earnings per share
Basic	(0.012)	(0.013)	(0.063)	0.031	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)	(0.016)	(0.022)
Fully Diluted	(0.012)	(0.013)	(0.063)	0.031	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)	(0.016)	(0.022)

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

B.  Liquidity and Capital Resources

As at September 30, 2006, Dynasty Gaming had no debt and $2,355,208 in cash and restricted deposits of $41,270, compared with no debt and $5,755,213 in cash and $116,300 in restricted deposits as at December 31, 2005. This decrease in cash as at September 30, 2006, compared to the cash position as at December 31, 2005, is primarily as a result of the operating loss of the Company in the nine months of 2006. As at December 31, 2004, the Company had no debt and cash of $303,187 and restricted deposits of $120,200. The increase in cash as at December 31, 2005, compared to the cash position as at December 31, 2004, is primarily attributable to two private placements that were closed in April 2005 and December 2005, which are described in more detail below.

Dynasty Gaming had working capital, as defined as current assets less current liabilities, of $2,656,296 at September 30, 2006, compared to working capital of $5,853,636 at December 31, 2005. At December 31, 2004, the Company had working capital of $329,700.

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

Balance Sheet:
As at September 30, 2006, the Company had total assets of $5,751,396, compared to total assets of $11,286,534 as at December 31, 2005; total assets decreased from December 31, 2005 to September 30, 2006 primarily because of the decreased cash position, which was in turn due to the operating loss in the nine months of 2006, and the amortization of deferred development costs. As at December 31, 2004, total assets of the Company were $3,023,375; the principal reason for the increase in assets from December 31, 2004 to December 31, 2005 relates to the two private placements completed in 2005 and the capitalization of deferred development expenses associated with the acquisition of MSL and MDI in September 2005.

In addition to cash (as described above), as at December 31, 2005, the Company recorded assets held for sale (current assets) of $2,255,006 and assets held for sale (long-term assets) of $121,007. As at December 31, 2004, the Company had assets held for sale (current assets) of $2,081,833 and assets held for sale (long-term assets) of $158,258. The Company had capitalized deferred development costs in the amount of $1,844,519 as at September 30, 2006; the corresponding figure as at December 31, 2005 was $2,736,451. There were no deferred development costs as at December 31, 2004.

Total liabilities as at September 30, 2006 were $764,907, compared to total liabilities of $2,511,947 as at December 31, 2005 and total liabilities of $2,301,388 as at December 31, 2004. Liabilities related to assets held for sale (current liabilities) were $1,644,387 and liabilities related to assets held for sale (long-term liabilities) were $63,561 as at December 31, 2005; the figures as at December 31, 2004 were $1,740,483 and $94,319, respectively.

Shareholders’ equity as at September 30, 2006 was $5,751,396 and included capital stock of $12,610,464 and a deficit of $8,508,898. As at December 31, 2005, shareholders’ equity was $8,774,587 and included capital stock of $12,405,434 and a deficit of $4,037,111. The decrease in shareholders’ equity from December 31, 2005 to September 30, 2006 is principally attributable to the increased deficit as a result of the operating loss in the nine months of 2006. Shareholders’ equity as at December 31, 2004 was $721,987 and included capital stock of $3,589,810 and a deficit of $2,852,552. The increase in shareholders’ equity from December 31, 2004 to December 31, 2005 is attributable to the two private placements completed in April 2005 and December 2005.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of January 1, 2007. All of our directors are residents of Canada, with the exception of Kiyoshi Eguchi, who is a resident of Japan and Joseph Lau who is a resident of Hong Kong:

Name	Age	Position
Albert Barbusci	49	Director, President, and Chief Executive Officer
Mark Billings	36	Chief Financial Officer and Corporate Secretary
David Wolk	61	Director, President and Secretary of Mahjong Development Inc.
Kiyoshi Eguchi	66	Director
Joseph Lau	52	Director
Adriaan Brink	43	President and Director of Mahjong Systems Ltd.
Robert Nihon II	32	Director
* Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc. Moreover, Linda Lemieux resigned as Director, President and Secretary of Mahjong Development Inc., and Tony Barbusci resigned as Vice President of Finance and Corporate Secretary. Subsequently, Mark Billings was appointed as Corporate Secretary, Joseph Lau was appointed as Director and David Wolk was appointed as President and Secretary of Mahjong Development Inc. Subsequently, David Wolk resigned as a director of the Company and Robert Nihon II was appointed to the board of directors of the Company.

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

Robert Nihon II

Mr. Nihon has served as a director of the Company since January 1, 2007. He is presently Managing Director of the Bahamas-based Nihon Global Partners, which is a private family office that manages the capital of the Robert A. Nihon Family and a concentrated select group of individuals and institutional investors in the areas of asset management, real estate, private equity, venture capital and infrastructure. In his role with Nihon Global Partners, Mr. Nihon is focused on analyzing opportunities in asset management, infrastructure and private equity. His expertise has been in technology and Internet-related enterprises, as well as sports and athletic-related investments, specifically components product development and marketing.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has five executive officers and directors: Albert Barbusci, Robert Nihon II, Joseph Lau, Kiyoshi Eguchi and Mark Billings. The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 in respect of the individuals who were, at December 31, 2005, the Company’s directors and members of management:

		Actual Annual Compensation				Long-Term Compensation Awards
						Awards		Payouts
Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compens- ation	Director Compens- ation ($)	Securities Under Options Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Albert Barbusci, President, Chief Executive Officer and Director (1)(5)	2005	$0	Nil	$147,800	Nil	Nil	Nil	Nil	Nil

David Wolk, Director (5)(6)	2005	$0	Nil	$34,000	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Nil

Linda Lemieux, Director (2) (5)	2005	$0	Nil	$65,000	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Nil

Kiyoshi Eguchi, Director (5)	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Anthony Barbusci, Vice President of Finance and Corporate Secretary (7)	2005	$89,354.49	Nil	Nil	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Leased Automobile Company’s cost of providing benefit $7,860.00

Adriaan Brink (3)	2005	Nil	Nil	$17,320 (Sales Commissi- ons) $65,000 (Cash Compens-ation for consulting fees	Nil	333,333 shares exercisable at $0.44	Nil	Nil	Nil

Ian Sherrington (4)	2005	$20,000	Nil	$10,000	Nil	333,333 shares exercisable at $0.44	Nil	Nil	Nil

Robert Nihon II (8)	2005	--	--	--	--	--	--	--	--

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
(4) Ian Sherrington, President and Director of Mahjong Development Inc., was placed on salary as of November 1, 2005. Mr. Sherrington received $20,000 in 2005 as salary for his position as President of MDI, and $10,000 under a consulting agreement effective November 1, 2005. Mr. Sherrington’s fees are paid to Sherrington Systems, which is Mr. Sherrington’s personal operating company. Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Directors of Mahjong Development Inc., and Mr. Wolk resigned from the board of directors of the Company.
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
(8) Effective January 1, 2007, Mr. Wolk resigned from the board of directors of the Company and Robert Nihon II was appointed to the board of directors of the Company.

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

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as at May 31, 2006 (1):

Name	Title of Class	Securities Acquired on Exercise (#)	Exercise Price (Cdn $)	Unexercised Options at May 31, 2006 (#)	Expiry Date
Albert Barbusci	Common	Nil	$0.50	90,000	March 5, 2011

David Wolk	Common	Nil 82,000 Nil	$1.00 $0.15 $0.50	25,000 43,000 90,000	August 5, 2007 March 1, 2010 March 5, 2011

Linda Lemieux (5)	Common	61,667 Nil	$0.15 $0.50	63,333 90,000	March 1, 2010 March 5, 2011

Kiyoshi Eguchi	Common	Nil	$0.50	90,000	March 5, 2011

Anthony Barbusci (4)	Common	Nil Nil Nil	$0.75 $0.15 $0.50	100,000 125,000 90,000	March 25, 2007 March 1, 2010 March 5, 2011

Adriaan Brink (1)	Common	Nil	$0.44	333,333	September 21, 2010

Ian Sherrington (2)	Common	111,111	$0.44	222,222	September 21, 2010

Mark Billings (3)	Common	Nil	$0.50	500,000	March 5, 2011

Robert Nihon II (8)	--	--	--	--	--

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
(6) Since the date of filing of the Registration Statement, Amendment No.4, on Form 20-F with the SEC on November 24, 2006, David Wolk resigned as a director of the Company effective as of January 1, 2007 and Robert Nihon II was appointed as a member of the board of directors of the Company on equal date.

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

Committee of the Board of Directors

The Company maintains an Audit Committee, which is comprised of Albert Barbusci, Linda Lemieux, and Kiyoshi Eguchi. The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. Effective with David Wolk’s resignation as a director of the company, Mr. Wolk resigned as the Chair of the Audit Committee. As of the filing of this amended Registration Statement, the Company has not yet appointed a replacement Chair of the Audit Committee.

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

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:
Name	Number of Common Shares Held at December 31, 2006	Number of Options or Warrants Outstanding at December 31, 2006 [1]	Beneficial Ownership [2]	Percentage Of Class (11) (* indicates less than 1%)
Albert Barbusci [3]	13,803,000	90,000	13,848,000	15%
David Wolk [4]	Nil	115,000	70,000	*
Linda Lemieux [5]	180,000	90,000	165,000	*
Kiyoshi Eguchi [6]	Nil	90,000	45,000	*
Anthony Barbusci [7]	134,800	265,000	354,800	*
Adriaan Brink [8]	543,250	666,666	876,583	1%
Ian Sherrington [9]	6,562,688	222,222	6,729,355	7%
Robert Nihon	0	0	0	*
Total:	21,163,738	1,538,888	22,088,738	29%

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

(4) Mr. Wolk previously exercised 125,000 options at $0.15, acquiring 125,000 shares of the Company’s common stock. Beneficial share ownership includes 70000 vested stock options. Effective as of January 1, 2007 David Wolk resigned as a director of the Company.

(5) Ms. Lemieux previously exercised 125,000 options at $0.15, acquiring 125,000 shares of the Company’s common stock. Beneficial ownership includes 45,000 vested stock options. Since the date of filing of this Amended Registration Statement on Form 20-F with the SEC on September 20, 2006, Linda Lemieux resigned as President and Secretary of Mahjong Development Inc. and on November 1, 2006 she resigned as Director of Dynasty Gaming Inc.

(6) Beneficial ownership includes 45,000 vested stock options.
(7) Beneficial ownership includes 220,000 vested stock options. Since the date of filing of this Amended Registration Statement on Form 20-F with the SEC on September 20, 2006, Anthony Barbusci resigned as Vice President of Finance and Corporate Secretary of Dynasty Gaming Inc.

(8) Adriaan Brink holds the Company’s common stock through his personal operating company, Genesis Consulting Anstalt. Beneficial ownership includes 333,333 vested stock options.
(9) Mr. Sherrington previously exercised 111,111stock options at $0.44, acquiring 111,111 shares of the Company’s common stock. Beneficial ownership includes 166,667 vested stock options. Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Directors of Mahjong Development Inc.

(10) Robert Nihon II, Director, has no beneficial ownership. Effective as of January 1, 2007 Mr. Nihon II was appointed as a member of the board of directors
(11) Based on 91,526,893 shares outstanding as of September 9, 2006.
•* Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billing owns 49,000 shares of DNY common stock, as well as options to purchase 500,000 shares of DNY common stock at a strike price of $0.50 per share, which expires on March 5, 2011. and options to purchase 200,000 shares of DNY common stock at a strike price of $0.54 per share, which expires on November 1, 2011.
•  Sean Briscoe, Chief Information Officer, was hired as consultant on November 1, 2006. Mr. Briscoe has options to purchase 100,000 shares of DNY common stock at a strike price of $0.54 per share, which expires on November 1, 2011
•  Joseph Lau, Director, has options to purchase 100,000 shares of DNY common stock at a strike price of $0.54 per share, which expires on November 1, 2011.

Stock Option Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On February 24, 2006 the aggregate number of shares reserved for issuance was increased to 7,500,000 from the previous aggregate of 5,500,000. On October 6, 2006 a new plan was approved by the board to replace the old plan. Under the new plan the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.

Under the old plan, options were periodically granted to purchase common shares at an exercise price which is equal to the price quoted on the exchange on the date on which the grant of the option is approved by the board, less the maximum discount permitted under the Exchange’s policies applicable to options. Generally, these options vest in six equal instalments over a period of 18 months, with the first instalment vesting immediately and the remaining options vesting upon 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminate 5 years after the grant.

Under the new plan, the option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting. The options are exercisable up to a maximum of 5 years after the grant.

As of December 31, 2006 the maximum aggregate number of shares reserved for issuance was 9,152,689. Of the 9,152,689 common shares available for issuance, 8,476,999 have been awarded.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

    As of December 31, 2006, a total of 91,526,893 common shares in our capital stock were issued and outstanding.

To the best of Dynasty’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Dynasty, except for those listed below:
Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Common Shares	Albert Barbusci	14,019,000(3)	15.0%

Common Shares	Richard Groome	11,419,000 (4)	11.0%

Common Shares	Ian Sherrington	7,539,343(5)	7.0%

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

(2)	Based on 91,526,893 common shares issued and outstanding at December 31, 2006.
(3)
Mr. Barbusci’s beneficial ownership includes 13,803,000 shares held by Mr. Barbusci, personally and through Cadence Holdings, a corporation of which Mr. Barbusci is President and greater than 10% shareholder, as well as 186,000 shares held by Mr. Barbusci’s wife and minor children and 45,000 of vested stock options.

(4)	Mr. Groome’s beneficial ownership includes 8,697,000 common shares and warrants underlying 2,721,500 common shares.
(5)
Mr. Sherrington’s beneficial ownership includes previously exercised 111,111 stock options at $0.44, acquiring 111,111 shares of the Company’s common stock, and 166,667 vested stock options. Since the date of the filing of this Registration Statement on Form 20-F with the SEC on July 11, 2006, Ian Sherrington resigned as the President and Directors of Mahjong Development Inc.

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

Genesis Consulting, a company controlled by Adriaan Brink, the President of our MSL subsidiary, charged direct costs of $8,742 to MSL.

Administrative costs were charged by:

Cadence Communications charged administrative costs of $152,800 to the Company for the management services provided by Albert Barbusci. Mr. Barbusci is not compensated directly by the Company but is paid through his personal company, Cadence Communications Inc.
David Wolk, a director of the Company, provides various communications services, including drafting press releases and business plans. There is no written agreement or contract between Mr. Wolk and the Company or any of its subsidiaries. His fees for the year amounted to $25,050 and were billed to the Company. Subsequent to the filing of the Company Registration Statement on Form 20-F, Amendment NO. 4, effective as of January 1, 2007, Mr. Wolk resigned as a director of the Company.

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

Director fees were paid as follows: $3,000 to Albert Barbusci; $3,000 to David Wolk; $3,000 to Linda Lemieux and $2,000 to Kiyoshi Eguchi.

Related Party Transactions for the period ended December 31, 2005

As at the year ended December 31, 2005, the Company’s accounts payable resulting from related party transactions totaled an aggregate of $21,337. These amounts were paid within 30 days from receipt of the invoices.

Direct costs were paid to:

Cadence Communications, Lisnacullen Farms, and Vision 2011 in the aggregate amount of $517,389. These costs were paid to Cadence Communications in the amount of $134,651 for management consulting services to CPC Econometrics. Lisnacullen Farms was paid the amount of $322,738 for management, administrative and advisory services to CPC Econometrics. Vision 2011 was paid the amount of $60,000 for management consulting services provide by Linda Lemieux to the Company’s subsidiary, Mahjong Development Inc.

Administrative costs were paid to:

Cadence Communications, David Wolk and Genesis Consulting in the aggregate amount of $257,580. These costs were paid to Cadence Communications in the amount of $152,800 for management services provided by Albert Barbusci to the Company. David Wolk was paid $25,050 for various communication services provided to the Company. Genesis Consulting was paid $65,000 for management services provided by Adriaan Brink to the Company’s subsidiary Mahjong Systems Limited and $15,000 for services provided to the Company.

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

B.  Significant Changes

There have been no significant changes to the business of Dynasty since September 30, 2006 except as disclosed herein.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under the symbol “DNY.” The TSX Venture Exchange is monitored by the Ontario Securities Commission. Our common shares began trading on the TSX Venture Exchange under the symbol “DNY” on December 9, 2005. Before we were listed as “DNY” and prior to our name change, our common shares were traded on the TSX Venture Exchange under the name Events International Holding Corporation and under the symbol “EIH.” As of December 31, 2006, the stock price on the TSX Venture Exchange was CDN$0.85.

Our common shares are not currently traded on any US trading market. The high and low closing trading prices of our common shares for each full financial quarter for the two most recent full financial years are listed in the following chart.

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
Year Ended December 31, 2005 First Quarter	1.35	0.39
Second Quarter	1.45	0.73
Third Quarter	0.93	0.47
Fourth Quarter	1.11	0.35
Year Ended December 31, 2004 First Quarter	0.40	0.16
Second Quarter	0.40	0.095
Third Quarter	0.095	0.05
Fourth Quarter	0.10	0.03

The high and low closing trading prices of our common shares for the five most recent full financial years are listed in the following chart.

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
2006	1.45	0.35
2005	0.66	0.15
2004	0.40	0.03
2003	0.65	0.17
2002	1.48	0.45
2001*	n/a	n/a
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

As of December 31, 2006, there were 91,526,893 shares of our common stock outstanding; there were approximately 1,159 registered holders of our common stock. As of May 31, 2006, there were 77,321,559 shares of our common stock outstanding, of which approximately 18% of the total outstanding common stock was held by 32 registered holders located in the United States.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “DNY”.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.  Capital Share

Common stock. We presently are authorized to issue an unlimited number of shares of our common stock, no par value per share. As at December 31, 2006, we had  91,526,893 shares of our common stock issued and outstanding.

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

Options. Set forth below is a table summarizing the 5,933,666 outstanding options to purchase shares of our common stock as of November 1, 2006.

Name	# of Options Granted	Exercise Price	Expiry Date	Exercised	Balance 2006
Anthony Barbusci	100,000	0.75	25-Mar-07	-	100,000
David Wolk	25,000	1.00	5-Aug-07	-	25,000
Max Jarvie	5,000	0.38	23-Jun-08	-	5,000
Valerie Vucko	10,000	0.38	23-Jun-08	10,000	-
Anthony Barbusci	125,000	0.15	1-Mar-10	-	125,000
David Wolk	125,000	0.15	1-Mar-10	82,000	43,000
Linda Lemieux	125,000	0.15	1-Mar-10	61,667	63,333
Max Jarvie	20,000	0.15	1-Mar-10	-	20,000
Valerie Vucko	10,000	0.15	1-Mar-10	-	10,000
Michel Vezina	50,000	0.15	1-Mar-10	33,333	16,667
Grant Cregan	25,000	0.15	1-Mar-10	16,666	8,334
Dolores Di Re	20,000	0.15	1-Mar-10	-	20,000
Clare Vincelli	5,000	0.15	1-Mar-10	-	5,000
Rita De Marco	5,000	0.15	1-Mar-10	-	5,000
Graeme McDonald	5,000	0.15	1-Mar-10	-	5,000
Barbara Novek	25,000	0.15	1-Mar-10	16,000	9,000
Genesis Consulting	333,333	0.44	21-Sep-10	-	333,333
Ian Sherrington	333,333	0.44	21-Sep-10	111,111	222,222
Alan Tucker	1,150,000	0.50	17-Oct-10	-	1,150,000
Qian (Cheryl) Chen	10,000	0.45	25-Oct-10	3,000	7,000
Ernst van der Meché	21,000	0.44	1-Nov-10	-	21,000
Alliance Advisors, LLC	200,000	0.50	29-Dec-10	-	200,000
Dolores Di Re	10,000	0.50	25-Jan-11	-	10,000
Alan Tucker	350,000	0.50	1-Feb-11	-	350,000
Eric Capel	6,000	0.50	12-Feb-11	-	6,000
Albert Barbusci	90,000	0.50	5-Mar-11	-	90,000
David Wolk	90,000	0.50	5-Mar-11	-	90,000

Linda Lemieux	90,000	0.50	5-Mar-11	-	90,000
Kiyoshi Eguchi	90,000	0.50	5-Mar-11	-	90,000
Anthony Barbusci	90,000	0.50	5-Mar-11	-	90,000
Mark Billings	500,000	0.50	5-Mar-11	-	500,000
Robert Josephson	250,000	0.80	16-Mar-11	-	250,000
Peter Kjaer	700,000	1.00	6-Apr-11	-	700,000
Derek McKee	100,000	1.11	3-May-11	-	100,000
Neil Pitman	45,000	1.11	3-May-11	-	45,000
Fengmin Zhang	30,000	1.11	3-May-11	-	30,000
Richard Elton	30,000	1.11	3-May-11	-	30,000
Stanley Zhang	30,000	1.11	3-May-11	-	30,000
Feng Hua	30,000	1.11	3-May-11	-	30,000
Youssef Masrour	30,000	1.11	3-May-11	-	30,000
Anne Lise Dupuis	20,000	1.11	3-May-11	-	20,000
ShengJie Xia	20,000	1.11	3-May-11	-	20,000
Ernst van der Meché	40,000	1.11	3-May-11	-	40,000
Adam Sofineti	30,000	1.11	3-May-11	-	30,000
Francis Fong	30,000	1.11	3-May-11	-	30,000
Xuesong Ma	5,000	1.11	3-May-11	-	5,000
Ding Jun	5,000	1.11	3-May-11	-	5,000
Hengbin Luo	5,000	1.11	3-May-11	-	5,000
Mark Billings	200,000	0.54	31-October-11	-	200,000
Joseph Lau	90,000	0.54	31-October-11	-	90,000
Sean Briscoe	100,000	0.54	31-October-11	-	100,000
Max Jarvie	100,000	0.54	31-October-11	-	100,000

Warrants.    As at December 1, 2006, the Company had issued 19,500,000 Share Purchase Warrants through a private placement of its common shares, and 1,350,000 Broker Stock Warrants. Each Share Purchase Warrant and Broker Stock Warrant may be exercised at the below-referenced exercise price to purchase one (1) common share.
Set forth below is a table summarizing all outstanding Share Purchase Warrants of the Company’s common stock, as of September 30, 2006:

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

On November 1, 2006, the board of directors of the Company granted a total of 490,000 stock options to the following individuals:

Name	Title	Options Granted
Joseph Lau	Director	90,000
Mark Billings	Chief Financial Officer	200,000
Sean Briscoe	Chief Information Officer	100,000
Max Jarvie	Consultant	100,000
Total		490,000

Mr. Lau and Mr. Briscoe were granted stock options upon joining the Company as a Director and as Chief Information Officer, respectively. Mr. Billings was granted stock options for reaching a milestone, as per his employment contract with the Company. Mr. Jarvie received stock options as part of his compensation as a consultant to the Company.

These stock options were granted in accordance with the Company’s Stock Option Plan and the rules and regulations of the TSX Venture Exchange. Each option entitles the holder to purchase one common share of the Company at a strike price of $0.54, which was the closing price of the common shares of Dynasty Gaming Inc. the previous day (October 31, 2006). These options expire on October 31, 2011 and vest in six equal installments: one-sixth vest immediately; one-sixth vest six months after the grant (May 1, 2007); one-sixth vest nine months after the grant (August 1, 2007); one-sixth vest one year after the grant (November 1, 2007); one sixth vest 15 months after the grant (February 1, 2008); and a final one-sixth vest 18 months after the grant (May 1, 2008).

Private Placement - November 17, 2006

On November 17, 2006, the Company completed a non-brokered private placement, raising gross proceeds of $5,000,000 through the issuance of 10,000,000 units (“Units”) to investors at a price of $0.50 per Unit. Each Unit was composed of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant is exercisable into one common share at an exercise price of $0.75 on or before November 17, 2008. The shares and the underlying shares from the exercise of the Warrants are subject to a four-month hold in Canada.

These Units were issued to investors in a private placement transacction, pursuant to prospectus exemptions under applicable securities legislation in Canada. More specifically, the Units were issued to residents of the Canadian provinces of Ontario, Alberta, British Columbia and Quebec who were “accredited investors”, as such term is defined in National Instrument 45-106 (“NI 45-106”). In the case of an individual, for example, an “accredited investor” as defined by NI 45-106 includes, but is not limited to, the following:

•
An individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any liabilities, exceeds $1,000,000; or

•
An individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year.

All investors from Canada certified that they were accredited investors, as defined by NI 45-106.

Furthermore, the Units offered and sold by the Company to US investors were exempt from registration under Section 4(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended. There was a total of one US investor that participated in the private placement, who represented and certified to the Company that it is an accredited investor and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced person, the Company made independent determinations that the above-referenced person was an accredited or sophisticated investors, and it was capable of analyzing the merits and risks of their investment, and that it understood the speculative nature of its investment. Furthermore, the above-referenced person was provided with access to the Company’s Securities and Exchange Commission filings and equivalent Canadian filings. In addition, an appropriate restrictive legend was placed on all of the Company’s certificates issued to aforementioned investors. Last, Investors resident outside of Canada or the United States had to certify and provide documentation that they were able to purchase the Units. The Company determined that these investors were able to purchase the Units in the private placement.

The following table shows the jurisdictions of residency of the investors in the private placement, the number of investors from each jurisdiction and the dollar value of their investments:

Jurisdiction	# of Investors	$ Value of Investment
Canada
Quebec	14	$1,925,000
Ontario	7	$2,047,500
British Columbia	2	$40,000
Alberta	1	$50,000
United States	1	$412,500
Bahamas	1	$500,000
Hong Kong	1	$25,000
Total	27	$5,000,000

Private Placement - November 24, 2006

On November 24, 2006, the Company completed a non-brokered private placement, raising gross proceeds of $1,000,000 through the issuance of 2,000,000 Units on terms similar to those of the private placement that closed on November 17, 2006. The Company relied upon the accredited investor exemption under NI 45-106, as explained previously for Canadian investors. There were two US investors in this private placement.

Furthermore, the Units offered and sold by the Company to US investors in the November 24, 2006 private placement were also exempt from registration under Section 4(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended. There was a total of two US investors that participated in the private placement, who represented and certified to the Company that they are accredited investors and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, the Company made independent determinations that the above-referenced persons were accredited or sophisticated investors, and they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of its investment. Furthermore, the above-referenced persons were provided with access to the Company’s Securities and Exchange Commission filings and equivalent Canadian filings. In addition, an appropriate restrictive legend was placed on all of the Company’s certificates issued to aforementioned investors. Last, Investors resident outside of Canada or the United States had to certify and provide documentation that they were able to purchase the Units. The Company determined that these investors were able to purchase the Units in the private placement.

The following table shows the jurisdictions of residency of the investors in this private placement that closed November 24, 2006, the number of investors from each jurisdiction and the dollar value of their investments:

Jurisdiction	# of Investors	$ Value of Investment
Canada
Quebec	12	$452,500
Ontario	2	$110,000
United States	2	$437,500
Total	16	$1,000,000

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

DYNASTY GAMING INC.

Date: January 11, 2006	By:	/s/ Mark Billings
Name: Mark Billings
Title: Chief Financial Officer & Corporate Secretary

DYNASTY GAMING INC. DECEMBER 31, 2005 AND 2004 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page

DYNASTY GAMING INC. - Nine Months Ended September 30, 2006 and 2005 (Unaudited)

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations and Deficit	F-3

Consolidated Statements of Cash Flows	F-4

Notes to Consolidated Financial Statements	F-5 - F-14

DYNASTY GAMING INC. - Fiscal Years Ended December 31, 2005 and 2004 (Audited)

Auditors' Report	F-15

Consolidated Balance Sheets	F-17

Consolidated Statements of Operations and Deficit	F-18

Consolidated Statements of Shareholders' Equity	F-19

Consolidated Statements of Cash Flows	F-20

Notes to Consolidated Financial Statements	F-21 - F-43

DYNASTY GAMING INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)
	September 30, 2006	December 31, 2005
	$	$
ASSETS
Current assets
Cash	2,355,208	5,755,213
Restricted deposits	41,270	116,300
Accounts receivable	581,011	129,482
Prepaid expenses and deposits	143,714	46,021
Other receivable (Note 4)	300,000	-
Assets held for sale (Note 4)	-	2,255,006
	3,421,203	8,302,022
Deferred development costs (Note 5)	1,844,519	2,736,451
Property and equipment	467,667	104,052
Assets under capital leases	18,007	23,002
Assets held for sale (Note 4)	-	121,007

	5,751,396	11,286,534

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	700,450	750,088
Deferred revenue	63,508	48,908
Current portion of obligations under capital leases	949	5,003
Liabilities related to assets held for sale (Note 4)	-	1,644,387
	764,907	2,448,386
Liabilities related to assets held for sale (Note 4)	-	63,561
	764,907	2,511,947

Shareholders' equity
Capital stock (Note 6)	12,610,464	12,405,434
Contributed surplus	120,653	120,653
Other capital	764,270	475,530
Cumulative translation adjustment (Note 4)	-	(189,919)
Deficit	(8,508,898)	(4,037,111)
	4,986,489	8,774,587
	5,751,396	11,286,534
Subsequent events and Canadian and United States accounting policies differences (Notes 10 and 13)

On behalf of the board:

"Albert Barbusci”, _Director

"David Wolk" , _Director *

*Effective as of January 1, 2007, Mr. Wolk resigned as the Company’s Director.

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED
(unaudited)
	September 30, 2006		September 30, 2005
	3 months	9 months	3 months	9 months
	$	$	$	$
Revenues	17,792	64,090	8,158	169,858
Operating expenses
Direct costs	476,577	1,157,889	33,978	33,978
Marketing and promotion	323,880	830,642	63,297	63,297
Administrative	604,754	1,649,223	417,753	711,376
Amortization - property and equipment and assets under capital leases	12,241	33,010	5,636	10,351
Amortization - deferred development costs	204,948	614,844	-	-
Impairment - goodwill	-	-	328,348	328,348
	1,622,400	4,285,608	849,012	1,147,350
Loss from operations	(1,604,608)	(4,221,518)	(840,854)	(977,492)
Other
Other interest income (expense)	26,794	104,938	(3,387)	(3,509)
Foreign exchange (loss) gain	(3,813)	(3,377)	15,216	13,419
	22,981	101,561	11,829	9,910
Net loss from continuing operations	(1,581,627)	(4,119,957)	(829,025)	(967,582)
Net (Loss) income from discontinued operations (Note 4)	(144,379)	(186,626)	274,728	244,686
Gain on sale of discontinued operations (Note 4)	24,715	24,715	-	-
Net (loss) income from discontinued operations	(119,664)	(161,911)	274,728	244,686

Net loss	(1,701,291)	(4,281,868)	(554,297)	(722,896)
Deficit, beginning of period	(6,617,688)	(4,037,111)	(3,021,151)	(2,852,552)
Cumulative translation adjustment (Note 4)	(189,919)	(189,919)	-	-
Deficit, end of period	(8,508,898)	(8,508,898)	(3,575,448)	(3,575,448)

Net loss per share
Basic and diluted
From continuing operations	(0.020)	(0.053)	(0.018)	(0.023)
From discontinued operations	(0.002)	(0.002)	0.006	0.006
	(0.022)	(0.055)	(0.012)	(0.018)

Weighted average number of common shares
Basic	77,485,443	77,234,330	45,537,347	41,184,704
Diluted	77,485,443	77,234,330	45,537,347	41,184,704

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
(unaudited)	September 30, 2006		September 30, 2005
	3 months	9 months	3 months	9 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,581,627)	(4,119,957)	(829,025)	(967,582)
Items not requiring cash flows:
Amortization of property and equipment and assets under capital leases	12,241	33,010	5,636	10,351
Amortization of deferred development costs	204,948	614,844	-	-
Impairment - goodwill	-	-	328,348	328,348
Stock based compensation	111,570	326,156	11,196	16,109
Net change in receivables	(350,560)	(1,301,217)	236,319	49,837
Net change in prepaid expenses	(13,956)	(97,693)	43,953	32,729
Net change in payables and accrued liabilities	708,683	1,306,204	(929,531)	(836,844)
Net change in deferred revenue	(14,600)	14,600	40,750	40,750
	(923,301)	(3,224,053)	(1,092,354)	(1,326,302)
Cash flows from investing activities
Acquisition of property and equipment	(218,521)	(391,630)	(4,808)	(4,808)
Increase in development costs - gaming software	-	-	(268,566)	(268,566)
Tax credits received for development costs	-	277,088	-	-
Loans receivable	-	-	617,825	30,200
Cash acquired on acquisition	-	-	6,863	6,863
	(218,521)	(114,542)	351,314	(236,311)
Cash flows from financing activities
Restricted deposits	(50)	75,030	6,270	3,930
Repayment of obligations under capital lease	(1,390)	(4,054)	(6,944)	(20,303)
Decrease in loans	-	-	(12,438)	(12,438)
Other receivable (Note 4)	(300,000)	(300,000)	-	-
Cash transferred on sale of business (Note 4)	(1,029,789)	(1,029,789)	-	-
Issuance of common shares	14,425	167,614	946,667	2,146,667
Share issuance costs - private placements	-	-	-	(157,506)
	(1,316,804)	(1,091,199)	933,555	1,960,350
Change in cash and cash equivalents from continuing operations	(2,458,626)	(4,429,794)	192,515	397,737
Change in cash and cash equivalents from discontinued operations (Note 4)	(191,275)	731,736	204,074	1,574,824
Net change in cash and cash equivalents	(2,649,901)	(3,698,058)	396,589	1,972,561
Cash and cash equivalents, beginning of period	5,005,109	6,053,266	1,895,017	319,045
Cash and cash equivalents, end of period	2,355,208	2,355,208	2,291,606	2,291,606
Includes cash and cash equivalents related to:
Continuing operations	2,355,208	2,355,208	705,803	705,803
Discontinued operations	-	-	1,585,803	1,585,803
	2,355,208	2,355,208	2,291,606	2,291,606

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

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

2.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act. Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software. The Company is committed to devoting its management and financial resources to the on-line gaming business; therefore, it has sold its MedEvents (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics (“CPC”) subsidiaries (Note 4).

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

Disposal of long-lived assets and discontinued operations

The Company adopted the CICA Handbook Section 3475, Disposal of long-lived assets and discontinued operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed. Under this section, an asset classified as held for sale is measured at the lower of carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The impact of the adoption of this standard is reflected on the interim consolidated financial statements (see Note 4).

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

4.	Assets held for sale and discontinued operations

Effective September 30, 2006 the Company discontinued all activities outside of its main business focus and in November 2006 sold 100% of the issued and outstanding shares of the 3 subsidiaries: MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”). The sale was ratified by the Board of Directors with effective date of September 30, 2006 at which date the acquirer took control. The agreement which is expected to close in November 2006 sets the purchase price at $300,000: $150,000 in cash payable on the closing date and $150,000 payable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date.

The Company has recorded the sale in these interim financial statements and the net effect of the disposition on the Company cash position was ($1,029,789): $300,000 proceeds receivable and $1,029,789 cash disposed.

The effect of the sale on the Company’s equity is as follows:

Gain on sale of discontinued operations:
Book value of subsidiaries as of September 30, 2006	$(275,285)
Proceeds from sale	300,000
$24,715

Cumulative translation adjustment as of December 31, 2005, which arose from the translation to Canadian dollars of the assets and liabilities of CPC Econometrics Inc., the Company’s foreign self-sustaining US operations, have been written off to the Company’s opening deficit. The effect of this write off to the deficit at the beginning of period is ($189,919).

The results of the operations, cash flows and financial position of MED, CHC and CPC have been segregated in the accompanying interim consolidated financial statements

The results of discontinued operations presented in the accompanying interim consolidated statements of income were as follows for the interim period ended:

	SEPTEMBER 30, 2006		SEPTEMBER 30, 2005
	3 Months	9 months	3 Months	9 months
	$	$	$	$
Revenues	784,665	1,710,323	1,969,610	6,208,819
Operating expenses
Direct costs	797,521	1,526,896	432,194	3,494,344
Selling	30,726	114,100	48,873	176,975
Administrative	53,239	199,666	1,149,298	2,078,981
Amortization	6,456	28,675	9,313	27,938
Interest (income) expense	(3,997)	(5,068)	(6,324)	(4,899)
Foreign exchange loss (gain)	2,860	(9,360)	(18,148)	(11,183)
Gain on sale of equipment	(4,694)	(4,893)	-	-
	882,111	1,850,016	1,615,206	5,762,156
(Loss) earnings before income taxes	(97,446)	(139,693)	354,404	446,718
Income taxes	-	-	79,676	202,032
(Loss) income from discontinued operation	(97,446)	(139,693)	274,728	244,686

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

4.	Assets held for sale and discontinued operations - cont’d

	SEPTEMBER 30, 2006		SEPTEMBER 30, 2005
	3 Months	9 months	3 Months	9 months
	$	$	$	$
(Loss) income from discontinued operation	(97,446)	(139,693)	274,728	244,686
Cumulative translation adjustment loss	(46,933)	(46,933)	-	-
Net (loss) income from discontinued operation	(144,379)	(186,626)	274,728	244,686

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows were as follows for the interim period ended:

	SEPTEMBER 30, 2006		SEPTEMBER 30, 2005
	3 Months	9 months	3 Months	9 months
	$	$	$	$
Operating activities	(2,309)	1,168,086	265,558	1,702,620
Investing activities	13,051	5,258	3,770	(2,138)
Financing activities	(208,437)	(420,572)	2,844	(66,982)
Effect of exchange rates changes on cash and cash equivalents	6,420	(21,036)	(68,908)	(58,676)
Cash flows from discontinued operations	(191,275)	731,736	204,074	1,574,824

The assets held for sale and the related liabilities were as follows as at December 31, 2005:

$
Current assets
Cash	298,053
Accounts receivable	1,629,089
Work-in-process	30,866
Prepaid expenses and deposits	296,998
2,255,006
Long term assets
Property and equipment	79,228
Asset under capital lease	41,779
121,007
2,376,013
Current liabilities
Bank indebtedness	85,337
Accounts payable and accrued liabilities	844,317
Income taxes payable	13,491
Deferred revenue	189,721
Current portion of obligation under capital lease	13,959
Current portion of long term debt	249,400
Future tax liabilities	248,162
1,644,387
Long term liabilities
Obligation under capital lease	27,161
Long term debt	36,400
63,561
1,707,948

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

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

			September 30,2006	December 31,2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Deferred Development Costs	2,459,363	614,844	1,844,519	2,736,451

Research and development tax credits in the amount of $277,088 were included as a reduction to the deferred development costs; the amount was based on the claims received.

6.	Capital Stock

a) Authorized

The Company is authorized to issue an unlimited number of common shares.

b)	Warrants, rights and options exercised during the nine month interim period

	Number	Average Exercise Price	Proceeds *
	#	$	$
Warrants	75,000	0.50	41,250
Rights	257,334	0.15	46,320
Options	373,944	0.24	117,460
	706,278		205,030
*“Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers issue costs and warrants costs.

Issued common shares:

	SEPTEMBER 30, 2006		December 31, 2005
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	76,854,115	12,405,434	36,187,782	3,589,810
Issuance- private placements	-	-	23,000,000	5,344,447
Issuance- business acquisition	-	-	9,000,000	1,350,000
Issuance- warrants, rights and options exercised	706,278	205,030	8,666,333	2,121,177
Common shares, end of period	77,560,393	12,610,464	76,854,115	12,405,434

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

7.	Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On February 24, 2006 the aggregate number of shares reserved for issuance was increased to 7,500,000 from the previous aggregate of 5,500,000. On October 6, 2006 a new plan was approved by the board to replace the old plan. Under the new plan the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.

Under the old plan, options were periodically granted to purchase common shares at an exercise price which is equal to the price quoted on the exchange on the date on which the grant of the option is approved by the board, less the maximum discount permitted under the Exchange’s policies applicable to options. Generally, these options vest in six equal instalments over a period of 18 months, with the first instalment vesting immediately and the remaining options vesting upon 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminate 5 years after the grant.

Under the new plan, the option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting. The options are exercisable up to a maximum of 5 years after the grant.

The fair value compensation expense recorded for the nine months ended September 30, 2006, in respect of the plans, was $326,156 (September 30, 2005 - $16,109). The weighted average fair value of options granted during 2006 was estimated at $0.31 per share option using the Black-Scholes model on the date of grant. The following weighted-average assumptions were used:

Risk-free interest rate	5.7%
Expected life	1.5 years
Expected volatility in the market price of the shares	83%
Expected dividend yield	nil

The number of options has varied as follows:

	September 30, 2006		December 31, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	2,605,749	0.44	200,000	0.73
Forfeited	1,750	0.15	107,750	0.47
Granted	3,259,333	0.73	2,637,166	0.41
Exercised	373,944	0.24	123,667	0.15
Outstanding at end of year	5,489,388	0.62	2,605,749	0.44
Options exercisable at end of year	1,738,223	0.55	561,361	0.38

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

8.	Supplemental Cash Flow Information

Non- cash investing and financing activities.

	September 30, 2006		September 30, 2005
	3 Months	9 months	3 Months	9 months
	$	$	$	$
Acquisition of assets through capital leases	-	-	-	32,432
Capital lease obligation	-	-	-	(32,432)
Cost of broker options	-	-	24,000	24,000
Other capital	-	-	(24,000)	(24,000)
Issuance of shares- business acquisition	-	-	1,343,137	1,343,137
Increase in development costs due to amortization	-	-	3,258	3,258
Increase in common stock due to reduction in other capital pursuant to stocwarrants, rights and options issued	1,411	37,416	-	-

9.	Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	September 30, 2006		September 30, 2005
	3 Months	9 months	3 Months	9 months
	$	$	$	$
Direct costs paid to	139,949	211,206	160,096	520,835
Administrative costs paid to	97,900	293,900	51,992	131,150

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at September 30, 2006, the Company has $10,912 accounts payable to related parties (December 31, 2005 - $183,151).

10.	Subsequent Events

 On November 1, 2006, the Company granted 490,000 stock options to directors, officers and consultants at an exercise price of $0.54 per option.

 On November 17, 2006, the Company granted 1,000,000 stock options to Opal Limited at an exercise price of $1.00 per option.

In November 2006, the Company closed two non-brokered private placements for gross proceeds of $6,000,000 and issued 12,000,000 units of the Company at a price of $0.50 per unit. Each unit consists of one common share and one common share purchase warrant, each entitling the holder to acquire one additional common share at a price of $0.75 per share for a period of two years. The costs of the private placements are estimated at $438,000.

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

11.	Comparative Figures

The assets and liabilities as well as the operations and cash flows of the discontinued operations (see Note 4) were segregated in the accompanying interim financial statements and were reported as distinct line items. Correspondingly, comparative figures for the prior period have been reclassified to conform to this presentation.

12.	Segmented Information

September 30, 2006

	Consolidated		Intersegment eliminations		Dynasty Gaming Inc		Mahjong
	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months
	$	$	$	$	$	$	$	$
Revenues	17,792	64,090	-	-	-	-	17,792	64,090
Direct cost	476,577	1,157,889	-	-	-	-	476,577	1,157,889
Marketing and promotion	323,880	830,642	-	-	217,967	554,748	105,913	275,894
Administration	604,754	1,649,223	-	-	554,228	1,464,312	50,526	184,911
Amortization	217,189	647,854	123,486	370,458	2,960	7,968	90,743	269,428
	1,622,400	4,285,608	123,486	370,458	775,155	2,027,028	723,759	1,888,122
Loss from operations	(1,604,608)	(4,221,518)	(123,486)	(370,458)	(775,155)	(2,027,028)	(705,967)	(1,824,032)
Other
Interest income (expense)	26,794	104,938	-	-	27,353	107,047	(559)	(2,109)
Foreign exchange (loss) gain	(3,813)	(3,377)	-	-	(2,464)	396	(1,349)	(3,773)
Loss on sale of investment	-	-	265,431	265,431	(265,431)	(265,431)	-	-
	22,981	101,561	265,431	265,431	(240,542)	(157,988)	(1,908)	(5,882)
Net loss from continuing operations	(1,581,627)	(4,119,957)	141,945	(105,027)	(1,015,697)	(2,185,016)	(707,875)	(1,829,914)

Segment assets as of September 30, 2006

Segment assets excluding under-noted	3,906,877	(3,589,839)	6,639,294	857,422
Investment	-	(1,350,000)	1,350,000	-
Deferred development costs	1,844,519	1,111,368	-	733,151
	5,751,396	(3,828,471)	7,989,294	1,590,573

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

12.	Segmented Information - cont’d

The Company's revenues are generated from the following geographical areas:

	September 30, 2006		September 30, 2005
	3 Months	9 Months	3 Months	9 Months
	$	$	$	$
Canada	-	-	-	95,700
United Kingdom	-	-	-	66,000
Other countries	17,792	64,090	8,158	8,158
Total sales revenues	17,792	64,090	8,158	169,858

September 30, 2005

	Consolidated		Intersegment eliminations		Dynasty Gaming Inc		Mahjong
	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months
	$	$	$	$	$	$	$	$
Revenues	8,158	169,858	(55,192)	(219,692)	55,192	381,392	8,158	8,158
Direct cost	33,978	33,978	-	-	-	-	33,978	33,978
Marketing and promotion	63,297	63,297	-	-	-	-	63,297	63,297
Administration	417,753	711,376	(55,192)	(219,692)	335,404	793,527	137,541	137,541
Amortization	5,636	10,351	-	-	2,357	7,072	3,279	3,279
Impairment	328,348	328,348	-	-	328,348	328,348	-	-
	849,012	1,147,350	(55,192)	(219,692)	666,109	1,128,947	238,095	238,095
Loss from operations	(840,854)	(977,492)	-	-	(610,917)	(747,555)	(229,937)	(229,937)
Other
Interest (expense) income	(3,387)	(3,509)	-	-	68	(54)	(3,455)	(3,455)
Foreign exchange gain	15,216	13,419	-	-	12,572	10,775	2,644	2,644
	11,829	9,910	-	-	12,640	10,721	(811)	(811)
Net loss from continuing operations	(829,025)	(967,582)	-	-	(598,277)	(736,834)	(230,748)	(230,748)

Segment assets as of December 31, 2005

Segment assets excluding under-noted	6,174,070	(3,480,476)	9,148,038	506,508
Investment	-	(1,350,000)	1,350,000	-
Deferred development costs	2,736,451	1,481,826	-	1,254,625
Assets held for sale	2,376,013	2,376,013
	11,286,534	(972,637)	10,498,038	1,761,133

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

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

	Year ended September 30
	2006		2005
	3 Months 6 Months		3 Months 6 Months
Net loss in accordance with U.S. GAAP	$(1,701,291)	$(4,281,686)	$(554,297)	$(722,896)
Foreign currency translation adjustment	$53,740	$-	$(68,098)	$(58,676)
Accumulated other comprehensive loss	$(1,647,551)	$(4,281,686)	$(622,395)	$(781,572)

Estimated Value of Warrants:

In 2005 the Company allocated the proceeds of the December 28, 2005 private placement between capital stock and warrants (including broker rights) based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. The impact of this allocation on September 30, 2006 and December 31, 2005 on shareholders’ equity is as follows:

	Canadian GAAP		U.S. GAAP
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Capital stock	$12,610,464	$12,405,434	$12,350,614	$12,139,934

Other capital	$764,270	$475,530	$1,059,728	$776,638

Total shareholders’ equity	$4,986,489	$8,774,587	$4,986,489	$8,774,587

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

13.	Canadian and United States Accounting Policies Differences: - cont’d

Business Acquisition (unaudited):

SFAS No. 141, “Business Combinations”, requires certain unaudited pro forma financial information to be presented related to business acquisitions.  The following unaudited pro forma financial information presents the combined results of operations as if the acquisitions effective June 10, 2005 had occurred as of the beginning of each of the year. The unaudited pro forma interim financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported had the acquisitions been completed as of the beginning of the periods presented, and should not be taken as representative of our future consolidated results of operations or financial condition. Unaudited pro forma results for the interim nine month period ended September 30, 2005 are shown below. The results for the interim 3 months period ended September 30, 2005 are not affected.

9 Months
(unaudited)
$
Revenues	169,858
Loss from operations	(1,211,131)
Net loss from continuing operations	(1,177,010)
Net income from discontinued operations	244,686
Net loss	(932,324)
Loss per share - basic and diluted:
From continuing operations	(0.022)
From discontinued operations	0.005
(0.018)

Weighted average number of shares : basic and diluted	52,888,002

The weighted average number of shares outstanding (basic and diluted) has been adjusted for pro forma purposes. The pro forma amount reflects the weighted average number of shares (basic and diluted) as if the 9,000,000 common shares issued in the acquisition had been issued on January 1, 2005.

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.  Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

13.	Canadian and United States Accounting Policies Differences: - cont’d

DYNASTY GAMING INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
(unaudited)	September 30, 2006		September 30, 2005
	3 months	9 months	3 months	9 months
	$	$	$	$
Cash flows from operating activities
Net loss	(1,701,291)	(4,281,868)	(554,297)	(722,896)
Items not requiring cash flows:
Amortization of property and equipment and assets under capital leases	18,697	61,685	14,949	38,289
Amortization of deferred development costs	204,948	614,844	-	-
Impairment - goodwill	-	-	328,348	328,348
Gain on sale of discontinued operations	(24,715)	(24,715)	-	-
Gain on sale of property and equipment	(4,694)	(4,893)	-	-
Stock based compensation	111,570	326,156	11,196	16,109
Future tax	-	-	(5,222)	(3,273)
Net change in receivables	(265,122)	(64,905)	585,935	847,726
Net change in work in progress	19,816	(106,090)	202,165	(18,857)
Net change in prepaid expenses	61,021	118,382	44,095	34,315
Net change in payables and accrued liabilities	568,408	1,140,249	(1,329,468)	(62,208)
Net change in deferred revenue	38,819	118,255	(124,497)	(81,235)
	(972,543)	(2,102,900)	(826,796)	376,318
Cash flows from investing activities
Acquisition of property and equipment	(222,720)	(406,022)	(4,808)	(4,808)
Increase in development costs - gaming software	-	-	(268,566)	(268,566)
Tax credits received for development costs	-	277,088	-	-
Loans receivable	-	-	621,595	28,062
Proceeds on sale of property and equipment	17,250	19,650
Cash acquired on sale	-	-	6,863	6,863
	(205,470)	(109,284)	355,084	(238,449)
Cash flows from financing activities
Bank indebtedness	-	(85,337)	22,737	(37,329)
Restricted deposits	(160,148)	(196,688)	6,270	3,930
Repayment of long term debt	(44,800)	(53,200)	(16,740)	(20,460)
Repayment of obligations under capital lease	(4,929)	(14,371)	(10,097)	(29,496)
Decrease in loans	-	-	(12,438)	(12,438)
Other receivable (Note 4)	(300,000)	(300,000)	-	-
Cash transferred on sale of business (Note 4)	(1,029,789)	(1,029,789)	-	-
Issuance of common shares	14,425	167,614	946,667	2,146,667
Share issuance costs - private placements	-	-	-	(157,506)
	(1,525,241)	(1,511,771)	936,399	1,893,368
Effect of exchange rates changes on cash and cash equivalents	53,353	25,897	(68,098)	(58,676)
Net change in cash and cash equivalents	(2,649,901)	(3,698,058)	396,589	1,972,561
Cash and cash equivalents , beginning of period	5,005,109	6,053,266	1,895,017	319,045
Cash and cash equivalents , end of period	2,355,208	2,355,208	2,291,606	2,291,606

DYNASTY GAMING INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

13.	Canadian and United States Accounting Policies Differences: - cont’d

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

Montreal, Quebec	/s/ Horwath Appel
March 7, 2006	Horwath Appel
(Except for Note 3 which is dated October 17, 2006)	Chartered Accountants

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

Montreal, Quebec	/s/ Horwath Appel
March 7, 2006	Horwath Appel
(Except for Note 3 which is dated October 17, 2006)	Chartered Accountants

DYNASTY GAMING INC, DECEMBER 31, 2005 AND 2004 CONTENTS
Page

AUDITORS' REPORT	F-15

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-17

Consolidated Statements of Operations and Deficit	F-18

Consolidated Statements of Shareholders' Equity	F-19

Consolidated Statements of Cash Flows	F-20

Notes to Consolidated Financial Statements	F-21

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

27.	Canadian and United States Accounting Policies Differences: - cont’d

Estimated Value of Warrants:
As described in Note 13 to the consolidated financial statements, the Company allocated the proceeds of the 2005 private placements between capital stock and warrants (including broker rights) based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. According to U.S. GAAP capital stock is decreased by $265,500 with a corresponding increase to other capital of $265,500.

The impact of this allocation and the allocations of stock based compensation costs and foreign currency translation adjustment (as noted in the previous paragraphs) on December 31, 2005 on shareholders’ equity is as follows:

	Canadian GAAP	U.S. GAAP
Capital stock	$12,405,434	$12,139,934
Contributed surplus	$120,653	$120,653
Other capital	$475,530	$776,638
Cumulative translation adjustment	$(189,919)	$-
Deficit	$(4,037,111)	$(4,262,638)
Total shareholders’ equity	$8,774,587	$8,774,587

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