Form 20-F
Dynasty Gaming Inc
filed 2007-06-29
CIK 1349507

    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006._________________________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On December 31, 2006, the registrant had 91,526,893 shares of common stock outstanding. As of May 31, 2007, the number of outstanding common shares was 92,347,574.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

EXPLANATORY NOTE

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements. All dollar amounts referred to herein are in Canadian dollars, unless otherwise specified.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

TABLE OF CONTENTS

	PART I	Page
Item 1.	Identity Of Directors, Senior Management And Advisers	5

Item 2.	Offer Statistics and Expected Timetable	5

Item 3.	Key Information	5
A.	Selected financial data
B.	Capitalization and indebtedness
C.	Reasons for the offer and use of proceeds
D.	Risk factors

Item 4.	Information On The Company	14
A.	History and Development of Dynasty Gaming, Inc.
B.	Business overview
C.	Organizational structure
D.	Property, plants and equipment

Item 4A.	Unresolved Staff Comments	22

Item 5.	Operating and Financial Review and Prospectus	22

Item 6.	Directors, Senior Management And Employees	28
A.	Directors and senior management
B.	Compensation
C.	Board practices
D.	Employees
E.	Share ownership

Item 7.	Major Shareholders and Related Transactions	34
A.	Major shareholders
B.	Related party transactions
C.	Interests of experts and counsel

Item 8.	Financial Information	36
A.	Consolidated Statements and Other Financial Information
B.	Significant Changes

Item 9.	The Offer and Listing	36
A.	Offer and listing details
B.	Plan of distribution
C.	Markets
D.	Selling shareholders
E.	Dilution
F.	Expenses of the issue

Item 10.	Additional Information	38
A.	Share capital
B.	Memorandum and articles of association
C.	Material contracts
D.	Exchange controls
E.	Taxation
F.	Dividends and paying agents
G.	Statement by experts
H.	Documents on display
I.	Subsidiary Information

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	44

Item 12.	Description of Securities Other Than Equity Securities	44

	PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies	44

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds	44

Item 15.	Controls and Procedures	44

Item 16	[Reserved]	45

Item 16A	— Audit Committee Financial Expert	45

Item 16B	— Code of Ethics	45

Item 16C	— Principal Accountant Fees and Services	45

Item 16D	— Exemption from the Listing Standards for Audit Committees	46

Item 16E	— Purchases of Equity Securities by the Issuer and Affiliated Purchasers	46

	PART III

Item 17	Financial Statements	46

Item 18.	Financial Statements	46

Item 19	Exhibits	46

Signatures		49

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), “we,” “us,” “our,” the “Company,” “DNY” and “Dynasty” refers to Dynasty Gaming Inc. and its subsidiaries, Mahjong Systems Ltd., Mahjong Systems (Cyprus) Limited, DNY (BVI) Limited and Mahjong Development Inc., except where it is clear that such terms mean only Dynasty Gaming Inc.

We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Annual Report in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See “Item 19.” All references to dollar amounts in this Annual Report, unless otherwise indicated, are in Canadian dollars. See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On June 14, 2007, the exchange rate was approximately Cdn.$1.00 per US$0.9360 *As reported by Bank of Canada

FORWARD-LOOKING STATEMENTS

This Annual Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’, including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. Furthermore, industry forecasts are likely to be inaccurate, especially over long periods of time and in relatively new and rapidly developing industries such as ethanol.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings ‘‘Risk Factors’’, ‘‘Management’s discussion and analysis of financial condition and results of operations,’’ ‘‘Business’’ and elsewhere in this Annual Report.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisors

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) for the years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 - Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

Our fiscal year ends on December 31. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2006 refers to our fiscal year ended December 31, 2006.

I NFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

	Year Ended December 31
	2006	2005	2004	2003	2002
(a) Total revenue	$82,277	$161,700	$26,053	$-	$2,610
(b) Loss from continuing operations	$(6,885,683)	$(1,378,923)	$(474,698)	$(387,072)	$(194,547)
Total	$(6,733,958)	$(1,371,174)	$(434,438)	$(340,874)	$(194,547)
Per Share¹	$(0.09)	$(0.03)	$(0.01)	$(0.01)	($0.01)
(c) Earnings (loss) from discontinued operations	$(186,626)	$186,615	$(2,874,136)	$(463,890)	$238,702
Total	$(161,911)	$186,615	$(1,770,466)	$(362,594)	$361,969
Per Share¹	$0.00	$0.00	$(0.05	$(0.01)	$0.01
(d) Total assets	$10,404,422	$11,286,534	$3,023,375	$9,535,808	$11,581,996
(e) Total long-term debt	$-	$-	$-	$-	$-
(f) Capital stock	$17,675,355	$12,405,434	$3,589,810	$3,831,116	$3,831,116
(g) Total shareholders’ equity	$9,618,359	$8,774,587	$721,987	$3,112,702	$3,887,565
(h) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(i) Net earnings (loss) for the period
Total	$(6,895,869)	(1,184,559)	(2,204,904)	$(703,468)	$167,422
Per Share¹	$(0.09)	(0.03)	(0.06)	$(0.02)	$0.00

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

	Year Ended December 31
	2006	2005	2004	2003	2002
(a) Total revenue	$82,277	$161,700	$26,053	$-	$2,610
(b) Earnings (loss) from continuing operations	$(6,885,683)	$(1,378,923)	$(489,781)	$(401,722)	$(200,422)
Total	$(6,733,958)	$(1,371,174)	$(449,521)	$(355,524)	$(200,422)
Per Share	$(0.09)	$(0.03)	$(0.01)	$(0.01)	$(0.01)
(c) (Loss) earnings from discontinued operations	$(186,626)	$186,615	$(2,874,136)	$(463,890)	$238,702
Total	$(161,911)	$186,615	$(1,770,466)	$(362,594)	$361,969
Per Share	$0.00	$0.00	$(0.05)	$(0.01)	$0.01
(c) Total assets	$10,404,422	$11,286,534	$3,023,375	$9,535,808	$11,581,996
(d) Total long-term debt	$-	$-	$-	$-	$-
(e) Capital stock	$17,675,355	$12,139,934	$3,589,810	$3,831,116	$3,831,116
(f) Total shareholders’ equity	$9,618,359	$8,774,587	$721,987	$3,112,702	$3,887,565
(g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h) Net earnings (loss) for the period
Total	$(6,895,869)	$(1,238,554)	$(2,285,145)	$(789,513)	$162,176
Per Share	$(0.09)	$(0.03)	$(0.06)	$(0.02)	$0.00

Currency and Exchange Rates

The following table sets out the exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods)):

	U.S. Dollars Per One Canadian Dollar Year Ended December 31
	January - May 2007	2006	2005	2004	2003	2002
End of period	0.90	0.86	0.86	0.83	0.77	0.63
Average for the period	0.88	0.88	0.82	0.76	0.71	0.63

The following table sets out the high and low exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollars per One Canadian Dollar
	May 2007	April 2007	March 2007	February 2007	January 2007	December 2006
High for the month	0.93	0.90	0.87	0.86	0.86	0.90
Low for the month	0.90	0.86	0.85	0.84	0.85	0.89

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the United States Federal Reserve Bank of New York. The noon rate of exchange on June 14, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = U.S.$0.9360.

B.  Capitalization and Indebtedness

Not required.

C .   Reasons for the Offer and use of Proceeds

Not required.

D.	Risk factors

Investing in our securities will provide you with an equity ownership interest in Dynasty. As one of our shareholders, your investment will be subject to risks inherent in our business. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should carefully consider the following factors as well as other information contained in this Annual Report, including under Item 5: "Operating and Financial Review and Prospects" and in our financial statements and accompanying notes, before making any investment. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment. An investment in our securities involves a high degree of risk. When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Report.

DNY and its subsidiaries operate in rapidly changing environments that involve numerous risks and uncertainties, many of which are beyond our control and which could have a material effect on our business, revenues, operating results and financial condition. The following discussion highlights some, although not all, of these risks and uncertainties.

Risks Related to Our Financial Condition

We must raise money from investors to fund our operations. If we are unable to fund our operations, we may cease doing business.

As at December 31, 2006, we had cash reserves, consisting of cash and restricted cash, of $7,594,047. In fiscal year ended December 31, 2006, we incurred a net loss of $6,895,569. In fiscal year ended December 31, 2005, we incurred a net loss of $1,184,559, and in fiscal year ended December 31, 2004, we incurred a net loss of $2,204,904. In November 2006, we completed two private placement agreements with third-party investors and issued 12,000,000 common shares at a price of $0.50 per share for gross proceeds of $6,000,000. In connection with these private placements, 12,000,000 warrants were granted, each warrant entitling the holder to acquire one additional common share at a price of $0.75 for a period of two years. The out-of-pocket issuance costs related to these placements were $431,844.

Without additional funding and achieving profitable operations, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the fourth quarter of 2008. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $3,000,000 to $4,000,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this Annual Report. We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be sufficient and available on terms acceptable to us.

We have a history of operating losses and we expect to incur future losses. If we are unable to achieve significant revenues in the future, we will cease doing business.

Since our inception, we have incurred significant losses each year. Our accumulated deficit from inception to December 31, 2006 is $11,122,899. We expect to continue to incur significant operating losses as we continue to engage in the development, marketing and licensing of proprietary online gaming software. These losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Unless we are able to generate sufficient software and licensing revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We will need to generate significant revenues in order to achieve and maintain profitability. Our ability to generate revenue in the future is dependent, in large part, on completing software development, and commercializing, or entering into agreements with third parties to commercialize and/or license our software. We cannot assure you that we will ever successfully commercialize, license or achieve revenues from sales of our online gaming software or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We expect to continue to incur significant expenses.

We expect to continue to incur significant expenses in connection with our continuing efforts to develop, market and license our proprietary online gaming software. We also expect to incur significant general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the Over-The-Counter Bulletin Board (the “OTCBB”).

Over the longer term, the costs referred to above will fluctuate, primarily dependant on the success of our products.

We will continue to need significant amounts of additional capital that may not be available to us on favorable terms or at all or which may be dilutive.

To date, we have funded our operations and capital expenditures with proceeds from the sale of our securities and interest on investments.

In order to achieve our goal of being a leader in the development, marketing and licensing of proprietary online gaming software manufacture, and achieve sales and marketing necessary to complete the full development of our online gaming software, we may require substantial additional funds in addition to the funds received in connection with the US private offerings and the various Canadian placements completed in 2006.

To meet these financing requirements, we may raise funds through public or private equity offerings, debt financings, and through other means, including collaborations and license agreements. Raising additional funds by issuing equity or convertible debt securities may cause our shareholders to experience significant additional dilution in their ownership interests. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to delay, reduce the scope of or terminate development of some or all of our products, which may have a material adverse effect on our business and operations.

If we fail to obtain additional financing, we may be unable to fund our operations and commercialize our product candidates.

We expect that our cash expenditure will remain relatively constant over 2007 and 2008, and that we will spend substantial amounts to complete the development, commercialization and marketing of our online gaming software. We believe that our existing cash and short-term investments will be sufficient to meet our projected operating requirements to the fourth quarter of 2008.

Our future funding requirements will depend on many factors, including:

•	the costs and timing of seeking and obtaining regulatory approvals, as applicable;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing sales and marketing capabilities and establishing distribution capabilities;

•	the cost of developing our commercial-scale capabilities;

•	the cost of additional management, manufacturing, and sales and marketing personnel. We will be required to increase the number of our personnel over time;

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements or licensing of software products;

•	the effects of market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate some or all of the development, marketing and licensing of our proprietary online gaming software or future commercialization efforts.

Risks Related to Our Business

We face risk in connection with our change of business focus, change in source of revenues and the limited operating history of Mahjong Mania.

On September 30, 2006, Dynasty Gaming signed a non-arm’s length agreement with CPC Canada Inc., whereby the latter acquired all of the issued and outstanding shares of our three wholly-owned subsidiaries that were not aligned with our primary business focus: CPC Econometrics, Inc. (“CPC”); Cadence Healthcare Communications Inc. (“CHCI”) and MedEvents Inc. (“MedEvents”) (collectively, the “Non-Aligned Subsidiaries”). CPC Canada Inc. is a company owned by Barry Sheehy, who is a senior officer of CPC. Based on an independent valuation of the three Non-Aligned Subsidiaries, our board of directors determined that the offer of $300,000 from CPC Canada Inc. represented the best offer that could have been obtained. The sale of these three Non-Aligned Subsidiaries now allows the Company to focus on its primary business of commercializing its Mahjong gaming software in China and abroad.

During the course of FY 2006, Dynasty Gaming incorporated two new wholly-owned subsidiaries. On June 27, 2006, the Company incorporated Mahjong Systems (Cyprus) Limited, a wholly-owned subsidiary located in Cyprus. We believe that this will create a more tax efficient structure for our software licensing division, which is currently under Mahjong Systems Limited, a Turks and Caicos corporation. On September 14, 2006, the Company incorporated a new wholly-owned subsidiary in the British Virgin Islands: DNY (BVI) Limited (“DNY (BVI)”). DNY (BVI) will be the Company’s investment vehicle for its prepaid card, marketing and other operating activities in China.

China Strategy

Through its wholly owned subsidiaries, Dynasty Gaming Inc. is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software. In the year ended December 31, 2006, the Company made significant progress in securing multiple marketing and distribution channels in China for its Mahjong software. For the year ended December 31, 2006, and as of the date of this present Form 20-F Annual Report, the Company had not yet generated any revenues from its China Strategy.

In China, Dynasty Gaming will operate its Mahjong software through its local operating partner, Beijing 95 Jinglong Technology Co. Ltd. (“95Joy”), in an online, multiplayer, non-wagering format. Since online gambling is generally prohibited in China, players visiting our sites in China will play for points, which can be won or lost and redeemed for prizes. Players can also qualify online for the World Cup of Mahjong, which is an offline tournament to be held in Macau.

In FY 2006, the Company, through 95Joy, signed an agreement with Beijing Junnet Union Science and Technology Ltd. (“Junnet”; www.junnet.cn). Junnet, which is one of the largest prepaid card distributors in China, has approximately 76,000 points of distribution throughout China, 70,000 of which are Internet cafés. According to Junnet, some 20 million people visit their points of distribution each day. Dynasty Gaming has engaged Junnet for the promotion, marketing and distribution of prepaid cards throughout its network, with an initial roll-out in 7,200 selected Internet cafés. Dynasty Gaming has made available its proprietary Mahjong gaming software on the www.mjworldcup.com site, which is operated by 95Joy. Players in China will be able to access this site through the use of prepaid cards that will be sold and distributed by Junnet.

Dynasty Gaming also signed a Strategic Cooperation Agreement with Beijing Sohu New Era Information Technology Co. Ltd. (“Sohu”), a subsidiary of Sohu.com Inc. (www.sohu.com; NASDAQ: SOHU), in the year ended December 31, 2006. Sohu is one of China’s leading portals, with more than 100 million registered users and one of the most widely used interactive online sources for information, entertainment and communications in China. As per the terms of this agreement and the formal agreement that was subsequently signed between the parties in January 2007, Sohu agreed to integrate our Mahjong software into their casual game platform.

In December 2006, Dynasty Gaming announced the signing of a letter of intent with Sun Media Investment Holding Ltd. (“Sun Media”; www.chinasunmedia.com). Sun Media is China’s largest privately owned media company, with 34 magazines and newspapers, 10 television networks and numerous websites and various multimedia products. Through its media channels, Sun Media has a reach of 80 million people in China per week, or 100 million worldwide. As per this agreement, Sun Media and Dynasty Gaming agreed to form a joint venture that will own and operate an Internet portal in China that will also employ Dynasty Gaming’s Mahjong software.

China Strategy - Subsequent Events

Subsequent to the year ended December 31, 2006, Dynasty Gaming announced in March 2007 that its Mahjong software was installed on the Sohu portal (games.sohu.com/mj/index.htm) and on the www.mjworldcup.com site operated by 95Joy. The Company received final approval from China’s Ministry of Culture in April 2007. The Company is now in a position to launch its play-for-points model in China for real consideration.

Aggregate Strategy

Outside of China, the Company licenses its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format; we and our licensees then share the rake, or commissions on winnings. For the year ended December 31, 2006, and as of the date of this Form 20-F Annual Report, the Company generated revenues of $82,777 from the Aggregate Strategy.

In January 2006, Dynasty Gaming announced the integration of its Mahjong Mania software on the Ladbrokes site (www.ladbrokes.com; LSE: LAD). UK-based Ladbrokes is one of the world’s largest sports books and online gaming operators. In May 2006, the Company announced a master licensing and reseller agreement with Microgaming Systems Ltd. (“Microgaming”, www.microgaming.com), an innovative supplier of online gaming solutions to many of the world’s leading online casinos and sports book operators. Under the terms of this agreement, Dynasty Gaming will earn a licensing fee and share of the rake from each online operator supplied with the aggregate, cash-wager version of Mahjong Mania by Microgaming. The first Microgaming client - Vegas Partners Lounge - presently offers Mahjong Mania to its customers on the www.28mahjong.com site.

Although the Aggregate Strategy has been slower in delivering meaningful revenues than we had initially expected, we remain confident that our initial partners, including Ladbrokes and Microgaming, will soon begin to market Mahjong Mania to their player databases and partners.

If we are unable to successfully execute our new business plan and derive meaningful revenues from our new sources of revenues, there might be a material adverse effect on our business and operations, and we might be forced to curtail or cease our operations entirely.

In connection with our change in business focus, our management team has limited experience in the area of online gaming

Our Company’s management team has limited experience in the area of online gaming, and therefore the likelihood of our success depends upon our management team’s ability to identify the online gaming market, understand industry matters, and fully implement our business plan successfully. With limited training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Despite the fact that Mark Billings has obtained previous experience with Golden Palace group of companies, his decisions and choices may not take into account standard gaming market or managerial approaches commonly used in the industry. Consequently, our likelihood of success, earnings, and ultimate financial success could suffer irreparable harm due to management's limited experience in this industry.

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

New or existing government regulations could prohibit Internet gambling, and therefore adversely affect our business

On September 29, 2006, the United States Congress passed the Unlawful Internet Gambling Enforcement Act (“UIGEA”), which was signed into law by President Bush on October 13, 2006. UIGEA essentially prohibits financial transaction processing in the US online gaming market.

Although UIGEA has had a material impact on the operations and financial conditions of many operators in the Internet gaming industry, we believe that the impact of UIGEA on our business and operating results will be minimal. The focus of the Company is presently on the launch of a play-for-points Mahjong game in China. We will operate under a legal and fully-licensed framework as established by the Chinese government. Outside of China, the Company will continue to market its software to leading online gaming operators in a wagering format. Our licensees are not permitted, however, to accept wagers from players in the United States. If as a result of the passing of UIGEA other countries, including China, adopt similar prohibitive legislations, this could have a material adverse effect on the business, revenues, operating results and financial position of the Company.

General risk factors regarding government regulation

Dynasty and its licensees are subject to applicable laws in the jurisdictions in which they operate. The laws and regulations of these jurisdictions may change in the future, or new laws and regulations may be adopted, which could place restrictions on our abilities to operate from these jurisdictions or increase the costs of doing so.

Existing legislation in some jurisdictions has been and could continue to be construed to prohibit or restrict Internet gaming, and there is a risk that governmental authorities may view DNY and/or our licensees as having violated such statutes. Therefore, there is a risk that legal proceedings could be initiated against us, our licensees, Internet Service Providers and others involved in the Internet gaming industry. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition, as well as diverting the attention of management.

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

Based on our research and market intelligence, we believe that we are one of a limited number of companies that has developed an online multiplayer, cash-wager version of Mahjong. We are aware of only three companies that have a similar offer, which are: FunTown, which was recently acquired by GigaMedia, a Taiwanese company listed on NASDAQ; TankSoft, a private company that signed a partnership agreement with Playtech Ltd., a software provider listed on the London Stock Exchange, in early June 2006; and during the third quarter of our 2006 fiscal year, a private company that operates a multiplayer, online version of Mahjong out of Shanghai, China emerged in the online multiplayer, cash-wager Mahjong market.

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
If we consume cash more quickly than expected or are unable to raise additional capital, we may be forced to curtail operation. If DNY does not obtain additional financing, then there is a risk that DNY will not be able to complete commercial development of its technology or achieve net revenues from the commercial application of its technology.

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

The loss of the services of our chief executive officer, chief financial officer and/or the president of Mahjong Systems Ltd. and failure to attract and retain key personnel could have a material adverse effect on our business.

The Company depends on a number of key management individuals, consisting of Albert Barbusci and Mark Billings, the loss of any one of whom may have a material adverse effect on the Company’s business. Competition for highly skilled management, technical and sales personnel is intense. While the company maintains employment agreements with its directors and executive personnel (see Item 6. Directors, Senior Management, and Employees), the inability to retain and keep employees and to attract and retain additional key employees who have the requisite skills may have a material adverse effect on the Company’s business.

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

We conduct certain elements of our business internationally, and the decisions of sovereign governments could have a material adverse effect on our financial condition.

We may conduct certain elements of our business internationally. Sovereign governments, including Canada, may establish laws or regulations that will be deleterious to our interests or that will affect our ability, as a foreign corporation, to obtain access to local markets in foreign jurisdictions or laws specifically applicable to online gaming. Governments have also, from time to time, established foreign exchange controls which could have a material adverse effect on our business, financial condition, and results of operations. To date, neither our operations nor our financial conditions have been detrimentally affected in any material way due to laws or regulations of sovereign governments.

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

Risks related to our common stock:

We may need additional capital that could dilute the ownership interest of investors.

We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of holders of our common stock may experience additional dilution. We cannot predict whether additional financing will be available to us on favorable terms when required, or at all. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations in the future. The issuance of additional common stock by our management may have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

The shares of common stock eligible for future sale could negatively affect the market price of our common stock.

Sales of substantial amounts of our common shares in the public market could adversely affect the market price of our common shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Stockholders who have previously acquired or were issued shares in our private placements and/or acquisitions, will be able to sell their shares pursuant to Rule 144 under the Securities Act of 1933, beginning one year after the stockholders acquired their shares.

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

There is a limited market for our common stock which may make it more difficult for you to dispose of your stock

Our common stock has been quoted on the TSX Venture Exchange under the symbol "DNY" since December 9, 2005. Prior to our name change, our stock was listed under the symbol “EIH” and “YRA.” Our common shares haven been traded on the OTCBB since February 16, 2007. There is a limited trading market for our common stock. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our historic stock price has been volatile and the future market price for our common stock may continue to be volatile. Further, the limited market for our shares will make our price more volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

Our shares qualify as penny stock and as such, we are subject to the risks associated with “penny stocks”. Regulations relating to “penny stocks” limit the ability of our shareholders to sell their shares and, as a result, our shareholders may have to hold their shares indefinitely.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51 -1” of the Securities and Exchange Commission (the “SEC”). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g -9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic issuer, which may, among other things, limit the information available to holders of our securities.

As a foreign private issuer, we are subject to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We do not intend to pay dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes, including to service our debt and to fund the development and operation of our business. Any payment of future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the Board of Directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

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

DNY is headquartered in Montreal, Canada and, together with its subsidiaries, employs 18 full-time professional and support staff.

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

On September 29, 2006, DNY signed an agreement with CPC Canada Inc. in which the latter agreed to purchase MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”) for $300,000 in cash. On October 6, 2006, the Company received regulatory approval from the TSX Venture Exchange to finalize this divestiture. The agreement closed on December 15, 2006 at the sale price of $300,000: $150,000 paid in cash and $150,000 receivable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date. This is a non-arms length transaction, as these three subsidiaries were purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Company and president of the CPC Econometrics subsidiary.

On February 16, 2007, our common shares commenced listing on the OTCBB under the symbol “DNYFF.OB”.

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

Prior to the launch of our Mahjong Mania software, people could play Mahjong on the Internet, primarily in a solitaire version. Our software enables four people to sit at a virtual Mahjong table and play against one another for cash consideration in a wagering format; this is what we refer to as our “cash-wager version” of Mahjong. As an example, at a $3 table, four players would play a hand of Mahjong. The person with the winning hand would get $3, or $1 from each of the three losers. We also call this an “aggregate player” model because clients of our licensees are aggregated at common Mahjong tables on a single gaming server. As an example, at a virtual Mahjong table, players from Ladbrokes and Microgaming - two of our licensees - could be competing against one another.

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

In connection with our two-phased strategy, MDI has completed its first phase of development work on its Mahjong Mania gaming software, including the back office support systems, and clients of Mahjongclub.com and Ladbrokes.com are now playing a cash wager version of the game. MSL executives are in continuous discussions and negotiations with other major online gaming site operators to expand the market for Mahjong Mania. To date, 12 licensing agreements have been signed and management of MSL believes that a number of additional licensing agreements will be signed this year.

The 12 licensing agreements, together with the signature dates and initial terms of these contracts, are indicated below:

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

As indicated above, Dynasty Gaming Inc. has signed 12 licensing agreements with the above parties. It should be noted that the contracts with Orbis Technology Inc. and Microgaming Software Systems Limited are reseller contracts, i.e. they will license this technology to their clients but will not operate the Mahjong Mania software themselves. As per the contracts above, the rake share that will be generated by the Company ranges from 12.5% to 50%.

The Company is committed to devoting its management and financial resources to the Mahjong Mania business, following the divestiture of CPC Econometrics, Inc., Cadence Healthcare Communications Inc. and MedEvents Inc.

With the acquisition of the Mahjong Mania business in 2005, the principal focus of Dynasty is in three lines of business: our aggregate or licensing model outside China, our prepaid card strategy in China and the World Cup of Mahjong. The following table highlights the projected capital budgets for 2007, 2008 and 2009.

Year	Aggregate	Prepaid	World Cup	Total
2007	$500,000	$1,100,000	$0	$1,600,000
2008	$380,000	$100,000	$0	$480,000
2009	$200,000	$500,000	$0	$700,000
Total	$1,080,000	$1,700,000	$0	$2,780,000

Since the aggregate model is 100% owned by Dynasty Gaming, 100% of the capital expenditures for this business unit will be our responsibility. As for the prepaid card strategy, this will most likely be set up through DNY (BVI) Limited, our investment vehicle for China. As these funds will most likely be advanced to our local operating partner, 95Joy, through DNY (BVI) Limited, these capital expenditures will not appear on the DNY balance sheet; this will either appear as a receivable or an investment, in accordance with generally accepted accounting principles. Moreover, there are no anticipated capital expenditures associated with the World Cup of Mahjong as the management of this event is expected to be subcontracted to a third party and there will be no capital outlays required on our part.

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

Dynasty Gaming is well positioned to establish partnerships with top level Internet gaming operators and leverage existing player bases through its aggregate model. The Company’s management believes that the market for multiplayer skill games is well established. We have established strategic relationships, primarily via licensing agreements, with some of the most powerful gaming operators and distributors in the world, including:

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

DNY is not dependent upon patents or licenses. However, the company maintains proprietary software, for use under license by online gaming and sports book operators, and generates revenue by developing, marketing, and licensing its online software under the trade name of “Mahjong Mania”. The Company also maintains an Internet gaming license from the Mohawk Territory of Kahnawake. As indicated previously, Dynasty Gaming Inc., through its wholly owned subsidiary Mahjong Systems Limited, is licensed and regulated by the Mohawk Territory of Kahnawake. Our servers, which reside at Kahnawake, host the games for our aggregate model. Players from our licensees will play hands of Mahjong on the Company’s servers located at Kahnawake. For this reason, our license from the Kahnawake Gaming Commission (“Gaming Commission”) to host the aggregate model is an important element of our business model.

As indicated by the Gaming Commission, in order to maintain our license, we have to abide by three basic principles established by the Gaming Commission:

1.	That only suitable persons and entities are permitted to operate within Kahnawake;
2.	That the games offered are fair to the player; and
3.	That winners are paid.

Further information on the initial and ongoing licensing requirements can be found on the Gaming Commission’s web site: http://www.kahnawake.com/gamingcommission/ .

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

China Strategy

In China, the Company will earn revenues through the sale of prepaid cards.(See Marketing Strategy) Revenue through the sale of these prepaid cards will be generated directly by our local operating partner, 95Joy, with whom we will have a service contract and licensing agreement. Royalty payments and service fees will then be paid by 95Joy to our wholly foreign-owned enterprise (“WFOE”) in China, which is a special corporate structure in China that facilitates easily the flows of capital into and out of China. DNY (BVI) Limited, a wholly-owned subsidiary of Dynasty Gaming, will own 100% of the WFOE. The prepaid cards will enable individuals to play a certain number of Mahjong games online. Players’ accounts can be replenished through online banking or the purchase of another card.

At the time of writing (June 27, 2007), the set-up of the WFOE had not been completed. We anticipate that this structure will be completed in the third quarter of 2007.

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

Track Two, China Strategy: The Asia-Pacific region already constitutes the world's largest Internet market, exceeding both Europe and North America. Usage is growing annually at 57% and nearly 160 million users, of which 80 million have access to broadband, are expected to be online by the end of 2006. (Source: China Gaming Market Analysis and Forecast 2004 - 2009 report)

Gambling is technically not allowed in China, although interpretations of the legal codes in this area are ambiguous. The strategy in China follows existing and proven practices of offering subscriptions using prepaid cards and points, which can be converted into prizes. Marketing of prepaid cards is legal in China and is the backbone of Internet interchange. The prepaid card strategy relies on establishing a network with one or more prepaid card distributors in China to produce and distribute the cards to retailers, who purchase the cards from the distributor and earn a percentage of the card value when sold. As mentioned above, Dynasty Gaming Inc. will generate licensing fees and service fees from its local operating partner, 95Joy. 95Joy, in turn, generates revenue from the sale of prepaid cards. These licensing fees and service fees will be paid to our WFOE, which is wholly-owned by DNY’s wholly-owned subsidiary, DNY (BVI) Limited. The prepaid cards will enable individuals to play a certain number of Mahjong games online. Players’ accounts can be replenished through online banking or the purchase of another card. The Company will not recognize any rake in connection with online Mahjong games in China; rather, the Company will generate revenue indirectly through the sale of prepaid cards in a non-wagering format.

In Canada, Mahjong Development Inc. (“MDI”) develops interactive gaming software under contract with its Turks and Caicos affiliate, Mahjong Systems Limited (“MSL”). MSL, in turn, licenses online gaming systems to various licensees. These licensees are generally licensed to operate online casinos in the country where their gaming equipment is physically located. A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of MSL’s licensees.

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

We are presently in negotiations with Junnet regarding the details of their first card order and distribution thereof into their network of Internet cafés; we expect to have this finalized, signed and announced in the near future. The agreement will be between our local Chinese operating entity - 95Joy - and Junnet.

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

In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. In 2006, Antigua and Barbuda again filed a complaint with the WTO concerning the United States' position effectively banning Internet gambling as passed via UIGEA. These nations argued the UIGEA violates WTO commercial services accords. In March 2007, the WTO ruled against the United States. However, at this time it is too early to determine what, if any, influence this may have on United States led legislation. Furthermore, some gaming observers say the ruling may have limited affect on the longstanding position of the U.S. government that Internet gambling is illegal and further question as to how Antigua and/or Barbuda can enforce the ruling against the U.S.

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

Recent Developments

On February 28, 2007, we announced that our Mahjong Mania gaming software is expected soon to be utilized to power a new consumer-facing Mahjong site (mahjongclub.com) that will specifically target players across Asia. Mahjongclub.com will be owned and managed by Adriaan Brink, acknowledged as a pioneer in online gaming and formerly president of Mahjong Systems Limited.

On March 30, 2007, we announced the execution of an agreement with AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide investor relations services our company. The objective of this agreement is two-fold. First, to create effective communication among our company, our shareholders and the investment community through AGORACOM’s internet based investor relations system. Effective on the date of this agreement, a customized and monitored Dynasty Gaming IR HUB (http://www.agoracom.com/IR/DynastyGaming) will allow both our company and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications. The IR HUB will also provide one-click access to all critical Dynasty Gaming IR information, as well as, an executive audio address. In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity. Second, AGORACOM will be responsible for raising our company’s awareness amongst retail investors for the purposes of attracting new and prospective shareholders. As an exclusive small-cap content provider to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all of our meaningful press releases. Moreover, AGORACOM will be fully responsible for creating, implementing and executing an investor relations strategy, the consolidation of which will save management a considerable amount of time, effort and expense, allowing them to focus on core business operations, while significantly improving shareholder communications.

On April 2, 2007, we announced the signing of a joint venture agreement with China’s NextMart Inc. for the creation of a new brand, in the form of a highly profiled e-commerce website, that will focus primarily on China’s approximately 200 million young urban males and females aged 18 to 25. By creating the e-commerce website which is intended to focus on the universe of young urban adults in China which comprises the predominant majority of China’s total broadband subscribers, we hope to participate in the benefits associated with a tightly controlled website, the management of user data, and the marketing and promotion of our online Mahjong and other Asian games. This audience, often acknowledged as potentially the most powerful universe of consumers in the world, will provide enormous traction for our online Mahjong and other gaming products.”

On June 6, 2007, we announced that we has signed a Letter of Intent (“LOI”) with Shanda Interactive Entertainment Ltd., (NASDAQ: “SNDA”) China’s leading interactive entertainment media company. The LOI will facilitate an exchange of information between the two companies, leading to the licensing of our MahjongMania software by Shanda. In addition, the LOI will allow for the exploration of ways Dynasty and Shanda might jointly pursue China’s online gaming market. Shanda is one of the largest game operators in China with online game revenues of U.S. $65.3 million for the first quarter of 2007. The companies are currently negotiating entering into a formal definitive agreement.

C.  Organizational Structure

Following the divestiture of the three non-Mahjong subsidiaries on September 29, 2006, the Company has the following wholly-owned subsidiaries:

♦	Mahjong Development Inc., a Quebec corporation;
♦	Mahjong Systems Limited, a Turks and Caicos corporation;
♦	Mahjong Systems (Cyprus) Limited, a Cyprus corporation; and
♦	DNY (BVI) Limited, a British Virgin Islands corporation.

D.  Property, plant and equipment

Our corporate headquarters and registered office are located at 759 Square Victoria, Suite 300 Montreal, Quebec, Canada H2Y 2J7. We lease our head office space in Montreal, Quebec. The lease agreement expires November 30, 2007 and the minimum payment, excluding operating and real estate taxes, is $130,471 for 2007.

Certain information concerning our equipment is set forth below:

Equipment	Location	Cost	Net Book Value
Office furniture & equipment	Montreal, Quebec	$312,943	$246,543
Deferred development costs	Montreal, Quebec	$2,459,363	$1,639,571
Computer equipment	Mohawk Territory of Kahnawake	$253,862	$218,632

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), included elsewhere in this Annual Report. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("US GAAP") is described in Note #19 to the audited consolidated financial statements for the years ended December 31, 2006 and December 31, 2005. All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note #19 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

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

Divestiture of Non-Aligned Subsidiaries on September 30, 2006 & Impact on Presentation of Audited Consolidated Financial Statements

On September 30, 2006, the Company signed a non-arm’s length agreement with CPC Canada Inc., whereby the latter acquired all of the issued and outstanding shares of our three Non-Aligned Subsidiaries: CPC, CHCI and MedEvents. Consequently, in accordance with generally accepted accounting principles, the audited consolidated financial statements for the years ended December 31, 2006 and 2005 are presented without the financial results of CPC, CHCI and MedEvents; this will also allow the reader to make a more informed comparison of the financial results for the years ended December 31, 2006 and 2005. The divestiture of these three previously owned subsidiaries does impact the presentation of our audited consolidated financial statements, and readers are advised to take this into consideration when consulting our previously filed consolidated financial statements and other filings.

Revenue

For the year ended December 31, 2006, Dynasty Gaming’s revenue decreased by 49.1% to $82,277, compared to revenue of $161,700 for the year ended December 31, 2005. In FY 2006 and FY 2005, Dynasty Gaming generated small amounts of revenue as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients; these revenues are associated with the Company’s aggregate cash-wager model. It is important to note that the Company has not yet launched its play-for-points model in the People’s Republic of China, and consequently there were no revenues in either FY 2006 or in FY 2005 associated with the Company’s China Strategy.

Operating Expenses

For the year ended December 31, 2006, operating expenses increased by 352.3% to $6,967,960, compared to operating expenses of $1,540,623 for the year ended December 31, 2005. In 2005, the Company (previously known as Events International Holding Corporation) changed its business focus to the development, marketing and licensing of its Internet-based Mahjong Mania software. This was formalized with the acquisition of Mahjong Systems Limited (“MSL”) and Mahjong Development Inc. (“MDI”) on September 21, 2005; for financial reporting purposes, the operating results of MSL and MDI were consolidated effective from June 10, 2005. MSL is based in the Turks and Caicos and licenses Internet gaming software developed by its affiliate MDI, a software development company based in Montreal, Quebec, Canada. The audited financial statements for FY 2005 do not include, therefore, full-year operational results for MSL and MDI, whereas the audited financial statements for FY 2006 do include full-year results for these two subsidiaries. In both FY 2006 and FY 2005, the principal components of operating expenses were direct costs, marketing and promotion expenses and administrative expenses. For the year ended December 31, 2006, the Company recognized stock-based compensation expense of $1,042,146, compared to stock-based compensation expense of $30,257 for the year ended December 31, 2005; this is a non-cash charge.

Loss from Operations and Net Loss

For the year ended December 31, 2006, the Company’s loss from operations increased by 399.4% to $6,885,683, compared to a loss from operations of $1,378,923 for the year ended December 31, 2005. After accounting for other income and expenses and net income (loss) from discontinued operations, Dynasty Gaming’s net loss increased by 482.1% to $6,895,869 in FY 2006, compared to a net loss of $1,184,559 in FY 2005.

Liquidity and Cash Position

As at December 31, 2006, the cash position of Dynasty Gaming grew to $7,551,017, an increase of 31.2% over the cash position of $5,755,213 as at December 31, 2005.

Private Placements

In November 2006, Dynasty Gaming concluded two non-brokered private placements. On November 17, 2006, the Company raised $5,000,000 through the issuance of 10,000,000 units (“Units”) to investors at a price of $0.50 per Unit. Each Unit was comprised of one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at a price of $0.75 per share at any time for a period of two years. The Warrant also carries a redemption feature in favour of the Company.

On November 24, 2006, Dynasty Gaming raised an additional $1,000,000 through the issuance of 2,000,000 Units to investors on terms similar to those mentioned above. In these two private placements, the Company raised total gross proceeds of $6,000,000 through the issuance of 12,000,000 Units.

ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

Revenue

For the year ended December 31, 2006, the Company’s revenue decreased by 49.1% to $82,277, compared to revenue of $161,700 for the year ended December 31, 2005. As indicated above, in FY 2006 and FY 2005, Dynasty Gaming did not generate any revenue from its China Strategy or any meaningful revenue from its Aggregate Strategy.

Operating Expenses

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses, amortization (on property and equipment and assets under capital leases and on deferred development costs) and impairment of loan and goodwill. For the year ended December 31, 2006, operating expenses increased by 352.3% to $6,967,960, compared to operating expenses of $1,540,623 for the year ended December 31, 2005.

For the year ended December 31, 2006, direct costs increased significantly to $1,505,545, compared to direct costs of $53,593 for the year ended December 31, 2005. Direct costs include those expenses and salaries directly related to the development and support of our Mahjong software. Marketing and promotion expenses increased by 425.8% to $1,217,613 in FY 2006, compared to marketing and promotion expenses of $231,567 in FY 2005. Marketing and promotion expenses include those expenses related to the marketing of our software, as well as costs associated with investor relations. For the year ended December 31, 2006, administrative expenses increased by 236.5% to $3,065,346, compared to administrative expenses of $911,006 for the year ended December 31, 2005. Administrative expenses include management salaries, consultants and stock-based compensation expense, which is a non-cash charge. In FY 2006, the Company recognized stock-based compensation expense of $1,042,146, compared to stock-based compensation expense of $30,257 in FY 2005. In FY 2006, amortization of deferred development costs was $819,792; no such expense was incurred in FY 2005. As a result of the acquisition of MDI in September 2005, the Company is amortizing costs associated with the development of its Mahjong software over a three-year period. For further information in this regard, readers are advised to consult Note 4 of the audited consolidated financial statements for the year ended December 31, 2006. Amortization on property and equipment increased by 249.1% to $56,234 for the year ended December 31, 2006, compared to $16,109 for the year ended December 31, 2005. This reflects the increased investment in capital assets associated with the development of our Mahjong technology. For the year ended December 31, 2006, Dynasty Gaming recorded an impairment of a loan to CHCI, its former subsidiary, of $303,430; no such impairment of a loan was recorded for the year ended December 31, 2005. For further information in this regard, readers are advised to consult Note 6 of the audited consolidated financial statements for the year ended December 31, 2006. For the year ended December 31, 2005, the Company recorded impairment of goodwill of $328,348; no such impairment of goodwill was recorded for the year ended December 31, 2006. During the third quarter of 2005, the Company performed the goodwill impairment test and determined that goodwill associated with its self-sustaining foreign subsidiary at the time, CPC Econometrics, Inc., was impaired. CPC had not signed new contracts and consequently the revenue stream could be reduced, whereupon an impairment loss of $328,348 was recorded. As mentioned previously, CPC was sold with an effective date of September 30, 2006.

Loss from Operations

For the year ended December 31, 2006, the Company’s loss from operations increased by 399.4% to $6,885,683, compared to a loss from operations of $1,378,923 for the year ended December 31, 2005.

Other Income and Expenses

Other income and expenses include interest income, interest expense, foreign exchange gains and gain on settlement of advance payable. For the year ended December 31, 2006, the Company’s other income increased significantly to $151,725, compared to other income of $7,749 for the year ended December 31, 2005. In FY 2006, Dynasty Gaming generated other interest income of $131,516, compared to incurring other interest expense of $1,518 in FY 2005. For the year ended December 31, 2006, the Company’s foreign exchange gain decreased by 82.7% to $1,604, compared to a foreign exchange gain of $9,267 for the year ended December 31, 2005. In FY 2006, Dynasty Gaming recognized a gain on settlement of advance payable of $18,605; no such gain on settlement of advance payable was recognized in FY 2005.

Net Loss from Continuing Operations

For the year ended December 31, 2006, the Company’s net loss from continuing operations increased by 391.1% to $6,733,958, compared to a net loss from continuing operations of $1,371,174 for the year ended December 31, 2005.

Net Income (Loss) from Discontinued Operations

Net income (loss) from discontinued operations includes the net after-tax earnings of the Non-Aligned Subsidiaries from January 1 to September 30, 2006 and full year 2005, as well as any gain on the sale of discontinued operations. For further information in this regard, readers of this MD&A are advised to consult Note 3 (Discontinued Operations and Assets Held for Sale) of the audited consolidated financial statements for the years ended December 31, 2006 and 2005.

For the year ended December 31, 2006, the net loss from discontinued operations was $161,911, compared to net income from discontinued operations of $186,615 for the year ended December 31, 2005. In FY 2006, the after-tax net loss of the Non-Aligned Subsidiaries was $186,626, compared to after-tax net income from the Non-Aligned Subsidiaries of $186,615 in FY 2005. In FY 2006, Dynasty Gaming recorded a gain on sale of discontinued operations of $24,715; there was no such gain on sale of discontinued operations in FY 2005. The gain on sale of discontinued operations was recognized in relation to the divestiture of the Non-Aligned Subsidiaries.

Net Loss

For the year ended December 31, 2006, Dynasty Gaming’s net loss increased by 482.1% to $6,895,869, compared to a net loss of $1,184,559 for the year ended December 31, 2005.

In FY 2006, Dynasty Gaming posted a net loss per common share (basic and fully diluted) of $0.09, compared to a net loss per share of $0.03 in FY 2005.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006, Dynasty Gaming was liquid and debt-free.

Cash Position

As at December 31, 2006, the cash position of Dynasty Gaming grew to $7,551,017, an increase of 31.2% over the cash position of $5,755,213 as at December 31, 2005.

Operating Activities

In FY 2006, Dynasty Gaming was still in the development phase and had not begun full commercial operations, and consequently, cash was used from operating activities. For the year ended December 31, 2006, cash used from operating activities increased by 193.0% to $4,905,415, compared to cash used from operating activities of $1,673,994 for the year ended December 31, 2005. In both years, the primary component of the cash used from operating activities was the net loss from continuing operations. In FY 2006, the Company also recorded two non-cash charges that totalled $1,861,938. More specifically, these included amortization of deferred development costs ($819,792) and stock-based compensation expense ($1,042,146).

Investing Activities

For the year ended December 31, 2006, cash used from investing activities increased by 62.8% to $923,786, compared to cash used from investing activities of $567,292 for the year ended December 31, 2005. In FY 2006, cash used for acquisition of property and equipment increased significantly to $394,355, compared to cash used for acquisition of property and equipment of $29,631 for FY 2005.

Financing Activities

For the year ended December 31, 2006, cash flow from financing activities decreased by 14.5% to $6,692,492, compared to cash flow from financing activities of $7,823,468 for the year ended December 31, 2005. In both years, the primary component of the cash flow from financing activities was the issuance of common shares, through private placements and the exercising of options and warrants. More information in this regard is presented under “Capitalization” below.

Working Capital

Working capital is defined as current assets less current liabilities. For the year ended December 31, 2006, the working capital of Dynasty Gaming increased by 28.4% to $7,513,613, compared to working capital of $5,853,636 for the year ended December 31, 2005.

Capitalization

As at December 31, 2006, Dynasty Gaming had 91,526,893 common shares issued and outstanding, together with 18,875,000 warrants and broker warrants and 7,887,888 options. The total number of shares issued and outstanding on a fully diluted basis at the end of FY 2006 was 118,289,781. If all warrants, broker warrants and options were to be exercised, Dynasty Gaming would receive more than $17.7 million in additional cash. As at December 31, 2006, the Company had no debt.

In November 2006, Dynasty Gaming concluded two non-brokered private placements. On November 17, 2006, the Company raised $5,000,000 through the issuance of 10,000,000 units (“Units”) to investors at a price of $0.50 per Unit. Each Unit was comprised of one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at a price of $0.75 per share at any time for a period of two years. The Warrant also carries a redemption feature in favour of the Company.

On November 24, 2006, Dynasty Gaming raised an additional $1,000,000 through the issuance of 2,000,000 Units to investors on terms similar to those mentioned above. In these two private placements, the Company raised total gross proceeds of $6,000,000 through the issuance of 12,000,000 Units.

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenues	-	161,700	8 158	(8 158)	15,539	30,759	17,792	18,187

Net (loss) earnings from continuing operations	(104,821)	(33,736)	(829,025)	(403,592)	(1,268,954)	(1,269,376)	(1,581,627)	(2,614,001)

Discontinued operations	38,851	(68,893)	274,728	(58,071)	(105,907)	63,660	(144,379)	-
Gain on sale of discontinued operations	-	-	-	-	-	-	24,715	-
Net (loss) earnings	(65,970)	(102,629)	(554,297)	(461,663)	(1,374,861)	(1,205,716)	(1,701,291)	(2,614,001)

Net (loss) earnings per share
Basic	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)	(0.016)	(0.022)	(0.031)
Fully diluted	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)	(0.016)	(0.022)	(0.031)

QUARTERLY RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006, AS COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2005

Revenue

For the three months ended December 31, 2006, the Company’s revenue was $18,187, compared to a reclassification of revenue of $8,158 for the three months ended December 31, 2005. In the fourth quarter of 2005, the amount, which had previously been booked as revenue, was reclassified as deferred revenue, as the launch of the Company’s Mahjong software had not yet taken place at that time. As previously indicated, as of the end of FY 2006 and FY 2005, Dynasty Gaming had not begun its full commercial launch.

Operating Expenses

For the three months ended December 31, 2006, operating expenses increased by 582.1% to $2,682,352, compared to operating expenses of $393,273 for the three months ended December 31, 2005.

In the fourth quarter of FY 2006, direct costs increased significantly to $347,656, compared to direct costs of $19,615 in the fourth quarter of FY 2005. For the three months ended December 31, 2006, marketing and promotion expenses increased by 130.0% to $386,971, compared to marketing and promotion expenses of $168,270 for the three months ended December 31, 2005. In the fourth quarter of FY 2006, administrative expenses increased by 609.4% to $1,416,123, compared to administrative expenses of $199,630 in the fourth quarter of FY 2005. In the fourth quarter of FY 2006, the Company recorded stock-based compensation expense of $715,990, compared to stock-based compensation expense of $14,148 in the fourth quarter of FY 2005; this is included in administrative expenses. In the fourth quarter of FY 2006, amortization of deferred development costs was $204,948; no such expense was incurred in the fourth quarter of FY 2005. For the three months ended December 31, 2006, amortization on property and equipment increased by 303.3% to $23,224, compared to $5,758 for the three months ended December 31, 2005. For the three months ended December 31, 2006, Dynasty Gaming recorded an impairment of a loan to CHCI, its former subsidiary, of $303,430; no such impairment of a loan was recorded for the three months ended December 31, 2005.

Loss from Operations

For the three months ended December 31, 2006, the Company’s loss from operations increased by 563.7% to $2,664,165, compared to a loss from operations of $401,431 for the three months ended December 31, 2005.

Other Income and Expenses

For the three months ended December 31, 2006, the Company generated other income of $50,164, compared to incurring other expenses of $2,161 for the three months ended December 31, 2005. In the fourth quarter of FY 2006, Dynasty Gaming’s other interest income increased significantly to $26,578, compared to other interest income of $1,991 in the fourth quarter of FY 2005. For the three months ended December 31, 2006, the Company recognized a foreign exchange gain of $4,981, compared to incurring a foreign exchange loss of $4,152 for the three months ended December 31, 2005. In the fourth quarter of FY 2006, Dynasty Gaming recognized a gain on settlement of advance payable of $18,605; no such gain on settlement of advance payable was recognized in the fourth quarter of FY 2005.

Net Loss from Continuing Operations

For the three months ended December 31, 2006, the Company’s net loss from continuing operations increased by 547.7% to $2,614,001, compared to a net loss from continuing operations of $403,592 for the three months ended December 31, 2005.

Net Income (Loss) from Discontinued Operations

For the three months ended December 31, 2006, the Company did not incur any net income from discontinued operations; for the three months ended December 31, 2005, the Company incurred a net loss from discontinued operations of $58,071.

Net Loss

For the three months ended December 31, 2006, Dynasty Gaming’s net loss increased by 466.2% to $2,614,001, compared to a net loss of $461,663 for the three months ended December 31, 2005.

In the fourth quarter of FY 2006, Dynasty Gaming posted a net loss per common share (basic and fully diluted) of $0.031, compared to a net loss per share of $0.008 in the fourth quarter of FY 2005.

Cash Flow Information

Operating Activities

For the three months ended December 31, 2006, cash used from operating activities increased by 325.3% to $1,478,638, compared to cash used from operating activities of $347,692 for the three months ended December 31, 2005.

Investing Activities

For the three months ended December 31, 2006, cash flow from investing activities was $145,515, compared to cash used from investing activities of $334,911 for the three months ended December 31, 2005.

Financing Activities

For the three months ended December 31, 2006, cash flow from financing activities increased by 11.3% to $6,528,932, compared to cash flow from financing activities of $5,867,048 for the three months ended December 31, 2005. In the fourth quarters of both years, the Company concluded private placements, which were the primary component of the cash flow from financing activities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of December 31, 2006. All of our directors are residents of Canada, with the exception of Kiyoshi Eguchi, who is a resident of Japan and Joseph Lau who is a resident of Hong Kong:

Name	Age	Position
Albert Barbusci	49	Director, President, and Chief Executive Officer
Mark Billings	37	Chief Financial Officer and Corporate Secretary
Kiyoshi Eguchi	66	Director
Joseph Lau	52	Director
Adriaan Brink (2)	43	President of Mahjong Systems Ltd.
David Wolk (3)	61	Director, President and Secretary of Mahjong Development Inc.
(1)

(1) During the fiscal year ended December 31, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc. Moreover, Linda Lemieux resigned as Director, President and Secretary of Mahjong Development Inc., and Tony Barbusci resigned as Vice President of Finance and Corporate Secretary. Subsequently, Mark Billings was appointed as Corporate Secretary, Joseph Lau was appointed as Director and David Wolk was appointed as President and Secretary of Mahjong Development Inc.
(2) Mr. Brink resigned as the President of Mahjong Systems Ltd. on March 31, 2007.
(3) David Wolk resigned as a director of the Company on January 1, 2007, and Robert Nihon II was appointed to the board of directors of the Company, effective as of the same date.

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

Adriaan Brink

Adriaan Brink served as President and Director of Mahjong Systems Ltd., our wholly-owned subsidiary, from September 19, 2005 to March 31, 2007. Since January 2003, Mr. Brink has also served as Chief Executive Officer of Genesis Consulting Anstalt, a consulting firm located in Liechtenstein. Prior to holding these positions, Mr. Brink was Chief Executive Officer of Zabadoo AG from March 2001 through December 2002., a company that produced Lottery Software. From January 1996 until February 2001, Mr. Brink served as Chief Executive Officer of International Lottery in Liechtenstein Foundation, a company that focused primarily in Charity Lottery.

Robert Nihon II

Mr. Nihon has served as a director of the Company since January 1, 2007, the date that Mr. David Wolk resigned from the board. He is presently Managing Director of the Bahamas-based Nihon Global Partners, which is a private family office that manages the capital of the Robert A. Nihon Family and a concentrated select group of individuals and institutional investors in the areas of asset management, real estate, private equity, venture capital and infrastructure. In his role with Nihon Global Partners, Mr. Nihon is focused on analyzing opportunities in asset management, infrastructure and private equity. His expertise has been in technology and Internet-related enterprises, as well as sports and athletic-related investments, specifically components product development and marketing.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has five executive officers and directors: Albert Barbusci, Robert Nihon II, Joseph Lau, Kiyoshi Eguchi and Mark Billings. The following table sets forth all annual and long term compensation that the Company has paid or that has accrued on behalf of Company’s chief executive officer, named executive officers and directors for the fiscal year ended December 31, 2006

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Albert Barbusci, President, Chief Executive Officer and Director	2006	225,000(1)	--	--	19,800	--	--	4,000 (6)	248,800
Mark Billings CFO and Corporate Secretary	2006	92,308	--	--	152,000	--	--	--	244,308
Kiyoshi Eguchi, Director (6)	2006	--	--	--	19,800	--	--	3,000	22,800

Robert Nihon II (8) Director	2006	--	--	--	--	--	--	--	--
Joseph Lau (3)(6) Director		--	--	--	18,900				18,900
Adriaan Brink (4)	2006	--	--	--	23,889	--	--	131,669	155,558
Anthony Barbusci (7)	2006	117,740	--	--	19,800	--	--	83,655	221,195
Linda Lemieux (2) (6)	2006	--	--	--	--	--	--	83,000	83,000
David Wolk (6)(8)	2006	--	--	--	19,800	--	--	37,150	56,950
Ian Sherrington (5)	2006	60,000	--	--	--	--	--	60,000	120,000

(1) Albert Barbusci received compensation of $225,000 pursuant to a Consulting Agreement between the Company and Cadence Communications Inc., a consulting company, of which Mr. Barbusci is the President.
(2) Linda Lemieux served as Director and Secretary of Mahjong Development Inc. (MDI); in September 2006 she resigned as Secretary of MDI and on November 1, 2006 she resigned as Director of Dynasty Gaming Inc. Ms. Lemieux was employed by MDI as a consultant, she received total fees of $80,000. Ms. Lemieux’s fees were paid to her personal operating company, Vision 2011, rather then to Ms. Lemieux directly.
(3) Joseph Lau was appointed Director of the Company on 19 November 2006 following the resignation of Linda Lemieux.
(4) Adriaan Brink was a former President and Director of Mahjong Systems Limited. Adriaan Brink received total fees of $131,669. Mr. Brink’s fees were paid to his personal operating company, Genesis Consulting, rather then to Mr. Brink directly. Mr. Brink resigned as Director on March 31, 2007.
(5) Ian Sherrington, President and Director of Mahjong Development Inc., was placed on salary as of November 1, 2005.and consultant fees were paid to Sherrington Systems, which is Mr. Sherrington’s personal operating company. On July 11, 2006, Ian Sherrington resigned as the President and Director of Mahjong Development Inc.
(6) The Company’s Directors currently receive compensation of $1,000 per attendance at the Company’s Director’s Meetings.
(7) On July 11, 2006, Anthony Barbusci resigned as Vice President of Finance and Corporate Secretary and on December 31, 2006 Anthony Barbusci resigned as employee of the Company, he received $83,655 as a retiring allowance.
(8)  Mr. Wolk’s fees of $33,150 were paid for services rendered as a communications consultant. Effective January 1, 2007, Mr. Wolk resigned from the board of directors of the Company and Robert Nihon II was appointed to the board of directors of the Company.
The Company has also granted stock options to certain officers and directors during the fiscal year ended December 31, 2006 as described in Item 6E.

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Employment Agreements

Except for as disclosed below, there are no employment contracts, consulting agreements, or “change of control agreements” in place between the Corporation and any of its Named Executive Officers.

Albert Barbusci. Albert Barbusci, the Company’s Chief Executive Officer, is a party to an employment agreement with the Company. The employment agreement does not provide for any payment of salary or bonus, the circumstances under which the agreement may be terminated, nor does the agreement contain a non-competition provision. The employment agreement does provide for the issuance of 500,000 stock options to be issued upon the execution of a definitive agreement for an Asia-based joint venture with the Ho family (or its nominee), and 500,000 options to be issued upon the launch by the Company or its affiliates of Chinese prepaid Mahjong cards or Mahjong being introduced in the Chinese province owned lotteries. The agreement also entitles Mr. Barbusci to full participation in the Company’s group health and dental insurance plan and in any other benefit plan available to senior officers of the Company. Under the agreement Mr. Barbusci is also entitled to reimbursement for all reasonable and necessary business and travel expenses incurred by him.

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

Mark Billings. Mark Billings, the Company’s Chief Financial Officer, is a party to a 3-year employment agreement with the company, due to terminate on March 6, 2009, unless terminated beforehand, as described more fully below. The employment agreement provides, among other things, for payment of the executive’s salary of $120,000 annually. In addition, the agreement provides for the issuance of (i) 500,000 stock options to be issued upon execution of the employment agreement, (ii) 200,000 stock options to be issued upon the Company having achieved $2,000,000 of cumulative gross revenues from its Mahjong Mania and any other current or future gaming software, (iii) 200,000 options to be issued upon the launch of the first World Series of Mahjong tournament (or similar tournament) which the Company will be organizing, and (iv) 200,000 stock options to be issued upon the successful launch of the Mahjong Club web site (or similar site owned and operated by the Company). The employment agreement also provides for certain benefits, including an annual bonus equal to 2% of pre-tax profits subject to a maximum payment of no more than 50% of the Employee’s Base Salary, four weeks paid vacation each year, and full participation in the Company’s group health and dental insurance each year. Mr. Billings is also entitled to reimbursement for all reasonable and necessary business and travel expenses incurred by him in connection with the performance of his employment duties. The employment agreement permits Mr. Billings to act as an advisor, officer or director of other entities, provided that such activities do not conflict or compete with the Company or do not adversely affect the performance of Mr. Billings’ duties under the employment agreement. The non-competition provision applies for the duration of the agreement and for a period of one year thereafter. The Company may terminate the employment agreement upon the executive’s death or disability, or upon just cause, including breach of the non-competition provisions, mentioned above, in which case the Company shall pay to the executive or his beneficiary any accrued but unpaid base salary, bonus and vacation for the period up to the date of death or disability and any benefits to which the executive is entitled, other than options that have not vested in the event of termination for just cause. Mr. Billings may terminate the employment agreement with or without good reason, as defined in the employment agreement, at any time upon thirty days’ written notice to the Company.

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

Committees of the Board of Directors

The Company maintains an Audit Committee, which is comprised of Albert Barbusci, Joseph Lau, and Kiyoshi Eguchi. The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. As of the filing of this Annual Report, Mr. Joseph Lau serves as the Chair of the Audit Committee.

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

Other then the Audit Committee, the Board of Directors has not appointed any other committees.

D.  Employees

As of December 31, 2006, the Company and its wholly-subsidiaries had 23 full-time employees and 4 consultants under contract, all of whom worked out of the Company’s head office. The employees’ positions included managerial and support staff positions. All employees were engaged either directly as employees, through a management company or as consultants.

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above who are currently our executive officers and/or directors and includes the details of all options or warrants to purchase shares of the Company held by such persons as of May 31, 2007:

Name	Number of Common Shares Held	Number of Options or Warrants Outstanding [1]	Beneficial Ownership [2]	Percentage Of Class [7]
Albert Barbusci	13,473,000 (3)	90,000 (3)	13,628,000	14.58%
Mark Billings	49,000 (4)	700,000	449,000	*
Kiyoshi Eguchi	Nil (5)	90,000	60,000	*
Joseph Lau	Nil (6)	90,000	30,000	*
Robert Nihon	Nil	0	0	*
Total:	13,522,000	970,000	14,167,000	15.24%

* indicates less than 1%.
(1) For information regarding the class, amount, exercise prices, and expiry date of the options, please see below.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days of May 31, 2007, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(3) Held by Mr. Barbusci, personally and through Cadence Holdings, a corporation of which Mr. Barbusci is President and greater than 10% shareholder, as well as 95,000 shares held by Mr. Barbusci’s wife and minor children and 60,000 of vested stock options.

(4) Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billing owns 49,000 shares of DNY common stock, as well as options to purchase 500,000 shares of DNY common stock at a strike price of $0.50 per share, which expire on March 5, 2011, of which 333,333 have vested or will vest within 60 days of May 31, 2007, and options to purchase 200,000,shares of DNY common stock at a strike price of $0.54 per share, which expire on November 1, 2011, of which 66,667 have vested or will vest within 60 days of May 31, 2007.

(5) Kiyoshi Eguchi, Director, has options to purchase 90,000 shares of DNY common stock at a strike price of $0.50 per share, which expire on March 5, 2011, of which 60,000 have vested or will vest within 60 days of May 31, 2007,

(6) Joseph Lau, Director, has options to purchase 90,000 shares of DNY common stock at a strike price of $0.54 per share, which expire on November 1, 2011, of which 30,000 have vested or will vest within 60 days of May 31, 2007,

(7) Based on 92,347,574 shares outstanding as of May 31, 2007.

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

As of December 31, 2006, we had 7,887,888 incentive stock options issued and outstanding.

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as at December 31, 2006:

Name	Title of Class	Securities Acquired on Exercise (#)	Exercise Price (Cdn $)	Unexercised Options at May 31, 2006 (#)	Expiry Date
Albert Barbusci	Common	Nil	$0.50	90,000	March 5, 2011

David Wolk (6)	Common	Nil 125,000 Nil	$1.00 $0.15 $0.50	25,000 nil 90,000	August 5, 2007 March 1, 2010 March 5, 2011

Linda Lemieux (5)	Common	125,000 Nil	$0.15 $0.50	nil 90,000	March 1, 2010 March 5, 2011

Kiyoshi Eguchi	Common	Nil	$0.50	90,000	March 5, 2011

Anthony Barbusci (4)	Common	Nil 50,000 Nil	$0.75 $0.15 $0.50	100,000 75,000 90,000	March 25, 2007 March 1, 2010 March 5, 2011

Adriaan Brink (1)	Common	Nil Nil	$0.44 $0.54	333,333 333,333	September 21, 2010

Ian Sherrington (2)	ommon	111,111	$0.44	222,222	September 21, 2010

Mark Billings (3)	Common	Nil	$0.50	500,000	March 5, 2011

Robert Nihon II (6)	--	--	--	--	--

(1) Adriaan Brink holds the common stock options through his personal operating company, Genesis Consulting Anstalt. Mr. Brink resigned as President of Mahjong Systems Limited as of March 31, 2007.
(2) Ian Sherrington resigned as the President and Director of Mahjong Development Inc. as of March 31, 2007
(3) Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billings’ current compensation structure includes an annual salary of $120,000. Mr. Billings also owns 49,000 shares of DNY common stock.
(4) Anthony Barbusci resigned as Vice President of Finance and Corporate Secretary as of July 11, 2006 and as of January 1, 2007 he is no longer an employee of the Company.
(5) Linda Lemieux resigned as Secretary of Mahjong Development Inc. as of September 2006 and on November 1, 2006 she resigned as Director of the Company.
(6) Effective January 1, 2007, Mr. Wolk resigned from the board of directors of the Company and Robert Nihon II was appointed to the board of directors of the Company.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

To the best of Dynasty’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Dynasty, except for those listed below:

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Common Shares	Albert Barbusci	13,628,000 (3)	14.8%

Common Shares	Richard Groome	7,876,500 (4)	8.5%

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

(2)	Based on 92,347,574 common shares issued and outstanding at May 31, 2007.

(3)
Mr. Barbusci’s beneficial ownership includes 13,473,000 shares held by Mr. Barbusci, personally and through Cadence Holdings, a corporation of which Mr. Barbusci is President and greater than 10% shareholder, as well as 95,000 shares held by Mr. Barbusci’s wife and minor children and 60,000 of vested stock options.

(4)
Mr. Groome’s beneficial ownership includes 5,876,500 common shares and warrants underlying 2,221,500 common shares, as well as 2,000,000 common shares and 500,000 warrants under his investment control or direction.

       There are currently no voting rights arrangements among the Company’s shareholders and directors, nor do any major shareholders have different voting rights.

As at May 31, 2007, there were 42 registered shareholders in the United States that held common shares totaling 17,610,100 or 19.1% percent of the common shares outstanding; these registered shareholders were brokerage firms and thus these shares were held in “street name”.

To the extent known to us, we are not directly or indirectly owned or controlled by any Foreign Government, or by any other natural or legal persons, severally or jointly.

B.  Related Party Transactions

Except where described elsewhere in this Annual Report, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Annual Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as indicated below.

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

As at December 31, 2006, the Company has $3,272 accounts payable to related parties.

Direct costs were charged by:

Vision 2011, a company controlled by Linda Lemieux, a former director of the Company, charged direct costs in the amount of $80,000. There is no written agreement or contract between Vision 2011 and the Company or any of its subsidiaries. Up until September 8, 2006, Ms. Lemieux provided management consulting services to the Company’s subsidiary, Mahjong Development Inc. and billed for these services through her personal services company, Vision 2011. Ms. Lemieux oversaw the operation and managed the software development team. Ms. Lemieux received payments of $10,000 per month.

Lisnacullen Farms, a company controlled by Christine Sheehy, wife of Barry Sheehy, the president of CPC Econometrics, our former subsidiary which was subsequently disposed off, charged direct costs of $66,764. There is no written agreement or contract between Lisnacullen Farms and the Company or any of its subsidiaries. Lisnacullen Farms provides management, corporate, administrative and advisory services to CPC Econometrics.

Genesis Consulting, a company controlled by Adriaan Brink, former President of our MSL subsidiary, charged direct costs of $11,669 to MSL.

Administrative costs were charged by:

Cadence Communications Inc., a company controlled by Albert Barbusci, our President and CEO, charged administrative costs in the amount of $225,000. Mr. Barbusci’s travel, entertainment and most other business-related expenses are paid by his personal company, Cadence Communications Inc. and are subsequently billed to the Company for reimbursement. Dynasty Gaming Inc. and Cadence Communications Inc. entered into an agreement on January 1, 2006. The services to be rendered by Cadence Communications, as represented by Albert Barbusci, include the management, administration and supervision of the Company’s business; financing; marketing and business promotion; and strategic planning. This agreement has a term of five (5) years, thus terminating on December 31, 2010. It can thereafter be renewed upon the mutual consent of the parties on such terms and conditions as mutually agreed. The parties agree to commence discussions regarding renewal one (1) year prior to the end of the five-year term.

David Wolk, a director of the Company, provides various communications services, including drafting press releases and business plans. There is no written agreement or contract between Mr. Wolk and the Company or any of its subsidiaries. His fees for the year amounted to $33,150 and were billed to the Company. Subsequent to the filing of the Company Registration Statement on Form 20-F, Amendment NO. 4, effective as of January 1, 2007, Mr. Wolk resigned as a director of the Company.

Genesis Consulting, a company controlled by Adriaan Brink, the President of our MSL subsidiary, charged administrative costs of $120,000 to MSL. Genesis Consulting and Mahjong Systems Limited, a wholly-owned subsidiary of the Company, entered into an agreement on June 10, 2005. In accordance with the agreement. Mr. Brink, through his company Genesis Consulting, provides management, marketing, business development and sales services to the Company and its Mahjong subsidiaries. Subsequent to the filing of the Company Registration Statement on Form 20-F, Amendment NO. 4, effective as of March 31, 2007, Mr. Brink resigned as President of our MSL subsidiary.

Director fees were paid as follows: $4,000 to Albert Barbusci; $4,000 to David Wolk; $3,000 to Linda Lemieux and $3,000 to Kiyoshi Eguchi.

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

C.	Interests of experts and counsel

Not Applicable.

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

Audited Financial Statements

Our consolidated financial statements for the fiscal periods 2006/2005/2004 periods ended December 31st as required under Item #17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on dividend distributions:

Dynasty has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of Dynasty and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under the symbol “DNY” and on the OTCBB under the symbol “DNYFF.” The TSX Venture Exchange (“TSX”) is monitored by the Ontario Securities Commission. Our common shares began trading on the (i) TSX Venture Exchange under the symbol “DNY” on December 9, 2005, and (ii) on the OTCBB under the symbol “DNYFF” on February 16, 2007. Before we were listed as “DNY” and prior to our name change, our common shares were traded on the TSX Venture Exchange under the name Events International Holding Corporation and under the symbol “EIH.” As of May 31, 2006, the stock price on the TSX Venture Exchange was CDN$0.85.

The high and low closing trading prices of our common shares as reported on the TSX and the OTCBB for the five most recent full financial years are listed in the following chart.

TSX (in CDN$):
PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
2006	1.45	0.35
2005*	0.66	0.15
2004	0.40	0.03
2003	0.65	0.17
2002*	1.48	0.45

*The Company’s common shares began trading on the TSX, under the name Events International Holding Corporation (“EIH”), on April 25, 2002. The Company changed its name to Dynasty Gaming Inc. (“DNY”) on December 5, 2005, and began trading on the TSX Venture Exchange under that symbol on December 9, 2005.

OTCBB:

The Company’s common shares did not trade on the OTCBB during any of the five most recent full financial years.

The high and low market prices of our common shares as reported on the TSX and the OTCBB for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below:

TSX (in CDN$):

	High	Low
March 31, 2007 (1)	0.93	0.68
December 31, 2006	1.01	0.34
September 30, 2006	0.9	0.48
June 30, 2006	1.31	0.79
March 31, 2006	1.33	0.39

December 31, 2005	1.11	0.35
September 30, 2005	0.93	0.47
June 30, 2005	1.45	0.73
March 31, 2005	1.35	0.39

OTCBB (in U.S.$):

	High	Low
March 31, 2007**	0.778	0.595
January 1, 2005 - December 31, 2006*	N/a	N/a
January 1, 2005 - December 31, 2005*	N/a	N/a

* The Company’s common shares did not trade on the OTCBB during respective financial years.
** For the respective period, the Company’s common shares commenced trading on February 16, 2007.

For the most recent six months, the high and low market prices of our common shares are as set forth below:

TSX (in CDN$):

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
May 31,2007	0.76	0.33
April 30, 2007	0.78	0.56
March 31, 2007	0.86	0.66
February 28, 2007	0.90	0.78
January 31, 2007	0.95	0.66
December 31, 2006	1.10	0.66

OTCBB:

	High	Low
May 31,2007	0.630	0.350
April 30, 2007	0.670	0.492
March 31, 2007	0.728	0.595
February 28, 2007**	0.737	0.682
January 31, 2007*	N/a	N/a
December 31, 2006*	N/a	N/a

* The Company’s common shares did not trade on the OTCBB during respective financial years.
** For the respective period, the Company’s common shares commenced trading on February 16, 2007.

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

As of May 31, 2007, there were 92,347,574 of our common shares issued and outstanding; and there were approximately 1,159 registered holders of our common stock.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “DNY” and in the U.S. on the OTCBB under the trading symbol “OTCBB.OB.”

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.  Memorandum and Articles of association

     The description of certain terms and provisions of our Articles of Incorporation and By-laws is incorporated by reference to our Registration Statement filed on Form 20-F, Amendment No. 5 filed with the SEC on January 12, 2007.

C.  Material Contracts

During the fiscal years ended December 31, 2006 and 2005, and as of May 31, 2006, the Company has entered into the material contracts listed below:

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

12.
On April 24, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, signed a partner agreement with Finsoft Limited covering the distribution of Dynasty’s Mahjong Mania software. Under the Agreement, the Company will earn licensing fees and revenue from each gaming network on which Finsoft installs Mahjong Mania software. (This agreement has since expired and has not been renewed.)

13.
On August 24, 2006, the Company, through its Mahjong Systems (Cyprus) Limited subsidiary, entered into a contract with Microgaming Software Systems Limited whereby MSL (Cyprus) granted Microgaming an exclusive license to use and sub-license the use of the Mahjong System.

14.
On March 30, 2007, the Company entered into an investor relations services agreement with AGORACOM Investor Relations (“AGORACOM”). Pursuant to the terms of this Agreement, AGORACOM will (i) create effective communication between the Company, its shareholders and the investment community through AGORACOM’s internet based investor relations system, and (ii) create a monitored Dynasty Gaming IR HUB (http://www.agoracom.com/IR/DynastyGaming) that will allow both the Company and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications. Furthermore, AGORACOM agreed to provide services to the Company for the purpose of raising the Company awareness amongst retail investors for the purposes of attracting new and prospective shareholders.

15.
On March 21, 2007, the Company entered into a joint venture agreement with China’s NextMart Inc. (formerly Sun New Media Inc.) for the creation of a new brand/internet portal, in the form of a highly profiled e-commerce website, that will focus primarily on China’s approximately 200 million young urban males and females aged 18 to 25.

16.
On May 25, 2007, the Company entered into a Letter of Intent (“LOI”) with Shanda Interactive Entertainment Ltd., (NASDAQ: “SNDA”) China’s leading interactive entertainment media company. The LOI will facilitate an exchange of information between the two companies, leading to the licensing of our MahjongMania software by Shanda. In addition, the LOI will allow for the exploration of ways Dynasty and Shanda might jointly pursue China’s online gaming market. The companies are currently negotiation entering into a formal definitive agreement.

17.
On February 7, 2007, the Company, through its Mahjong Systems (Cyprus) Limited subsidiary, entered into a contract with MT Ventures Inc., a subsidiary of Las Vegas from Home.com Entertainment Inc. whereby both companies cross-licensed each other’s online gaming software.

18.
On March 28, 2007, the Company, through its Mahjong Systems (Cyprus) Limited subsidiary, entered into a contract with Evolution Gaming Inc. whereby the latter agreed to license the Company’s Mahjong Mania software.

In connection with the material contracts listed above in #1-13, the Company has previously filed a Confidentiality Request with, and obtained confidentially treatment from, the SEC. Accordingly, certain confidential information has been redacted from the above-listed material contracts, copies of which are included as exhibits to the Company’s Registration Statement filed on Form 20-F on January 12, 2007.

D.  Exchange controls

Canadian Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires Common Shares and who, for the purposes of the Income Tax Act (Canada), as amended (the “Tax Act”) and any applicable income tax treaty or convention, at all relevant times (i) is not a resident or deemed to be a resident in Canada; (ii) deals at arm’s length and is not affiliated with Dynasty; (iii) is not a foreign affiliate of a taxpayer resident in Canada; (iv) holds Common Shares as capital property; and (v) does not use or hold and is not deemed to use or hold such Common Shares in the course of carrying on a business in Canada (such an investor referred to herein as a “non-Canadian investor”). In general, a non-Canadian investor will be considered to hold Common Shares as capital property unless the investor is a trader or dealer in securities or otherwise holds them in the course of carrying on a business of buying or selling securities or has acquired them in a transaction considered to be an adventure in the nature of trade. This summary does not apply to non-Canadian investors (or other investors) who are insurers or who are “financial institutions” within the meaning of the “mark-to-market” rules contained in the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and on Dynasty’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary does not take into account or anticipate any change in law, whether by legislative, governmental or judicial action or changes in the administrative practices or assessing policies of the CRA.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any investor and no representation with respect to the tax consequences to any particular investor is made. This summary does not address any aspect of any provincial, state or local tax laws or the laws of any jurisdiction other than Canada. Accordingly, investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

A non-Canadian investor will be subject to a 25% withholding tax under the Tax Act on the gross amount paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of dividends to him on a Common Share. The rate of withholding tax may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. For example, pursuant to the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited or deemed to be paid or credited on a Common Share beneficially owned by a resident of the United States for the purposes of the Treaty will generally be reduced to 15%. However, where such beneficial owner is a company resident in the United States which owns at least 10% of the voting stock of Dynasty, the rate of such withholding is reduced to 5%.

The Common Shares constitute “taxable Canadian property” under the Tax Act. A disposition or deemed disposition of a Common Share by a non-Canadian investor will give rise to a capital gain (or capital loss). Any capital gain realized as a result of such disposition or deemed disposition will be subject to Canadian tax. However, under the Treaty, such gains will generally be exempt from Canadian tax where the non-Canadian investor disposing of such Common Shares is a resident of the United States for the purposes of the Treaty.

U.S. Tax Considerations

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Tax Considerations” above.

The following discussion is based upon the Internal Revenue Code of 1986 , as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is of a general nature only and is not exhaustive of all US federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Dynasty’s common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of Dynasty’s common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Dynasty’s common shares.
U.S. Holders

As used herein, a “U.S. Holder” means a holder of Dynasty’s common shares who is a U.S. citizen or individual income tax resident of the United States under U.S. domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a U.S. Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to U.S. Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a U.S. Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

U.S. Holders receiving dividend distributions with respect to Dynasty’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld)   equal to the U.S. dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that Dynasty has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of U.S. Federal Income Tax Consequences, the term “earnings and profits” refers to Dynasty’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for U.S. federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of Dynasty, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of the receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

The operation of the foreign tax credit for any particular U.S. Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to U.S. Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a long-term capital gain or loss if the common shares of Dynasty are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein “U.S. Person” means a citizen or income tax resident of the United States as determined under U.S. domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of Dynasty’s outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer U.S. Persons who are individuals and 60 percent or more of Dynasty’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), Dynasty is a “foreign personal holding company” (“FPHC”). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of Dynasty’s undistributed income.

Foreign Investment Corporation

If 50 percent or more of the combined voting power or total value of all classes of the Corporation’s stock is held, directly or indirectly (including through attribution), by U.S. Persons, the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, Dynasty could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of Dynasty’s income which is passive, or the percentage of Dynasty’s assets which are producing passive income. Generally, U.S. Holders of PFICs are taxed upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated ratably to each day in the shareholder’s holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) is included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest U.S. income tax rate plus an interest charge to reflect the benefit of tax deferral.

However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally would not apply. Instead, the electing U.S. Holder would include annually in gross income his, her or its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly (including through attribution), by U.S. Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Corporation (“United States Shareholder”), the Corporation is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the U.S. Shareholders’ income on a current basis, regardless of distributions. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. In certain circumstances, a foreign tax credit may apply to reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H.  Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y-2J7.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.  Subsidiary Information

Not required.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of Quebec, Canada on August 11, 1994. A majority of our directors and executive officers are residents of countries other than the United States. Furthermore, all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon any of our directors and executive officers or on us;

•
enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	to bring an original action in a Canadian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the US securities laws.

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
PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.     CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2006. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2006 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s annual report on internal control over financial reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with generally accepted accounting principles in Canada (“Canadian Standards”), as well as a reconciliation of our operating losses and shareholders’ equity as reported in the consolidated financial statements under Canadian Standards to operating losses and shareholders’ equity in accordance with generally accepted accounting principles in the United States.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Also, changes in conditions and business practices in subsequent periods may subject our determination of effectiveness to the risk that certain controls may become inadequate.

(c) Attestation report of the register public accounting firms

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

As a Quebec corporation with operations principally outside of the United States, Dynasty is considered a “foreign private issuer” for the purposes of filings with the Securities and Exchange Commission (“SEC”) and with any stock exchange in the United States. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. Dynasty is presently listed on the OTCBB and accordingly is not presently subject to the audit committee financial expert requirement.

ITEM 16B.  CODE OF ETHICS.

Dynasty has adopted a Code of Conduct that applies to its Chief Executive Officer and all of its directors, officers and employees, or persons performing similar functions. A copy of Dynasty’s Code of Conduct is available at its corporate office in Montreal, Quebec, Canada. Any future changes to the Code of Conduct will be posted on the Company’s website or filed as an exhibit to a report filed with the SEC within five business days of the change being effective.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2005 and 2005 by Horwath Appel, the Company’s principal accounting firm.

Accountant Fees and Services	2006		2005
Audit Fees		$65,000	$55,000
Audit Related Fees		$25,000	$47,000
Tax Fees		$5,000	$5,500
All Other Fees	$	nil	nil
		$95,000	$107,500

Audit Fees. The audit fees for the years ended December 31, 2006 and 2005, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees. Tax fees for the years ended December 31, 2006 and 2005, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

Other Fees. For the year ended December 31, 2006, other fees represent allowable services performed by the external auditor relating to the scoping of Canadian Securities Administrators National Instrument 52-109. The Company did not incur any other fees for the years ended December 31, 2006 and 2005.

The Audit Committee of our Board of Directors chooses and engages our independent auditors to audit our financial statements. In 2006, our Board of Directors also adopted a policy requiring management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve audit and non-audit services that may be performed by our auditors.

ITEM 16D.  EXEMPTIONS FORM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statement in this Annual Report, unless otherwise stated, are presented in accordance with Canadian GAAP. Such financial statements have been reconciled to United States GAAP.

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

8.1	List of wholly owned subsidiaries. *

12.1	Certification by Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *

12.2	Certification by Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *

13.1	Certification by Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code. *

13.2	Certification by Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code. *
_________________________________
* Filed herewith.
** The confidential portions of this exhibit has been omitted and flied separately with the Securities and Exchange Commission.
+ Signifies management contract or compensatory arrangement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNASTY GAMING INC.

By:	Albert Barbusci Name: Albert Barbusci Title: Chief Executive Officer

Date: June 29, 2007

By:	Mark Billings Name: Mark Billings Title: Chief Financial Officer

Date: June 29, 2007

DYNASTY GAMING INC. DECEMBER 31, 2006 AND 2005 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page

DYNASTY GAMING INC. - Fiscal Years Ended December 31, 2006 and 2005 (Audited)

Auditors' Report	F-1

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations and Deficit	F-3

Consolidated Statements of Shareholders' Equity	F-4

Consolidated Statements of Cash Flows	F-5

Notes to Consolidated Financial Statements	F-6 - F-24

AUDITORS' REPORT

The Shareholders of:
Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, shareholders' equity and cash flows for the three-year period ended December 31, 2006. The consolidated fmancial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated fmancial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated fmancial statements present fairly, in all material respects, the fmancial position of the Company as at December 31, 2006 and 2005 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec February 19, 2007	/s/ Horwath Appel Horwath Appel
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-
U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2006 and shareholders' equity as at December 31, 2006, 2005 and 2004 to the extent summarized in note 19 to the financial statements.

Montreal, Quebec February 19, 2007	/s/ Horwath Appel Horwath Appel
Chartered Accountants

Membre independant de Horwath International avec bureaux affilies a travers le monde. An inclependent member firm of Horwath International with affiliated offices worldwide.

DYNASTY GAMING INC.
Consolidated Balance Sheets

As at December 31, 2006 and 2005
(stated in Canadian Dollars)

	2006	2005
	$	$
ASSETS
Current assets
Cash	7,551,017	5,755,213
Restricted cash	43,030	-
Restricted deposit	-	116,300
Accounts receivable	396,043	129,482
Prepaid expenses	159,586	46,021
Other receivable (Note 3)	150,000	-
Assets held for sale (Note 3)	-	2,255,006
	8,299,676	8,302,022
Deferred development costs (Note 6)	1,639,571	2,736,451
Property and equipment (Note 7)	465,175	127,054
Assets held for sale (Note 3)	-	121,007

	10,404,422	11,286,534

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	737,155	750,088
Deferred revenue	48,908	48,908
Current portion of obligations under capital leases	-	5,003
Liabilities related to assets held for sale (Note 3)	-	1,644,387
	786,063	2,448,386
Liabilities related to assets held for sale (Notes 3)	-	63,561
	786,063	2,511,947

Shareholders' equity	9,618,359	8,774,587
	10,404,422	11,286,534

Commitments and Canadian and United States accounting policies differences (Notes 16 and 19)

On behalf of the board:

"Albert Barbusci" ,_Director

"Joseph Lau" ,_Director

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

	Capital Stock	Capital Stock	Contributed Surplus	Other Capital	Cumulative Currency Translation Adjustment	Deficit	Total Shareholders’ equity
	(note 11)	(note 11)	(Note 5)	(note 12)	(note 3)
	#	$	$	$	$	$	$
Balance - December 31, 2003	38,600,836	3,831,116			(70,766)	(647,648)	3,112,702
Repurchase of shares	(2,413,054)	(241,306)	120,653				(120,653)
Foreign currency translation					(65,158)		(65,158)
Net loss for the year						(2,204,904)	(2,204,904)
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987

Shares & warrants issued - Private Placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - Business Acquisition	9,000,000	1,350,000					1,350,000
Shares issued - Brokers' Rights & Warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - Stock Option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs (Note 13)				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587

Shares & warrants issued - Private Placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - Brokers' Warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - Stock Option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs (Note 13)				1,042,146			1,042,146
Foreign currency translation (Note 3)					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)

Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Consolidated Statements of Operations

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

	2006	2005	2004
	$	$	$
Revenues	82,277	161,700	26,053
Operating expenses
Direct costs	1,505,545	53,593	-
Marketing and promotion	1,217,613	231,567	16,988
Administrative	3,065,346	911,006	415,805
Amortization - deferred development costs	819,792	-	-
Amortization - property and equipment	56,234	16,109	-
Impairment - tangible assets (Note 8)	303,430	-	67,958
Impairment - goodwill (Note 9)	-	328,348	-
	6,967,960	1,540,623	500,751
Loss from operations	(6,885,683)	(1,378,923)	(474,698)
Other
Interest income (expense)	131,516	(1,518)	15,281
Foreign exchange gain	1,604	9,267	24,979
Gain on settlement of advance payable	18,605	-	-
	151,725	7,749	40,260
Net loss from continuing operations	(6,733,958)	(1,371,174)	(434,438)
(Loss) income from discontinued operations (Notes 3 and 5)	(186,626)	186,615	(2,784,136)
Gain on sale of discontinued operations (Notes 3 and 5)	24,715	-	1,013,670
Net (loss) income from discontinued operations	(161,911)	186,615	(1,770,466)

Net loss	(6,895,869)	(1,184,559)	(2,204,904)

Net loss per share
Basic and diluted
From continuing operations	(0.09)	(0.03)	(0.01)
From discontinued operations	0.00	0.00	(0.05)
	(0.09)	(0.03)	(0.06)

Weighted average number of common shares
Basic	78,876,348	46,165,603	38,534,906
Diluted	78,876,348	46,165,603	38,534,906

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)
	2006	2005	2004
	$	$	$
Operating activities
Net loss from continuing operations	(6,733,958)	(1,371,174)	(434,438)
Stock based compensation (Note 13)	1,042,146	30,257	-
Amortization of deferred development costs	819,792	-	-
Amortization of property and equipment	56,234	16,109	-
Impairment - tangible assets	303,430	-	67,958
Impairment - goodwill	-	328,348	-
	(4,512,356)	(996,460)	(366,480)
Change in non-cash working capital:
Accounts receivable	(266,561)	318	140,600
Prepaid expenses	(113,565)	13,095	15,956
Accounts payable and accrued liabilities	(12,933)	(739,855)	404,704
Deferred revenue	-	48,908	-
	(393,059)	(677,534)	561,260
	(4,905,415)	(1,673,994)	194,780
Investing activities
Increase in restricted cash	(43,030)	-	-
Decrease in restricted deposit	116,300	3,900	629,800
Net cash transferred on sale of business (Notes 3 and 5)	(879,789)	-	(151,425)
Cash acquired on acquisition	-	6,863	-
Loan receivable	-	30,200	(30,200)
Loan receivable - shareholder	-	-	346,588
Increase in development costs - gaming software	-	(578,624)	-
Tax credits received for development costs	277,088	-	-
Acquisition of property and equipment	(394,355)	(29,631)	-
	(923,786)	(567,292)	794,763
Financing activities
Repayment of obligations under capital leases	(5,003)	(27,429)	-
Decrease in loan payable director	-	(60,000)	-
Issuance of common shares net of costs	6,697,495	7,910,897	-
	6,692,492	7,823,468	-
Change in cash and cash equivalents from continuing operations	863,291	5,582,182	989,543
Change in cash and cash equivalents from discontinued operations (Notes 3 and 5)	634,460	152,039	(2,391,828)
Net change in cash and cash equivalents	1,497,751	5,734,221	(1,402,285)
Cash and cash equivalents , beginning of year	6,053,266	319,045	1,721,330
Cash and cash equivalents , end of year	7,551,017	6,053,266	319,045
Cash and cash equivalents related to:
Continuing operations	7,551,017	5,755,213	303,187
Discontinued operations	-	298,053	15,858

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these Consolidated Financial statements

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

1.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act. Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software. The Company is committed to devoting its management and financial resources to the on-line gaming business; therefore, it has sold its MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc (“CPC”) subsidiaries (Note 3).

2.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)	Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its wholly-owned Canadian subsidiary, Mahjong Development Inc., and its wholly-owned Turks and Caicos Island subsidiary, Mahjong Systems Limited. During the year, two new foreign wholly-owned subsidiaries were incorporated: Mahjong Systems (Cyprus) Limited, incorporated in Cyprus, and DNY (BVI) Limited, incorporated in the British Virgin Islands. Since the operations for both companies commenced in 2007, there is no activity to report in the accompanying financial statements.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statements of operations from the dates of acquisition.

c)	Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

d)	Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost. The Company performs periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

e)	Property and equipment

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives on the declining balance method as follows:

1) computer hardware and software	30%
2) furniture and fixtures	20%

f)	Government assistance

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

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

2. Significant Accounting Policies - cont’d

g)	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. The operations of CPC Econometrics Inc., the Company’s wholly-owned foreign subsidiary sold effective September 30, 2006, were considered self-sustaining. The operations of the Company’s wholly-owned foreign subsidiary, Mahjong Systems Limited, are considered to be fully integrated with those of its parent.

(i)	Self-sustaining foreign operations

All assets and liabilities are translated at the exchange rates in effect at year end. Revenues and expenses are translated at the average exchange rate for the period. The resulting net gains or losses are included as a cumulative translation adjustment in the consolidated statement of shareholders’ equity.

(ii) Accounts in foreign currencies

Accounts in foreign currencies are translated using the temporal method. Under this method monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at the historical exchange rates. Revenues and expenses (other than amortization, which is translated at the same exchange rates as the related assets) are translated at exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statement of operations.

h)	Income taxes

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

i)	Revenue recognition

The Company recognizes revenues resulting from the sale of software usage licenses and royalties. Revenues resulting from the sale of software usage licenses are recognized on a straight-line basis over the term of the software agreements. Revenues from royalties, the percentage share of the on-line game stakes as stipulated in the licensing contracts, are recognized at the end of the Internet game.

For its discontinued operations, the Company recognized revenues from consulting contracts on a percentage of completion basis, as specific critical events occurred. Contracts for advertising and communication services were generally for periods of three to six months and revenues were recognized upon the acceptance by the clients of specific deliverables.

j)	Per share amounts

Basic earnings or loss per share are determined using the weighted average number of common shares outstanding during the year.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

Diluted earnings or loss per share is calculated by dividing net results available to common shareholders by the weighted average number of shares used in the basic per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year, using the treasury stock method.

2.  Significant Accounting Policies - cont’d

k)	Guarantees

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

l)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas of significant estimate include the recoverability of deferred software costs, amortization periods for property and equipment, provision for doubtful accounts, the realization of future tax assets, and stock-based compensation costs. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

m)	Stock-based compensation and other stock-based payments

The Company has a stock-based compensation plan which is described in note 13. The Company accounts for all stock-based payments and awards under the fair value base method. All stock compensation to non-employees are expensed to earnings. Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to other capital.  When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to other capital.    For awards granted before January 1, 2004, the Company did not recognize any compensation cost.

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements.

n) Goodwill

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

o) Comparative figures

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

3.	Discontinued Operations and Assets Held for Sale

The Company discontinued all activities outside of its main business focus and sold 100% of the issued and outstanding shares of 3 subsidiaries: MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”). The sale was a non-arm’s length transaction and was ratified by the Board of Directors with effective date of September 30, 2006 at which date the acquirer took control. The agreement closed on December 15, 2006 at the sale price of $300,000: $150,000 paid in cash and $150,000 receivable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date.

The effect of the sale on the Company’s cash position was a negative amount of $879,789, representing $150,000 received from proceeds and $1,029,789 of cash disposed.

The effect of the sale on the Company’s equity is as follows:

Proceeds from sale	$300,000
Less : book value of subsidiaries as of September 30, 2006	(275,285)
Gain on sale	$24,715

The cumulative currency translation adjustment as of December 31, 2005, which arose from the translation to Canadian dollars of the assets and liabilities of CPC Econometrics Inc., the Company’s foreign self-sustaining US operations, has been written off to the Company’s opening deficit. The effect of this write off to the deficit at the beginning of period was a negative amount of $189,919.

The results of the operations, cash flows and financial position of MED, CHCI and CPC have been segregated in the accompanying consolidated financial statements.

The discontinued operations presented in the accompanying consolidated statements of operations are as follows:

	2006	2005	2004
	273-day period	365-day period	365-day period
	$	$	$
Revenues	1,710,323	7,794,457	6,212,739
Operating expenses
Direct costs	1,526,896	5,241,175	4,315,070
Selling	114,100	320,267	133,169
Administrative	199,666	1,786,179	1,502,643
Amortization	28,675	37,251	1,316,510
Impairment of assets (Note 8)	-	-	234,965
	1,869,337	7,384,872	7,502,357
(Loss) income from operations	(159,014)	409,585	(1,289,618)
Other
Other income (expense)	14,428	21,757	(14,406)
Gain on settlement of debt	-	-	1,065,803
Gain (loss) on sale of equipment	4,893	-	(4,651)
	19,321	21,757	1,046,746
(Loss) income before income taxes	(139,693)	431,342	(242,872)
Income taxes	-	244,727	211,010
(Loss) income from discontinued operations	(139,693)	186,615	(453,882)
Translation adjustment loss	(46,933)	-	-
Net (loss) income from discontinued operations	(186,626)	186,615	(453,882)

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

3.	Discontinued Operations and Assets Held for Sale - cont’d

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:
	2006	2005	2004
	273-day period	365-day period	365-day period
	$	$	$
Operating activities	1,070,810	139,358	(625,030)
Investing activities	5,258	104,636	(7,757)
Financing activities	(420,572)	(74,378)	184,846
Effect of exchange rate changes on cash and cash equivalents	(21,036)	(17,577)	246
Cash flows from discontinued operations	634,460	152,039	(447,695)

Supplementary cash flow information for discontinued operations:
	2006	2005	2004
	$	$	$
Income taxes paid	-	121,160	129,230
Interest paid	9,465	13,829	19,025
Non-cash investing and financing activities
Cancellation of debt	-	-	278,200
Write-down of intangible asset on cancellation of debt	-	-	(278,200)

The assets held for sale and the related liabilities were as follows as at December 31, 2005:

$
Current assets
Cash	298,053
Accounts receivable	1,629,089
Work-in-process	30,866
Prepaid expenses and deposits	296,998
2,255,006
Long term assets
Property and equipment	79,228
Asset under capital leases	41,779
121,007
2,376,013
Current liabilities
Bank indebtedness	85,337
Accounts payable and accrued liabilities	844,317
Income taxes payable	13,491
Deferred revenue	189,721
Current portion of obligation under capital leases	13,959
Current portion of long term debt	249,400
Future tax liabilities	248,162

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

1,644,387
Long term liabilities
Obligation under capital leases	27,161
Long term debt	36,400
63,561
1,707,948

4. Business Acquisition

On May 13, 2005, the Company announced the acquisition of 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. in exchange for 9,000,000 shares of the Company’s common stock.
On June 10, 2005, control of these entities was transferred to the Company and the Company began managing, operating and funding the acquired companies at this date.    The 9,000,000 common shares were issued on September 21, 2005 after completion of normal shareholder procedural matters.  The measurement date of the transaction was determined to be the May 13, 2005 announcement date and the Company valued the shares issued at $0.15 per share (which is consistent with the share issuance price under a private placement that occurred approximately two weeks before the measurement date, see note 11).  The acquisition was accounted for by the purchase method of accounting and the results of operations of the acquired companies have been included in the results of operations of the Company from the June 10, 2005 acquisition date.

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

On December 31, 2006, 5,400,000 of the shares issued in consideration were held in escrow and may only be released for trading based on a pre-determined schedule and conditions. The schedule calls for the release of 1,350,000 shares at six months intervals over a period of 36 months after the date of acquisition.

5. Discontinued Operations

Effective September 30, 2004 the Company discontinued its convention management operations and sold 100% of the issued and outstanding shares of Events International Meeting Planners (EIMP). The sale was ratified on December 22, 2004 at the annual shareholders meeting. EIMP was sold for $120,753: $100 of which was paid in cash and $120,653 of which was paid through cancellation of 2,413,054 common shares held in escrow. The net effect of the disposition on the Company’s cash position was a negative amount of $151,425; representing $100 received in cash and $151,525 of cash disposed.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The effect of the sale on the Company’s equity is as follows:

Book value of EIMP as of September 30, 2004	$(892,917)
Proceeds from sale	120,753
Gain on sale	$1,013,671

Contributed surplus - shares cancelled as part of sale:
Shares at $0.10 cost (2,413,054 shares)	$241,306
Shares at $0.05 market value (2,413,054 shares)	120,653
$120,653

5.	Discontinued Operations - cont’d

The results of operations and cash flows of EIMP have been segregated in the accompanying consolidated financial statements. The results of discontinued operations presented in the accompanying consolidated statements of operations were as follows:

2004 (273-day period) $
Revenues	3,203,298
Operating expenses
Direct costs	2,992,316
Selling	143,755
Administrative	666,861
Amortization	72,679
3,875,611
Loss from operations	(672,313)
Other
Other expenses	110,025
Impairment of goodwill	1,547,916
1,657,941
Net loss from discontinued operations	(2,330,254)

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:

2004 (273-day period) $
Operating activities	(1,816,101)
Investing activities	(9,808)
Financing activities	(118,224)
Cash flows from discontinued operations	(1,944,133)

Supplementary cash flow information for discontinued operations:

Interest paid	34,276

6.	Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

		2006	2005
Cost	Accumulated Amortization	Net Book Value	Net Book Value
$	$	$	$
2,459,363	819,792	1,639,571	2,736,451

Research and development tax credits in the amount of $277,088 (2005 - nil) were included as a reduction to the deferred development costs; the amounts are based on claims received.

7. Property and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Computer hardware and software	556,491	98,431	458,060	165,950	43,820	122,130
Furniture and fixtures	10,314	3,199	7,115	6,500	1,576	4,924
	566,805	101,630	465,175	172,450	45,396	127,054

8. Impairment - Tangible Assets

The loan receivable, in the amount of $303,430, bears interest at 6% receivable annually and matures December 31, 2008. The Company deems this loan to be fully impaired and has recorded an impairment loss of $303,430 for the year 2006.

The Company had a net loan receivable from shareholder of $414,546. On December 23, 2004 the loan was repaid for an amount of $389,000 ($346,588 plus $42,412 in interest) and the Company recorded an impairment loss of $67,958 for the year 2004.

A subsidiary, which was sold effective September 30, 2006, recorded an impairment loss of $234,965 in 2004.

9. Impairment - Goodwill

In 2005, the Company recorded an impairment loss of $328,348 for the goodwill associated with the CPC Econometric Inc. subsidiary sold in 2006.

A subsidiary, which was sold effective September 30, 2004, recorded an impairment loss of $1,547,916 in 2004.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

10. Income Taxes

	2006	2005	2004
	$	$	$
Loss from continuing operations before income taxes:
Canadian	(5,847,118)	(1,178,195)	(434,438)
Foreign	(886,840)	(192,979)	-
	(6,733,958)	(1,371,174)	(434,438)
Combined federal and provincial statutory rates	27.80%	26.64%	31.02%
Computed income tax recovery at statutory rates	(1,872,248)	(365,240)	(134,763)
Increase (decrease) resulting from:
Impairments	48,579	101,787	10,540
Gains on investments	(2,979)	-	-
Non-deductible expenses	416,653	15,838	1,298
Non-recognition of future tax assets	213,942	3,199	10,540
Non-recognition of tax benefits related to non-capital losses	1,196,053	244,416	112,385
Income tax expense	-	-	-

Future tax assets are comprised of the following:	2006	2005	2004
	$	$	$
Operating losses carried forward	1,930,810	796,013	417,304
Capital losses carried forward	429,692	315,405	315,405
Timing differences due to capital, intangible and other assets	(170,956)	33,394	84,814
Investment income tax credits	102,736	102,736	-
Less: valuation allowance	(2,292,282)	(1,247,548)	(817,523)
	-	-	-

As at December 31, 2006, the Company has taxable capital losses carry-forward of approximately $1,351,250 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $6,038,400, which are available to be applied against future taxable income.

The non-capital losses expire as follows:

Year of Expiry	Amount

2026	3,735,000
2015	1,630,000
2014	360,000

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

2010	54,000
2009	194,000
2008	64,000
2007	1,400

The potential tax benefits relating to these losses have not been recognized in the financial statements.

11. Capital Stock

a) Authorized

The Company is authorized to issue an unlimited number of common shares.

b) Escrowed shares

As at December 31, 2006, 11,498,334 common shares are subject to escrow conditions and may only be released for trading based on a pre-determined schedule and conditions extending over a period of two years.

c)   Cancelled common shares held in escrow

On December 22, 2004 as part of the sale of Events International Meeting Planners the buyer surrendered 2,413,054 common shares of the Company which were held in escrow. These shares were subsequently cancelled (see Note 5).

d) Private Placement

In November 2006, the Company completed two private placement agreements with third-party investors and issued 12,000,000 common shares at a price of $0.50 per share for gross proceeds of $6,000,000. In connection with the private placements, 12,000,000 warrants were granted, each warrant entitling the holder to acquire one additional common share at a price of $0.75 for a period of two years. The out-of-pocket issuance costs related to these placements were $431,844.

The Company has estimated the fair value of the warrants to be $0.13 per warrant for a total cost of $1,560,000; this cost has been credited to other capital. The total issuance cost of $1,991,844 (out-of-pocket costs of $431,844 plus warrant costs of $1,560,000) has been charged against the $6,000,000 capital stock for a net issuance amount of $4,008,156.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	5.55%
Expected life	1 year
Expected volatility in the market price of the shares	79%
Expected dividend yield	nil

e)    Private Placement

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

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The Company has allocated the $0.15   per share private placement value completely to the shares. The fair value of the warrants attached to these shares, due to the short life of the warrants (one year) and the fact that the warrants are exercisable at a 40% premium (at $0.25 per warrant) above the issue price of the private placement is deemed to be nil. The Company has estimated the fair value of the broker rights at $0.03 per right for a total cost of $24,000; this has been credited to other capital. The total issuance cost of $181,506 (out-of-pocket costs of $157,506 and broker rights costs of $24,000) has been charged against the $1,200,000 capital stock for a net issuance amount of $1,018,494.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	4.05%
Expected life	1 year
Expected volatility in the market price of the shares	50%
Expected dividend yield	nil

11. Capital Stock - cont’d

f)  Business acquisition

On September 21, 2005 the Company issued 9,000,000 common shares for the purchase of 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. The fair value of the shares on issuance was $0.15 per share for a total value $1,350,000.

g)   Private Placement

On December 28, 2005, the Company completed a placement agreement with third-party investors and issued 15,000,000 units (the “Units”) of the Company at a price of $0.35 per unit for gross proceeds of $5,250,000. Each Unit sold consists of one common share and one-half of one share purchase warrant, each full warrant entitling a holder to acquire an additional common share at a price of $0.50 per share for a period of two years. Also 1,350,000 broker warrants, entitling the holder to acquire one common share at a price of $0.50 each for a period of two years, were issued. The out-of-pocket issuance costs were $481,547.

The Company has estimated the fair value of the warrants at $0.05 per warrant for a total cost of $442,500; this cost has been credited to other capital. The total issuance cost of $924,047 (out-of-pocket costs of $481,547 and other costs of $442,500) has been charged against the $5,250,000 capital stock for a net issuance amount of $ 4,325,953.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	5.37%
Expected life	1 year
Expected volatility in the market price of the shares	44%
Expected dividend yield	nil

h)	Warrants, rights and options exercised during the year by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First Quarter
Rights	186,667	0.15	33,600
Options	16,000	0.15	3,040
Second Quarter
Warrants	75,000	0.50	41,250
Rights	70,667	0.15	12,720

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

Options	261,777	0.29	92,748
Third Quarter
Options	96,167	0.15	18,272
Fourth Quarter
Warrants	1,900,000	0.50	1,045,000
Options	66,500	0.18	15,135
	2,672,778		1,261,765

* “Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers’ rights and warrants costs which were originally credited to other capital.

11. Capital Stock - cont’d

Issued common shares:

	2006		2005
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of year	76,854,115	12,405,434	36,187,782	3,589,810
Issuance- private placements	12,000,000	4,008,156	23,000,000	5,344,447
Issuance- business acquisition	-	-	9,000,000	1,350,000
Issuance- warrants, rights and options exercised	2,672,778	1,261,765	8,666,333	2,121,177
Common shares, end of year	91,526,893	17,675,355	76,854,115	12,405,434

12. Other Capital

Other capital consists of the following:

	2006	2005
	$	$
Warrants and brokers’ rights costs	1,903,750	450,220
Stock-based compensation costs	1,041,500	25,310
	2,945,250	475,530

13. Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On February 24, 2006, the aggregate number of shares reserved for issuance was increased to 7,500,000 from the previous aggregate of 5,500,000. On October 6, 2006 a new plan was approved by the board to replace the old plan. Under the new plan the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.

Under the old plan, options were periodically granted to purchase common shares at an exercise price which was equal to the price quoted on the exchange on the date on which the grant of the option was approved by the board, less the maximum discount permitted under the Exchange’s policies applicable to options. Generally, these options

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

vested in six equal instalments over a period of 18 months, with the first instalment vesting immediately and the remaining options vesting 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminated 5 years after the grant.

Under the new plan, the option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting. The options are exercisable up to a maximum of 5 years after the grant.

13. Stock - Based Compensation Plan - (cont’d)

The summarized information on options as at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	693,555	3.63	0.40	572,111	0.39
$0.50 - $1.00	5,044,333	4.27	0.57	1,733,556	0.56
$1.00 - $1.11	2,150,000	4.52	1.02	566,667	1.03
	7,887,888	4.29	0.68	2,872,334	0.62

The fair value compensation expense recorded for the year ended December 31, 2006, with respect to the stock options granted, was $1,042,146 (2005 - $30,257; 2004 - nil). The weighted average fair value of options granted during 2006 was estimated at $0.33 per option using the Black-Scholes model on the date of grant. The following weighted-average assumptions were used:

Risk-free interest rate	5.57%
Expected life	1.35 years
Expected volatility in the market price of the shares	81%
Expected dividend yield	nil

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The number of options has varied as follows for the years ended December 31:

	2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	2,605,749	0.44	200,000	0.73
Forfeited	(26,750)	1.05	(107,750)	0.47
Granted	5,749,333	0.77	2,637,166	0.41
Exercised	(440,444)	0.23	(123,667)	0.15
Outstanding at end of year	7,887,888	0.68	2,605,749	0.44
Options exercisable at end of year	2,872,334	0.62	561,361	0.38

14. Supplemental Cash Flow Information

	2006	2005	2004
	$	$	$
Interest paid	8,913	7,522	1,313
Non- cash investing and financing activities:
Proceeds from sale of subsidiaries	150,000	-	-
Other receivable	(150,000)	-	-
Increase in development costs due to amortization	-	7,006	-
Acquisition of assets through capital leases	-	32,432	-
Capital lease obligation	-	(32,432)	-
Cost of warrants & brokers’ rights	1,560,000	466,500	-
Other capital	(1,560,000)	(466,500)	-
Issuance of stock for acquisition of subsidiaries	-	1,343,137	-
Stock received as part of proceeds of sale of discontinued operations	-	-	241,306
Cancellation of stock received	-	-	(241,306)
Increase in common stock due to reduction in other capital pursuant to stock warrants, rights and options issued	132,426	21,227	-
Cancellation of debt	-	-	278,200
Write-down of intangible asset on cancellation of debt	-	-	(278,200)

15. Financial Instruments

a)    Credit risk

It is management’s opinion that the Company is not exposed to significant credit risk.

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

c)   Foreign currency risk

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

A substantial portion of the Company’s revenue is earned in foreign currencies and is exposed to currency fluctuations. The Company, as much as possible, uses the revenue stream in foreign currency as a natural hedge to cover costs denominated in that currency. The following shows, in Canadian dollars, the assets and liabilities in other currencies:

	2006			2005
		Original	Converted		Original	Converted
	Currency	$	$	Currency	$	$
Current assets	US	602,942	698,368	US	125,024	145,404
Current assets	GBP	2,725	6,219	GBP	-	-
Current liabilities	US	165,025	192,328	US	249,953	290,696

16. Commitments

Lease of premises

The Company entered into an agreement to lease premises. This agreement expires November 30, 2007 and the minimum payment, excluding operating and real estate taxes, is $130,471 for 2007.

Stock options

The Company has a commitment to grant a total of 300,000 stock options in 2007 to a consultant at an exercise price to be determined.

17. Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2006	2005	2004
	$	$	$

Revenues earned from	-	-	28,016
Direct costs paid to	158,433	517,389	847,597
Marketing and promotion costs paid to	-	-	35,570
Administrative costs paid to	392,150	257,850	145,300

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at December 31, 2006, the Company has $3,272 accounts payable to related parties (December 31, 2005 - $21,337; December 31, 2004 - nil).

18. Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meets the aggregation criteria specified by Canadian accounting standards.

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

The Company’s revenues originate from the following geographical areas of operation.

2006	Canada	UK and Europe	Total
	$	$	$
License and royalty fees	-	82,277	82,277

2005	Canada	UK and Europe	Total
	$	$	$
Management fees	95,700	66,000	161,700

There were no revenues generated in 2004

19.	Canadian and United States Accounting Policies Differences

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

Under the modified retroprospective application method, SFAS No. 123R applies to new awards and to prior years’ awards to give effect to the fair value-based method of accounting for awards granted, modified, or settled in cash on a basis consistent with the proforma disclosures required for those periods by statement 123. Under Canadian GAAP, for awards granted before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Therefore, the following table reconciles December 31, 2004 loss as reported in the accompanying consolidated financial statements to December 31, 2004 loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP (there would be no impact to discontinued operations):

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

$
Loss from continuing operations:
in accordance with Canadian GAAP	(434,438)
Stock based compensation costs	(15,083)
in accordance with U.S. GAAP	(449,521)

Net loss:
in accordance with Canadian GAAP	(2,204,904)
Stock based compensation costs	(15,083)
in accordance with U.S. GAAP	(2,219,987)

Basic and diluted net loss per share in accordance with U.S. GAAP would have remained unchanged from the amounts reported in accordance with Canadian GAAP.

The cumulative effect on deficit is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

$
Deficit, as at December 31, 2006, in accordance with Canadian GAAP	(11,122,899)
Cumulative stock based compensation costs	(35,608)
Deficit, as at December 31, 2006, in accordance with U.S. GAAP	(11,158,507)

19.	Canadian and United States Accounting Policies Differences - cont’d

Accumulated other comprehensive loss:

The application of U.S. GAAP requires the disclosure of comprehensive loss in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

	Year ended December 31
	2006	2005	2004
	$	$	$
Net loss in accordance with U.S. GAAP	(6,895,869)	(1,184,559)	(2,219,987)
Foreign currency translation adjustment	-	(53,995)	(65,158)

Accumulated other comprehensive loss	(6,895,869)	(1,238,554)	(2,285,145)

Estimated Value of Warrants:

As described in Note 11 to the consolidated financial statements, the Company allocated the proceeds of the 2006 private placements between capital stock and warrants based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. According to U.S. GAAP capital stock is decreased by $960,000 with a corresponding increase to other capital of $960,000.

In 2005, the difference between Canadian GAAP and U.S. GAAP evaluation of warrants resulted in a decrease to capital stock of $265,500 with a corresponding increase to other capital of $265,500. In 2006, as a result of the exercise of some of these warrants, capital stock is increased by $59,250 with a corresponding decrease to other capital of $59,250.

The impact of these allocations and the allocations of stock based compensation costs and foreign currency translation adjustment (as noted in the previous paragraphs) on shareholders’ equity is as follows:

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

	2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Capital stock	17,675,355	16,512,505	12,405,434	12,139,934
Contributed surplus	120,653	120,653	120,653	120,653
Other capital	2,945,250	4,143,708	475,530	776,638
Cumulative translation adjustment	-	-	(189,919)	-
Deficit	(11,122,899)	(11,158,507)	(4,037,111)	(4,262,638)
Total shareholders’ equity	9,618,359	9,618,359	8,774,587	8,774,587

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.  Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

Consolidated Statements of Cash Flows -cont’d:

	2006	2005	2004
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(6,895,869)	(1,184,559)	(2,204,904)
Stock based compensation (Note 13)	1,042,146	30,257	-
Amortization of deferred development costs	819,792	-	-
Amortization of property and equipment , assets under capital leases and deferred lease benefits	84,909	53,360	119,046
Amortization of intangible assets	-	-	1,266,717
Impairment - loans	303,430	-	67,958
Impairment - goodwill	-	328,348	1,782,881
Gain on sale of discontinued operations (Notes 3 and 5)	(24,715)	-	(1,013,670)
Gain on settlement of debt	-	-	(1,049,580)
(Gain) loss on sale of property and equipment	(4,893)	-	4,651
Future income tax liability	-	148,050	88,989
	(4,675,200)	(624,544)	(937,912)
Change in non-cash working capital:
Accounts receivable	905,751	181,226	(2,283,613)
Prepaid expenses and work in progress	(3,580)	(227,807)	(414,504)
Accounts payable and accrued liabilities	(212,164)	(809,365)	1,187,747
Deferred revenue	103,655	(54,146)	201,931
	793,662	(910,092)	(1,308,439)
	(3,881,538)	(1,534,636)	(2,246,351)
Cash flows from investing activities
Restricted cash	(43,030)	-	-
Restricted deposit	(155,418)	3,900	629,800
Net cash transferred on sale of business (Notes 3 and 5)	(879,789)	-	(151,425)
Cash acquired on acquisition	-	6,863	-
Loan receivable	-	30,200	(30,200)
Loan receivable - shareholder	-	104,636	338,329
Increase in development costs - gaming software	-	(578,624)	-
Tax credits received for development costs	277,088	-	-
Acquisition of property and equipment	(408,747)	(29,631)	(64,741)
Proceeds on sale of property and equipment	19,650	-	55,435
	(1,190,246)	(466,656)	777,198
Cash flows from financing activities
Bank indebtedness	(85,337)	(37,340)	125,928
Repayment of obligations under capital lease	(15,320)	(39,867)	(29,306)
Decrease in loan from shareholder	-	(60,000)	-
Repayment of long term debt	(53,200)	(24,600)	(30,000)
Issuance of common shares net of costs	6,697,495	7,910,897
	6,543,638	7,749,090	66,622
Effect of exchange rates fluctuations on cash and cash equivalents	25,897	(17,577)	246

DYNASTY GAMING INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(stated in Canadian Dollars)

19.	Canadian and United States Accounting Policies Differences - cont’d

Consolidated Statements of Cash Flows -cont’d:

Net change in cash and cash equivalents	1,497,751	5,734,221	(1,402,285)
Cash and cash equivalents, beginning of period	6,053,266	319,045	1,721,330
Cash and cash equivalents, end of period	7,551,017	6,053,266	319,045
Cash and cash equivalents related to:
Continuing operations	7,551,017	5,755,213	303,187
Discontinued operations	-	298,053	15,858

New Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of the adoption of SFAS No. 157 will have on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The effective date of this interpretation is for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of this interpretation on its consolidated financial statements.