Form 20-F
period 2007-12-31
Dynasty Gaming Inc
filed 2008-07-15
CIK 1349507

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007._________________________________

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

On December 31, 2007, the registrant had 92,347,574 common shares outstanding. As of June 30, 2008, the number of outstanding common shares was 92,347,574.

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

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

EXPLANATORY NOTE

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States Generally Accepted Accounting Principles  (“US GAAP”) , except as discussed in footnotes to the financial statements. All dollar amounts referred to herein are in Canadian dollars, unless otherwise specified.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The audit reports are included herein immediately preceding the financial statements.

TABLE OF CONTENTS

	PART I	Page
Item 1.	Identity Of Directors, Senior Management And Advisers	2

Item 2.	Offer Statistics and Expected Timetable	2

Item 3.	Key Information	2
A.	Selected financial data
B.	Capitalization and indebtedness
C.	Reasons for the offer and use of proceeds
D.	Risk factors

Item 4.	Information On The Company	13
A.	History and Development of Dynasty Gaming, Inc.
B.	Business overview
C.	Organizational structure
D.	Property, plants and equipment

Item 4A.	Unresolved Staff Comments	16

Item 5.	Operating and Financial Review and Prospects	16

Item 6.	Directors, Senior Management And Employees	21
A.	Directors and senior management
B.	Compensation
C.	Board practices
D.	Employees
E.	Share ownership

Item 7.	Major Shareholders and Related Transactions	29
A.	Major shareholders
B.	Related party transactions
C.	Interests of experts and counsel

Item 8.	Financial Information	30
A.	Consolidated Statements and Other Financial Information
B.	Significant Changes

Item 9.	The Offer and Listing	31
A.	Offer and listing details
B.	Plan of distribution
C.	Markets
D.	Selling shareholders
E.	Dilution
F.	Expenses of the issue

Item 10.	Additional Information	34

A.	Share capital
B.	Memorandum and articles of association
C.	Material contracts
D.	Exchange controls
E.	Taxation
F.	Dividends and paying agents
G.	Statement by experts
H.	Documents on display
I.	Subsidiary Information

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	43

Item 12.	Description of Securities Other Than Equity Securities	44

	PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies	45

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds	45

Item 15.	Controls and Procedures	45

Item 16.	[Reserved]	46

Item 16A.	— Audit Committee Financial Expert	46

Item 16B.	— Code of Ethics	46

Item 16C.	— Principal Accountant Fees and Services	46

Item 16D.	— Exemption from the Listing Standards for Audit Committees	47

Item 16E.	— Purchases of Equity Securities by the Issuer and Affiliated Purchasers	47

	PART III

Item 17.	Financial Statements	48

Item 18.	Financial Statements	48

Item 19.	Exhibits	48

Signatures		51

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), “we,” “us,” “our,” the “Company,” the “Corporation,” “DNY” and “Dynasty” refers to Dynasty Gaming, Inc. and its subsidiaries, Mahjong Systems Ltd., Mahjong Systems (Cyprus) Limited, DNY (BVI) Limited and Mahjong Development Inc., except where it is clear that such terms mean only Dynasty Gaming Inc.

See Item 3: “Key Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On June 16, 2008, the exchange rate was approximately CDN$1.00 per US$0.9794, as reported by Bank of Canada.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings ‘‘Risk Factors’’, ‘‘Operating and Financial Review and Prospects,’’ ‘‘Information on our Company’ and elsewhere in this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisers

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) for the years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, prepared in accordance with Canadian GAAP.  The information in the table was extracted from the more detailed audited financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading Item 5: “Operating and Financial Review and Prospects”.  Note 22 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with US GAAP.

Our fiscal year ends on December 31. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2007 refers to our fiscal year ended December 31, 2007.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

	Year Ended December 31
	2007	2006	2005	2004	2003
(a) Total revenue	$51,740	$82,277	$161,700	$26,053	$-
(b) Loss from continuing operations	$(6,420,477)	$(6,885,683)	$(1,378,923)	$(474,698)	$(387,072)
Total	$(6,258,444)	$(6,733,958)	$(1,371,174)	$(434,438)	$(340,874)
Per Share¹	$(0.07)	$(0.09)	$(0.03)	$(0.01)	$(0.01)
(c) Earnings (loss) from discontinued operations	$-	$(186,626)	$186,615	$(2,874,136)	$(463,890)
Total	$-	$(161,911)	$186,615	$(1,770,466)	$(362,594)
Per Share¹	$-	$0.00	$0.00	$(0.05)	$(0.01)

(d) Total assets	$4,359,850	$10,404,422	$11,286,534	$3,023,375	$9,535,808
(e) Total long-term debt	$-	$-	$-	$-	$-
(f) Capital stock	$18,196,924	$17,675,355	$12,405,434	$3,589,810	$3,831,116
(g) Total shareholders’ equity	$3,661,471	$9,618,359	$8,774,587	$721,987	$3,112,702
(h) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(i) Net earnings (loss) for the period
Total	$(6,258,444)	$(6,895,869)	$(1,184,559)	$(2,204,904)	$(703,468)
Per Share¹	$(0.07)	$(0.09)	(0.03)	(0.06)	$(0.02)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

	Year Ended December 31
	2007	2006	2005	2004	2003
(a) Total revenue	$51,740	$82,277	$161,700	$26,053	$-
(b) Earnings (loss) from continuing operations	$(6,420,477)	$(6,885,683)	$(1,378,923)	$(489,781)	$(401,722)
Total	$(6,258,444)	$(6,733,958)	$(1,371,174)	$(449,521)	$(355,524)
Per Share	$(0.07)	$(0.09)	$(0.03)	$(0.01)	$(0.01)
(c) (Loss) earnings from discontinued operations	$-	$(186,626)	$186,615	$(2,874,136)	$(463,890)
Total	$-	$(161,911)	$186,615	$(1,770,466)	$(362,594)
Per Share	$-	$0.00	$0.00	$(0.05)	$(0.01)
(c) Total assets	$4,359,850	$10,404,422	$11,286,534	$3,023,375	$9,535,808
(d) Total long-term debt	$-	$-	$-	$-	$-
(e) Capital stock	$17,044,745	$16,512,505	$12,139,934	$3,589,810	$3,831,116
(f) Total shareholders’ equity	$3,661,471	$9,618,359	$8,774,587	$721,987	$3,112,702
(g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h) Net earnings (loss) for the period
Total	$(6,258,444)	$(6,895,869)	$(1,238,554)	$(2,285,145)	$(789,513)
Per Share	$(0.07)	$(0.09)	$(0.03)	$(0.06)	$(0.02)

Currency and Exchange Rates

The following table sets out the exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

		U.S. Dollars Per One Canadian Dollar Year Ended December 31
	January - May 2008	2007	2006	2005	2004	2003
End of period	0.99	0.99	0.86	0.86	0.83	0.77
Average for the period	0.99	0.93	0.88	0.82	0.76	0.71

The following table sets out the high and low exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollars per One Canadian Dollar
	May 2008	April 2008	March 2008	February 2008	January 2008	December 2007
High for the month	1.01	.99	.98	1.03	1.00	1.02
Low for the month	1.00	.99	.97	1.02	0.99	1.01

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the United States Federal Reserve Bank of New York. The noon rate of exchange on June 16, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = U.S.$0.9794

B.  Capitalization and Indebtedness

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

As at December 31, 2007, we had cash reserves, consisting of cash and restricted cash, of $1,525,407. In fiscal year ended December 31, 2007, we incurred a net loss of $6,258,444. In fiscal year ended December 31, 2006, we incurred a net loss of $6,895,869, and in fiscal year ended December 31, 2005, we incurred a net loss of $1,184,559.

Without additional funding and achieving profitable operations, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the fourth quarter of 2008.

For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this Annual Report. We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, and/or from other sources, refer to Item 4B: “Information on Our Company – Business Overview”. We cannot assure you that additional financing will be available or, even if it is available, that it will be sufficient and available on terms acceptable to us.

We have a history of operating losses and we expect to incur future losses. If we are unable to achieve significant revenues in the future, we will cease doing business.

Since our inception, we have incurred significant losses each year. Our accumulated deficit from inception to December 31, 2007 is $17,381,343.  We expect to incur significant operation losses as we continue to engage in the development, marketing and licensing of proprietary online gaming software.  These losses, among other things, have had and will continue to have an adverse effect on our shareholder’s equity and working capital.  Unless we are able to generate sufficient software and licensing revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

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

We expect to continue to incur significant expenses in connection with our continuing efforts to develop, market and license our proprietary online gaming software. We also expect to incur significant general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the TSX Venture Exchange and quoted on the Over-The-Counter Bulletin Board (the “OTCBB”).

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

In order to achieve our goal of being a leader in the development, marketing and licensing of proprietary online gaming software and achieve sales and marketing necessary to complete the full development of our online gaming software, we will require substantial additional funds in addition to the funds received in connection with the US private offerings and the various Canadian placements completed in 2006.

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

We expect that our cash expenditure will remain relatively constant over 2008, - and continue the development, commercialization and marketing of our online gaming software. We believe that our existing cash and short-term investments will be sufficient to meet our projected operating requirements to the fourth quarter of 2008.

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

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate some or all of the development, marketing and licensing of our proprietary online gaming software, future commercialization efforts and acquisition and expansion plans in China.

Risks Related to Our Business

We face risk in connection with our change of business focus, change in source of revenues and our limited operating history with companies in China.

The Company’s business focus has shifted from being primarily a developer, marketer and distributor of an electronic Mahjong game suite throughout Europe and Asia to becoming a developer, marketer, distributor and operator of Massively Multi-Player Online Role Playing Games (MMORPGs) and commercial software products and services throughout mainland China. This occurred as a result of the Company realizing, through its experience with Mahjong Mania and its relationship with Junnet Online Media (“Junnet”), that a deeper and wider integration of online gaming and software businesses will enable a more substantial strategic footprint in these sectors. While the core business focus remains essentially the same, the shift in geography and the expansion of products and services in areas with which the Company has limited experience creates uncertainty as to the ability of the Company to successfully manage the businesses. The Company has limited experience within the online gaming and software sectors, and cannot assure that it will be able to sufficiently address the risks and challenges associated with its growth, expansion and diversification strategies.

Customer loyalty largely depends on the quality and capacities of on-site technical support and after-sale service, and failure to provide technical support services that meet the expectations of our customers could adversely affect our business.

A variety of technical support services are provided to our customers, including the delivery of licenses to enterprise users, system integrators, and IT-service providers, customization of application solutions, on-site technical support during loading and testing, and high-quality after-sale service. Although we have an experienced and professional team established for technical service and have not received any complaints in respect of technical service to date, we cannot assure you that our technical support services will continue to meet the demands of our customers.  Given the rapid changes and innovation in this technology and evolving industry standards, there can be no assurance that our services will continue to adapt to rapidly changing technological developments and evolving industry standards.

If we are unable to successfully license or develop, launch and/or operate additional online games that grow our player base and increase our revenues, our future results of operations will be adversely affected.

In order for our business strategy to succeed over time, we will need to continually license or develop, launch and/or operate new online games that are commercially successful. We will need to do this to both replace any acquired online games as they reach the end of their useful economic lives, which we believe are typically 3 to 7 years for most online games, and to meet our growth strategy of operating a larger number of online games that grow our overall player base and increase our revenues.

We are currently in the process of seeking to obtain licenses in respect of four new MMORPGs. We plan to invest a significant amount of financial and personnel resources in launching and operating these and other new online games in the future. The success of these new online games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. We cannot assure you that the games we license will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by our competitors or with other games operated by us, or commercially successful. In addition, as we introduce new games, some of our existing customers may switch to the new games. If this transfer of players from our existing games does not grow our overall player base and revenues, our growth and profitability may be materially and adversely affected. If we are not able to license or acquire additional online games that are commercially successful and have continuing appeal to players, our future profitability and growth prospects will decline.

We face the risks of uncertainties regarding the growth of the online game industry and market acceptance of our online games and in-game items.

The online game industry is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•

the growth of PC, Internet and broadband users and penetration in China;

•

whether the online game industry, particularly in China, continues to grow and the rate of any such growth;

•

general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•

the availability and popularity of other forms of entertainment, particularly games of console systems, such as those offered by Sony, Nintendo and Microsoft;

-7

•

changes in consumer demographics and public tastes and preferences;

•

the popularity and price of new online games that we and our competitors launch and distribute; and

•

our ability to timely upgrade and improve our online games.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. A decline in the popularity of online games in general, or the games that we operate, will adversely affect our business and prospects.

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

Fluctuations in foreign currency exchange could have a negative effect on our reported earnings

Our financial results are reported in Canadian dollars, which are subject to fluctuations in respect of the currencies of the countries in which we may operate, including US dollars, Chinese RMB and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. DNY currently does not utilize a hedging program. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Foreign or domestic laws may not afford us sufficient protections of our intellectual property

The Company relies on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. Currently, Mahjong Development Inc., a Canadian software development company which is the Company’s wholly owned subsidiary, is the owner of the trademark “Mahjong Mania & Design” issued by the Canadian Intellectual Property Office. In addition, the intellectual property for Mahjong Mania is held by Mahjong Development Inc. (formerly, 9143-3250 Quebec Inc.). Our ability to protect our proprietary information is crucial to our ability to compete and to the success of our business. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe aspects of our products or services or to obtain and use information that we regard as proprietary. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology. Any such misappropriation could have a material adverse effect on DNY’s business, revenues, operating results and financial condition.

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

Risks Related to Doing Business in China

Our business may be adversely affected by public opinions and government policies and regulations in China.

Due to the high degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players.

Our target customers for our online games business, including prepaid game card sales, are young adults and teenagers throughout China, many of whom frequent Internet cafés.  Internet cafés are currently the most important outlets for online games. Internet cafés have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. These regulations have included moratoriums on new Internet café business, imposition of age restrictions, and prohibition of in-game currency, and limits hours of operation. As most of our online game customers access games from Internet cafés, any restrictions on Internet café operations could result in a reduction of customers use of on our online games or a reduction in or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers in China and the relatively high cost of high-speed Internet access, closures or reduction in business hours of these cafés would significantly reduce the number of game players in China.

In offering our online games we will need to comply with government regulations requiring an “anti-fatigue system” and a real-name registration system designed to curb addictive game play behaviors of minors under the age of eighteen.

The implementation of the aforementioned systems may adversely affect our growing or largest customer base for our online games, thus adversely affecting our business and results of operations. If we fail to implement these systems timely and successfully, the relevant government authorities may have broad discretion in dealing with our noncompliance, including rejecting our application for the operation of new games, suspending our online game operations and revoking our relevant licenses. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are planned to be conducted in China and substantially all of our revenues are expected to be sourced from China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•

the degree of government involvement;

•

the level of development;

•

the growth rate;

•

the control of foreign exchange;

-9

•

access to financing; and

•

the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

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

Risks Related To Our Common Shares

We may need additional capital that could dilute the ownership interest of investors.

We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of holders of our common shares may experience additional dilution. We cannot predict whether additional financing will be available to us on favorable terms when required, or at all. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations in the future. The issuance of additional common shares by our management may have the effect of further diluting the proportionate equity interest and voting power of holders of our common shares, including investors in this offering.

The common shares eligible for future sale could negatively affect the market price of our common shares.

Sales of substantial amounts of our common shares in the public market could adversely affect the market price of our common shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Shareholders who have previously acquired or were issued shares in our private placements and/or acquisitions, will generally be able to sell their shares pursuant to Rule 144 under the Securities Act of 1933, beginning six months  after the shareholders acquired their shares.

Because the price of our shares is volatile, you may not be able to resell your shares at or above your investment price

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

There is a limited market for our common shares which may make it more difficult for you to dispose of your shares

Our common shares have been quoted on the TSX Venture Exchange under the symbol "DNY" since December 9, 2005. On October 17, 2007, trading in our common shares halted on the TSX Venture Exchange at the request of the Company and remains halted as of June 30, 2008.  Prior to our name change, our common shares  were listed under the symbol “EIH” and “YRA.” Our common shares have been traded on the OTCBB since February 16, 2007. There is a limited trading market for our common shares. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common shares, the ability of holders of our common shares to sell our common shares, or the prices at which holders may be able to sell our common shares.

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

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended (the “Exhcnage Act”), and Rule 15g(c)2” thereunder require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Rule 15g -9” under the Exchange Act requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

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

As a foreign private issuer, we are subject to requirements under the Securities Act and the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We do not intend to pay dividends on our common shares.

We do not anticipate paying any cash dividends on our common shares in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes, including to service our debt and to fund the development and operation of our business. Any payment of future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the Board of Directors deems relevant. Investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common shares.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our common shares.

We generally will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we were a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation — United States Federal Income Taxation — General”) held our common shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the current composition of assets and income of us and our subsidiaries, we believe that it is likely that we will meet the PFIC asset or income test for the current taxable year. However, our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that we will or will not be considered a PFIC for the current taxable year or any future taxable year.  See the discussion in the section entitled “Taxation — United States Federal Income Taxation  — U.S. Holders  — Passive Foreign Investment Company Rules.” We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

ITEM 4. INFORMATION ON OUR COMPANY

A.  History and Development of the Company.

Dynasty Gaming Inc. / Jeux Dynasty Inc. was incorporated in Quebec, Canada on August 11, 1994 under the name 3059219 Canada Inc. pursuant to the Canada Business Corporation Act. The Company proceeded to change its name numerous times prior to adopting the name Dynasty Gaming Inc. Specifically, the Company changed its name pursuant to the Canada Business Corporation Act as follows: Gramcorp Aggregate Inc. on June 8, 1995, Golden Gram Resources Inc. on March 19, 1996, Events International Holding Corporation (“EIHC”) on October 15, 2001, and Dynasty Gaming, Inc. on December 5, 2005.

DNY is headquartered in Montreal, Canada and currently employs 9 full-time professional and support staff. The principal office of the Company is located at 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7, and its telephone number is (514) 288-0900.

On September 19, 2005, Dynasty Gaming received regulatory approval from the TSX Venture Exchange to finalize the acquisition of Mahjong Mania. Mahjong Mania is a trade name used by Mahjong Systems Limited and Mahjong Development Inc., formerly known as 9143-3250 Québec Inc.

On September 21, 2005, the Corporation finalized the purchase of Mahjong Systems Limited (“MSL”) and Mahjong Development Inc. (“MDI”), collectively known as the Mahjong Mania companies. MSL is based in the Turks and Caicos Islands and licenses Internet gaming software developed by its affiliate MDI, a company based in Montreal, Quebec, Canada. MSL is licensed for Internet gaming operations by the Mohawk Territory of Kahnawake, which is located outside Montreal, Quebec, Canada.

Mahjong Mania Internet gaming software is a  an aggregated multiplayer Mahjong gaming system developed for the Internet. Currently, MDI is the owner of the trademark “Mahjong Mania & Design” issued by the Canadian Intellectual Property Office.

On November 25, 2005, at the Dynasty annual and special meeting of shareholders, the Corporation’s shareholders approved a change of name for the Corporation from “Events International Holding Corporation” to “Dynasty Gaming Inc.”  The primary purpose of the name change was to ensure that the Corporation’s new name would be more suitable in light of the Corporation’s newly-acquired business strategy, which was the development and marketing of our Mahjong Mania gaming software.

On September 29, 2006, Dynasty signed an agreement with CPC Canada Inc. in which the latter agreed to purchase MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”) for $300,000 in cash. On October 6, 2006, the Corporation received regulatory approval from the Exchange to finalize this divestiture. The divestiture closed on December 15, 2006 at the sale price of $300,000, of which $150,000 was paid in cash and $150,000 was receivable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date. This is a Non Arm’s Length Transaction, as these three subsidiaries were purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Corporation and president of the CPC Econometrics subsidiary.

In early 2006, Dynasty signed an agreement with Junnet Online E-Commerce (“Junnet”), a Beijing-based corporation, for the promotion, marketing and distribution of Mahjong Mania prepaid cards throughout Junnet’s network.  As a result of its relationship with Junnet, Dynasty became aware of the significant strategic opportunities and economic benefits associated with a more comprehensive e-commerce distribution strategy in the PRC. Dynasty began pursuing agreements with major companies in the PRC for the development, marketing and distribution of online games, software, and others forms of digital commerce.

On February 16, 2007, our common shares commenced trading on the OTCBB under the symbol “DNYFF.OB”.

On June 29, 2007 at the Company’s annual and special meeting of shareholders, the Company’s shareholders approved an amendment to the articles of the Company.  Section 5 of the articles of the Company was amended by adding the following: “The directors may appoint from time to time one or more directors within the limits provided in the Canada Business Corporations Act.”

Shareholders also approved the amendments to the Company’s by-laws number 1 and adoption of by-law number 2.  Amendment to the existing By-Law Number 1: 16. Forms and Contents of Seal “In the event that the directors decide to adopt a seal and unless a different form or other contents are approved by the sole director or by the directors, the seal of the Corporation shall consist of two (2) concentric circles between which shall appear the corporate name of the Corporation and only the year of its incorporation may be written in the centre of this seal”.  40.1 Additional Directors “The directors may appoint one or more directors, who shall hold office for a term expiring not late then the close of the next annual general meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual general meeting of shareholders”.  Refer to Item 19: “Exhibits” for the amended By-Law 1 and By-Law Number 2.

In October 2007, a decision was made not to invest further in the Mahjong Mania companies andinstead undertake an agreement with Sega Corporation of Japan, one of the largest entertainment software developers in the world.  In this regard, on December 18, 2007, Dynasty, through its subsidiary, DNY (BVI) Limited (“DNY BVI”), entered into an agreement with Sega giving Dynasty exclusive rights to operate and distribute four Sega Multi-Player Online Games (“MPOGs”) and providing the Corporation with a right of first refusal to operate and distribute all future Sega games in China for a period of five years (the “Sega Agreement”).

October 17, 2007, trading in the Company’s shares was halted on the TSX Venture Exchange at the request of the Company.  Dynasty reported the Company’s intention to acquire all outstanding shares in two Chinese companies.  The halt in trading of Dynasty’s common shares was intended to continue during the review process of the proposed acquisition.

On December 20, 2007, Dynasty entered into a Share Subscription Agreement with its then wholly-owned subsidiary, DNY (BVI), Limited. and Junnet Omnimedia, Ltd. whereby Dynasty subscribed for and purchased 650 ordinary shares from the treasury of DNY (BVI) for an aggregate purchase price of $1.5 million US. Junnet Omnimedia subscribed for and purchased 250 ordinary shares for an aggregate purchase price of $500,000 US. The effect of this transaction was to reduce Dynasty’s holdings to 75% of DNY (BVI) and have Junnet Omnimedia own 25%.

Dynasty has effectively ceased the cash-wager component of the Mahjong Mania operations in order to pursue its new business objectives in China.  Dynasty intends to divest itself of the Mahjong Systems subsidiaries but will continue to promote its Mahjong Mania brand in China through the pre-paid cards business.

B.  Business Overview

Dynasty’s principle business activity is developing and launching online gaming and software related businesses within China. Its strategy is to acquire, or build, companies within China which will enable the Company to integrate research and development, production, operation and distribution capabilities across the software and online gaming industries.

Dynasty’s initial product was the Mahjong Mania Internet gaming software system.  The intellectual property for Mahjong Mania is held by Mahjong Systems Ltd. (MSL), a Turks and Caicos company, and Mahjong Development Inc. (MDI, formerly, 9143-3250 Quebec Inc.), a Canadian software development company. MSL and MDI are wholly owned subsidiaries of the Company. MSL was primarily engaged in the licensing of this software while MDI managed all technology development.

Dynasty has halted the cash-wager components of its Mahjong Mania activities in support of a more comprehensive strategy as evidenced by the exclusive agreement signed with Sega.  Dynasty is pursuing discussions and negotiations to acquire products and services from key software providers, game operators, and online game prepaid card distributors.

The Company’s principal market is China’s nearly 285 million Internet users across China’s 22 provinces, the vast majority of which play online games and purchase software.

Dynasty’s business is not seasonal nor does it employ the use of raw materials.

The Company’s primary marketing channels on the gaming side of the business are distributors of prepaid game cards including direct sales channels to Internet café’s, coffee shops, bookstores, etc., and indirect sales channels through sub-distributors. Its primary marketing channel on the software side of the business is direct sales to end users and wholesale sales to software retailers.

The game development portion of Dynasty’s business is largely dependent on patents and compliance with patent law to protect itself against software piracy and intellectual property infringement. The company’s ability to provide expand its product and service lines within the software and online gaming industries is largely dependent on agreements with local Chinese providers.

China has tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended the approval for the establishment of new Internet cafés nationwide in 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency. In April 2007, the General Administration of Press and Publication of China, or GAPP, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. The implementation of the aforementioned systems and regulations may discourage or otherwise prevent or restrict our young and other customers from playing our online games or purchasing prepaid cards, which could limit the growth of or reduce our revenues, thus adversely affecting our business and results of operations. However, the impact is uncertain.

C.  Organizational Structure

As at December 31, 2007 and as June 30, 2008, Dynasty’s corporate structure includes the following subsidiaries:

•

Mahjong Development Inc. (“MDI”), a wholly-owned Québec corporation

•

Mahjong Systems Limited (“MSL”), a wholly-owned Turks and Caicos corporation

•

Mahjong Systems (Cyprus) Limited, a wholly-owned Cypus corporation; and

•

DNY (BVI) Limited, a British Virgin Islands corporation owned 75% by Dynasty Gaming and 25% by Junnet Omnimedia, Ltd.

D.  Property, plant and equipment

Our corporate headquarters and registered office are located at 759 Square Victoria, Suite 300 Montreal, Quebec, Canada H2Y 2J7. We lease our head office space in Montreal, Quebec. The lease agreement expires July 31, 2008 and the minimum payment, excluding operating and real estate taxes, was $130,471 for 2007.

Certain information concerning our equipment is set forth below:

Description	Location	Cost	Net Book Value
Office furniture & computer equipment	Montreal, Quebec	$540,737	$251,193
Deferred development costs	Montreal, Quebec	$2,332,153	$90,000
Computer equipment	Mohawk Territory of Kahnawake	$252,310	$153,201

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian GAAP, included elsewhere in this Annual Report. A reconciliation of amounts presented in accordance with US GAAP is described in Note 22 to the audited consolidated financial statements for the years ended December 31, 2007 and December 31, 2006. All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 22 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

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

A. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2006

Revenue

For the year ended December 31, 2007, the Company’s revenue decreased by 37.1% to $51,740, compared to revenue of $82,277 for the year ended December 31, 2006. In FY 2007 and FY 2006, Dynasty Gaming generated small amounts of revenue as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients.

Operating Expenses

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses, amortization (on property and equipment and assets under capital leases and on deferred development costs) and impairments.  For the year ended December 31, 2007, operating expenses decreased by 7.1% to $6,472,217, compared to operating expenses of $6,967,960 for the year ended December 31, 2006.

For the year ended December 31, 2007, direct costs decreased to $1,183,387, compared to direct costs of $1,505,545 for the year ended December 31, 2006. Direct costs include those expenses and salaries directly related to the development and support of our Mahjong software. Marketing and promotion expenses increased by 71.1% to $2,082,870 in FY 2007 compared to marketing and promotion expenses of $1,217,613 in FY 2006. Marketing and promotion expenses include those expenses related to the marketing of our software, as well as costs associated with investor relations. For the year ended December 31, 2007, administrative expenses decreased by 51.3% to $1,492,708, compared to administrative expenses of $3,065,346 for the year ended December 31, 2006. Administrative expenses include management salaries and consultants. In FY 2007, amortization of deferred development costs was $756,180 compared to $819,792 in FY 2006. Amortization on property and equipment increased by 213.4% to $176,231 for the year ended December 31, 2007, compared to $56,234 for the year ended December 31, 2006. This reflects the increased investment in capital assets associated with the development of our Mahjong technology. For the year ended December 31, 2007, the Company recorded impairment of deferred development costs of $666,181; no such impairment of deferred development was recorded for the year ended December 31, 2006. For the year ended December 31, 2007, the Company recorded impairment of property and equipment of $114,660; no such impairment of property and equipment was recorded for the year ended December 31, 2006. Impairments of development costs and property and equipment were related to the cessation of the operations of the Mahjong Mania companies as Dynasty shifted its strategic focus to pursuing its new business objectives as Dynasty Digital Interactive.

Loss from Operations

For the year ended December 31, 2007, the Company’s loss from operations decreased by 6.8% to $6,420,477, compared to a loss from operations of $6,885,683 for the year ended December 31, 2006.

Other Income and Expenses

Other income and expenses include interest income, foreign exchange loss and loss on disposal of equipment. For the year ended December 31, 2007, the Company’s other income increased to $154,825 compared to other income of $151,725 for the year ended December 31, 2006. In FY 2007, Dynasty Gaming generated other interest income of $186,355, compared to interest income of $131,516 in FY 2006. For the year ended December 31, 2007, the Company incurred a foreign exchange loss of $23,561 compared to a foreign exchange gain of $1,604 in FY 2006. In FY 2007, Dynasty Gaming incurred a loss on disposal of equipment of $7,969; no such loss was incurred in FY 2006.

Net Loss from Continuing Operations

For the year ended December 31, 2007, the Company’s net loss from continuing operations increased by 7.1% to $6,258,444, compared to a net loss from continuing operations of $6,733,958 for the year ended December 31, 2006.

Net Loss

For the year ended December 31, 2007, Dynasty Gaming’s net loss decreased by 9.2% to $6,258,444, compared to a net loss of $6,895,869 for the year ended December 31, 2006.

In FY 2007, Dynasty Gaming posted a net loss per common share (basic and fully diluted) of $0.07, compared to a net loss per share of $0.09 in FY 2006.

Liquidity and Capital Resources

As at December 31, 2007, Dynasty Gaming had no outstanding indebtedness. We expect to continue to incur significant expenses in connection with our continuing efforts to develop, market and license our products. We also expect to incur significant general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the TSX Venture Exchange and quoted on the OTCBB.

To date, we have funded our operations and capital expenditures with proceeds from the sale of our securities and interest on investments. In order to achieve our goals for the future, we will require substantial additional funds. To meet these financing requirements, we may raise funds through public or private equity offerings, debt financings, and through other means, including collaborations and license agreements. Raising additional funds by issuing equity or convertible debt securities may cause our shareholders to experience significant additional dilution in their ownership interests. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to delay, reduce the scope of or terminate development of some or all of our products, which may have a material adverse effect on our business and operations.

Cash Position

As at December 31, 2007, the cash position of Dynasty Gaming declined to $1,488,832, a decrease of 80.3% over the cash position of $7,551,017 as at December 31, 2006.

Operating Activities

In FY 2007, Dynasty Gaming was still in the development phase and had not begun full commercial operations, and consequently, cash was used from operating activities. For the year ended December 31, 2007, cash used from operating activities decreased by 4.4% to $4,689,861, compared to cash used from operating activities of $4,905,415 for the year ended December 31, 2006. In both years, the primary component of the cash used from operating activities was the net loss from continuing operations. In FY 2007, the Company also recorded impairments that totaled $780,841 and recovery of share based compensation ($60,534) as compared to FY 2006 impairment of $303,430 and share based compensation costs of $1,042,146.

Investing Activities

For the year ended December 31, 2007, cash used from investing activities increased by 141.9% to $2,234,414, compared to cash used from investing activities of $923,786 for the year ended December 31, 2006. In FY 2007, cash used for acquisition of property and equipment and definite-life intangibles increased significantly to $2,238,579, compared to cash used for acquisition of property and equipment of $394,355 for FY 2006; there were no definite-life intangibles purchased in FY 2006.

Financing Activities

For the year ended December 31, 2007, cash flow from financing activities decreased by 87.1% to $862,090, compared to cash flow from financing activities of $6,692,492 for the year ended December 31, 2006. In both years, the primary component of the cash flow from financing activities was the issuance of common shares, through private placements and the exercising of options and warrants. More information in this regard is presented under “Capitalization” below.

Working Capital

Working capital is defined as current assets less current liabilities. For the year ended December 31, 2007, the working capital of Dynasty Gaming decreased by 77.9% to $1,659,869, compared to working capital of $7,513,613 for the year ended December 31, 2006.

Capitalization

As at December 31, 2007, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and broker warrants and 5,588,367 options. The total number of shares issued and outstanding on a fully diluted basis at the end of FY 2007 was 109,935,941.

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares 650 were issued to the Company and 250 were issued to Junnet. As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for special rights and software licenses related to on-line Sega games.

C. Research and Development, Patents and Licenses.

Since June 2005, the Company was engaged in the development of the proprietary software Mahjong Mania;  this development was carried out through its subsidiary Mahjong Development Inc.   This software was licensed to on-line game operators through its subsidiary Mahjong Systems Limited, the aggregate strategy.

The company committed resources to the enhancement of its proprietary game to achieve market-edge performance; to meet end-user requirements and to develop a model, different from the aggregate strategy,  for use in China.

The amounts spent over the last three years and tax credits received are detailed bellow:

	Amount Spent	Income tax credit received
Purchase of subsidiary (Mahjong Development Inc. ) deferred development costs	$2,150,821	-
Development costs year 2005 – six months: June to December	$585,630	-
Development costs year 2006	-	$277,088
Development costs year 2007	-	$127,210

D. Trend Information

The Company has incurred operating losses and has not achieved any significant revenues. In October 2007, the Company halted its cash-wager activities which were based solely on the licensing of its Mahjong Mania proprietary online gaming software.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Payments due by period – in US Dollars

	Total	Less than 1 year	1-3 years
License costs	$14,000,000	$6,000,000	$8,000,000

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $14,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)  For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross

Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b) For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due prior to March 15, 2008. The amount and frequency of future payments beyond March 15, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties prior to March 31, 2008. As of this date, the proposed Definitive Agreement has not yet been finalized.

Investment

During the year a new foreign subsidiary, BOBO Media Limited  (“BOBO”) was incorporated in the British Virgin Islands; the Company owned 70% of the issued and outstanding shares of BOBO.   BOBO was inactive and the Company sold all of its shares in BOBO in exchange for 70,000 shares of Asia Premium TV GRP (ATVG.OB).  The investment is classified as held-for-trading and is carried at fair value.

Definite Life Intangibles

On December 18, 2007 the Company purchased special rights for the use of on-line games and made an initial payment towards the purchase of an on-line game.  The special rights have a five year term.   The license for the on-line game software will have a term of 78 months.

Minority Interest

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares, 650 were issued to the Company and 250 were issued to Junnet. As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for definite life intangibles described above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of December 31, 2007. All of our directors are residents of Canada, with the exception of Robert Lupacchino, who is a resident of the United States of America, Kiyoshi Eguchi, who is a resident of Japan and Joseph Lau, who is a resident of Hong Kong:

Name	Age	Position
Albert Barbusci(1)	50	Director, President, Chief Executive Officer and Corporate Secretary
Robert Lupacchino(1)	56	Chief Financial Officer
Guy Beaudry (2)	47	Director
Kiyoshi Eguchi	67	Director
Joseph Lau	56	Director

(1) During the fiscal year ended December 31, 2007, Mark Billings resigned as Chief Financial Officer and Corporate Secretary of Dynasty Gaming Inc.. Subsequently, Albert Barbusci was appointed as Secretary and Robert Lupacchino was appointed as Chief Financial Officer.  Robert Nihon II was appointed to the board of the company following the resignation of David Wolk on January 1, 2007.  Robert Nihon II resigned from the board of the Company on August 16, 2007.

(2) Guy Beaudry was appointed to the board of the Company on June 29, 2007.  Guy Beaudry resigned as a director of the Company on April 25, 2008.

Set forth below is a biographical description of our directors and senior management based on information supplied by each of them.

Albert Barbusci

Mr. Barbusci has served as President and CEO of Dynasty Gaming since December 2004 and as a Director since May 2002.  During his time at Dynasty Gaming, he has concentrated on establishing alliances with key Chinese businesses in the digital, online, software development, operation and distribution sectors.  In 1980, Mr. Barbusci established his own advertising agency, Cadence Communications, in Montréal and continues to serve as its President. The company’s clients have included major advertisers such as Estée Lauder Canada, Irwin Toy Limited, Canada’s largest toy manufacturer and marketer; and the retail division of Canon Canada.  In 1995, Mr. Barbusci orchestrated the creation of Dentsu Cadence Canada, a 50/50 joint venture partnership between Cadence Communications and Dentsu Japan, the world’s largest stand-alone advertising agency with billings over $14 billion annually. Dentsu Cadance Canada’s clients included Toyota, Lexus and Canon Canada. He served as President of the company until 1999 when he sold his interest in the agency to Dentsu.  In 1994, he became a partner of the Atlanta Consulting Group, a successful U.S. firm, consulting to Fortune 1000 companies. Mr. Barbusci also founded and served as CEO of Events International Inc., a full-service, event-planning company, focused on major, international medical conferences, sponsored by pharmaceutical companies.  In 1999, Mr. Barbusci then merged Events International with Grey Healthcare Group, one of the largest pharmaceutical marketing and advertising agencies in the world, to form Phase V Communications, Canada.  He served as Chairman on Phase V Communications from 1998 through 2000.  In 2000, Mr. Barbusci, in partnership with the Desjardins Group, established Biotonix, an Internet-based Health company focused on non-invasive solutions for lower back pain, cumulative trauma disorders, osteoporosis and fitness and wellness.  He served as CEO of Biotonix from 2000 to 2003.

Robert Lupacchino

Mr. Lupacchino has served as Chief Financial Officer of Dynasty Gaming since August 2007.  He has served as Managing Partner of Stratacon, a full service business consulting practice, providing strategy consulting to Fortune 1000 companies in the areas of investment optimization, new venture formation, new product development, market and financial feasibility analysis, M&A strategies, capital structure formation, and overall strategy execution since 1996.  Mr. Lupacchino has held executive positions in several leading firms and has had direct profit and loss responsibility for organizations with revenues in excess of $250 million. Mr. Lupacchino holds a B.S. degree from Boston College and an M.B.A. degree from Emory University.

Kiyoshi Eguchi

Mr. Eguchi has served as a director of the Company since November 2005. Mr. Eguchi previously served as Chief Executive Officer for Hong Kong and New York offices of Japanese advertising giant, Dentsu Inc. Mr. Eguchi continues to privately consult businesses and is a resident of Tokyo, Japan.

Joseph Lau

Mr. Lau has served as a director of the Company since November 10, 2006.  Between July 2004 and December 2006 Mr. Lau was Managing Director of Hong Kong-based Guardian Partners Limited, and has worked for nearly 20 years in Canada within the investment banking sector prior to his transfer to Hong Kong. Mr. Lau now directs the strategic investment unit of SavillsGuardian, a part of the Savills Group PLC.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has four executive officers and directors: Albert Barbusci, Robert Lupacchino, Joseph Lau and Kiyoshi Eguchi. The following table sets forth all annual and long term compensation that the Company has paid or that has accrued on behalf of Company’s chief executive officer, named executive officers and directors for the fiscal year ended December 31, 2007.

Summary Compensation Table

Year 2007

Name & Principal Position	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Albert Barbusci, President, Chief Executive Officer, Director and Corporate Secretary (1)(10)	225,000			23,400		2,000	250,400
Mark Billings (2)	88,462			43,667			132,129
Robert Lupacchino Chief Financial Officer (2)(3)	61,722			2,250			63,972
Guy Beaudry (4)(10)				2,850		2,000	4,850
Kiyoshi Eguchi, Director (5)(10)				11,400		2,000	13,400

Robert Nihon II (6)(10) Director		1,000	1,000
Joseph Lau (7) Director	10,950		10,950
Adriaan Brink (8)	15,556	29,916	45,472
David Wolk (6)(9)	9,900	26,150	36,050

(1) Albert Barbusci received compensation of $225,000 pursuant to a Consulting Agreement between the Company and Cadence Communications Inc., a consulting company, of which Mr. Barbusci is the President. On October 05, 2007, options were granted for the purchase of 900,000 common shares at an exercise of $0.25 per option expiring on October 04, 2012; the option awards relates to the 150,000 options vested in the year ended  December 31, 2007.

(2) Mark Billings resigned as the Chief Financial Officer and Corporate Secretary on July 27, 2007.  Subsequently, Albert Barbusci was appointed as Corporate Secretary and Robert Lupacchino as Chief Financial Officer.  On November 02, 2006, options were granted for the purchase of 200,000 common shares at an exercise of $0.54 per option expiring on November 01, 2011; of the total granted 66,667 were vested and expired and 133,333 were forfeit upon termination.   On March 06, 2006, options were granted for the purchase of 500,000 common shares at an exercise of $0.50 per option expiring on March 05, 2011; of the total granted 416,667  were vested and expired and 83,333 were forfeit upon termination. The option awards relates to the 200,000  options vested in the year ended  December 31, 2007.

(3) Robert Lupacchino received compensation of $61,722 via Stratacon LLC, a consulting company, of which Mr. Lupacchino is the President.   On October 05, 2007, options were granted for the purchase of 150,000 common shares at an exercise of $0.25 per option expiring on October 04, 2012; the option awards relates to the 25,000 options vested in the year ended December 31, 2007.

(4)On October 05, 2007, options were granted for the purchase of 190,000 common shares at an exercise of $0.25 per option expiring on October 04, 2012; the option awards relates to the 31,667 options vested in the year ended December 31, 2007.

(5)On October 05, 2007, options were granted for the purchase of 100,000 common shares at an exercise of $0.25 per option expiring on October 04, 2012; the option awards relates to the 16,667 options vested in the year ended December 31, 2007.

(6) Robert Nihon II was appointed Director of the Company on 1 January 2007 following the resignation of David Wolk.  Mr. Nihon II later resigned from the Board of the Company on August 16, 2007.

(7)On October 05, 2007, options were granted for the purchase of 100,000 common shares at an exercise of $0.25 per option expiring on October 04, 2012; the option awards relates to the 16,667 options vested in the year ended December 31, 2007.

(8) Adriaan Brink was a former President and Director of Mahjong Systems Limited. Adriaan Brink received total fees of $29,916. Mr. Brink’s fees were paid to his personal operating company, Genesis Consulting, rather then to Mr. Brink directly. Mr. Brink resigned as Director on March 31, 2007. On September 21 , 2006, options were granted for the purchase of 333,333 common shares at an exercise of $0.54 per option expiring on September 20, 2011; of the total granted 111,111 were vested and expired and 222,222 were forfeit upon termination.   On September 21, 2005, options were granted for the purchase of 333,333 common shares at an exercise of $0.44 per option expiring on September 20, 2011; all were vested. The option awards relates to the 111,111  options vested in the year ended  December 31, 2007.

(9) On March 06, 2006, options were granted for the purchase of 90,000 common shares at an exercise of $0.50 per option expiring on March 05, 2011; all were vested. The option awards relates to the 45,000  options vested in the year ended  December 31, 2007.

 (10) The Company’s Directors currently receive compensation of $1,000 per attendance at the Company’s Directors Meetings.

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

Mark Billings, the Company’s former Chief Financial Officer, resigned and his Employment Agreement was terminated on July 27, 2007.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this annual report, except that directors are compensated for their actual expenses incurred in the conduct of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. To date, our directors are compensated $1,000 per attendance at our directors meetings.  At the discretion of the Company’s board, the directors may be awarded stock options from time to time.  Refer to Item 6E: “Share Ownership” for complete details of options awarded to the directors.

C.  Board Practices

The term of office of each director is until the next annual meeting of shareholders and until a successor is elected and qualified or until the director’s death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the board of directors.

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

Other than the Audit Committee, the Board of Directors has not appointed any other committees.

D.  Employees

As of December 31, 2007, the Company and its wholly-subsidiaries had 18 full-time employees and 4 consultants under contract, all of whom worked out of the Company’s head office. The employees’ positions included managerial and support staff positions. All employees were engaged either directly as employees, through a management company or as consultants.

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in Item 6B above who are currently our executive officers and/or directors and includes the details of all options or warrants to purchase shares of the Company held by such persons as of July 11, 2008:

Name	Number of Common Shares Held	Number of Options or Warrants Outstanding [1]	Beneficial Ownership [2]	Percentage Of Class [12]
Albert Barbusci	13,473,000 (3)	990,000 (3)	14,463,000	15.50%
Mark Billings (4)	Nil	Nil	Nil	*
Robert Lupacchino	Nil	150,000 (5)	150,000	*
Guy Beaudry	Nil	190,000 (6)	190,000	*
Kiyoshi Eguchi	Nil	190,000 (7)	190,000	*
Joseph Lau	Nil	190,000 (8)	190,000	*
Robert Nihon II (9)	Nil	Nil	Nil	-
Adriaan Brink	293,200 (10)	Nil	293,200	*
David Wolk (11)	Nil	Nil	Nil	-
Total:	13,766,200	1,710,000	15,476,200	16.45%

 * indicates less than 1%.

(1) For information regarding the class, amount, exercise prices, and expiry date of the options, please see below.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 2008, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(3) Held by Mr. Barbusci, personally and through Cadence Holdings, a corporation of which Mr. Barbusci is President and greater than 10% shareholder, as well as 95,000 shares held by Mr. Barbusci’s wife and minor children and 990,000 of vested options.

(4) Mark Billings resigned as the Chief Financial Officer and Secretary of the Company on July 27, 2007.

(5) Robert Lupacchino, Chief Financial Officer, has options to purchase 150,000 common shares of DNY at a strike price of $0.25 per share, which expires on October 5, 2012, of which 150,000 have vested as of May 31, 2008.

(6) Guy Beaudry, former Director, has option to purchase 190,000 common shares of DNY at a strike price of $0.25 per share, all of which has vested.  Guy Beaudry resigned from the Board of the Company on April 25, 2008.  As per the stock option agreement, his options will expire on July 24, 2008.

(7) Kiyoshi Eguchi, Director, has options to purchase 90,000 common shares of DNY at a strike price of $0.50 per share, which expire on March 5, 2011, and 100,000 options to purchase common  shares of DNY at a strike price of $0.25 per share, which expire October 5, 2012, all of which have vested of May 31, 2008.

(8) Joseph Lau, Director, has options to purchase 90,000 common shares of DNY at a strike price of $0.54 per share, which expire on November 1, 2011, and 100,000 options to purchase common shares of DNY at a strike price of $0.25 per share, which expire October 5, 2012 all of which have vested as of May 31, 2008.

(9) Robert Nihon II, former Director, resigned from the Board of the Company on August 16, 2007.

(10) Adriaan Brink resigned as Director and President of Mahjong Systems Limited on March 31, 2007.

(11) David Wolk resigned as President and Secretary of Mahjong Development Inc. on October 24, 2007.

(12) Based on 92,347,574 shares outstanding as of July 11, 2008.

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

As of December 31, 2007, we had 5,588,367 incentive stock options issued and outstanding.

The following table sets out certain information relating to options to purchase common shares not exercised by our senior management and directors as at December 31, 2007:

Name	Title of Class	Securities Acquired on Exercise (#)	Exercise Price (Cdn $)	Unexercised Options at December 31, 2007 (#)	Expiry Date
Albert Barbusci	Common	Nil Nil	$0.50 $0.25	90,000 900,000	March 5, 2011 October 5, 2012

Robert Lupacchino	Common	Nil	$0.25	150,000	October 5, 2012

Guy Beaudry (1)	Common	Nil	$0.25	190,000	October 5, 2012

Kiyoshi Eguchi	Common	Nil Nil	$0.50 $0.25	90,000 100,000	March 5, 2011 October 5, 2012

Joseph Lau	Common	Nil Nil	$0.54 $0.25	90,000 100,000	November 1, 2011 October 5, 2012

 (1) Effective April 25, 2008, Mr. Beaudry resigned from the board of directors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

To the best of Dynasty’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Dynasty, except for those listed below:

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (1)	Percent of Class
Common Shares	Albert Barbusci	14,463,000 (2)	15.5%

Common Shares	Richard Groome	10,744,500 (3)	11.3%

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

(2)

Mr. Barbusci’s beneficial ownership includes 13,378,000 shares held by Mr. Barbusci, personally and through Cadence Holdings, a corporation of which Mr. Barbusci is President and greater than 10% shareholder, as well as 95,000 shares held by Mr. Barbusci’s wife and minor children and 990,000 of vested stock options.

(3)

Mr. Groome’s beneficial ownership includes 5,951,500 common shares and warrants underlying 2,150,000 common shares, as well as 2,143,000 common shares and 500,000 warrants under his investment control or direction.

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

As at December 31, 2007, there were no balances payable to related parties.

Direct costs were charged by:

Genesis Consulting, a company controlled by Adriaan Brink, former President of our MSL subsidiary, charged direct costs of $29,916 to MSL.

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

David Wolk, President and Secretary of Mahjong Development Inc., provides various communications services, including drafting press releases and business plans. There is no written agreement or contract between Mr. Wolk and the Company or any of its subsidiaries. His fees for the year amounted to $26,150 and were billed to the Company.  Effective as of October 24, 2007, Mr. Wolk resigned as President and Secretary of Mahjong Development Inc.

Director fees were paid as follows: $2,000 to Albert Barbusci; $2,000 to Guy Beaudry; $2,000 to Kiyoshi Eguchi and $1,000 to Robert Nihon II.

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

Other than the above transactions, DNY has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of DNY common shares, or family members of such persons. Also, other than the above transactions, DNY has not had any transactions with any promoter.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.

Audited Financial Statements

Our consolidated financial statements for the fiscal periods 2007/2006/2005 periods ended December 31st as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on Dividend Distributions

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

TSX (in CDN$):

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
2007*	0.93	0.15
2006	1.33	0.37
2005*	0.66	0.15

-31

2004	0.40	0.03
2003	0.65	0.17

*The Company’s common shares began trading on the TSX, under the name Events International Holding Corporation (“EIH”), on April 25, 2002. The Company changed its name to Dynasty Gaming Inc. (“DNY”) on December 5, 2005, and began trading on the TSX Venture Exchange under that symbol on December 9, 2005.  October 17, 2007, trading in the Company’s shares halted on the TSX Venture Exchange at the request of the Company and remains halted as of June 30, 2008.

OTCBB (in U.S.$):

PERIOD	HIGH (US$)	LOW (US.$)
2007**	0.74	0.07
2003-2006*	N/a	N/a

* The Company’s common shares did not trade on the OTCBB during respective financial years.

**The Company’s common shares commenced trading on February 16, 2007

The high and low market prices of our common shares as reported on the TSX and the OTCBB for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below :

TSX (in CDN$):

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
June 30, 2008**	0.00	0.00
March 31, 2008**	n/a	n/a
December 31, 2007*	0.24	0.18
September 30, 2007	0.34	0.15
June 30, 2007	0.76	0.33
March 31, 2007	0.93	0.68

December 31, 2006	1.01	0.37
September 30, 2006	0.90	0.48
June 30, 2006	1.31	0.79
March 31, 2006	1.33	0.39

*October 17, 2007, trading in the Company’s shares halted on the TSX Venture Exchange at the request of the Company and remains halted as of June 30, 2008.

** Trading in the  Company’s shares remained halted during the first quarter of 2008.

OTCBB (in U.S.$):

PERIOD	HIGH (US$)	LOW (US$)
June 30, 2008	0.20	0.02
March 31, 2008	0.25	0.05

December 31, 2007	0.40	0.07
September 30, 2007	0.43	0.13
June 30, 2007	0.67	0.31
March 31, 2007**	0.74	0.60

January 1, 2006 - December 31, 2006*	N/a	N/a

* The Company’s common shares did not trade on the OTCBB during respective financial years.

** For the respective period, the Company’s common shares commenced trading on February 16, 2007.

For the most recent six months, the high and low market prices of our common shares are as set forth below:

TSX (in CDN$):

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
January 1 – June 30, 2008*	0.00	0.00

* October 17, 2007, trading in the Company’s shares halted on the TSX Venture Exchange at the request of the Company and remains halted as of June 30, 2008.

OTCBB:

PERIOD	HIGH (US$)	LOW (US$)
June 30, 2008	0.14	0.02
May 31,2008	0.13	0.04
April 30, 2008	0.20	0.07
March 31, 2008	0.25	0.05
February 28, 2008	0.25	0.10
January 31, 2008	0.25	0.13

We are listing our common shares, with no par value, pursuant to Section 12(g) of the Exchange Act of 1934. Our common shares are in registered form when issued. All of the shares outstanding are “restricted shares” within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

As of July 11, 2008, there were 92,347,574 of our common shares issued and outstanding; and there were approximately 3,157 registered holders of our common shares.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “DNY” and in the U.S. on the OTCBB under the trading symbol “DNYFF.”

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.  Memorandum and Articles of association

The description of certain terms and provisions of our Articles of Incorporation and By-laws is incorporated by reference to our Registration Statement filed on Form 20-F, Amendment No. 5 filed with the SEC on January 12, 2007.  Amendments to our Articles of Incorporation and By-Laws are attached, refer to Item 19: ‘Exhibits’.

C.  Material Contracts

During the fiscal years ended December 31, 2007 and 2006, and as of July 11, 2008, the Company has entered into the material contracts listed below:

1.

On January 25, 2006, the Company integrated its Mahjong Mania software live on Ladbrokes.com, a leading online casino operator. This installation provides Mahjong Systems Ltd., a wholly-owned subsidiary of the Company, with a licensing fee and an ongoing share of rake revenue from each game played on the Ladbrokes gaming site.

2.

On March 8, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, entered into a contract with Golden Palace Ltd. The contract covers the installation and payment of royalties for the Company’s Mahjong Mania gaming software.

3.

On March 28, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, entered into a contract with Interactive Gaming Holdings Plc. The contract covers the payment by Interactive Gaming Holdings Plc of license fees and share of revenue proceeds for the use of the Company’s Mahjong Mania gaming software.

4.

On April 24, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, signed a partner agreement with Finsoft Limited covering the distribution of Dynasty’s Mahjong Mania software. Under the Agreement, the Company will earn licensing fees and revenue from each gaming network on which Finsoft installs Mahjong Mania software. (This agreement has since expired and has not been renewed.)

-34

5.

On August 24, 2006, the Company, through its Mahjong Systems (Cyprus) Limited subsidiary, entered into a contract with Microgaming Software Systems Limited whereby MSL (Cyprus) granted Microgaming an exclusive license to use and sub-license the use of the Mahjong System.

6.

On February 7, 2007, the Company, through its Mahjong Systems (Cyprus) Limited subsidiary, entered into a contract with MT Ventures Inc., a subsidiary of Las Vegas from Home.com Entertainment Inc. whereby both companies cross-licensed each other’s online gaming software.

7.

On March 21, 2007, the Company entered into a joint venture agreement with China’s NextMart Inc. (formerly Sun New Media Inc.) for the creation of a new brand/internet portal, in the form of a highly profiled e-commerce website, that will focus primarily on China’s approximately 200 million young urban males and females aged 18 to 25.

8.

On March 30, 2007, the Company entered into an investor relations services agreement with AGORACOM Investor Relations (“AGORACOM”). Pursuant to the terms of this Agreement, AGORACOM will (i) create effective communication between the Company, its shareholders and the investment community through AGORACOM’s internet based investor relations system, and (ii) create a monitored Dynasty Gaming IR HUB (http://www.agoracom.com/IR/DynastyGaming) that will allow both the Company and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications. Furthermore, AGORACOM agreed to provide services to the Company for the purpose of raising the Company awareness amongst retail investors for the purposes of attracting new and prospective shareholders.  The service agreement expired on March 15, 2008.

9.

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

10.

On September 1, 2007, the Company entered into a license agreement with 3Q1 Technologies Limited, whereby the Company obtains an exclusive license from 3Q1 of its online mahjong games and a non-exclusive license in respect of any other games developed by 3Q1.

11.

On December 18, 2007, the Company, through its DNY (BVI) subsidiary, entered into an agreement with Sega Corporation of Japan, for the development of new, action-packed Multi-Player Online Games for the exclusive distribution and use of the Company in China, excluding Taiwan, Hong Kong and Macau.

12.

On February 5, 2008, the Company entered into a Letter of Intent (“LOI”) with Sinowise Business Services Limited and Silva Ford Technology Limited whereby Dynasty whereby the Company proposed acquisition of all issued and outstanding shares in the capital stock of Sinowise Business Services Limited and Silva Ford Technology Limited.

13.

On February 15, 2008, the Company, through its DNY (BVI) subsidiary, entered into a contract with Beijing Baiyouhuitong Net Technology Limited whereby both companies have reached a common ground on operating online games provided by Sega in China.

-35

14.

On May 26, 2008, the Company entered into a Share Sale and Purchase Agreement with NextMart Inc. whereby the Company agreed to sell its shares of Bobo Media Limited to NextMart Inc.

In connection with the material contracts listed above in #1-14 the Company has previously filed a Confidentiality Request with, and obtained confidentially treatment from, the SEC. Accordingly, certain confidential information has been redacted from the above-listed material contracts, copies of which are included as exhibits to the Company’s Registration Statement filed on Form 20-F on January 12, 2007.

D.  Exchange controls

The Company is a Canadian corporation and based in Canada. Canada does not have any restrictions that affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group.

The remittance of dividends, interest or other payments to nonresident holders of the Company’s securities may be subject to withholding taxes of 15 or 25% depending on the tax treaties in effect between Canada and the nonresident holders’ home country.

E. Taxation

Canadian Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires our common shares and who, for the purposes of the Income Tax Act (Canada), as amended (the “Tax Act”) and any applicable income tax treaty or convention, at all relevant times (i) is not a resident or deemed to be a resident in Canada; (ii) deals at arm’s length and is not affiliated with Dynasty; (iii) is not a foreign affiliate of a taxpayer resident in Canada; (iv) holds our common shares as capital property; and (v) does not use or hold and is not deemed to use or hold such common shares in the course of carrying on a business in Canada (such an investor referred to herein as a “non-Canadian investor”). In general, a non-Canadian investor will be considered to hold our common shares as capital property unless the investor is a trader or dealer in securities or otherwise holds them in the course of carrying on a business of buying or selling securities or has acquired them in a transaction considered to be an adventure in the nature of trade. This summary does not apply to non-Canadian investors (or other investors) who are insurers or who are “financial institutions” within the meaning of the “mark-to-market” rules contained in the Tax Act.

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

Our common shares constitute “taxable Canadian property” under the Tax Act. A disposition or deemed disposition of a common share by a non-Canadian investor will give rise to a capital gain (or capital loss). Any capital gain realized as a result of such disposition or deemed disposition will be subject to Canadian tax. However, under the Treaty, such gains will generally be exempt from Canadian tax where the non-Canadian investor disposing of such common shares is a resident of the United States for the purposes of the Treaty.

United States Federal Income Taxation

General

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our common shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common shares that is for U.S. federal income tax purposes:

•

an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•

an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of our common shares.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances, and this discussion addresses only holders that own our common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•

financial institutions or “financial services entities”;

•

broker-dealers;

-37

•

taxpayers who have elected mark-to-market accounting;

•

tax-exempt entities;

•

governments or agencies or instrumentalities thereof;

•

insurance companies;

•

regulated investment companies;

•

foreign persons or entities;

•

real estate investment trusts;

•

certain expatriates or former long-term residents of the United States;

•

persons that actually or constructively own 10% or more of our voting shares;

•

persons that acquired our common shares through the exercise of employee stock options or otherwise as compensation;

•

persons that hold our common shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•

persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

Because of the complexity of the tax laws and because the tax consequences to any particular investor may be affected by matters not discussed herein, each holder is urged to consult with its own tax advisor with respect to the specific tax consequences of the  ownership and disposition of our common shares, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

U.S. Holders

Taxation of Distributions Paid on Common Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income the amount of any dividend paid on our common shares, without reduction for any Canadian tax withheld from such dividend.  The amount so included will be equal to the U.S. dollar value of each dividend on the date of receipt, translating dividends paid in Canadian dollars into U.S. dollars using the exchange rate in effect on such date, regardless of whether the payment in fact is converted into U.S. dollars.  A distribution on our common shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such common shares. Any Canadian income tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability, or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income. (See “— Foreign Tax Credit” below.)

 With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Common Shares” below) provided that (1) we are eligible for benefits under the  Treaty, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. To the extent a distribution on our common shares will be treated as gain from the sale or exchange of such common shares, the lower applicable long-term capital gains rate may be available to non-corporate U.S. Holders with respect to such gain.  U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any distributions paid with respect to our common shares.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of the receipt, a U.S. Holder should have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, should be U.S. source ordinary income or loss.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a foreign tax credit (subject to certain limitations) in respect to such foreign taxes paid or withheld.  The election to obtain a deduction or credit for foreign taxes generally is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available with respect to any Canadian income taxes payable by such holder.

Taxation on the Disposition of Common Shares

Upon a sale or other taxable disposition of our common shares and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized (determined in U.S. dollars) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the common shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Based on the current composition of assets and income of us and our subsidiaries, we believe that it is likely that we will meet the PFIC asset or income test for the current taxable year.  However, our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that we will or will not be considered a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder held our common shares, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our common shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•

any gain recognized by the U.S. Holder on the sale or other taxable disposition of its common shares; and

•

any excess distribution made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the common shares).

Under these rules,

•

the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common shares;

•

the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we are PFIC, will be taxed as ordinary income;

•

the amount allocated to each other taxable year, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

In addition, if we are a PFIC, a U.S. Holder who acquires our common shares from a deceased U.S. Holder who dies before January 1, 2010 generally will be denied the step-up of U.S. federal income tax basis in such shares to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our common shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed

IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election.  However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our common shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our common shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our common shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income pursuant to the QEF election, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held common shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our common shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our common shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns common shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our common shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common shares at the end of its taxable year over the adjusted basis in its common shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Since we expect that our common shares will continue to be listed and traded on the OTCBB, our common shares may not currently qualify as marketable stock for purposes of this election.  As a result, U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our common shares should consult their own tax advisors concerning the application of the PFIC rules to their ownership and disposition of our common shares under their particular circumstances.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our common shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common shares to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our common shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who:

•

fails to provide an accurate taxpayer identification number;

•

is notified by the IRS that backup withholding is required; or

•

in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency of our primary revenue source will be the Chinese RMB, the corporate expenses of the Company (e.g., rent, telephone, payroll, professional fees etc.) are likely to be paid in US or Canadian Dollars. The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure, though the Company is not currently exploring hedging opportunities.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.     CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2007. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2007 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s annual report on internal control over financial reporting

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Given the size of our Company in terms of capital and personnel, the controls generally involve direct observations by the CFO and CEO, and the review of all financial reporting documents by the CFO. Management has concluded that our internal controls over financial reporting are not effective, as due to the size of the Company, it has not been possible to achieve segregation of duties. The Company believes given the limited number of transactions and inactivity of the Company this is an acceptable risk at this stage of development of the Company and management will look to hire additional staff in due course as the Company becomes more active.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.

(c) Attestation report of the register public accounting firms

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

As a Canadian corporation with operations principally outside of the United States, Dynasty is considered a “foreign private issuer” for the purposes of filings with the Securities and Exchange Commission (“SEC”) and with any stock exchange in the United States. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. Dynasty is presently quoted on the OTCBB and accordingly is not presently subject to the audit committee financial expert requirement.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2007 and 2006 by Horwath Appel, the Company’s principal accounting firm.

Accountant Fees and Services	2007		2006
Audit Fees		$40,000	$65,000
Audit Related Fees		$68,090	$25,000
Tax Fees		$5,000	$5,000
All Other Fees	$	nil	nil
		$113,090	$95,000

Audit Fees

The audit fees for the years ended December 31, 2007 and 2006, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2007 and 2006, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

Other Fees

For the year ended December 31, 2007, other fees represent allowable services performed by the external auditor relating to the scoping of Canadian Securities Administrators National Instrument 52-109. The Company did not incur any other fees for the years ended December 31, 2007 and 2006.

The Audit Committee of our Board of Directors chooses and engages our independent auditors to audit our financial statements. In 2007, our Board of Directors also adopted a policy requiring management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve audit and non-audit services that may be performed by our auditors.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with Canadian GAAP. Such financial statements have been reconciled to US GAAP.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.    Description

1.1	Certificate of Incorporation of 3059219 Canada Inc. dated August 11, 1994. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.2	Certificate of Amendment, dated June 8, 1995. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.3	Certificate of Amendment, dated March 19, 1996. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.4	Certificate of Amendment, dated October 15, 2001. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.5	Certificate of Amendment, dated December 5, 2005. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.6	By-laws of Dynasty Gaming Inc. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

1.7	Certificate of Amendment, dated February 28, 2008. *

1.8	By-law number 2 of Dynasty Gaming Inc., dated June 29, 2007.*

1.9	Amended By-laws of Dynasty Gaming Inc., dated June 29, 2007.*

2.1	Form of common stock certificate. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.1

Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ladbrokes.com dated as of May 24, 2006. ** (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

-48

4.2

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

4.6	Agreement between Mahjong Systems (Cyprus) Limited and MT Ventures Inc., dated February 7, 2007.*

4.7	Agreement between Dynasty Gaming Inc. and China’s NextMart Inc. (formerly Sun New Media Inc.), dated March 21, 2007.*

4.8	Agreement between Dynasty Gaming Inc. and 3Q1 Technologies Limited, dated September 1, 2007.*

4.9	Agreement between DNY (BVI) Beijing Baiyouhuitong Net Technology Co., Ltd., Beijing Junnet Science & Technology Company Ltd. and Sega Corporation of Japan, dated December 18, 2007.*

4.10	Agreement between Dynasty Gaming Inc. and NextMart Inc., dated May 26, 2008.*

4. 11

Lease, dated October 15, 1997 for space located at Canadian Steamship Building, 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4. 12	Lease amendment, dated April 11, 2008 for space located at Canadian Steamship Building, 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7. *

4.13+

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

-49

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

4.20+

Consulting Agreement dated September 12, 2006 between Dynasty Gaming Inc. and Anthony Barbusci. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on October 27, 2006)

4.21	Stock Option Plan. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on July 28, 2006)

4.22

Surplus Security Escrow Agreement between Events International Holding Corporation and Equity Transfer Services Inc. and The Persons Whose Names Are Set Out In The First Column Of Schedule “A” Annexed Hereto, dated March 20, 2002. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.23

Escrow Agreement between Events International Holding Corporation and Sweibel Novek, LLP and Ian Sherrington and Adriaan Brink dated September 2, 2005. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on September 20, 2006)

4.24

Agreement for the purchase and sale of shares of the MedEvents, Cadence and CPC Econometrics subsidiaries, between Dynasty Gaming Inc. and CPC Canada Inc. dated September 30, 2006. (Incorporated by reference to the Company’s Form 20-F/A filed with the Securities and Exchange Commission on October 27, 2006)

8.1	List of subsidiaries (Incorporated by reference to the Company’s Form 20-F filed with the Securities and Exchange Commission on June 29, 2007)

12.1	Certification by Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *

12.2	Certification by Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *

13.1	Certification by Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code. *

13.2	Certification by Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code. *

_________________________________

* Filed herewith.

** The confidential portions of this exhibit has been omitted and flied separately with the Securities and Exchange Commission.

+ Signifies management contract or compensatory arrangement.

-50

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNASTY GAMING INC.

By: __/s/ Albert Barbusci_____________ Name: Albert Barbusci Title: President & CEO Date: July 15, 2008	By: __/s/ Robert Lupacchino___________ Name: Robert Lupacchino Title: Chief Financial Officer Date: July 15, 2008

-51

DYNASTY GAMING INC. DECEMBER 31, 2007 AND 2006 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page

DYNASTY GAMING INC. - Fiscal Years Ended December 31, 2007 and 2006 (Audited)

Auditors' Report	F-1

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations and Deficit	F-3

Consolidated Statements of Shareholders' Equity	F-4

Consolidated Statements of Cash Flows	F-5

Notes to Consolidated Financial Statements	F-7

-52

AUDITORS' REPORT

The Shareholders and Directors of:

Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations, shareholders' equity and cash flows for the three-year period ended December 31, 2007. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

/s/ Horwath Appel

February 19, 2008

Horwath Appel

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2007 and shareholders’ equity as at December 31, 2007, 2006 and 2005 to the extent summarized in note 22 to the financial statements.

Montreal, Quebec

/s/ Horwath Appel

February 19, 2008

Horwath Appel

Chartered Accountants

DYNASTY GAMING INC.
Consolidated Balance Sheets

As at December 31, 2007 and 2006
(stated in Canadian Dollars)

	2007	2006
	$	$
ASSETS
Current assets
Cash	1,488,832	7,551,017
Restricted cash	36,575	43,030
Accounts receivable	43,006	396,043
Prepaid expenses	17,043	159,586
Other receivable	-	150,000
Investment (Note 7)	280,000	-
	1,865,456	8,299,676
Deferred development costs (Note 8)	90,000	1,639,571
Property and equipment (Note 9)	404,394	465,175
Definite-life intangibles (Note 10)	2,000,000	-

	4,359,850	10,404,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	205,587	737,155
Deferred revenue	-	48,908

	205,587	786,063
Minority interest (Note 12)	492,792	-
	698,379	786,063

Shareholders' equity	3,661,471	9,618,359
	4,359,850	10,404,422

Commitments, Subsequent Events and Canadian and United States accounting policies differences (Notes 18, 21 and 22)

On behalf of the board:

“Albert Barbusci”

, Director

“Joseph Lau”

, Director

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
	(Note 13)	(Note 13)	Surplus	(Note 14)	Income	Deficit	equity
	$	$	$	$	$	$	$
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987
Shares & warrants issued - private placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - business acquisition	9,000,000	1,350,000					1,350,000
Shares issued - brokers' rights & warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - stock option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587
Shares & warrants issued - private placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - brokers' warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - stock option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs				1,042,146			1,042,146
Foreign currency translation					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants (Note 13)	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan (Note 13)	464,967	325,926		(141,693)			184,233
Stock-based costs (Note 15)				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Consolidated Statements of Operations

Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	2007 $	2006 $	2005 $
Revenues	51,740	82,277	161,700
Operating expenses
Direct costs	1,183,387	1,505,545	53,593
Marketing and promotion	2,082,870	1,217,613	231,567
Administrative	1,492,708	3,065,346	911,006
Amortization - deferred development costs	756,180	819,792	-
Amortization - property and equipment	176,231	56,234	16,109
Impairment - loan receivable	-	303,430	-
Impairment – deferred development costs (Note 8)	666,181	-	-
Impairment – property and equipment (Note 9)	114,660	-	-
Impairment - goodwill	-	-	328,348
	6,472,217	6,967,960	1,540,623
Loss from operations	(6,420,477)	(6,885,683)	(1,378,923)
Other
Interest income	186,355	131,516	(1,518)
Foreign exchange (loss) gain	(23,561)	1,604	9,267
Gain on settlement of advance payable	-	18,605	-
Loss on disposal of equipment	(7,969)	-	-
	154,825	151,725	7,749
Loss from operations before minority interest	(6,265,652)	(6,733,958)	(1,371,174)
Minority interest (Note 12)	7,208	-	-
Loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
(Loss) gain from discontinued operations (Note 6)	-	(186,626)	186,615
Gain on sale of discontinued operations (Note 6)	-	24,715	-
Net (loss) gain from discontinued operations	-	(161,911)	186,615

Net loss	(6,258,444)	(6,895,869)	(1,184,559)

Net loss per share
Basic and diluted
From continuing operations	(0.07)	(0.09)	(0.03)
From discontinued operations	-	0.00	0.00
	(0.07)	(0.09)	(0.03)
Weighted average number of common shares
Basic	91,937,234	78,876,348	46,165,603
Diluted	91,937,234	78,876,348	46,165,603

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	2007 $	2006 $	2005 $
Operating activities
Net loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
Stock based compensation (Note 15)	(60,534)	1,042,146	30,257
Amortization of deferred development costs	756,180	819,792	-
Amortization of property and equipment	176,231	56,234	16,109
Impairment – loan receivable	-	303,430	-
Impairment – goodwill	-	-	328,348
Impairments – deferred development costs	666,181	-	-
Impairment – property and equipment	114,660	-	-
Minority interest	(7,208)	-	-
Loss on disposal of equipment	7,969	-	-
	(4,604,965)	(4,512,356)	(996,460)
Change in non-cash working capital:
Accounts receivable	353,037	(266,561)	318
Prepaid expenses	142,543	(113,565)	13,095
Accounts payable and accrued liabilities	(531,568)	(12,933)	(739,855)
Deferred revenue	(48,908)	-	48,908
	(84,896)	(393,059)	(677,534)
	(4,689,861)	(4,905,415)	(1,673,994)
Investing activities
Decrease (increase) in restricted cash	6,455	(43,030)	-
Decrease in restricted deposit	-	116,300	3,900
Net cash transferred on sale of business	-	(879,789)	-
Cash acquired on acquisition	-	-	6,863
Other receivable	150,000	-	30,200
Increase in development costs	-	-	(578,624)
Tax credits received for development costs	127,210	277,088	-
Acquisition of property and equipment	(238,579)	(394,355)	(29,631)
Acquisition of definite-life intangibles	(2,000,000)	-	-
Proceeds on sale of property and equipment	500	-	-
Investment (Note 7)	(280,000)	-	-
	(2,234,414)	(923,786)	(567,292)
Financing activities
Repayment of obligations under capital leases	-	(5,003)	(27,429)
Minority interest in shares of a subsidiary	500,000	-	-
Decrease in loan payable director	-	-	(60,000)
Issuance of common shares net of costs	362,090	6,697,495	7,910,897
	862,090	6,692,492	7,823,468
Change in cash and cash equivalents from continuing operations	(6,062,185)	863,291	5,582,182
Change in cash and cash equivalents from discontinued operations (Note 6)	-	634,460	152,039

Net change in cash and cash equivalents	(6,062,185)	1,497,751	5,734,221
Cash and cash equivalents , beginning of year	7,551,017	6,053,266	319,045
Cash and cash equivalents , end of year	1,488,832	7,551,017	6,053,266
Cash and cash equivalents related to:
Continuing operations	1,488,832	7,551,017	5,755,213
Discontinued operations	-	-	298,053

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

1.

Going Concern

The Company has incurred operating losses and has not achieved any significant revenues. In October 2007, the Company halted its activities which were based solely on the licensing of its Mahjong Mania proprietary online gaming software.  The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described below.

The transaction proposed consists of a reverse takeover and share exchange between the Company and Junnet Omnimedia, Inc., UDS Technology Limited, Wilson Cho and Silva Ford Technology Ltd, which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd. which will be accompanied by a private placement offering for gross proceeds (before expenses) of $30,000,000 US.  Pursuant to the proposed transaction Dynasty Digital Interactive Inc. will be the continuing company (Note 21).

2.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.   Through its wholly-owned subsidiaries, the Company was engaged in the development, marketing and licensing of the proprietary online gaming software Mahjong Mania.  This activity ceased as of October 2007.

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement is in anticipation of the completion of the proposed transaction (Notes 18 and 21).

3.

Significant Accounting Policies

a)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)

Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its subsidiaries.  All significant inter-company transactions and balances have been eliminated upon consolidation. Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statements of operations from the dates of acquisition.

The Company’s subsidiaries are the following:

-

wholly-owned Canadian subsidiary, Mahjong Development Inc.,

-

wholly-owned Turks and Caicos Island subsidiary, Mahjong Systems Limited

-

wholly-owned Cyprus subsidiary, Mahjong Systems (Cyprus) Limited

-

75% owned British Virgin Islands subsidiary, DNY (BVI) Limited

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

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

3.

Significant Accounting Policies – cont’d

e)

Property and equipment

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives.   The amortization is as follows:

1) computer hardware and software	30% - declining balance method
2) furniture and fixtures	20% - declining balance method

f)

Definite-life intangibles

The definite-life intangibles are recorded at cost, less accumulated amortization. Amortization is provided over the assets’ useful life, using the straight-line method.   The useful life of the definite-life intangibles is based on their contract life.

g)

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

h)

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars.  The operations of the Company’s foreign subsidiary are considered to be fully integrated with those of its parent.

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

i)

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

j)

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

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

3.

 Significant Accounting Policies – cont’d

k)

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

l)

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

m)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.   Areas of significant estimate include the recoverability of deferred software costs, amortization periods for property and equipment and for definite-life intangibles, provision for doubtful accounts, the realization of future tax assets, and stock-based compensation costs. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

n)

Stock-based compensation and other stock-based payments

The Company has a stock-based compensation plan which is described in note 15.   The Company accounts for all stock-based payments and awards under the fair value base method.   All stock compensation to non-employees is expensed to earnings.   Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to other capital.  When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to other capital.    For awards granted before January 1, 2004, the Company did not recognize any compensation cost.

4.

 Change in Accounting Policies

Accounting Changes

On January 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

4.

Change in Accounting Policies (cont’d)

Financial Instruments

On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3865, Hedges; and Section 3251, Equity.

These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income elements consist of revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with generally accepted accounting principles (GAAP).  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting fiscal year.

The Company’s adoption of these financial instruments standards had no impact on the financial statements.

(i) Comprehensive Income

Comprehensive income, established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net earnings, and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)

Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

4.

Change in Accounting Policies (cont’d)

The Company’s cash and cash equivalents and restricted cash are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period.

The Company’s accounts receivable and other receivables are classified as loans and receivables.

The Company’s accounts payable and accrued liabilities and related party payable are classified as other financial liabilities.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the change arises. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

(iii)

Derivatives and hedging accounting

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company has decided to recognize embedded derivatives in its consolidated balance sheet, if applicable. This rule has had no impact in the financial statements of the Company.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies; fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The Company does not have any outstanding hedging contracts as at December 31, 2007 and December 31, 2006.

5.

Future Accounting Changes

The following is an overview of accounting standard changes that the Company will be required to adopt in future years:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

5.

Future Accounting Changes (cont’d)

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

6.

Discontinued Operations

On December 15, 2006 the Company sold its wholly-owned subsidiaries MedEvents Inc., Cadence Healthcare Communications Inc. and CPC Econometrics Inc. with an effective date of September 30, 2006.

Gain on sale:

Proceeds from sale

$

300,000

Less: book value of subsidiaries as of September 30, 2006

           (275,285)

Gain on sale

$

   24,715

The cumulative currency translation adjustment as of December 31, 2005, which arose from the translation to Canadian dollars of the assets and liabilities of CPC Econometrics Inc., the Company’s foreign self sustaining US operations, has been written off to the Company’s opening deficit.  The effect of this write off was a negative amount of $189,919.

The results of operations and cash flows of these subsidiaries have been segregated in the accompanying financial statements and reported as discontinued operations.

The discontinued operations presented in the accompanying consolidated statements of operations are as follows:

	2006 273 day period $	2005 365 day period $
Revenues	1,710,323	7,794,457
Operating expenses
Direct costs	1,526,896	5,241,175
Selling	114,100	320,267
Administrative	199,666	1,786,179
Amortization	28,675	37,251
	1,869,337	7,384,872
(Loss) income from operations	(159,014)	409,585
Other
Other income	14,428	21,757
Gain on sale of equipment	4,893	-
	19,321	21,757
(Loss) income before income taxes	(139,693)	431,342
Income taxes	-	244,727
Net (loss) income from discontinued operations	(139,693)	186,615
Translation adjustment loss	(46,933)	-
Net comprehensive (loss) income from discontinued operations	(186,626)	186,615

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

6.

Discontinued Operations (cont’d)

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:

	2006 273-day period $	2005 365-day period $
Operating activities	1,070,810	139,358
Investing activities	5,258	104,636
Financing activities	(420,572)	(74,378)
Effect of exchange rate changes on cash and cash equivalents	(21,036)	(17,577)
Cash flows from discontinued operations	634,460	152,039

Supplementary cash flow information for discontinued operations:

Income taxes paid	-	121,160

7.

Investment

During the year a new foreign subsidiary, BOBO Media Limited  (“BOBO”) was incorporated in the British Virgin Islands;  the Company owned 70% of the issued and outstanding shares of BOBO.   BOBO was inactive and the Company sold all of its shares in BOBO in exchange for 70,000 shares of Asia Premium TV GRP (ATVG.OB).    The investment is classified as held-for-trading and is carried at fair value.

8.

Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life.  During the year research and development tax credits in the amount of $127,210 (2006 – $277,088) were included as a reduction to the deferred development costs; the amount was based on the claims received.  The Company has performed an impairment review and determined that the asset was impaired; an impairment loss of $666,181 was recorded.  The remaining amount represents the estimate of the 2007 research and development tax credits to be received.

			2007	2006
Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value

$	$	$	$
2,332,153	1,575,972	666,181	90,000	1,639,571

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

9.

Property and Equipment

				2007			2006
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$	$
Computer hardware and software	782,733	269,371	114,660	398,702	556,491	98,431	458,060
Furniture and fixtures	10,314	4,622	-	5,692	10,314	3,199	7,115
	793,047	273,993	114,660	404,394	566,805	101,630	465,175

During the year the company recorded impairment in the amount of $114,660 on the computer software.

10.

Definite-Life Intangibles

On December 18, 2007 the Company purchased special rights for the use of on-line games and made an initial payment towards the purchase of an on-line game (Notes 12 and 18).  The special rights have a five year term.   The license for the on-line game software will have a term of 78 months.

			2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Special rights	200,000	-	200,000	-	-	-
On-line game license	1,800,000	-	1,800,000	-	-	-
	2,000,000	-	2,000,000	-	-	-

11.

Income Taxes

	2007	2006	2005
	$	$	$
Loss from continuing operations before income taxes:
Canadian	(6,048,972)	(5,847,118)	(1,178,195)
Foreign	(209,472)	(886,840)	(192,979)
	(6,258,444)	(6,733,958)	(1,371,174)
Combined federal and provincial statutory rates	30.95%	27.80%	26.64%
Computed income tax recovery at statutory rates	(1,936,988)	(1,872,248)	(365,240)
Increase (decrease) resulting from:
Impairments	170,945	48,579	101,787
Loss (gain) on investments	2,551	(2,979)	-
Non-deductible expenses	72,118	416,653	15,838

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

Non-recognition of future tax assets	276,324	213,942	3,199
Non-recognition of tax benefits related to non-capital losses	1,415,050	1,196,053	244,416
Income tax expense	-	-	-

Future tax assets are comprised of the following:

	2007	2006	2005
	$	$	$
Operating losses carried forward	3,222,928	1,930,810	796,013
Capital losses carried forward	432,671	429,692	315,405
Timing differences due to capital, intangible and other assets	41,270	(170,956)	33,394
Investment income tax credits	247,945	102,736	102,736
Less: valuation allowance	(3,944,814)	(2,292,282)	(1,247,548)
	-	-	-

As at December 31, 2007, the Company has taxable capital losses carry-forward of approximately $1,351,250 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $10,047,000, which are available to be applied against future taxable income.

11.

Income Taxes (cont’d)

The non-capital losses expire as follows:

Year of Expiry

$

2027

            4,419,000

2026

            3,326,000

2015

            1,630,000

2014

360,000

2010

  54,000

2009

194,000

2008

  64,000

The potential tax benefits relating to these losses have not been recognized in the financial statements.

12.

Investment

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares 650 were issued to the Company and 250 were issued to Junnet Omnimedia, Inc (“Junnet”). As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for special rights and software licenses related to on-line games (Notes 10 and 18).

13.

Capital Stock

a)

Authorized

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

The Company is authorized to issue an unlimited number of common shares.

b)

Escrowed shares

As at December 31, 2007, 4,732,778 common shares are subject to escrow conditions and may only be released for trading based on a pre-determined schedule and conditions extending over a period of one year.

c)

Warrants, rights and options exercised during the year by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First quarter
Warrants	343,214	0.50	188,768
Options	195,000	0.33	123,649
Second quarter
Warrants	12,500	0.50	6,875
Options	269,967	0.44	202,277
	820,681		521,569

*  “Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers’ rights and warrants costs which were originally credited to other capital.

13.

Capital Stock (cont’d)

Issued common shares:

	2007		2006
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	91,526,893	17,675,355	76,854,115	12,405,434
Issuance- private placements	-	-	12,000,000	4,008,156
Issuance- warrants and options exercised	820,681	521,569	2,672,778	1,261,765
Common shares, end of period	92,347,574	18,196,924	91,526,893	17,675,355

14.

Other Capital

Other capital consists of the following:

	2007	2006
	$	$
Warrants and brokers’ rights costs	1,885,964	1,903,750
Stock-based compensation costs	839,273	1,041,500
	2,725,237	2,945,250

15.

Stock-Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants.   Under this plan, the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.  The option price, the expiration date of each option, the vesting

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

period and other terms and conditions relating to each option shall be determined by the Board at the time of granting.    The options are exercisable up to a maximum of 5 years after the grant.

The summarized information on options as at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	2,075,000	4.71	0.25	375,000	0.24
$0.50 - $1.00	2,481,700	3.15	0.55	1,972,534	0.56
$1.00 - $1.11	1,031,667	3.89	0.99	688,334	0.99
	5,588,367	3.87	0.52	3,035,868	0.62

The fair value compensation expense recorded for the year ended December 31, 2007, with respect to the stock options granted, was a negative $60,534 (2006 – a positive $1,042,146).  The weighted average fair value of options granted during 2007 was estimated at $0.11 per option using the Black-Scholes model on the date of grant.  The following weighted-average assumptions were used:

Risk-free interest rate

  6.00%

Expected life

 1.79 years

Expected volatility in the market price of the shares

   90%

Expected dividend yield

    nil

15.

Stock-Based Compensation Plan   (cont’d)

The number of options has varied as follows for the years ended December 31:

	2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	7,887,888	0.68	2,605,749	0.44
Forfeited and expired	(4,504,554)	0.69	(26,750)	1.05
Granted	2,670,000	0.37	5,749,333	0.77
Exercised	(464,967)	0.40	(440,444)	0.23
Outstanding at end of year	5,588,367	0.52	7,887,888	0.68
Options exercisable at end of year	3,035,868	0.62	2,872,334	0.62

16.

Supplemental Cash Flow Information

	2007	2006
	$	$
Non- cash investing and financing activities:
Proceeds from sale of subsidiaries	-	150,000
Other receivable	-	(150,000)
Cost of warrants & brokers’ rights	-	1,560,000

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

Other capital	-	(1,560,000)
(Decrease) increase in common stock due to reduction in other capital pursuant to stock warrants, rights and options issued	(159,479)	132,426

17.

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

c)   Foreign currency risk

All of the Company’s revenue is earned in foreign currencies and is exposed to currency fluctuations.  The Company, as much as possible, uses the revenue stream in foreign currency as a natural hedge to cover costs denominated in that currency.  The following shows, in Canadian dollars, the assets and liabilities in other currencies:

	2007			2006
		Original	Converted		Original	Converted
	Currency	$	$	Currency	$	$
Current assets	US	594,430	589,279	US	602,942	698,368
Current assets	GBP	-	-	GBP	2,725	6,219
Current liabilities	US	33,632	33,339	US	165,025	192,328

18.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $14,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

(a)

For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due prior to March 15, 2008. The amount and frequency of future payments beyond March 15, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties prior to March 31, 2008.

19.

Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2007	2006
	$	$
Direct costs paid to	-	158,433
Administrative costs paid to	288,066	392,150

19.

Related Party Transactions  (cont’d)

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As of  December 31, 2007, there were no balances payable to related parties (December 31, 2006 - $3,272).

20.

Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meets the aggregation criteria specified by Canadian accounting standards.

The Company’s revenues originate from the following geographical areas of operation.

		2007		2006
	UK and Europe	Total	UK and Europe	Total
	$	$	$	$
License and royalty fees	51,740	51,740	82,277	82,277

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

21.

Subsequent Events

Proposed Transaction

On February 5, 2008, the Company entered into a letter of understanding to enable a reverse takeover (“RTO”) and share exchange transaction between Dynasty Gaming Inc. (“Dynasty”), Junnet Omnimedia, Inc. (“Junnet”), UDS Technology Limited (“UDS BVI”), Wilson Cho (“Cho”) and Silva Ford Technology Ltd (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.  As a result of this proposed transaction Dynasty Digital Interactive (“DDI”) will be the continuing company (“Company”).

Dynasty will purchase UDS BVI shares and Ford BVI shares from Junnet and Cho and issue a total of sixteen million four hundred thousand (16,400,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue eight million four hundred thousand (8,400,000) post consolidation shares to Cho. Also of this amount, and as consideration for the purchase of the UDS BVI shares, Dynasty will issue eight million (8,000,000) post consolidation shares to Junnet. The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

  Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of UDS BVI in exchange    for shares of Dynasty’s common stock constituting 37.8% of its outstanding securities on a fully-diluted basis.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 39.7% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both UDS BVI and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. UDS BVI, through an intermediary company, will hold 100%  of Ju You Software Technology Ltd (“Ju You”), a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

UDS BVI and Ford BVI are non-public, non-operating companies with nominal net non-monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non-public company formed and operating since March 1, 2006.

Pursuant to the RTO transaction, the Company has entered into an agreement with a financial advisor to represent it in securing a private placement offering from accredited investors of 6,000,000 units at a price of US $5 per unit. The units are comprised of one common share and 0.50 of a warrant to purchase one common share for gross proceeds of US $30,000,000 (before transaction costs). The proceeds from this placement will be principally used to fund the licensing payments to SEGA for the exclusive rights to operate four online games in China (Note 18), to fund the growth and expansion of the online software distribution business and to expand the sales and marketing efforts relating to online games.

22.

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

Consolidated statement of operations:

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

Effective January 1, 2004, for U.S. GAAP purposes, the Company adopted SFAS 123R, using the modified retro-prospective application method. Under this method, SFAS No. 123R applies to new awards and to prior years’ awards to give effect to the fair value-based method of accounting for awards granted, modified, or settled in cash on a basis consistent with the Proforma disclosures required for those periods by statement 123. Under Canadian GAAP, for awards granted before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Total stock based compensation costs that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

Estimated Value of Warrants:

The Company allocates the proceeds of private placements between capital stock and warrants based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company uses an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company uses the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows.  The impact of these different allocations on shareholders’ equity is as follows:

	2007		2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$	$	$
Capital stock	18,196,924	17,044,745	17,675,355	16,512,505	12,405,434	12,139,934
Contributed surplus	120,653	120,653	120,653	120,653	120,653	120,653
Other capital	2,725,237	3,913,024	2,945,250	4,143,708	475,530	776,638
Cumulative translation adjustment	-	-	-	-	(189,919)	-
Deficit	(17,381,343)	(17,416,951)	(11,122,899)	(11,158,507)	(4,037,111)	(4,262,638)
Total shareholders’ equity	3,661,471	3,661,471	9,618,359	9,618,359	8,774,587	8,774,587

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences  (cont’d)

Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

	2007	2006	2005
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(6,258,444)	(6,895,869)	(1,184,559)
Stock based compensation	(60,534)	1,042,146	30,257
Amortization of deferred development costs	756,180	819,792	-
Amortization of property and equipment , assets under capital leases and deferred lease benefits	176,231	84,909	53,360
Impairments	780,841	303,430	328,348
Gain on sale of discontinued operations	-	(24,715)	-
Loss (gain) on sale of property and equipment	7,969	(4,893)	-
Future income tax liability	-	-	148,050
Minority interest	(7,208)	-	-
	(4,604,965)	(4,675,200)	(624,544)
Change in non-cash working capital:
Accounts receivable	353,037	905,751	181,226
Prepaid expenses and work in progress	142,543	(3,580)	(227,807)
Accounts payable and accrued liabilities	(531,568)	(212,164)	(809,365)
Deferred revenue	(48,908)	103,655	(54,146)
	(84,896)	793,662	(910,092)
	(4,689,861)	(3,881,538)	(1,534,636)
Cash flows from investing activities
Restricted cash	6,455	(43,030)	-
Restricted deposit	-	(155,418)	3,900
Net cash transferred on sale of business	-	(879,789)	-
Cash acquired on acquisition	-	-	6,863
Loans receivable	150,000	-	134,836
Increase in development costs – gaming software	-	-	(578,624)
Tax credits received for development costs	127,210	277,088	-
Acquisition of property and equipment	(2,038,579)	(408,747)	(29,631)
Acquisition of intangible property	(200,000)	-	-
Proceeds on sale of property and equipment	500	19,650	-
Investment (Note 7)	(280,000)	-	-
	(2,234,414)	(1,190,246)	(466,656)
Cash flows from financing activities
Bank indebtedness	-	(85,337)	(37,340)
Repayment of obligations under capital lease	-	(15,320)	(39,867)
Decrease in loan from shareholder	-	-	(60,000)
Repayment of long term debt	-	(53,200)	(24,600)
Issuance of common shares net of costs	862,090	6,697,495	7,910,897
	862,090	6,543,638	7,749,090
Effect of exchange rates fluctuations on cash and cash equivalents	-	25,897	(17,577)
Net change in cash and cash equivalents	(6,062,185)	1,497,751	5,734,221

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

Cash and cash equivalents , beginning of year	7,551,017	6,053,266	319,045
Cash and cash equivalents , end of year	1,488,832	7,551,017	6,053,266

22.

Canadian and United States Accounting Policies Differences  (cont’d)

Recently issued accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008 (January 1, 2009 for the Company). This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial  Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) . The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“FAS 157”), which establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years, and the interim periods within those fiscal years, beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements.